      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 1997


                                                      REGISTRATION NO. 333-23221
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            WASHINGTON MUTUAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          WASHINGTON                        6035                        91-1653725

                                                               (IRS EMPLOYER IDENTIFICATION
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL              NO.)
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)

                               1201 THIRD AVENUE
                           SEATTLE, WASHINGTON 98101
                                 (206) 461-2000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                MARC R. KITTNER
                  SENIOR VICE PRESIDENT AND CORPORATE COUNSEL
                            WASHINGTON MUTUAL, INC.
                               1201 THIRD AVENUE
                           SEATTLE, WASHINGTON 98101
                                 (206) 461-2000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

        FAY L. CHAPMAN                CHARLES I. COGUT              PETER ALLAN ATKINS
        DAVID R. WILSON                 LEE MEYERSON                FRED B. WHITE, III
FOSTER PEPPER & SHEFELMAN PLLC   SIMPSON THACHER & BARTLETT   SKADDEN, ARPS, SLATE, MEAGHER &
       1111 THIRD AVENUE            425 LEXINGTON AVENUE                 FLOM LLP
   SEATTLE, WASHINGTON 98101      NEW YORK, NEW YORK 10017           919 THIRD AVENUE
        (206) 447-4400                 (212) 455-2000            NEW YORK, NEW YORK 10022
                                                                      (212) 735-3000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all other conditions to the Merger described in the Joint Proxy Statement/Prospectus.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                            [WASHINGTON MUTUAL LOGO]

                         1201 Third Avenue, Suite 1500

                           Seattle, Washington 98101


                                  May 13, 1997


Dear Shareholder:


     You are cordially invited to attend the Special Meeting of Shareholders of Washington Mutual, Inc. ("Washington Mutual"), which will be held at the Washington State Convention and Trade Center, 800 Convention Place, Seattle, Washington, at 2:00 p.m., Friday, June 13, 1997. I look forward to greeting as many of our shareholders as possible.


     At the special meeting, shareholders of Washington Mutual will be asked to consider and vote upon a proposal to approve the issuance of shares of Washington Mutual common stock in connection with a proposed merger (the "Merger") pursuant to which Great Western Financial Corporation ("Great Western") will merge with and into New American Capital, Inc., a wholly owned subsidiary of Washington Mutual. In the Merger, each outstanding share of Great Western common stock will be converted into the right to receive 0.9 shares of Washington Mutual common stock, with cash being paid in lieu of fractional shares, and each outstanding share of Great Western preferred stock will be converted into the right to receive one share of a new series of Washington Mutual preferred stock, to be designated as Washington Mutual 8.30% Cumulative Preferred Stock, Series F.

     In addition, at the special meeting, holders of Washington Mutual common stock and holders of each outstanding series of Washington Mutual preferred stock will be asked to vote on a proposal to approve an amendment to Washington Mutual's Restated Articles of Incorporation (the "Articles") to increase the number of authorized shares of common stock from 350,000,000 shares to 800,000,000 shares. Approval of the amendment to the Articles is not necessary to consummate the Merger.

     More complete information about the Merger and the amendment to the Articles is included in the accompanying Notice of Special Meeting of Shareholders and the Joint Proxy Statement/Prospectus. YOUR BOARD OF DIRECTORS BELIEVES THE PROPOSALS ARE IN THE BEST INTERESTS OF WASHINGTON MUTUAL AND ITS SHAREHOLDERS AND, ACCORDINGLY, RECOMMENDS THAT YOU VOTE "FOR" EACH OF THEM.

     Whether or not you attend the special meeting, it is important that your shares be represented and voted at the special meeting. Therefore, I urge you to sign, date and promptly return the enclosed proxy in the enclosed postage-paid envelope. If you decide to attend the special meeting and vote in person, you will, of course, have that opportunity. If you are planning to attend the special meeting, we would greatly appreciate it if you would let us know by so indicating in the appropriate place on your proxy.

                                          Sincerely,

                                          /s/ KERRY K. KILLINGER
                                          -----------------------------
                                          Kerry K. Killinger
                                          Chairman, President and Chief
                                          Executive Officer

                            [WASHINGTON MUTUAL LOGO]

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                                 JUNE 13, 1997



     The Special Meeting of Shareholders of Washington Mutual, Inc. ("Washington Mutual"), will be held at the Washington State Convention and Trade Center, 800 Convention Place, Seattle, Washington, on Friday, June 13, 1997, at 2:00 p.m. for the following purposes:


          1. To approve the issuance of shares of common stock pursuant to the Agreement and Plan for Merger, dated as of March 5, 1997, by and among Washington Mutual, Great Western Financial Corporation ("Great Western") and New American Capital, Inc., a wholly owned subsidiary of Washington Mutual; and

          2. To approve an amendment to Washington Mutual's Restated Articles of Incorporation (the "Articles") to increase the number of authorized shares of common stock from 350,000,000 shares to 800,000,000 shares.

     Both of these proposals are more fully described in the Joint Proxy Statement/Prospectus, which follows. Only holders of shares of Washington Mutual common stock and holders of shares of each outstanding series of Washington Mutual preferred stock of record at the close of business on May 9, 1997 are entitled to notice of, and to vote at, this special meeting, and any and all adjournments thereof.

     Holders of Washington Mutual common stock will be asked to vote on both proposals. Holders of each outstanding series of Washington Mutual preferred stock will be asked to vote with the holders of Washington Mutual common stock only on the proposal to amend the Articles to increase the number of authorized shares of common stock.

                                          By Order of the Board of Directors,

                                          William L. Lynch
                                          Secretary

Seattle, Washington

May 13, 1997


                                   IMPORTANT
Whether or not you expect to attend in person, we urge you to vote on the proposals by signing, dating, and returning the enclosed proxy at your earliest convenience. This will ensure the presence of a quorum at the Special Meeting. PROMPTLY VOTING, SIGNING, DATING, AND RETURNING THE PROXY WILL SAVE WASHINGTON MUTUAL THE EXPENSE AND EXTRA WORK OF ADDITIONAL SOLICITATION. An addressed envelope for which no postage is required if mailed in the United States is enclosed for that purpose. Sending in your proxy will not prevent you from voting your stock at the Special Meeting if you desire to do so, as your proxy is revocable at your option in the manner described in the Joint Proxy Statement/Prospectus.

[GREAT WESTERN LOGO]



Dear Great Western Stockholder:



     You are cordially invited to attend a special meeting of stockholders of Great Western Financial Corporation ("Great Western") to be held on Friday, June 13, 1997 at Great Western's Employee Center at 19809 Prairie Street, Chatsworth, California 91311, at 10:00 a.m., local time (the "Great Western Special Meeting").


     At the Great Western Special Meeting, holders of common stock, par value $1.00 per share (the "Great Western Common Stock"), of Great Western will be asked to consider and vote upon the adoption of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 5, 1997, by and among Washington Mutual, Inc., a Washington corporation ("Washington Mutual"), New American Capital, Inc., a Delaware corporation and a wholly owned subsidiary of Washington Mutual ("NACI"), and Great Western, providing for the merger (the "Great Western/Washington Mutual Merger") of Great Western with and into NACI, and to approve the transactions contemplated thereby. In the Great Western/Washington Mutual Merger, each outstanding share of Great Western Common Stock will be converted into the right to receive 0.9 shares of Washington Mutual common stock, with cash paid in lieu of fractional shares, and each outstanding share of preferred stock of Great Western will be converted into the right to receive one newly-issued share of a corresponding series of preferred stock of Washington Mutual with terms substantially identical to those of the series of Great Western preferred stock being converted.

     THE GREAT WESTERN BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE GREAT WESTERN/WASHINGTON MUTUAL MERGER ARE FAIR AND IN THE BEST INTERESTS OF GREAT WESTERN AND ITS STOCKHOLDERS AND, ACCORDINGLY, RECOMMENDS THAT YOU VOTE "FOR" THE GREAT WESTERN/WASHINGTON MUTUAL MERGER. A discussion of the factors considered by the Great Western Board in reaching its decision to approve and adopt the Merger Agreement is set forth in the attached Joint Proxy Statement/Prospectus under the heading "The Washington Mutual/Great Western Merger -- Reasons for the Washington Mutual/Great Western Merger; Recommendations of the Boards of Directors."


     H.F. Ahmanson & Company ("Ahmanson") has announced an unsolicited proposal to merge with Great Western pursuant to which each share of Great Western Common Stock would be converted into not less than 1.10 nor more than 1.20 shares of Ahmanson common stock. The Great Western Board of Directors has determined that the Ahmanson merger proposal is not in the best interests of Great Western or its stockholders. Consequently, stockholders are not being asked to consider and vote upon the Ahmanson merger proposal. On May 12, 1997, Ahmanson publicly announced that it intended to commence an exchange offer for all of the outstanding shares of Great Western Common Stock on the same financial terms as the Ahmanson merger proposal.



     Based on the closing market prices of Washington Mutual common stock and Ahmanson common stock on March 17, 1997, the day that Ahmanson revised its unsolicited merger proposal to the terms described above, the nominal implied value per share of Great Western Common Stock under the Great Western/Washington Mutual Merger was $46.01 and under the Ahmanson merger proposal was $47.70. Based on the closing market prices of Washington Mutual common stock and Ahmanson common stock on May 12, 1997, the nominal implied value per share of Great Western Common Stock under the Great Western/Washington Mutual Merger was $47.42 and under the Ahmanson merger proposal was $48.00.


     Consummation of the Great Western/Washington Mutual Merger is subject to certain conditions, including, but not limited to, obtaining the requisite vote of the stockholders of both Great Western and Washington Mutual and the approval of the Great Western/Washington Mutual Merger by various regulatory agencies. If the Great Western/Washington Mutual Merger is not approved, there can be no assurances that any alternative business combination would be consummated or as to the timing or terms of any such alternative business combination.

     The enclosed Notice of Special Meeting and Joint Proxy Statement/Prospectus provide specific information regarding the Great Western/Washington Mutual Merger and the Great Western Special Meeting. Please read these materials carefully.

     It is very important that your shares are represented at the Great Western Special Meeting, whether or not you plan to attend in person. The affirmative vote of the holders of a majority of the shares of Great Western Common Stock entitled to vote at the Great Western Special Meeting is required for approval of the Great Western/Washington Mutual Merger. A failure to vote for the Great Western/Washington Mutual Merger will have the same effect as a vote against such merger. Therefore, we urge you to sign, date and return the enclosed green proxy card in the enclosed postage-paid envelope as soon as possible to assure that your shares will be voted at the Great Western Special Meeting. YOU SHOULD NOT SEND IN CERTIFICATES FOR YOUR GREAT WESTERN SHARES AT THIS TIME.

     On behalf of the Board of Directors, we thank you for your support, and again urge you to vote FOR approval of the Great Western/Washington Mutual Merger.

                               Very truly yours,

            /s/ JOHN F. MAHER                            /s/ JAMES F. MONTGOMERY
            -------------------------------------        -----------------------
            John F. Maher                                James F. Montgomery
            President and Chief Executive Officer        Chairman of the Board

          If you have any questions, please call our proxy solicitor:

                         [GEORGESON & COMPANY INC. LOGO]

                          CALL TOLL FREE: 800-223-2064

                  Banks and Brokers call collect: 212-440-9800

                              [GREAT WESTERN LOGO]

                      Great Western Financial Corporation

                              9200 Oakdale Avenue
                          Chatsworth, California 91311

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                          TO BE HELD ON JUNE 13, 1997



     NOTICE IS HEREBY GIVEN that a special meeting (including any adjournments, postponements or reschedulings thereof, the "Great Western Special Meeting") of stockholders of Great Western, a Delaware corporation ("Great Western"), will be held on Friday, June 13, 1997, at Great Western's Employee Center at 19809 Prairie Street, Chatsworth, California 91311, at 10:00 a.m., local time. A Proxy Card and Joint Proxy Statement/Prospectus for the Great Western Special Meeting are enclosed. The Great Western Special Meeting is for the purpose of considering and voting upon a proposal to:


          Adopt the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 5, 1997, by and among Washington Mutual, Inc., a Washington corporation ("Washington Mutual"), New American Capital, Inc., a Delaware corporation and a wholly owned subsidiary of Washington Mutual ("NACI"), and Great Western, providing for the merger (the "Great Western/Washington Mutual Merger") of Great Western with and into NACI, and approve the transactions contemplated thereby, including the Great Western/Washington Mutual Merger. A copy of the Merger Agreement is attached as Appendix A to the accompanying Joint Proxy Statement/Prospectus.

No other business is expected to be transacted at the Great Western Special Meeting.


     The Great Western Board of Directors has fixed the close of business on May 9, 1997, as the record date for determination of the holders of common stock, par value $1.00 per share, of Great Western (the "Great Western Common Stock") entitled to notice of and to vote at the Great Western Special Meeting. A list of stockholders of record on such record date will be available for examination by any stockholder for purposes germane to the Great Western Special Meeting at Great Western's headquarters located at 9200 Oakdale Avenue, Chatsworth, California during ordinary business hours for a period of at least 10 days prior to the Great Western Special Meeting and at the Great Western Special Meeting.


     THE GREAT WESTERN BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE GREAT WESTERN/WASHINGTON MUTUAL MERGER ARE FAIR AND IN THE BEST INTERESTS OF GREAT WESTERN AND ITS STOCKHOLDERS AND, ACCORDINGLY, RECOMMENDS THAT YOU VOTE "FOR" THE GREAT WESTERN/
WASHINGTON MUTUAL MERGER.

     Your vote is important regardless of the number of shares you own. Even if you now plan to attend the Great Western Special Meeting, you are requested to sign, date and return without delay the enclosed Green Proxy Card in the enclosed postage-paid envelope. You may revoke your proxy at any time prior to its exercise. If you attend the Great Western Special Meeting you may revoke your proxy and vote personally on each matter brought before the Great Western Special Meeting.

     Copies of the Joint Proxy Statement/Prospectus are being furnished to holders of Great Western preferred stock and Great Western depositary shares for informational purposes only and such holders are not entitled to and are not being requested to vote at the Great Western Special Meeting.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          J. Lance Erikson
                                          Secretary
Chatsworth, California

May 13, 1997


     If you have any questions about voting your shares or require assistance, please call Georgeson & Company Inc., the firm assisting Great Western in the solicitation of proxies for the Great Western Special Meeting, at the phone numbers shown below:

                            GEORGESON & COMPANY INC.
                               WALL STREET PLAZA

                            NEW YORK, NEW YORK 10005
                         CALL TOLL FREE: (800) 223-2064
                 BANKS AND BROKERS CALL COLLECT: (212) 440-9800

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING GREEN PROXY CARD USING THE ENCLOSED, SELF-ADDRESSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF FOR ANY REASON YOU SHOULD DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AT ANY TIME BEFORE IT IS VOTED AT THE MEETING.

                 JOINT PROXY STATEMENT OF                             PROSPECTUS OF
               WASHINGTON MUTUAL, INC. AND                       WASHINGTON MUTUAL, INC.
           GREAT WESTERN FINANCIAL CORPORATION



     This Joint Proxy Statement/Prospectus (the "Joint Proxy Statement/Prospectus") is being furnished to shareholders of Washington Mutual, Inc., a Washington corporation ("Washington Mutual"), and to stockholders ("Great Western Stockholders") of Great Western Financial Corporation, a Delaware corporation ("Great Western"), in connection with the solicitation of proxies by the respective Boards of Directors of such corporations for use at the special meeting of shareholders of Washington Mutual (including any adjournments, postponements or reschedulings thereof, the "Washington Mutual Meeting") and the special meeting of stockholders of Great Western (including any adjournments, postponements or reschedulings thereof, the "Great Western Meeting," and, together with the Washington Mutual Meeting, the "Special Meetings") to be held on June 13, 1997. At the Great Western Meeting, holders of Great Western common stock, par value $1.00 per share ("Great Western Common Stock"), will be asked to consider and vote upon a proposal (the "Washington Mutual/Great Western Merger Proposal") to adopt the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 5, 1997, by and among Washington Mutual, New American Capital, Inc., a Delaware corporation and a wholly owned subsidiary of Washington Mutual ("NACI"), and Great Western, providing for the merger of Great Western with and into NACI (the "Washington Mutual/Great Western Merger"). At the Washington Mutual Meeting, holders of Washington Mutual common stock ("Washington Mutual Common Stock") will be asked to consider and vote upon a proposal to approve the issuance of shares of Washington Mutual Common Stock in the Washington Mutual/Great Western Merger to the stockholders of Great Western pursuant to the Merger Agreement. A copy of the Merger Agreement is attached hereto as Appendix A and is incorporated herein by reference. In addition, at the Washington Mutual Meeting, holders of Washington Mutual Common Stock and holders of each outstanding series of Washington Mutual preferred stock will be asked to vote on a proposal to amend Washington Mutual's Restated Articles of Incorporation (the "Washington Mutual Articles") to increase the number of authorized shares of Washington Mutual Common Stock from 350,000,000 shares to 800,000,000 shares. Approval of the amendment to the Washington Mutual Articles is not a condition to the consummation of the Washington Mutual/Great Western Merger.


     This Joint Proxy Statement/Prospectus also constitutes a prospectus of Washington Mutual with respect to up to 132,690,700 shares of Washington Mutual Common Stock issuable upon consummation of the Washington Mutual/ Great Western Merger to holders of Great Western Common Stock. This Joint Proxy Statement/Prospectus is also being furnished to the holders of the Great Western Preferred Stock and Great Western Depositary Shares (each as defined herein) for informational purposes, but proxies are not being solicited from such holders and such holders are not entitled to, and are not being asked to, vote at the Great Western Meeting.

     At the effective time of the Washington Mutual/Great Western Merger (the "Effective Time"), (i) each outstanding share of Great Western Common Stock will be converted into the right to receive 0.9 shares of Washington Mutual Common Stock (the "Exchange Ratio"), with cash being paid in lieu of fractional shares, and (ii) each outstanding share of Great Western 8.30% Cumulative Preferred Stock (the "Great Western Preferred Stock") will be converted into one share of Washington Mutual 8.30% Cumulative Preferred Stock, Series F (the "Series F Preferred Stock"). The terms, preferences, limitations, privileges and rights of the Series F Preferred Stock will be substantially identical to those of the Great Western Preferred Stock. As in the case of the Great Western Preferred Stock, each share of Series F Preferred Stock will be represented by depositary shares (the "New Washington Mutual Depositary Shares"), each representing a one-tenth interest in a share of the Series F Preferred Stock.


     Based on the closing sales price of the Washington Mutual Common Stock on the National Market tier of the NASDAQ Stock Market ("NASDAQ") on May 12, 1997, if the Washington Mutual/Great Western Merger had occurred at such time, the Exchange Ratio would have resulted in an indicated per share value for the Great Western Common Stock of $47.42. See "Summary -- Comparative Market Prices." Because the Exchange Ratio is fixed, a change in the market price of the Washington Mutual Common Stock before the Effective Time would affect the implied market value of the consideration to be received by Great Western Stockholders in the Washington Mutual/Great Western Merger in exchange for the Great Western Common Stock. THERE CAN BE NO ASSURANCE AS TO THE MARKET PRICE PER SHARE OF THE WASHINGTON MUTUAL COMMON STOCK AT ANY TIME PRIOR TO, AT OR AFTER THE EFFECTIVE TIME OF THE MERGER. Stockholders are urged to obtain current market quotations. The Washington Mutual Common Stock is designated for quotation on NASDAQ under the symbol "WAMU." The Great Western Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange (the "PSE") under the symbol "GWF."



     This Joint Proxy Statement/Prospectus and forms of proxies are first being mailed to the shareholders of Washington Mutual and the Great Western Stockholders on or about May 13, 1997.

                            ------------------------

   THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE
  FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS
          ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.


       The date of this Joint Proxy Statement/Prospectus is May 13, 1997.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................    1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......................................    1
SUMMARY...............................................................................    3
  The Special Meetings................................................................    3
  The Parties to the Washington Mutual/Great Western Merger...........................    5
  The Washington Mutual/Great Western Merger..........................................    6
  Management and Operations of Washington Mutual Following the Washington Mutual/Great
     Western Merger...................................................................   12
  Description of Washington Mutual Capital Stock......................................   13
SUMMARY FINANCIAL DATA OF WASHINGTON MUTUAL...........................................   14
  First Quarter Results...............................................................   15
SUMMARY FINANCIAL DATA OF GREAT WESTERN...............................................   17
  First Quarter Results...............................................................   18
SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA..............................   20
COMPARATIVE PER SHARE DATA............................................................   22
COMPARATIVE MARKET PRICES.............................................................   23
RISK FACTORS..........................................................................   24
THE SPECIAL MEETINGS..................................................................   27
  General.............................................................................   27
  Matters to be Considered at the Special Meetings....................................   27
  Record Date and Voting..............................................................   27
  Proxies and Voting Instructions.....................................................   28
  Quorum; Votes Required..............................................................   29
  Solicitation of Proxies.............................................................   30
THE WASHINGTON MUTUAL/GREAT WESTERN MERGER............................................   32
  General.............................................................................   32
  Background of the Washington Mutual/Great Western Merger............................   32
  Reasons for the Washington Mutual/Great Western Merger; Recommendations of the
     Boards of Directors..............................................................   36
  Opinions of Financial Advisors......................................................   43
  Conversion of Great Western Capital Stock...........................................   62
  Effective Time......................................................................   63
  Representations and Warranties......................................................   63
  Conduct of Business Pending the Washington Mutual/Great Western Merger and Other
     Agreements.......................................................................   63
  Conditions to the Consummation of the Washington Mutual/Great Western Merger........   66
  Regulatory Approvals Required.......................................................   67
  Termination of the Merger Agreement.................................................   68
  Termination Fees....................................................................   69
  Extension, Waiver and Amendment of the Merger Agreement.............................   69
  Interests of Certain Persons in the Washington Mutual/Great Western Merger..........   70
  Employee Matters....................................................................   73
  Accounting Treatment................................................................   75
  No Appraisal or Dissenters' Rights..................................................   75
  Exchange of Certificates and Depositary Receipts; Fractional Shares.................   75
  Certain Federal Income Tax Consequences.............................................   77
  Dividend Policy.....................................................................   78
  Resale of Washington Mutual Capital Stock Received by Great Western Common
     Stockholders.....................................................................   79
WASHINGTON MUTUAL.....................................................................   80
  General.............................................................................   80
  Principal Holders of Washington Mutual Common Stock.................................   80
  Principal Holders of Washington Mutual Preferred Stock..............................   82
  Security Ownership of Washington Mutual by Directors and Executive Officers.........   82

                                       (i)

                                                                                        PAGE
                                                                                        ----
GREAT WESTERN.........................................................................   84
  General.............................................................................   84
  Principal Holders of Great Western Common Stock.....................................   84
MANAGEMENT AND OPERATIONS OF WASHINGTON MUTUAL FOLLOWING THE WASHINGTON MUTUAL/GREAT
  WESTERN MERGER......................................................................   86
  General.............................................................................   86
  Board of Directors..................................................................   86
  Operations After the Washington Mutual/Great Western Merger.........................   86
PRO FORMA COMBINED FINANCIAL INFORMATION (UNAUDITED)..................................   91
LITIGATION............................................................................  100
COMPARISON OF RIGHTS OF WASHINGTON MUTUAL SHAREHOLDERS AND GREAT WESTERN
  STOCKHOLDERS........................................................................  103
  Capital Stock.......................................................................  104
  Board of Directors..................................................................  104
  Monetary Liability of Directors.....................................................  104
  Voting Rights.......................................................................  104
  Interested Shareholders.............................................................  105
  Removal of Directors and Filling Vacancies on the Board of Directors................  105
  Washington Mutual Rights Plan.......................................................  105
  Great Western Rights Plan...........................................................  106
CERTAIN DIFFERENCES BETWEEN WASHINGTON AND DELAWARE CORPORATE LAWS....................  106
  Amendment of Articles/Certificates of Incorporation.................................  106
  Right to Call Special Meeting of Shareholders.......................................  107
  Indemnification of Officers, Directors and Employees................................  107
  Provisions Affecting Control Share Acquisitions and Business Combinations...........  107
  Mergers, Sales of Assets and Other Transactions.....................................  109
  Action Without a Meeting............................................................  109
  Class Voting........................................................................  109
  Transactions with Officers and Directors............................................  110
  Dissenters' Rights..................................................................  110
  Dividends...........................................................................  111
DESCRIPTION OF WASHINGTON MUTUAL CAPITAL STOCK........................................  111
  Washington Mutual Common Stock......................................................  111
  Washington Mutual Preferred Stock...................................................  112
  Washington Mutual 8.30% Cumulative Preferred Stock, Series F........................  113
  New Washington Mutual Depositary Shares.............................................  114
DESCRIPTION OF GREAT WESTERN COMMON STOCK.............................................  117
PROPOSED AMENDMENT TO WASHINGTON MUTUAL ARTICLES OF INCORPORATION -- INCREASE IN
  AUTHORIZED SHARES...................................................................  118
  Current Capitalization..............................................................  118
  Certain Effects of the Proposed Amendment...........................................  119
LEGAL MATTERS.........................................................................  119
EXPERTS...............................................................................  120
STOCKHOLDER PROPOSALS.................................................................  120
APPENDICES
Appendix A   Agreement and Plan of Merger
Appendix B   Opinion of Lehman Brothers Inc.
Appendix C   Opinion of Goldman, Sachs & Co. dated March 5, 1997
Appendix D   Opinion of Goldman, Sachs & Co. dated March 25, 1997
Appendix E   Opinion of Merrill Lynch & Co. dated March 5, 1997
Appendix F   Opinion of Merrill Lynch & Co. dated March 25, 1997


                                      (ii)

                             AVAILABLE INFORMATION

     Washington Mutual and Great Western are both subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Washington Mutual and Great Western with the Commission may be inspected and copied at the Commission's public reference room located at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and at the public reference facilities in the Commission's regional offices located at: 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material may be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Certain of such reports, proxy statements and other information are also available from the Commission over the Internet at http://www.sec.gov. The periodic reports, proxy statements and other information filed by Washington Mutual with the Commission may also be inspected at the offices of the National Association of Securities Dealers, Inc., NASDAQ Reports Section, 1735 K Street, Washington, D.C. 20006. The periodic reports, proxy statements and other information filed by Great Western with the Commission may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and at the offices of the PSE, 301 Pine Street, San Francisco, California 94104.

     This Joint Proxy Statement/Prospectus is included as part of a registration statement on Form S-4 (together with all amendments and exhibits thereto, including documents and information incorporated by reference, the "Registration Statement") filed with the Commission by Washington Mutual, relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of up to 132,690,700 shares of Washington Mutual Common Stock. This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission, to which Registration Statement reference is hereby made for further information with respect to Washington Mutual and Great Western and the Washington Mutual Common Stock offered hereby. Statements contained herein concerning any documents are not necessarily complete and, in each instance, reference is made to the copies of such documents filed as exhibits to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by Washington Mutual (File No. 0-25188) are incorporated herein by reference: (a) Annual Report on Form 10-K for the year ended December 31, 1996, including the Form 10-K/A filed April 25, 1997 (the "1996 Washington Mutual 10-K"); (b) Current Reports on Form 8-K dated March 6, 1997, March 24, 1997, as amended on March 26, 1997, March 28, 1997, April 1, 1997, April 2, 1997, April 3, 1997, April 10, 1997, April 15,
1997, April 28, 1997, April 30, 1997, as amended on May 6, 1997, May 2, 1997,
May 5, 1997, May 6, 1997, and May 8, 1997; (c) Solicitation Materials filed pursuant to Rule 14a-12, dated March 17, 1997, March 18, 1997, March 19, 1997, March 24, 1997, March 26, 1997, March 27, 1997, March 28, 1997, April 1, 1997,
April 2, 1997, April 3, 1997, April 10, 1997, April 15, 1997, April 28, 1997,
April 30, 1997, May 2, 1997, May 5, 1997, May 6, 1997 and May 8, 1997; and (d)
the description of Washington Mutual capital stock contained in Item 5 of Current Report on Form 8-K dated November 29, 1994.


     The following documents filed with the Commission by Great Western (File No. 1-4075) are incorporated herein by reference: (a) Annual Report on Form 10-K for the year ended December 31, 1996 including the Form 10-K/A filed April 30, 1997 and the Form 10-K/A filed May 9, 1997 (the "1996 Great Western 10-K"); (b) the description of the Great Western Rights (as defined herein) contained in
Item 1 of the Great Western Registration Statement on Form 8-A dated June 30, 1995, as amended by the Form 8-A/A dated January 31, 1997; (c) the Great Western Revocation of Consent Statement on Schedule 14A dated March 4, 1997, as supplemented on March 6, 1997, March 19, 1997, and March 27, 1997 (the "Consent Revocation Statement"); (d) Current Reports on Form 8-K, dated January 22, 1997, January 27, 1997, February 20, 1997; March 24, 1997, March 26, 1997, April 3,
1997, April 10, 1997, April 28,

1997, April 30, 1997 and May 5, 1997; and (e) Solicitation Materials filed pursuant to Rules 14a-11 and 14a-12, dated February 25, 1997, February 26, 1997, February 28, 1997, March 4, 1997, March 5, 1997, March 6, 1997, March 7, 1997,
March 13, 1997, March 14, 1997, March 18, 1997, March 19, 1997, March 20, 1997,
March 24, 1997, March 26, 1997, March 27, 1997, March 28, 1997, March 31, 1997,
April 2, 1997, April 3, 1997, April 4, 1997, April 7, 1997, April 9, 1997, April
10, 1997, April 11, 1997, April 14, 1997, April 16, 1997, April 17, 1997, April
18, 1997, April 21, 1997, April 25, 1997, April 28, 1997, April 29, 1997, April
30, 1997, May 1, 1997, May 2, 1997, May 5, 1997, May 6, 1997, May 8, 1997 and
May 12, 1997.


     All documents filed by either Washington Mutual or Great Western pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the Special Meetings shall be deemed to be incorporated herein by reference and to be a part hereof from the date of such filing. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.


     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED THEREIN BY REFERENCE) RELATING TO WASHINGTON MUTUAL ARE AVAILABLE WITHOUT CHARGE UPON REQUEST TO: WASHINGTON MUTUAL, INC., 1201 THIRD AVENUE, SEATTLE, WASHINGTON 98101, ATTENTION: INVESTOR RELATIONS OR BY CALLING D.F. KING & CO. (800) 755-7250, AND SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED THEREIN BY REFERENCE) RELATING TO GREAT WESTERN ARE AVAILABLE WITHOUT CHARGE UPON REQUEST TO: GREAT WESTERN FINANCIAL CORPORATION, 9200 OAKDALE AVENUE, CHATSWORTH, CALIFORNIA 91311, ATTENTION:
INVESTOR RELATIONS OR BY CALLING GEORGESON & COMPANY INC. (800) 223-2064; BANKS AND BROKERS CALL COLLECT (212) 440-9800. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, REQUESTS SHOULD BE MADE BY JUNE 6, 1997.

                                    SUMMARY

     The information below is qualified in its entirety by the more detailed information appearing elsewhere in this Joint Proxy Statement/Prospectus, including the documents incorporated by reference in this Joint Proxy Statement/Prospectus. As used in this Joint Proxy Statement/Prospectus, the term "Washington Mutual" refers to Washington Mutual and, unless the context otherwise requires, its subsidiaries, and the term "Great Western" refers to Great Western and, unless the context otherwise requires, its subsidiaries. The term "Combined Company" is sometimes used herein to refer to Washington Mutual following consummation of the Merger. All references to the Great Western Common Stock in this Joint Proxy Statement/Prospectus include the associated Great Western Rights issued pursuant to the Great Western Rights Plan (as defined herein) and all references to the Washington Mutual Common Stock include the associated Washington Mutual Rights issued pursuant to the Washington Mutual Rights Plan (as defined herein).

     Forward-looking statements are contained in this Joint Proxy Statement/Prospectus and in documents incorporated by reference herein regarding Washington Mutual, Great Western and the Combined Company. Actual results may vary materially from the forward-looking statements contained in such documents for reasons which include the factors set forth herein under "Risk Factors" and in Washington Mutual's Current Report on Form 8-K dated March 6, 1997, which is incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

THE SPECIAL MEETINGS

  THE WASHINGTON MUTUAL MEETING


     Time, Date and Place. The Washington Mutual Meeting will be held at 2:00 p.m., local time, on Friday, June 13, 1997, at Washington State Convention and Trade Center, 800 Convention Place, Seattle, Washington. See "The Special Meetings -- General."


     Matters to be Considered. Shareholders of Washington Mutual will be asked to consider and vote upon proposals to (i) approve the issuance of shares of Washington Mutual Common Stock to Great Western Stockholders pursuant to the Merger Agreement (the "Share Issuance/Merger Proposal"), and (ii) to amend the Washington Mutual Articles to increase the number of authorized shares of Washington Mutual Common Stock from 350,000,000 shares to 800,000,000 shares (the "Articles Amendment Proposal"). The approval of the Articles Amendment Proposal is not a condition to the consummation of the Washington Mutual/Great Western Merger. See "The Special Meetings -- Matters to be Considered at the Special Meetings."

     Record Date; Shares Entitled to Vote; Quorum. The Board of Directors of Washington Mutual (the "Washington Mutual Board") has fixed the close of business on May 9, 1997 as the record date (the "Washington Mutual Record Date") for the determination of the holders of Washington Mutual Common Stock and holders of Washington Mutual Preferred Stock (as defined below) entitled to receive notice of and to vote at the Washington Mutual Meeting.


     As of the Washington Mutual Record Date, there were 126,291,687 shares of Washington Mutual Common Stock entitled to vote at the Washington Mutual Meeting, 2,252,500 shares of 9.12% Noncumulative Perpetual Preferred Stock, Series C ("Series C Preferred") entitled to vote at the Washington Mutual Meeting and 1,970,000 shares of 7.60% Noncumulative Perpetual Preferred Stock, Series E entitled to vote at the Washington Mutual Meeting ("Series E Preferred" and together with the Series C Preferred, the "Washington Mutual Preferred Stock"). Each share of Washington Mutual Common Stock is entitled to one vote on each of the matters properly presented at the Washington Mutual Meeting. Each share of Washington Mutual Preferred Stock is entitled to one vote only on the Articles Amendment Proposal. For the vote on the Share Issuance/Merger Proposal, the presence, in person or by proxy, of the holders of a majority of the outstanding shares of Washington Mutual Common Stock will constitute a quorum. For the vote on the Articles Amendment Proposal, the presence, in person or by proxy, of the holders of a majority of (i) the outstanding shares of Washington Mutual Common Stock (for the separate vote of holders of Washington Mutual Common Stock as a class) and (ii) the aggregate of the outstanding shares of Washington Mutual Common Stock and Washington Mutual Preferred Stock (for the vote of holders of Washington Mutual

Common Stock and Washington Mutual Preferred Stock as a single class) will constitute a quorum, respectively. See "The Special Meetings -- Record Date and Voting" and " -- Quorum; Votes Required."

     Votes Required. Under NASDAQ rules, the Share Issuance/Merger Proposal will require the affirmative vote of a majority of the shares of Washington Mutual Common Stock voting on such proposal. Approval of the Articles Amendment Proposal will require the affirmative votes of the holders of (i) two-thirds of the shares of Washington Mutual Common Stock and Washington Mutual Preferred Stock entitled to vote at the Washington Mutual Meeting voting together as a single class and (ii) two-thirds of the shares of Washington Mutual Common Stock entitled to vote at the Washington Mutual Meeting voting as a single class. Accordingly, assuming a quorum is present, a failure to submit a proxy (or to vote in person at the Washington Mutual Meeting), an abstention by a Washington Mutual shareholder or a broker non-vote, which is an indication by a broker that it does not have discretionary authority to vote on a particular matter, will have no effect on the Share Issuance/Merger Proposal, but will have the same effect as a "NO" vote with respect to the vote on the Articles Amendment Proposal. For shares of Washington Mutual Common Stock or Washington Mutual Preferred Stock held in street name by a broker, the failure of a Washington Mutual shareholder to give such broker voting instructions with regard to any proposal on which such shareholder is entitled to vote will result in a broker non-vote and will have the effects described in the preceding sentence. See "The Special Meetings -- Record Date and Voting" and " -- Quorum; Votes Required."

     THE WASHINGTON MUTUAL BOARD HAS DETERMINED, BY A UNANIMOUS VOTE OF ALL DIRECTORS PRESENT (WITH THREE DIRECTORS ABSENT), THAT THE TERMS OF THE WASHINGTON MUTUAL/GREAT WESTERN MERGER ARE FAIR AND IN THE BEST INTERESTS OF WASHINGTON MUTUAL AND ITS SHAREHOLDERS AND, ACCORDINGLY, RECOMMENDS THAT YOU VOTE "FOR" THE SHARE ISSUANCE/MERGER PROPOSAL. IN ADDITION, THE WASHINGTON MUTUAL BOARD HAS APPROVED, BY A UNANIMOUS VOTE OF ALL DIRECTORS PRESENT (WITH THREE DIRECTORS ABSENT), THE ARTICLES AMENDMENT PROPOSAL AND, ACCORDINGLY, RECOMMENDS THAT YOU VOTE "FOR" THE ARTICLES AMENDMENT PROPOSAL. EACH OF THE DIRECTORS NOT PRESENT AT THE MEETING HAS SUBSEQUENTLY EXPRESSED THEIR APPROVAL OF EACH OF THE PROPOSALS.

     For a discussion of the factors considered by the Washington Mutual Board in reaching its decision to approve and adopt the Merger Agreement and approve the Share Issuance/Merger Proposal, see "The Washington Mutual/Great Western Merger -- Background of the Washington Mutual/Great Western Merger" and
"-- Reasons for the Washington Mutual/Great Western Merger; Recommendations of the Boards of Directors."


     Security Ownership of Management and Others. As of the Washington Mutual Record Date, directors and executive officers of Washington Mutual and their affiliates (excluding any shares owned by or through Acadia Partners, L.P. and affiliates thereof) beneficially owned and were entitled to vote 3,636,798 shares of Washington Mutual Common Stock and 500 shares of Washington Mutual Preferred Stock, which represented approximately 2.88% of the shares of Washington Mutual Common Stock and less than 1% of Washington Mutual Preferred Stock, respectively, outstanding on such date. In addition, as of the Washington Mutual Record Date, Mr. Robert M. Bass and Acadia Partners, L.P. beneficially owned and were entitled to vote 11,546,451 shares and 6,215,004 shares, respectively, of Washington Mutual Common Stock, which represented approximately
9.14 and 4.92%, respectively, of the shares of Washington Mutual Common Stock outstanding on such date. Mr. Bass, Acadia Partners, L.P. and each Washington Mutual director and executive officer has indicated a present intention to vote, or cause to be voted, the Washington Mutual Common Stock and Washington Mutual Preferred Stock so owned for approval of the Share Issuance/Merger Proposal and the Articles Amendment Proposal. See "The Special Meetings -- Quorum; Votes Required."


  THE GREAT WESTERN MEETING


     Time, Date and Place. The Great Western Meeting will be held at 10:00 a.m., local time, on Friday, June 13, 1997, at Great Western's Employee Center at 19809 Prairie Street, Chatsworth, California 91311. See "The Special
Meetings -- General."

     Matters to be Considered. Great Western Stockholders will be asked to consider and vote upon a proposal to approve the Washington Mutual/Great Western Merger Agreement. See "The Special Meetings -- Matters to be Considered at the Special Meetings."

     Record Date; Shares Entitled to Vote; Quorum. The Board of Directors of Great Western (the "Great Western Board") has fixed the close of business on May 9, 1997 as the record date (the "Great Western Record Date") for the determination of the Great Western Stockholders entitled to receive notice of and to vote at the Great Western Meeting. Holders of record of Great Western Preferred Stock as of the Great Western Record Date are entitled to notice of but are not entitled to vote at the Great Western Meeting.


     As of the Great Western Record Date, there were 137,922,037 issued and outstanding shares of Great Western Common Stock. Each share of Great Western Common Stock is entitled to one vote on each of the matters properly presented at the Great Western Meeting. The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Great Western Common Stock will constitute a quorum. See "The Special Meetings -- Record Date and Voting" and " -- Quorum; Votes Required."


     Votes Required. Pursuant to Delaware law, the affirmative vote of the holders of a majority of the shares of Great Western Common Stock entitled to vote at the Great Western Meeting is required to approve the Washington Mutual/Great Western Merger Proposal. Accordingly, a failure to submit a proxy (or to vote in person at the Great Western Meeting), an abstention by a Great Western Stockholder or a broker non-vote, which is an indication by a broker that it does not have discretionary authority to vote on a particular matter, will have the same effect as a "NO" vote with respect to the vote on the Washington Mutual/Great Western Merger Proposal. For shares of Great Western Common Stock held in street name by a broker, the failure of a Great Western Stockholder to give such broker voting instructions with regard to the Washington Mutual/ Great Western Merger Proposal will result in a broker non-vote and will have the same effect as a "NO" vote with respect to such proposal. Holders of Great Western Preferred Stock are not entitled to and are not being asked to vote on approval and adoption of the Washington Mutual/Great Western Merger Proposal or any other matters that may be considered at the Great Western Meeting. See "The Special Meetings -- Record Date and Voting" and
" -- Quorum; Votes Required."

     THE GREAT WESTERN BOARD HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE WASHINGTON MUTUAL/GREAT WESTERN MERGER ARE FAIR AND IN THE BEST INTERESTS OF GREAT WESTERN AND ITS STOCKHOLDERS AND, ACCORDINGLY, RECOMMENDS THAT YOU VOTE "FOR" THE WASHINGTON MUTUAL/GREAT WESTERN MERGER.


     Security Ownership of Management and Others. As of the Great Western Record Date, directors and executive officers of Great Western and their affiliates beneficially owned and were entitled to vote 617,897 shares of Great Western Common Stock, which represented less than 1% of the shares of Great Western Common Stock outstanding on such date. Each Great Western director and executive officer has indicated his or her present intention to vote, or cause to be voted, the Great Western Common Stock so owned by him or her for approval of the Washington Mutual/Great Western Merger Proposal. As of the Great Western Record Date, various subsidiaries of Great Western, as fiduciaries, custodians or agents, did not have sole or shared voting power with respect to any shares of Great Western Common Stock. See "The Special Meetings -- Quorum; Votes Required."


THE PARTIES TO THE WASHINGTON MUTUAL/GREAT WESTERN MERGER

  WASHINGTON MUTUAL

     Washington Mutual is a regional financial services company committed to serving consumers and small to mid-sized businesses throughout the Western United States. Through its subsidiaries, Washington Mutual engages in the following activities:

     - MORTGAGE LENDING AND CONSUMER BANKING ACTIVITIES. Through its principal subsidiaries, Washington Mutual Bank ("WMB"), American Savings Bank, F.A. ("ASB"), and Washington Mutual Bank fsb ("WMBfsb"), at December 31, 1996, Washington Mutual operated 413 consumer financial centers and 96 loan centers offering a full complement of mortgage lending and consumer banking products and services. In 1996, WMB was the leading originator of first-lien, single-family residential loans in Washington and Oregon, and ASB was the second largest such originator in California.

     - COMMERCIAL BANKING ACTIVITIES. Through the commercial banking division of WMB, at December 31, 1996, Washington Mutual operated 48 full-service business branches offering a range of commercial banking products and services to small and mid-sized businesses. WMB commenced its commercial banking activities through the acquisition of Enterprise Bank of Bellevue, Washington ("Enterprise") in 1995 and Western Bank of Coos Bay, Oregon ("Western") in 1996.

     - INSURANCE ACTIVITIES. Through WM Life Insurance Company ("WM Life") and ASB Insurance Services Inc. ("ASB Insurance"), Washington Mutual underwrites and sells annuities and sells a range of life insurance contracts, and selected property and casualty insurance policies.

     - SECURITIES ACTIVITIES. Through ASB Financial Services, Inc. ("ASB Financial"), Murphey Favre, Inc. ("Murphey Favre") and Composite Research & Management Co. ("Composite Research"), Washington Mutual offers full service securities brokerage and acts as the investment advisor to and the distributor of mutual funds.

     Washington Mutual operates in Washington, California, Oregon, Utah, Idaho, Montana, Arizona, Colorado and Nevada. At December 31, 1996, Washington Mutual had consolidated assets of $44.6 billion, deposits of $24.1 billion and stockholders' equity of $2.4 billion. Based on deposits, Washington Mutual was at that date the second largest banking organization in Washington and the 28th largest in the United States.

     Washington Mutual has its principal executive offices at 1201 Third Avenue, Seattle, Washington 98101, telephone number (206) 461-2000.

  GREAT WESTERN

     Great Western is a savings and loan holding company organized in 1955 under the laws of the state of Delaware. The principal assets of Great Western are the capital stock of Great Western Bank, a Federal Savings Bank ("GW Bank"), and Aristar, Inc. ("Aristar"). GW Bank is a federally chartered stock savings bank which has 416 branches in California and Florida. Real estate lending operations are conducted directly by GW Bank and by direct subsidiaries through more than 200 offices in 27 states with concentrations in California, Florida, Texas and Washington. Aristar conducts consumer finance operations through 502 offices in 23 states, most of which operate principally under the names of Blazer Financial Services or City Finance Company, provides direct installment loans and related credit insurance services, and purchases retail installment contracts. Great Western and its subsidiaries also engage in related service businesses, including investment company advisory and administrative activities, insurance operations and real estate development.

     At December 31, 1996, Great Western had total assets of $42.9 billion, deposits of $28.6 billion and stockholders' equity of $2.6 billion. Based on deposits, Great Western was at that date the fourth largest banking organization in California and the 24th largest in the United States.

     Great Western has its principal executive offices at 9200 Oakdale Avenue, Chatsworth, California 91311, telephone number (818) 775-3411.

THE WASHINGTON MUTUAL/GREAT WESTERN MERGER

  EXCHANGE RATIO


     At the Effective Time, (i) each outstanding share of Great Western Common Stock will be converted into the right to receive 0.9 shares of Washington Mutual Common Stock, with cash being paid in lieu of fractional shares, and (ii) each outstanding share of Great Western Preferred Stock will be converted into the right to receive one share of Series F Preferred Stock. The terms, preferences, limitations, privileges and rights of the Series F Preferred Stock will be substantially identical to those of the Great Western Preferred Stock. On May 12, 1997, the closing sales price of Washington Mutual Common Stock on NASDAQ was $52.69 per share. If the Washington Mutual/Great Western Merger had occurred at such time, the Exchange Ratio would have resulted in an indicated per share value for the Great Western Common Stock of $47.42. Because the Exchange Ratio is fixed, a change in the market price of Washington Mutual Common Stock before the Effective Time would affect the implied market value of the consideration to be received by Great Western Stockholders in the Washington Mutual/Great Western Merger. There can be no assurance as to the market price of Washington Mutual Common Stock at any time before, at or after the Effective Time. Stockholders are urged to obtain current market quotations. See "The Washington Mutual/Great Western Merger -- Conversion of Great Western Capital Stock."

     At the Effective Time, each option to purchase shares of Great Western Common Stock (each a "Great Western Common Stock Option") issued by Great Western pursuant to any of its employee or director stock option programs (each a "Great Western Common Stock Plan") that is outstanding and unexercised immediately prior to the Effective Time will be converted automatically into an option to purchase shares of Washington Mutual Common Stock (each a "Washington Mutual Stock Option"). The number of shares of Washington Mutual Common Stock subject to a Washington Mutual Stock Option will be equal to the product of the number of shares of Great Western Common Stock underlying the Great Western Common Stock Option multiplied by the Exchange Ratio and rounded down to the nearest share, and the exercise price per share of Washington Mutual Common Stock subject to a Washington Mutual Stock Option will be equal to the exercise price per share of Great Western Common Stock underlying the Great Western Common Stock Option divided by the Exchange Ratio and rounded up to the nearest cent. See "The Washington Mutual/Great Western Merger -- Conversion of Great Western Capital Stock."

  REASONS FOR THE WASHINGTON MUTUAL/GREAT WESTERN MERGER; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

     The Boards of Directors of Washington Mutual and Great Western believe that the Washington Mutual/Great Western Merger represents a unique opportunity to create one of the premier consumer banking franchises on the West Coast. As a result of the Washington Mutual/Great Western Merger, the Combined Company would rank as the third largest banking organization in the western United States and the twelfth largest in the United States, with over 1,500 retail and business banking, consumer lending and mortgage lending offices located in 36 states and serving an estimated 4.1 million households. The Combined Company would have a strong deposit market share in Washington, Oregon, Utah and the key consumer banking state of California, as well as a strong market presence in parts of Florida. The Combined Company also would rank as one of the largest originators and servicers of residential mortgage loans in the United States, giving it the economies of scale and efficiencies to compete effectively in the rapidly consolidating financial services industry.

     In addition, management of Washington Mutual has identified potential cost savings, estimated at $340 million annually (pre-tax) by 1999, and opportunities for possible significant revenue enhancements from the Washington Mutual/Great Western Merger. See "Management and Operations of Washington Mutual Following the Washington Mutual/Great Western Merger -- Operations After the Washington Mutual/Great Western Merger."

     EACH OF THE WASHINGTON MUTUAL BOARD AND THE GREAT WESTERN BOARD BELIEVES THAT THE TERMS OF THE WASHINGTON MUTUAL/GREAT WESTERN MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THEIR RESPECTIVE SHAREHOLDERS. THE WASHINGTON MUTUAL BOARD AND THE GREAT WESTERN BOARD HAVE EACH, BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT, APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMEND THAT THEIR RESPECTIVE SHAREHOLDERS APPROVE AND ADOPT THE SHARE ISSUANCE/MERGER PROPOSAL (IN THE CASE OF WASHINGTON MUTUAL SHAREHOLDERS) AND THE WASHINGTON MUTUAL/GREAT WESTERN MERGER PROPOSAL (IN THE CASE OF GREAT WESTERN STOCKHOLDERS).

     IN ADDITION, THE WASHINGTON MUTUAL BOARD HAS, BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT, APPROVED THE ARTICLES AMENDMENT PROPOSAL AND RECOMMENDS THAT THE WASHINGTON MUTUAL SHAREHOLDERS AND THE HOLDERS OF WASHINGTON MUTUAL PREFERRED STOCK VOTE TO APPROVE THE ARTICLES AMENDMENT PROPOSAL.

     For a discussion of the factors considered by each of the Washington Mutual Board and the Great Western Board in reaching its decision to approve and adopt the Merger Agreement, see "The Washington Mutual/Great Western
Merger -- Background of the Washington Mutual/Great Western Merger" and

"-- Reasons for the Washington Mutual/Great Western Merger; Recommendations of the Boards of Directors."


     On February 18, 1997, H.F. Ahmanson & Company ("Ahmanson") publicly announced its unsolicited proposal for a merger of Great Western and Ahmanson pursuant to which each share of Great Western Common Stock would be converted into 1.05 shares of Ahmanson common stock (the "Original Ahmanson Proposal"). On March 17, 1997, Ahmanson announced a revised merger proposal pursuant to which each share of Great Western Common Stock would be converted into not less than
1.10 nor more than 1.20 shares of Ahmanson common stock (as so revised, the "Ahmanson Proposal"). The Great Western Board, after consulting with its legal and financial advisors, has determined not to authorize negotiations or discussions with Ahmanson concerning the Ahmanson Proposal. See "The Washington Mutual/Great Western Merger -- Background of the Washington Mutual/Great Western Merger." No presentations have been made by Ahmanson to the Great Western Board concerning the Ahmanson Proposal. The Great Western Board has determined that Washington Mutual represents a superior merger partner and its proposal represents a superior value opportunity. Consequently, Great Western Stockholders are not being asked to consider and vote upon the Ahmanson Proposal. For a discussion of the factors considered by the Great Western Board in connection with its consideration of the Ahmanson Proposal, see "The Washington Mutual/Great Western Merger -- Reasons for the Washington Mutual/Great Western Merger; Recommendations of the Boards of Directors." On May 12, 1997, Ahmanson publicly announced that it intended to commence an exchange offer for all of the outstanding shares of Great Western Common Stock on the same financial terms as the Ahmanson Proposal.



     Based on the closing market prices of Washington Mutual Common Stock and Ahmanson common stock on March 17, 1997, the day that Ahmanson announced the Ahmanson Proposal, the nominal implied value per share of Great Western Common Stock under the Great Western/Washington Mutual Merger Proposal was $46.01 and under the Ahmanson Proposal was $47.70. Based on the closing market prices of Washington Mutual Common Stock and Ahmanson common stock on May 12, 1997, the indicated value per share of Great Western Common Stock under the Great Western/Washington Mutual Merger was $47.42 and under the Ahmanson Proposal was $48.00.



     If the Washington Mutual/Great Western Merger is not approved, there can be no assurances that any alternative business combination would be consummated or as to the timing or terms of any such alternative business combination.


  OPINIONS OF FINANCIAL ADVISORS

     Lehman Brothers Inc. ("Lehman Brothers"), which is serving as financial advisor to the Washington Mutual Board, has delivered its written opinion, dated March 5, 1997 (the "Lehman Brothers Opinion"), to the Washington Mutual Board, that the Exchange Ratio is fair, from a financial point of view, to Washington Mutual. See "The Washington Mutual/Great Western Merger -- Opinions of Financial Advisors." THE FULL TEXT OF THE LEHMAN BROTHERS OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON ITS REVIEW, IS ATTACHED HERETO AS APPENDIX B AND IS INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS.

     Washington Mutual has agreed to pay fees to Lehman Brothers for its services in connection with the Washington Mutual/Great Western Merger, which fees were payable, in part, at the time of signing of the Merger Agreement and a substantial portion of which is contingent upon consummation of the Washington Mutual/Great Western Merger.

     Goldman, Sachs & Co. ("Goldman Sachs") and Merrill Lynch & Co. ("Merrill Lynch"), which are serving as financial advisors to Great Western, have delivered their written opinions, each dated as of March 5, 1997 and March 25, 1997, to the Great Western Board to the effect that, as of such dates, and based upon and subject to various qualifications and assumptions described therein, the Exchange Ratio (i) in the case of Goldman Sachs, is fair to Great Western Stockholders and (ii) in the case of Merrill Lynch, is fair to Great Western Stockholders from a financial point of view. See "The Washington Mutual/Great Western Merger -- Opinions of Financial Advisors." THE FULL TEXTS OF THE GOLDMAN SACHS OPINIONS AND THE MERRILL LYNCH OPINIONS, EACH DATED AS OF MARCH 5, 1997 AND MARCH 25, 1997 AND EACH OF WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON ITS REVIEW, ARE ATTACHED HERETO AS APPENDICES C THROUGH

F, AND ARE INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. GREAT WESTERN STOCKHOLDERS ARE URGED TO READ SUCH OPINIONS IN THEIR ENTIRETY. SEE "THE WASHINGTON MUTUAL/GREAT WESTERN MERGER -- OPINIONS OF FINANCIAL ADVISORS."

     Great Western has agreed to pay fees to Goldman Sachs and Merrill Lynch for their services in connection with the Washington Mutual/Great Western Merger, which fees were payable, in part, upon execution of the Merger Agreement and a substantial portion of which is contingent upon consummation of the Washington Mutual/Great Western Merger. See "The Washington Mutual/Great Western Merger -- Opinions of Financial Advisors."

  CONDITIONS TO THE WASHINGTON MUTUAL/GREAT WESTERN MERGER; REGULATORY APPROVALS


     The obligations of Washington Mutual and Great Western to consummate the Washington Mutual/ Great Western Merger are subject to various conditions, including, among others, obtaining the requisite stockholder approvals; obtaining requisite regulatory approvals, as described below; the effectiveness of the Registration Statement of which this Joint Proxy Statement/Prospectus is a part; approval for listing on NASDAQ of the shares of Washington Mutual Common Stock and Series F Preferred Stock to be issued in the Washington Mutual/Great Western Merger, subject to official notice of issuance; receipt of opinions of counsel at the closing of the Washington Mutual/Great Western Merger in respect of certain federal income tax consequences of the Washington Mutual/Great Western Merger; and receipt of accountants' letters to the effect that the Washington Mutual/Great Western Merger qualifies for "pooling-of-interests" accounting treatment.


     The Washington Mutual/Great Western Merger is conditioned on obtaining all required regulatory approvals (the "Requisite Regulatory Approvals"). The principal Requisite Regulatory Approval is approval of the Office of Thrift Supervision (the "OTS") under the Home Owners' Loan Act and the Federal Deposit Insurance Act. As described under "The Washington Mutual/Great Western
Merger -- Regulatory Approvals," Washington Mutual has filed an application seeking this OTS approval. Based on the advice of its legal advisors and its own prior acquisition experience, Washington Mutual expects that it will be able to obtain the OTS approval on a timely basis and without the imposition of any condition that would have a material adverse effect on the Combined Company. See "The Washington Mutual/Great Western Merger -- Conditions to the Consummation of the Washington Mutual/Great Western Merger" and "-- Regulatory Approvals Required."

  TERMINATION OF THE MERGER AGREEMENT

     The Merger Agreement may be terminated by mutual consent of the Washington Mutual Board and the Great Western Board. The Merger Agreement may also be terminated by either the Washington Mutual Board or the Great Western Board (i) if a governmental authority issues a final denial of an application with respect to any of the Requisite Regulatory Approvals or issues a final order prohibiting the consummation of the Washington Mutual/Great Western Merger, (ii) if the Washington Mutual/Great Western Merger does not occur on or before March 31, 1998, (iii) in certain events involving a material breach by the other party of any of its representations, warranties, covenants or agreements in the Merger Agreement, (iv) if the requisite approval of either the Washington Mutual shareholders or the Great Western Stockholders is not obtained at their respective Special Meetings, or (v) if the board of directors of the other party withdraws, modifies or changes its approval or recommendation of the Merger Agreement. The Merger Agreement may also be terminated (i) by the Washington Mutual Board if a tender offer or exchange offer for 25% or more of the outstanding shares of Great Western Common Stock is commenced (other than by Washington Mutual), and the Great Western Board recommends that the Great Western Stockholders tender their shares in such tender or exchange offer or otherwise fails to recommend that Great Western Stockholders reject such tender offer or exchange offer within ten business days after the commencement thereof, or (ii) by the Great Western Board if a tender offer or exchange offer for 25% or more of the outstanding shares of Washington Mutual Common Stock is commenced, and the Washington Mutual Board recommends that the Washington Mutual shareholders tender their shares in such tender or exchange offer or otherwise fails to recommend that Washington Mutual shareholders reject such tender offer or exchange offer within ten business days after the commencement thereof. See "The Washington Mutual/Great Western
Merger -- Termination of the Merger Agreement."

     Pursuant to the Merger Agreement, Great Western has agreed to pay a $75 million fee (plus reimbursement for documented reasonable out-of-pocket expenses up to $20 million) to Washington Mutual if (a) Washington Mutual terminates the Merger Agreement because the Great Western Board withdraws, modifies or changes in a manner adverse to Washington Mutual its approval or recommendation of the Washington Mutual/Great Western Merger, (b) Washington Mutual terminates the Merger Agreement because the Great Western Board either recommends a third party tender or exchange offer for 25% or more of the outstanding shares of Common Stock or fails to recommend that Great Western Stockholders reject such tender or exchange offer, (c) either Washington Mutual or Great Western terminates the Merger Agreement because the Great Western Stockholders fail to approve the Merger Agreement, but only if at the time of such failure, an alternative proposal to acquire Great Western has been publicly disclosed (or any person shall have publicly disclosed an intention (whether or not conditional) to make such an alternative proposal), or (d) Washington Mutual terminates the Merger Agreement as a result of the willful breach by Great Western of any material representation, warranty, covenant or other agreement in the Merger Agreement, but only if at or prior to the time of termination, an alternative proposal to acquire Great Western has been made known to Great Western or has been publicly disclosed, whether or not such alternative proposal is rejected by Great Western or withdrawn prior to the time of termination. An additional $100 million fee is payable by Great Western to Washington Mutual if, within 18 months after termination of the Merger Agreement under any of the circumstances described above, Great Western enters into a definitive agreement with respect to or consummates an alternative proposal for an acquisition of Great Western by a third party.

     The Ahmanson Proposal, if not unconditionally withdrawn prior to the mailing to Great Western Stockholders of this Joint Proxy Statement/Prospectus, would constitute an alternative proposal for purposes of clause (c) of the preceding paragraph. For purposes of clause (d) above, the Ahmanson Proposal constitutes such an alternative proposal. See "The Washington Mutual/Great Western Merger -- Background of the Washington Mutual/Great Western Merger."

     The termination fees described above, which Washington Mutual and Great Western believe are customary and typical for transactions such as the Washington Mutual/Great Western Merger, are intended, among other things, to increase the likelihood that the Washington Mutual/Great Western Merger will be consummated on the terms set forth in the Merger Agreement and, if the Washington Mutual/Great Western Merger is not consummated under certain circumstances involving an acquisition or potential acquisition of Great Western by a third party, to compensate Washington Mutual for its efforts undertaken, expenses incurred and business opportunities lost in connection with the proposed Washington Mutual/Great Western Merger. These agreements may have the effect of discouraging offers by third parties to acquire Great Western prior to the Washington Mutual/Great Western Merger, even if such persons were prepared to offer to pay consideration to Great Western Stockholders that has a higher current market price than the shares of Washington Mutual Common Stock to be received by the Great Western Stockholders pursuant to the Merger Agreement. See "The Washington Mutual/Great Western Merger -- Background of the Washington Mutual/Great Western Merger."

     Ahmanson has filed suit in the Court of Chancery of the State of Delaware to enjoin all steps necessary for consummation of the Washington Mutual/Great Western Merger and is challenging the termination fee described above. See "Litigation."

  CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Washington Mutual/Great Western Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code). Accordingly, no gain or loss will be recognized by Great Western Stockholders or the holders of the Great Western Preferred Stock, respectively, upon the receipt of Washington Mutual Common Stock or Series F Preferred Stock, respectively, in exchange for Great Western Common Stock or Great Western Preferred Stock, respectively, except with respect to any cash received in lieu of a fractional share interest in Washington Mutual Common Stock.

     There will be no federal income tax consequences to the shareholders of Washington Mutual as a result of either voting on the proposals described herein or consummation of the Washington Mutual/Great Western Merger.

     All shareholders should carefully read the discussion of the material federal income tax consequences of the Washington Mutual/Great Western Merger under "The Washington Mutual/Great Western Merger -- Certain Federal Income Tax Consequences" and are urged to consult with their own tax advisors as to the federal, state, local and foreign tax consequences of the Washington Mutual/Great Western Merger in their particular circumstances.

  ACCOUNTING TREATMENT

     The Washington Mutual/Great Western Merger is expected to be treated as a pooling-of-interests for accounting and financial reporting purposes. Accordingly, under generally accepted accounting principles, the assets and liabilities of Great Western will be recorded on the books of Washington Mutual at their values on the books of Great Western at the Effective Time. If completed as proposed, no goodwill will be created as a result of the Washington Mutual/Great Western Merger. See "The Washington Mutual/Great Western
Merger -- Accounting Treatment."

  INTERESTS OF CERTAIN PERSONS IN THE WASHINGTON MUTUAL/GREAT WESTERN MERGER

     Certain members of Great Western's management and the Great Western Board have interests in the Washington Mutual/Great Western Merger in addition to their interests as stockholders of Great Western generally. These include, among other things, provisions in the Merger Agreement relating to indemnification, the appointment of four members to the Washington Mutual Board following the Washington Mutual/Great Western Merger and the acceleration of benefits under certain employee benefit plans.


     The seven executive officers of Great Western would become entitled to receive benefits pursuant to the terms of certain agreements and benefit plans in connection with a change in control of Great Western as follows: (i) if employment is terminated under certain circumstances on or about the currently anticipated effective date of the Washington Mutual/Great Western Merger, severance under his or her employment agreement; (ii) within 5 days following a change in control of Great Western, a pro-rata bonus under Great Western's annual bonus plan; (iii) payment of amounts previously deferred under Great Western's deferred compensation plans, with interest thereon credited at an enhanced rate; and (iv) an annual benefit under Great Western's Supplemental Executive Retirement Plan. The approximate amounts such executive officers would be entitled to receive in respect of such benefits is as follows: Mr.
Maher -- $4,386,000, $351,000, $4,758,000 and $950,000, respectively; Mr.
Pappas -- $2,160,000, $158,000, $132,000 and $357,870, respectively; Mr.
Schenck -- $2,160,000, $146,000, $89,000 and $324,029, respectively; Mr.
Geuther -- $1,920,000, $140,000, $794,000 and $310,848, respectively; Mr.
Sims -- $1,632,000, $119,000, $0 and $39,596, respectively; Mr.
Erikson -- $1,512,000, $110,000, $29,000 and $238,252, respectively; and Ms.
Studenmund -- $1,680,000, $123,000, $106,000 and $121,864, respectively. In addition, upon the consummation of the Washington Mutual/Great Western Merger, all then unvested Great Western Stock Options held by such executive officers will become immediately vested and exercisable and restricted shares of Great Western Common Stock held by such officers will become immediately vested and free of restrictions. See "Interests of Certain Persons in the Washington Mutual/Great Western Merger" for a more detailed discussion of such agreements and plans and the benefits payable thereunder.


     The Great Western Board was aware of these interests and considered them, among other matters, in unanimously approving the Merger Agreement and transactions contemplated thereby. For additional information, including amounts payable under such employee benefit plans in certain circumstances, see "The Washington Mutual/Great Western Merger -- Interests of Certain Persons in the Washington Mutual/Great Western Merger."

  NO APPRAISAL OR DISSENTERS' RIGHTS

     Under Delaware law, holders of Great Western Common Stock and Great Western Preferred Stock (including the holders of Great Western Depositary Shares) will have no appraisal rights in connection with the Washington Mutual/Great Western Merger. Under Washington law, holders of Washington Mutual Common Stock and Washington Mutual Preferred Stock will have no dissenters' rights with respect to the Share Issuance/Merger Proposal or the Articles Amendment Proposal. See "The Washington Mutual/Great Western Merger -- No Appraisal or Dissenters' Rights."

MANAGEMENT AND OPERATIONS OF WASHINGTON MUTUAL FOLLOWING THE WASHINGTON MUTUAL/GREAT WESTERN MERGER

     At the Effective Time, Great Western will merge with and into NACI (which, as of the Effective Time, will be a direct, wholly owned subsidiary of Washington Mutual), with NACI as the surviving corporation. NACI will be, at the Effective Time, the direct parent company of ASB. It is intended that, as soon as practicable after consummation of the Washington Mutual/Great Western Merger, GW Bank and ASB will merge (the "Bank Merger") and that the name of the surviving corporation will be Great Western Bank.

     At the Effective Time, four representatives mutually agreeable to Washington Mutual and Great Western will be added to the existing Washington Mutual Board to form the Board of Directors of the Combined Company. While there are no agreements, arrangements or contracts to appoint any specific person to the Washington Mutual Board, it is expected that John F. Maher, the President and Chief Executive Officer of Great Western, will be one of the four representatives of Great Western chosen to serve on the Board of Directors of the Combined Company.

     Washington Mutual intends to consolidate the branch systems and loan offices of ASB and GW Bank in California and the loan offices of WMB and GW Bank in Washington. It is anticipated that approximately 100 branches (in addition to the seven branches already scheduled for closure by Great Western) and 100 loan offices (including 38 loan offices already scheduled for closure by Great Western) will be closed. Washington Mutual also intends to consolidate certain administrative functions. Initial branch and loan office consolidations will occur in 1998. It is anticipated that further branch and loan office consolidations, back office consolidations and efficiencies will be achieved in 1999. These consolidations, together with cost reductions which result from the introduction of Washington Mutual's loan origination system and an integrated data/communications system throughout the GW Bank branches and other steps, are expected to achieve annual operating cost savings of approximately $208 million and $340 million (pre-tax) in 1998 and 1999, respectively.


     In addition, Washington Mutual believes that the Washington Mutual/Great Western Merger should provide opportunities for significant revenue enhancements for the Combined Company. Washington Mutual anticipates increased asset growth through additional production and retention of residential mortgage and consumer loans as portfolio loans (based on leveraging of the additional capital made available as a result of the Washington Mutual/Great Western Merger and the introduction of new loan products and systems at GW Bank). It is estimated that this strategy will increase pre-tax net interest income in 1999 by approximately $246 million, although this strategy will cause a decrease of $5.0 million in gain on sale of loans in 1999. In addition, Washington Mutual estimates additional pre-tax fee income in 1999 of approximately $88 million may be obtainable primarily as a result of implementing Washington Mutual's pricing policies and products throughout the GW Bank branch network. The projected revenue enhancements are in addition to the revenue levels projected in current First Call estimates of future earnings of Great Western on a stand alone basis and do not include any potential increases over First Call estimates for Washington Mutual on a stand alone basis.


     Merger-related expenses of approximately $343 million (pre-tax) are expected to be recorded by Washington Mutual at the Effective Time. This charge includes the creation of reserves of $145 million for severance and management payments (which includes all payments anticipated to be payable under all Great Western severance plans, including the broad-based severance plan adopted in the first quarter of 1997), $106 million for facilities and system conversion related expenses and $92 million for other transaction costs.

     Washington Mutual also intends to provide an additional $100 million in loan loss provisions as a charge to earnings at the Effective Time. This additional loan loss provision is being provided because Washington

Mutual's plan for managing certain of the loans in Great Western's portfolio which were originated between 1989 and 1993 differs from Great Western's and therefore requires a different level of reserves. See "Management and Operations of Washington Mutual Following the Washington Mutual/Great Western Merger."

     The estimates of cost savings, revenue enhancements and merger-related and other expenses described above are forward-looking statements that, while prepared on the basis of Washington Mutual's best judgments and currently available information regarding Great Western's business and the future operating performance of the two companies, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of either company, and upon assumptions with respect to future business decisions that are subject to change. Accordingly, there can be no assurance that such cost-savings and revenue enhancements will be realized in the amounts or within the time periods currently estimated or that such charges for merger-related expenses will be sufficient. See "Risk Factors."

     See "Management and Operations of Washington Mutual Following the Washington Mutual/Great Western Merger."

DESCRIPTION OF WASHINGTON MUTUAL CAPITAL STOCK

     Upon consummation of the Washington Mutual/Great Western Merger, holders of Great Western Common Stock will become holders of Washington Mutual Common Stock. Holders of shares of Washington Mutual Common Stock are entitled to one vote per share for each share held. Subject to the rights of holders of shares of the outstanding Washington Mutual Preferred Stock, holders of shares of Washington Mutual Common Stock have equal rights to participate in dividends when declared and, in the event of liquidation, in the net assets of Washington Mutual available for distribution to shareholders. Washington Mutual may not declare any dividends on the Washington Mutual Common Stock unless full preferential amounts to which holders of the Washington Mutual Preferred Stock are entitled have been paid or declared and set apart for payment. Washington Mutual is also subject to certain regulatory restrictions on the payment of dividends.

     Each share of Washington Mutual Common Stock currently has attached thereto a stock purchase right (a "Washington Mutual Right") issued under the Washington Mutual Rights Plan.

     Upon consummation of the Merger, holders of Great Western Preferred Stock will become holders of the Series F Preferred Stock, which has substantially identical terms, limitations, privileges and rights as the Great Western Preferred Stock.

     For additional information concerning the capital stock of Washington Mutual and certain differences between Washington and Delaware corporate laws, see "Description of Washington Mutual Capital Stock" and "Certain Differences Between Washington and Delaware Corporate Laws."

                  SUMMARY FINANCIAL DATA OF WASHINGTON MUTUAL

     The following table presents summary financial data for Washington Mutual and is derived from and should be read in conjunction with the Consolidated Financial Statements and Notes thereto, which are incorporated herein by reference from the 1996 Washington Mutual 10-K. The financial information presented herein has been restated for the mergers with Keystone Holdings, Inc. and Western Bank in 1996 and with Pioneer Savings Bank in 1993 as if the respective companies had been combined for all prior periods presented.

                                                                         YEAR ENDED DECEMBER 31,
                                                 ------------------------------------------------------------------------
                                                     1996           1995           1994           1993           1992
                                                 ------------   ------------   ------------   ------------   ------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
Interest income................................  $  3,149,236   $  2,916,086   $  2,295,413   $  2,198,578   $  2,170,969
Interest expense...............................     1,958,229      1,923,436      1,335,358      1,211,896      1,302,489
                                                 ------------   ------------   ------------   ------------   ------------
Net interest income............................     1,191,007        992,650        960,055        986,682        868,480
Provision for loan losses......................       201,512         74,987        122,009        158,728        158,537
Other income...................................       259,264        208,339        220,794        246,576        174,365
Other expense..................................     1,025,304        700,514        695,517        687,519        561,688
                                                 ------------   ------------   ------------   ------------   ------------
Income before income taxes, extraordinary items
  and cumulative effect of change in tax
  accounting method............................       223,455        425,488        363,323        387,011        322,620
Income taxes...................................        70,420        111,906        109,880         96,034         42,462
Provision for payments in lieu of taxes........        25,187          7,887           (824)        14,075         53,980
Extraordinary items, net of federal income tax
  effect(1)....................................            --             --             --         (8,953)        (4,638)
Cumulative effect of change in tax accounting
  method.......................................            --             --             --         13,365         60,045
Minority interest in earnings of consolidated
  subsidiaries.................................        13,570         15,793         13,992         13,991         14,030
                                                 ------------   ------------   ------------   ------------   ------------
Net income (2).................................  $    114,278   $    289,902   $    240,275   $    267,323   $    267,555
                                                 ============   ============   ============   ============   ============
Net income attributable to common stock........  $     95,859   $    271,318   $    221,691   $    253,765   $    262,680
                                                 ============   ============   ============   ============   ============
Net income per common share (2)(3):
  Primary......................................  $       0.85   $       2.47   $       2.09   $       2.42   $       2.82
  Fully diluted................................          0.85           2.42           2.06           2.36           2.71
Average number of shares used to calculate net
  income per common share (4):
  Primary......................................   112,858,781    109,944,477    106,245,127    104,691,406     97,706,842
  Fully diluted................................   113,138,724    115,363,724    111,664,374    110,753,774    103,496,289
Cash dividends declared:
  Common.......................................  $    124,968   $     57,997   $     67,835   $     48,936   $    118,531
  Preferred....................................        18,418         18,584         18,584         13,559          4,875
Cash dividends declared per common share
  (3)(5).......................................          0.90           0.77           0.70           0.50           0.33

                                                                               DECEMBER 31,
                                                 ------------------------------------------------------------------------
                                                     1996           1995           1994           1993           1992
                                                 ------------   ------------   ------------   ------------   ------------
                                                                          (DOLLARS IN THOUSANDS)
Assets.........................................  $ 44,551,925   $ 42,026,622   $ 37,481,296   $ 33,614,912   $ 27,678,923
Loans..........................................    30,330,776     24,192,840     25,472,092     21,063,698     16,666,525
Trading, investment and mortgage-backed
  securities...................................    11,973,268     15,352,683      8,738,763      7,416,638      4,640,399
Deposits.......................................    24,080,141     24,462,960     23,344,006     23,516,317     20,729,204
Borrowings (includes annuities)................    17,683,988     14,579,635     11,946,567      7,366,624      5,134,480
Stockholders' equity...........................     2,397,888      2,541,704      1,854,836      1,765,560      1,467,835

                                                                         YEAR ENDED DECEMBER 31,
                                                 ------------------------------------------------------------------------
             OTHER FINANCIAL DATA:                   1996           1995           1994           1993           1992
-----------------------------------------------  ------------   ------------   ------------   ------------   ------------
Net interest margin............................          2.89%          2.62%          2.90%          3.31%          3.36%
Operating efficiency ratio (2)(6)..............         70.70          58.33          58.90          55.75          53.86
Return on average assets (2)...................          0.27           0.73           0.69           0.84           1.29
Return on stockholders' equity (2).............          4.59          13.44          12.66          15.95          21.05
Dividend payout ratio (7)......................         29.01          25.74          24.50          15.98          15.43
Ratios of combined earnings to fixed charges:
  Including interest on deposits...............          1.11x          1.22x          1.27x          1.32x          1.25x
  Excluding interest on deposits...............          1.25x          1.54x          1.75x          2.13x          2.02x

                                                                               DECEMBER 31,
                                                 ------------------------------------------------------------------------
                                                     1996           1995           1994           1993           1992
                                                 ------------   ------------   ------------   ------------   ------------
Stockholders' equity as a percentage of total
  assets:
  Total stockholders' equity...................          5.38%          6.05%          4.95%          5.25%          5.30%
  Common stockholders' equity..................          5.12           5.77           4.63           4.90           5.05
  Tangible stockholders' equity................          5.10           5.69           4.46           4.64           5.09
  Tangible common stockholders' equity.........          4.83           5.40           4.14           4.28           4.84
Nonperforming assets as a percentage of total
  assets.......................................          0.74           0.81           1.12           1.55           2.03
Reserve for loan losses as a percentage of:
  Nonperforming loans..........................        160.52         110.04          87.22          72.74          54.58
  Nonperforming assets.........................        110.29          69.42          58.52          46.91          31.98

---------------
(1) Extraordinary items include the call of subordinated capital notes, resulting in pretax losses of $2.2 million and $3.1 million during 1993 and 1992, and penalties for prepayment of FHLB advances, resulting in pretax losses of $10.8 million and $3.6 million during 1993 and 1992.

(2) Earnings for 1996 were reduced $294.6 million by an after-tax charge of $209.8 million for transaction-related expense resulting from Washington Mutual's merger with Keystone Holdings, Inc. ("Keystone Holdings") and acquisition of American Savings Bank, and by an after-tax charge of $84.8 million representing Washington Mutual's portion of the one-time assessment paid by savings institutions and banks nationally to recapitalize the Savings Association Insurance Fund ("SAIF"). The following table presents selected financial data for 1996 as reported and without the above mentioned charges:

                                                                                                                 WITHOUT
                                                                                                             SAIF ASSESSMENT
                                                                                                                   AND
                                                                                                           TRANSACTION-RELATED
                                                                                           AS REPORTED          EXPENSES
                                                                                           -----------     -------------------
                                                                                              (DOLLARS IN THOUSANDS EXCEPT
                                                                                                 FOR PER SHARE AMOUNTS)
        Net income.......................................................................   $ 114,278           $ 408,845
        Net income per fully diluted common share........................................        0.85                3.37
        Operating efficiency ratio.......................................................       70.70%              51.20%
        Return on average assets.........................................................        0.27                0.95
        Return on stockholders' equity...................................................        4.59               16.41

(3) Net income per common share, cash dividends paid per common share and number of common shares outstanding for 1992 have been adjusted for the third quarter 1993 50% stock dividend.

(4) As part of the business combination with Keystone Holdings, 8,000,000 shares of Washington Mutual Common Stock, with an assigned value of $42.75 per share, were issued to an escrow for the benefit of the shareholders of Keystone Holdings and the FSLIC Resolution Fund (the "FRF") and their transferees. The Combined Company will use the treasury stock method to determine the effect of the shares upon the Combined Company's financial statements. At December 31, 1996, the dilutive effect of the 8,000,000 shares of Washington Mutual Common Stock on primary and fully diluted earnings per share was minimal.

(5) Does not include dividends paid by companies acquired by Washington Mutual prior to such acquisitions.

(6) The operating efficiency ratio measures other expense as a percentage of operating income (net interest income plus other income). No adjustments have been made to the calculation for any nonrecurring or one-time charges or assessments.

(7) Dividend payout ratio for each period is based on Washington Mutual's net income prior to business combinations occurring subsequent to such period.

FIRST QUARTER RESULTS

     First quarter 1997 net income for Washington Mutual was $114.1 million, an increase of 28% over first quarter 1996 net income of $88.8 million. Fully diluted earnings per common share for the first quarter of 1997 were $.93, up from $.74 in the first quarter of 1996.

     Net interest income increased 10% to $317.0 million in the first quarter of 1997 from $287.0 million a year earlier, primarily as a result of growth in Washington Mutual's loan portfolio. The spread during the first quarter of 1997 was 2.77% compared with 2.75% a year earlier.

     Total other income for the first quarter of 1997 was $75.4 million, an increase of 32% from $57.0 million a year earlier, primarily as a result of higher depositor and loan servicing fees. Depositor fees increased 27% to $28.6 million during first quarter 1997 compared to $22.5 million a year earlier. The increase in loan servicing fees was primarily the result of a larger number of loans serviced for others as well as a reclassification of $3.3 million of income that would have been accounted for as net interest income by ASB, but that Washington Mutual classifies as loan servicing income.

     Loan originations for first quarter 1997 were $3.5 billion, up 16% from $3.0 billion in first quarter 1996. Loan originations other than single family residential loans increased to 31% of total originations from 24% of total originations in first quarter 1996.

     Washington Mutual's operating efficiency ratio (other expense as a percentage of net interest income and other income) improved to 49.1% for the first quarter of 1997 compared to 52.6% a year earlier. Total other expense for first quarter 1997 was $192.6 million, or 1.71% of average assets, compared with $181.1 million, or 1.74% of average assets, in first quarter 1996.

     Total nonperforming assets were $334.6 million at March 31, 1997, compared with $329.5 million at December 31, 1996. Nonperforming assets as a percentage of total assets were 0.73%, compared with 0.74% at December 31, 1996.

     The quarterly provision for loan losses was $15.5 million. At March 31, 1997, loan loss reserves totaled $367.2 million. Reserves as a percentage of nonperforming assets were 109.8%, and as a percentage of nonperforming assets, less REO, were 152.9%.

     Consolidated assets at March 31, 1997 were $46.1 billion, up from $44.6 billion at December 31, 1996, while total deposits were $24.3 billion, up from $24.1 billion at the end of fourth quarter 1996. Stockholders' equity at March 31, 1997 was $2.4 billion, or 5.27% of assets, and the capital ratios of Washington Mutual's banking subsidiaries continued to exceed the FDIC's requirements for classification as "well-capitalized," the highest regulatory standard.

     Washington Mutual raised its dividend on the Washington Mutual Common Stock to $.26 per share, payable May 15, 1997 to shareholders of record on April 30, 1997, from the previous quarter's $.25 per share dividend.

                    SUMMARY FINANCIAL DATA OF GREAT WESTERN

     The following table presents summary financial data for Great Western and is derived from and should be read in conjunction with the Consolidated Financial Statements and Notes thereto, which are incorporated herein by reference from the 1996 Great Western 10-K.

                                                                               YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------------------------------------------
                                                         1996            1995            1994            1993            1992
                                                     ------------    ------------    ------------    ------------    ------------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
Interest income...................................   $  3,233,931    $  3,238,711    $  2,629,718    $  2,680,784    $  3,091,093
Interest expense..................................      1,855,914       1,936,582       1,307,448       1,297,930       1,668,731
                                                     ------------    ------------    ------------    ------------    ------------
Net interest income...............................      1,378,017       1,302,129       1,322,270       1,382,854       1,422,362
Provision for loan losses.........................        196,158         177,050         206,379         462,080         420,000
Other income......................................        319,012         317,018         367,076         326,935         282,131
Other expense.....................................      1,314,249       1,019,975       1,076,433       1,155,662       1,188,981
                                                     ------------    ------------    ------------    ------------    ------------
Income before income taxes and cumulative effect
  of change in tax accounting method..............        186,622         422,122         406,534          92,047          95,512
Income taxes......................................         70,800         161,100         155,300          30,000          41,600
Cumulative effect of change in tax accounting
  method..........................................             --              --              --              --          61,000
Cumulative effect of change in postretirement
  benefits cost accounting method.................             --              --              --              --         (29,906)
                                                     ------------    ------------    ------------    ------------    ------------
Net income(1).....................................   $    115,822    $    261,022    $    251,234    $     62,047    $     85,006
                                                     ============    ============    ============    ============    ============
Net income attributable to common stock...........   $     95,527    $    236,007    $    226,219    $     37,032    $     69,463
                                                     ============    ============    ============    ============    ============
Net income per common share(1):
  Primary.........................................   $       0.69    $       1.72    $       1.69    $       0.28    $       0.53
  Fully diluted...................................           0.69            1.71            1.69            0.28            0.53
Average number of shares used to calculate net
  income per common share:
  Primary.........................................    138,505,046     137,111,074     133,769,724     132,007,559     130,735,867
  Fully diluted...................................    139,250,206     137,951,442     133,769,724     138,853,346     137,282,125
Cash dividends paid:
  Common..........................................   $    133,045    $    124,673    $    122,524    $    120,877    $    118,720
  Preferred.......................................         20,295          25,015          25,015          25,015          15,543
Cash dividends paid per common share..............           0.98            0.92            0.92            0.92            0.91

                                                                                     DECEMBER 31,
                                                     ----------------------------------------------------------------------------
                                                         1996            1995            1994            1993            1992
                                                     ------------    ------------    ------------    ------------    ------------
                                                                                (DOLLARS IN THOUSANDS)
Assets............................................   $ 42,874,572    $ 44,586,764    $ 42,218,257    $ 38,348,360    $ 38,439,186
Loans.............................................     30,823,192      29,887,349      28,378,368      30,661,403      30,584,604
Trading, investment and mortgage-backed
  securities......................................      9,067,834      10,895,900      10,186,702       4,060,470       3,791,963
Deposits..........................................     28,586,773      29,234,928      28,700,947      31,531,563      30,908,665
Borrowings........................................     10,501,813      11,345,634      10,120,660       3,479,341       4,151,052
Great Western-obligated mandatorily redeemable
  preferred securities of Great Western's
  subsidiary trust, holding solely $103,092,800
  aggregate principal amount of 8.25% subordinated
  deferrable interest notes, due 2025, of Great
  Western.........................................        100,000         100,000              --              --              --
Stockholders' equity..............................      2,595,200       2,822,476       2,483,786       2,423,401       2,449,734

                                                                               YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------------------------------------------
OTHER FINANCIAL DATA:                                    1996            1995            1994            1993            1992
                                                     ------------    ------------    ------------    ------------    ------------
Net interest margin...............................           3.33%           3.13%           3.60%           3.89%           3.97%
Operating efficiency ratio(1)(2)..................          77.44           62.99           63.72           67.59           69.76
Return on average assets(1).......................           0.27            0.59            0.65            0.16            0.22
Return on stockholders' equity(1).................           4.23           10.03           10.35            2.53            3.50
Dividend payout ratio.............................         142.03           53.80           54.44          328.57          171.70
Ratios of combined earnings to fixed charges:
  Including interest on deposits..................           1.10x           1.21x           1.30x           1.07x           1.05x
  Excluding interest on deposits..................           1.26x           1.56x           2.05x           1.23x           1.26x

                                                                                     DECEMBER 31,
                                                     ----------------------------------------------------------------------------
                                                         1996            1995            1994            1993            1992
                                                     ------------    ------------    ------------    ------------    ------------
Stockholders' equity as a percentage of total
  assets:
  Total stockholders' equity......................           6.05%           6.33%           5.88%           6.32%           6.37%
  Common stockholders' equity.....................           5.67            5.96            5.49            5.89            5.94
  Tangible stockholders' equity...................           5.42            5.65            5.06            5.25            5.58
  Tangible common stockholders' equity............           5.03            5.27            4.67            4.82            5.15
Nonperforming assets as a percentage of total
  assets..........................................           1.10            1.48            1.71            2.40            4.81
Reserve for loan losses as a percentage of:.......
  Nonperforming loans.............................          89.12           74.58           77.51           80.19           50.57
  Nonperforming assets............................          66.49           54.98           60.76           54.67           24.05

---------------
(1) Earnings for 1996 were reduced $194.8 million by an after-tax charge of $79.6 million for nonrecurring charges, including a $68.3 million pretax restructuring charge primarily to reengineer Great Western's loan origination operations and consolidate Great Western's corporate headquarters and a $50.0 million pretax provision for losses on the bulk sale of nonperforming loans and real estate, and by an after-tax charge of $115.2 million representing Great Western's portion of the one-time assessment paid by savings institutions and banks nationally to recapitalize the SAIF. The following table presents selected financial data for 1996 as reported and without the above mentioned charges:

                                                                                                               WITHOUT
                                                                                                           SAIF ASSESSMENT
                                                                                                                 AND
                                                                                                         TRANSACTION-RELATED
                                                                                        AS REPORTED           EXPENSES
                                                                                        -----------      -------------------
                                                                                           (DOLLARS IN THOUSANDS, EXCEPT
                                                                                               FOR PER SHARE AMOUNTS)
         Net income..................................................................    $ 115,822            $ 310,651
         Net income per fully diluted common share...................................         0.69                 2.09
         Operating efficiency ratio..................................................        77.44%               62.32%
         Return on average assets....................................................         0.27                 0.71
         Return on average equity....................................................         4.23                11.16

(2) The operating efficiency ratio measures other expense as a percentage of operating income (net interest income plus other income). No adjustments have been made to the calculations for any nonrecurring or one-time charges or assessments.

FIRST QUARTER RESULTS

     First quarter 1997 net income for Great Western was $65.7 million, or $0.44 per share -- and first quarter 1997 operating income of $89.1 million, or $0.61 per share -- compared with net income of $71.3 million, or $.47 per share, for the first quarter of 1996. While operating income grew 25% over the first quarter of 1996, net income for the first quarter of 1997 was reduced as a result of $33.7 million in merger-related costs.

     Net interest income totaled $338.2 million in the 1997 first quarter, compared with $352.3 million in the same quarter of 1996. The interest spread, the difference between the yield on interest earning assets and Great Western's interest bearing liabilities, was 3.13% for the first quarter of 1997, compared with 3.05% during the fourth quarter of 1996. For the first quarter of 1996, the interest spread was 3.23%. The decrease in the interest spread from the first quarter of 1996 was primarily due to a reduction in the yield on loans, particularly on real estate loans affected by a decline in the 11th District Cost of Funds Index to which the majority of Great Western's real estate loan portfolio is tied, and consumer loans at Great Western's Consumer Finance Group.

     Noninterest income was $95.3 million in the 1997 first quarter, compared with $69.8 million in the 1996 first quarter. The growth in noninterest income from the first quarter of 1996 was due to an increase in retail banking fees and a $6.9 million gain on the sale of premises and equipment. Retail banking fees in the 1997 first quarter totaled $54 million, compared with $41.7 million in the first quarter of 1996. Retail banking fee income improved due to expanded use of fee-based products and more active management of fee collection.

     Noninterest expense for the first quarter of 1997 included a charge of $33.7 million for transaction costs primarily related to the Merger Agreement. Excluding the impact of the merger-related charge, noninterest expense in the first quarter of 1997 totaled $244.7 million, compared with $260 million (excluding the impact of several non-recurring charges) in the fourth quarter of 1996. Noninterest expense for the first quarter of 1996 was $267.1 million. Noninterest expenses fell more than 8% in the first quarter of 1997 compared with the first quarter of 1996.

     The decline in first quarter 1997 noninterest expense (excluding the impact of the merger-related charge) from the first quarter 1996 resulted from reduced salaries and benefits of $11.1 million, as the benefits of the comprehensive program to reengineer Great Western's mortgage origination business and other efficiency initiatives were realized, and a lower FDIC insurance premium of $11.6 million due to the signing of the Deposit Insurance Funds Act of 1996.

     Merger-related transaction costs of $33.7 million included investment banking, legal, consulting fees and additional severance costs related to 1996 fourth quarter restructuring charges resulting from the adoption of a broad-based, change-in-control severance plan for Great Western employees.

     New real estate loan volume increased to $1.7 billion in the first quarter of 1997, compared with $1.2 billion in the first quarter of 1996. The 34% growth in new real estate loan volume was primarily due to increased wholesale lending production. Approximately 67% of new loan originations in the first quarter of 1997 were adjustable rate mortgages, compared with approximately 64% in the same period of 1996. New real estate loans originated outside California increased to 63% of originations during the first quarter of 1997, compared with 61% of originations for all of 1996.

     Nonperforming assets were $547.8 million or 1.28% of total assets at March 31, 1997, compared with $546 million, or 1.27% of total assets at December 31, 1996. Nonperforming assets were $791.3 million, or 1.81% of total assets at March 31, 1996. Total nonperforming assets remained relatively unchanged compared with the previous quarter. An increase in nonperforming single family residential loans was offset by a decrease in real estate owned.

     The provision for loan and lease losses was $40.4 million in the 1997 first quarter, compared with $85.9 million in the fourth quarter of 1996 and $36.0 million for the first quarter of 1996. The decrease was due to reduced credit costs as a result of the bulk sale of nonperforming assets in the fourth quarter of 1996. Although the provision decreased, Great Western increased its reserve from 1.01% of total loans receivable at December 31, 1996 to 1.02% at March 31, 1997.

     Great Western's Consumer Finance Group produced net income of $10.7 million in the first quarter of 1997, compared with $14 million for the first quarter of 1996. The reduction in income from the first quarter of 1996 was due primarily to a decline in net interest income from $67.2 million in the 1996 first quarter to $61.8 million in the 1997 first quarter as a result of a shift to a lower-yielding product mix. New loan volume in the first quarter of 1997 for the Consumer Finance Group increased to $463.9 million from $404.7 in the first quarter of 1996.

     Great Western's effective tax rate increased during the first quarter of 1997 to 42.7% from 40% in the first quarter of 1996 due to the non-deductibility of certain merger-related costs.

     Consolidated assets at March 31, 1997 were $42.9 billion, essentially the same as at December 31, 1996. Total deposits were $28.2 billion at March 31, 1996 and $28.6 billion at December 31, 1996. Stockholders' equity at March 31, 1997 was $2.6 billion or 6.03% of assets and $2.6 billion or 6.05% of assets at December 31, 1996. The capital ratios of GW Bank continued to exceed the FDIC's requirements for classification as "well-capitalized."

     Great Western paid a common stock dividend of $0.25 per share, the same amount as paid during the prior quarter.

            SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

     The following table sets forth certain selected historical financial data for Washington Mutual and Great Western and selected pro forma combined financial data. The pro forma amounts included in the table below give effect to the Washington Mutual/Great Western Merger as if it had been consummated on January 1, 1994 for income statement information and December 31, 1996 for balance sheet information. Pro forma adjustments made to arrive at the pro forma combined amounts are based on the pooling-of-interests method of accounting.

     This information should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements and notes thereto from the 1996 Washington Mutual 10-K and the 1996 Great Western 10-K included in the documents described under "Incorporation of Certain Documents by Reference," and the pro forma combined financial statements and accompanying discussion and notes set forth under "Pro Forma Combined Financial Information." The pro forma amounts in the table below are presented for informational purposes and are not necessarily indicative of the financial position or the results of operations of the Combined Company that actually would have occurred had the Washington Mutual/Great Western Merger been consummated as of the dates or for the periods presented. The pro forma amounts are also not necessarily indicative of the future financial position or future results of operations of the Combined Company. See "Management and Operations of Washington Mutual Following the Washington Mutual/Great Western Merger -- Operations After the Washington Mutual/Great Western Merger."

                                                                YEAR ENDED DECEMBER 31,
                                                       ------------------------------------------
                  WASHINGTON MUTUAL                       1996            1995            1994
-----------------------------------------------------  -----------     -----------     ----------
                                                                 (DOLLARS IN THOUSANDS)
Net interest income..................................  $ 1,191,007     $   992,650     $  960,055
Provision for loan losses............................      201,512          74,987        122,009
Other income (expense), net..........................     (766,040)       (492,175)      (474,723)
Income taxes.........................................       95,607         119,793        109,056
Minority interest in income of consolidated
  subsidiaries.......................................       13,570          15,793         13,992
                                                        ----------      ----------     ----------
Net income(1)........................................  $   114,278     $   289,902     $  240,275
                                                        ==========      ==========     ==========
Net income attributable to common stock..............  $    95,859     $   271,318     $  221,691
                                                        ==========      ==========     ==========

                                                                YEAR ENDED DECEMBER 31,
                                                       ------------------------------------------
                    GREAT WESTERN                         1996            1995            1994
-----------------------------------------------------  -----------     -----------     ----------
                                                                 (DOLLARS IN THOUSANDS)
Net interest income..................................  $ 1,378,017     $ 1,302,129     $1,322,270
Provision for loan losses............................      196,158         177,050        206,379
Other income (expense), net..........................     (995,237)       (702,957)      (709,357)
Income taxes.........................................       70,800         161,100        155,300
                                                        ----------      ----------     ----------
Net income(1)........................................  $   115,822     $   261,022     $  251,234
                                                        ==========      ==========     ==========
Net income attributable to common stock..............  $    95,527     $   236,007     $  226,219
                                                        ==========      ==========     ==========

                                                                          YEAR ENDED DECEMBER 31,
                                                                -------------------------------------------
             PRO FORMA INCLUDING GREAT WESTERN(2)                  1996            1995            1994
--------------------------------------------------------------  -----------     -----------     -----------
                                                                          (DOLLARS IN THOUSANDS)
Net interest income...........................................  $ 2,569,024     $ 2,294,779     $ 2,282,325
Provision for loan losses.....................................      397,670         252,037         328,388
Other income (expense), net(3)................................   (1,761,277)     (1,195,132)     (1,184,080)
Income taxes..................................................      166,407         280,893         264,356
Minority interest in income of consolidated subsidiaries......       13,570          15,793          13,992
                                                                 ----------      ----------      ----------
Net income(1).................................................  $   230,100     $   550,924     $   491,509
                                                                 ==========      ==========      ==========
Net income attributable to common stock.......................  $   191,386     $   507,325     $   447,910
                                                                 ==========      ==========      ==========
Net income per common share:
  Primary.....................................................  $      0.81     $      2.17     $      1.98
  Fully diluted...............................................         0.80            2.15            1.97
Average number of shares used to calculate net income per
  common share:
  Primary.....................................................  237,513,322     233,344,444     226,637,879
  Fully diluted...............................................  238,463,909     239,520,022     232,057,126

---------------
(1) "Net income from continuing operations" and "net income" are equal for the three years ended December 31, 1996.
(2) Merger-related expenses and addition to loan loss reserve anticipated to be recorded are not included in the Pro Forma Including Great Western summary statements of income for the three years ended December 31, 1996.
(3) Includes pretax charge of $312.6 million representing Washington Mutual's and Great Western's portion of the one-time assessment paid by savings institutions and banks nationally to recapitalize the SAIF.

                                                                           DECEMBER 31, 1996
                                                            ------------------------------------------------
                                                                                               PRO FORMA
                                                            WASHINGTON         GREAT           INCLUDING
                                                              MUTUAL          WESTERN       GREAT WESTERN(1)
                                                            -----------     -----------     ----------------
                                                                         (DOLLARS IN THOUSANDS)
Assets....................................................  $44,551,925     $42,874,572       $ 86,983,497
Loans.....................................................   30,330,776      30,823,192         61,053,968
Deposits..................................................   24,080,141      28,586,773         52,666,914
Borrowings (including annuities)..........................   17,683,988      10,501,813         28,185,801
Stockholders' equity......................................    2,397,888       2,595,200          4,675,088
Loans serviced for others.................................  $22,998,667     $18,396,586       $ 41,395,253
Loans originated during 1996..............................   13,647,456       8,490,240         22,137,696
Loans sold during 1996....................................    2,057,517       1,478,008          3,535,525
Nonperforming assets......................................      329,523         471,801            801,324
Reserve for loan losses...................................      363,442         313,699            777,141
Stockholders' equity as a percentage of total assets:
  Total stockholders' equity..............................         5.38%           6.05%              5.37%
  Common stockholders' equity.............................         5.12            5.67               5.05
  Tangible stockholders' equity...........................         5.10            5.42               4.92
  Tangible common stockholders' equity....................         4.87            5.03               4.59
Nonperforming assets as a percentage of total assets......         0.74            1.10               0.92
Reserve for loan losses as a percentage of:
  Nonperforming loans.....................................       160.52           89.12             134.36
  Nonperforming assets....................................       110.29           66.49              96.98

---------------
(1) Merger-related expenses and addition to loan loss reserve anticipated to be recorded are included in the Pro Forma Including Great Western financial data. Merger-related expenses and addition to loan loss reserve expected to be recorded by Washington Mutual are summarized in the following table (dollars in thousands): See "Notes to Pro Forma Combined Consolidated Statement of Financial Position."

        Additional loan loss reserves(*)...........................................  $ 100,000
        Severance and management payments..........................................    145,000
        Facilities and equipment...................................................    106,000
        Other expenses.............................................................     92,000
                                                                                     ---------
          Total expenses...........................................................    443,000
        Tax benefit................................................................   (125,000)
                                                                                     ---------
          Net expenses.............................................................  $ 318,000
                                                                                     ==========

        (*)See "Management and Operations of Washington Mutual Following the
           Washington Mutual/Great Western Merger -- Operations After the Merger" for a discussion of the increase in the loan loss provision and the merger-related expenses.

                           COMPARATIVE PER SHARE DATA

     The following table shows certain per share data of Washington Mutual Common Stock and Great Western Common Stock on an historical basis and a pro forma and pro forma equivalent basis reflecting the Washington Mutual/Great Western Merger. The table should be read in conjunction with the financial information appearing in this Joint Proxy Statement/Prospectus and the documents incorporated by reference herein. The per share pro forma and pro forma equivalent data in the following table are presented for comparative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the Washington Mutual/Great Western Merger been consummated during the period or as of the date for which this pro forma table is presented.

                                                           FOR THE YEAR ENDED DECEMBER
                                                                       31,
                                                           ----------------------------
                                                            1996       1995       1994
                                                           ------     ------     ------
        WASHINGTON MUTUAL COMMON STOCK
        Net income per fully diluted share(1):
          Historical.....................................  $ 0.85     $ 2.42     $ 2.06
          Pro forma combined.............................    0.80       2.15       1.97
        Cash dividends paid per share:
          Historical.....................................  $ 0.90     $ 0.77     $ 0.70
          Pro forma combined(2)..........................    0.90       0.77       0.70
        Book value per share at period end(3):
          Historical.....................................  $19.30     $20.70     $15.33
          Pro forma combined.............................   18.13      20.58      16.77
        GREAT WESTERN COMMON STOCK
        Net income per fully diluted share:
          Historical.....................................  $ 0.69     $ 1.71     $ 1.69
          Pro forma equivalent(4)........................    0.72       1.94       1.77
        Cash dividends paid per share:
          Historical.....................................  $ 0.98     $ 0.92     $ 0.92
          Pro forma equivalent(4)........................    0.81       0.69       0.63
        Book value per share at period-end:
          Historical.....................................  $17.63     $18.42     $16.30
          Pro forma equivalent(4)........................   16.32      18.52      15.09

---------------
(1) As part of the business combination with Keystone Holdings, 8,000,000 shares of Washington Mutual Common Stock, with an assigned value of $42.75 per share, were issued to an escrow for the benefit of the shareholders of Keystone Holdings and the FRF and their transferees. The Combined Company will use the treasury stock method to determine the effect of the shares upon the Combined Company's financial statements. At December 31, 1996, the dilutive effect of the 8,000,000 shares of Washington Mutual Common Stock on primary and fully diluted earnings per share was minimal.

(2) Pro forma cash dividends per common share represent historical cash dividends per share paid by Washington Mutual.

(3) Does not include 8,000,0000 shares of common stock issued to an escrow for the benefit of the shareholders of Keystone Holdings and the FRF and their transferees.

(4) The Great Western pro forma equivalent per share amounts are calculated by multiplying the Washington Mutual pro forma combined per share amounts by the Exchange Ratio of 0.9.

                           COMPARATIVE MARKET PRICES

     The table below sets forth, for the periods indicated, historical high and low closing sales price information for Washington Mutual Common Stock and Great Western Common Stock. Washington Mutual Common Stock is designated for quotation on the NASDAQ National Market under the symbol "WAMU." Great Western Common Stock trades on the NYSE and PSE under the symbol "GWF."


                                                          WASHINGTON
                                                            MUTUAL         GREAT WESTERN
                                                         COMMON STOCK      COMMON STOCK
                                                        ---------------   ---------------
                                                         HIGH     LOW      HIGH     LOW
                                                        ------   ------   ------   ------
        1995
        ----------------------------------------------
        First Quarter.................................  $20.56   $16.88   $18.88   $16.00
        Second Quarter................................   24.25    20.25    22.50    18.88
        Third Quarter.................................   26.50    22.75    23.75    20.25
        Fourth Quarter................................   29.13    25.00    27.13    22.63
        1996
        ----------------------------------------------
        First Quarter.................................  $32.00   $27.75   $26.13   $22.50
        Second Quarter................................   30.13    26.50    24.50    21.75
        Third Quarter.................................   38.13    28.75    26.75    21.13
        Fourth Quarter................................   45.50    37.00    31.13    27.00
        1997
        ----------------------------------------------
        First Quarter.................................  $59.13   $42.25   $48.63   $28.13
        Second Quarter (through May 12 1997)..........   52.69    45.38    44.75    39.00



     The following table sets forth the closing sale price per share of Washington Mutual Common Stock on NASDAQ, the closing sale price per share of Great Western Common Stock as reported on the NYSE Composite Tape, and the equivalent per share price for the Great Western Common Stock (which is the closing sale price of Washington Mutual Common Stock multiplied by the Exchange Ratio) as of (i) February 14, 1997 (the last full trading day before the public announcement of the Original Ahmanson Proposal), (ii) March 5, 1997 (the last full trading day before the public announcement of the execution and delivery of the Merger Agreement) and (iii) May 12, 1997 (the last full trading day for which it was practicable to obtain such information prior to the mailing of this Joint Proxy Statement/Prospectus):



                                                    WASHINGTON                          EQUIVALENT
                                                      MUTUAL          GREAT WESTERN     PER SHARE
                                                   COMMON STOCK       COMMON STOCK        PRICE
                                                 ----------------     -------------     ----------
    February 14................................       $55.19             $ 34.25          $49.67
    March 5....................................        53.25               45.00           47.93
    May 12.....................................        52.69               44.63           47.42


     Stockholders are urged to obtain current market quotations for Washington Mutual Common Stock and Great Western Common Stock. Because the Exchange Ratio is fixed, a change in the market price of Washington Mutual Common Stock before the Washington Mutual/Great Western Merger would affect the market value of the consideration to be received by Great Western Stockholders in the Washington Mutual/Great Western Merger. There can be no assurance as to the market price of the Washington Mutual Common Stock at any time before the Effective Time or at any time thereafter. See "The Washington Mutual/Great Western
Merger -- Conversion of Great Western Capital Stock."

                                  RISK FACTORS

     This Joint Proxy Statement/Prospectus contains forward-looking statements and information regarding the operation of the Combined Company following the Washington Mutual/Great Western Merger. Such forward-looking information includes statements concerning the operational benefits and opportunities for increased revenues, cost savings and merger-related expenses and restructuring charges, among others. The paragraphs below discuss factors that may cause such forward-looking statements to differ from actual results and that may cause the operating results of the Combined Company to differ materially from the past results of Washington Mutual and Great Western as individual companies. In addition to the other information set forth in this Joint Proxy Statement/Prospectus, Washington Mutual shareholders, holders of Washington Mutual Preferred Stock and Great Western Stockholders should consider the following before voting on the proposals herein.

     Forward-Looking Statements May Not Prove Accurate. When used or incorporated by reference in this Joint Proxy Statement/Prospectus, the words "anticipate," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions including those set forth below. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected or projected. Several key factors that have a direct bearing on Washington Mutual's ability to attain its goals are discussed below.

     Expected Benefits of Combined Business May Not Be Achieved. Whether the anticipated benefits of the Washington Mutual/Great Western Merger that are described in this Joint Proxy Statement/Prospectus under "The Washington Mutual/Great Western Merger -- Reasons for the Washington Mutual/Great Western Merger; Recommendations of the Boards of Directors" and "Management and Operations of Washington Mutual Following the Washington Mutual/Great Western Merger" are ultimately achieved will depend on a number of factors, including the ability of the Combined Company to achieve operational and administrative cost savings at projected levels within projected time frames, generate economies of scale and, generally, the ability of the Combined Company to capitalize on its combined asset base and strategic position. There can be no assurance that the expected benefits of the Washington Mutual/Great Western Merger relative to the combined business will be achieved or that such benefits will be achieved within the time periods expected.

     Integration Risks; New Areas of Operations. In December 1996, through a merger with Keystone Holdings, Washington Mutual acquired ASB, which at that time was an institution of comparable size to Washington Mutual. As a result of the acquisition of ASB, Washington Mutual acquired substantial operations in California, where it had not operated prior to the acquisition of ASB, and became one of the largest banking organizations and mortgage originators in California. Upon consummation of the Washington Mutual/Great Western Merger, it is anticipated that GW Bank will be merged into ASB. If the integration of Great Western, ASB and Washington Mutual does not proceed as anticipated, the results of operations of the Combined Company could be adversely affected. In addition, the merger with Great Western will bring 120 branch locations in Florida with $7.1 billion in deposits, and 160 retail mortgage offices and 42 wholesale offices in 27 states, including areas where Washington Mutual has no operating experience.

     Increased Origination of Loans May Not Be Achieved. Washington Mutual's business plan for the Combined Company assumes that the Combined Company will be able to increase net interest income by originating and retaining a greater volume of loans than either Washington Mutual or Great Western would on a stand-alone basis. To the extent that the Combined Company is not able to generate a sufficient volume of new loans or retain such loans in its portfolio at the levels or of the types assumed in the business plan and forward-looking statements, the estimates of future net income contained therein and described in this Joint Proxy Statement/Prospectus may differ materially from actual results.

     Cost Savings May Not Be Realized. No assurance can be given that the cost savings which are anticipated through the consolidation of retail branch and loan offices of ASB and GW Bank and of administrative functions of the Combined Company will be achieved or will occur in the time periods anticipated. In addition, when retail branches are consolidated or closed, financial institutions often lose customers and deposits as a result. To the extent that the Combined Company loses customers or deposits significantly in excess of that anticipated, the operations of the Combined Company could be materially adversely affected, particularly in the short term. The forward-looking statements assume, based on Washington Mutual's historical experience following acquisitions, that the deposit base of both Washington Mutual and GW Bank will remain substantially intact during the period presented in the forward-looking statements. To the extent that the change in ownership of Great Western, the consolidation of branches of GW Bank and ASB or other factors result in a significant temporary or long-term loss of deposits, actual results of operations may vary materially from the forward-looking information presented.

     Consumer Banking Expansion Risks. The forward-looking statements assume an increase in fee income from the Combined Company's consumer banking operations. The sources of these fee increases include introduction of a debit card, a new pricing policy for checking account services in California, revised policies for checking account services in accordance with Washington Mutual's current programs, implementation of free checking throughout the Great Western system and improved revenues in financial services subsidiaries. Washington Mutual has relatively limited experience with the introduction of these business initiatives in California, where the greatest expansion of consumer banking activities is expected to occur. Accordingly, there can be no assurance that the Combined Company's emphasis on consumer banking activities will be successful in the California market or that any increase in fee income anticipated by the forward-looking statements will be achieved.

     Risk of Loss of Key Personnel. The ability of the Combined Company to operate efficiently, at least in the short term, will depend in part on the ability to retain key management and operating personnel. If the Combined Company is not able to retain a substantial number of such personnel of Great Western, the consolidation of the two companies may be more time-consuming, difficult and expensive, and may negatively affect the predicted cost savings.

     A major asset of Great Western is its consumer finance company subsidiary, Aristar. Although Washington Mutual has long offered a full line of consumer loan products, it has not previously owned a consumer finance company. The ability of the Combined Company to operate efficiently in this area, at least in the short term, will be enhanced by its ability to retain existing management personnel of Aristar. The President of Aristar, however, announced in January 1997 that he would be retiring. If Washington Mutual is not able to retain other key management personnel of Aristar in future periods, results of operations of Aristar could be materially adversely affected, which could materially affect the earnings of the Combined Company. See "Management and Operations of Washington Mutual Following the Washington Mutual/Great Western Merger."

     Concentration of Operations in California. At December 31, 1996, 56% of Washington Mutual's real estate loan portfolio and 63% of Great Western's real estate loan portfolio was secured by real estate in California. Following the Merger, approximately 59% of the Combined Company's real estate loan portfolio will consist of loans secured by California real estate. In addition, at December 31, 1996, approximately 66% of the Combined Company's retail deposits were on deposit at branches in California. As a result, the financial condition and results of operations of the Combined Company will be subject to general economic conditions, and particularly the conditions in the single-family and multi-family residential markets, in California and, to a lesser extent, Washington, Oregon, Utah and Florida. If economic conditions generally, or in California in particular, worsen or if the market for residential real estate declines, the Combined Company may suffer decreased net income or losses associated with higher default rates and decreased collateral values on its existing portfolio, and may not be able to originate the volume or type of loans or achieve the level of deposits and mutual fund assets currently anticipated.

     The forward-looking statements regarding the Combined Company's results of operations assume that the California economy and real estate market will stabilize or improve. A worsening of current economic conditions or a significant decline in real estate values in California could cause actual results to vary materially from the forward-looking statements.

     Interest Rate Risk. Each of Washington Mutual and Great Western realizes its income principally from the differential between the interest earned on loans, investments and other interest-earning assets, and the interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the repricing characteristics of interest-earning assets and deposits and other liabilities. Loan volumes and yields, as well as the volume of, and rates on, investments, deposits and borrowings, are affected by market interest rates. Significant fluctuations in interest rates and spreads may adversely affect net income.

     Competition. Washington Mutual and Great Western both face significant competition both in attracting and retaining deposits and in making loans in all of their respective markets. The most direct competition has historically come from other thrift institutions, credit unions and commercial banks doing business in their primary market areas of California, Washington, Oregon and Florida. As with all banking organizations, however, both Washington Mutual and Great Western have experienced increasing competition from nonbanking sources, including mutual funds, corporate and government debt securities and other investment alternatives. Competition for loans comes principally from other thrift institutions, commercial banks, mortgage banking companies, consumer finance companies, credit unions, insurance companies and other institutional lenders. Some of these competitors have significantly greater financial resources, larger market share and greater name recognition than either Washington Mutual or Great Western. There can be no assurance that competition from such sources will not increase in the future and adversely affect the Combined Company's ability to achieve its financial goals following the Washington Mutual/Great Western Merger.

                              THE SPECIAL MEETINGS
GENERAL


     This Joint Proxy Statement/Prospectus is being furnished to holders of Washington Mutual Common Stock and Washington Mutual Preferred Stock in connection with the solicitation of proxies by the Washington Mutual Board for use at the Washington Mutual Meeting to be held at 2:00 p.m., local time on June 13, 1997, at the Washington State Convention and Trade Center, 800 Convention Place, Seattle, Washington for the purposes set forth herein. This Joint Proxy Statement/Prospectus is also being furnished to Great Western Stockholders in connection with the solicitation of proxies by the Great Western Board for use at the Great Western Meeting to be held at 10:00 a.m., local time on June 13, 1997, at Great Western's Employee Center at 19809 Prairie Street, Chatsworth, California 91311, for the purposes set forth herein.


MATTERS TO BE CONSIDERED AT THE SPECIAL MEETINGS

     At the Washington Mutual Meeting, Washington Mutual shareholders will be asked to consider and vote upon (i) the Share Issuance/Merger Proposal and (ii) the Articles Amendment Proposal. The approval of the Articles Amendment Proposal is not a condition to the consummation of the Washington Mutual/Great Western Merger. See "The Washington Mutual/Great Western Merger" and "Proposed Amendment to Washington Mutual Articles of Incorporation -- Increase in Authorized Shares."

     THE WASHINGTON MUTUAL BOARD HAS, BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT (WITH MESSRS. BEIGHLE, BRIDGE AND REED ABSENT), APPROVED EACH OF THE PROPOSALS AND HAS DETERMINED THAT THEY ARE IN THE BEST INTERESTS OF WASHINGTON MUTUAL AND ITS SHAREHOLDERS AND, ACCORDINGLY, RECOMMENDS THAT YOU VOTE "FOR" EACH OF THEM. EACH OF MR. BEIGHLE, MR. BRIDGE AND MR. REED HAS SUBSEQUENTLY EXPRESSED HIS APPROVAL OF EACH OF THE PROPOSALS.

     At the Great Western Meeting, Great Western Stockholders will be asked to consider and vote upon the Washington Mutual/Great Western Merger Proposal, pursuant to which Great Western will be merged with and into NACI with NACI as the surviving corporation. Upon consummation of the Washington Mutual/
Great Western Merger, (i) each outstanding share of Great Western Common Stock will be converted into the right to receive 0.9 shares of Washington Mutual Common Stock, with cash being paid in lieu of fractional shares, and (ii) each outstanding share of Great Western Preferred Stock will be converted into one share of Series F Preferred Stock. The terms, preferences, limitations, privileges and rights of the Series F Preferred Stock will be substantially identical to those of the Great Western Preferred Stock. As in the case of the Great Western Preferred Stock, each share of Series F Preferred Stock will be represented by New Washington Mutual Depositary Shares, each representing a one-tenth interest in a share of the Series F Preferred Stock. Great Western Stockholders are not being asked to vote on the Ahmanson Proposal at the Great Western Meeting. For additional information concerning the Great Western Board's consideration of the Ahmanson Proposal, see "The Washington Mutual/Great Western Merger -- Background of the Washington Mutual/Great Western Merger."

     THE GREAT WESTERN BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND DETERMINED THAT THE TERMS OF THE WASHINGTON MUTUAL/GREAT WESTERN MERGER ARE FAIR AND IN THE BEST INTERESTS OF GREAT WESTERN AND ITS STOCKHOLDERS AND, ACCORDINGLY, RECOMMENDS THAT YOU VOTE "FOR" THE WASHINGTON MUTUAL/GREAT WESTERN MERGER PROPOSAL.

RECORD DATE AND VOTING


     At the close of business on the Washington Mutual Record Date, there were approximately 16,031 holders of record of the 126,291,687 shares of Washington Mutual Common Stock entitled to notice of and to vote at the Washington Mutual Meeting. Each share of Washington Mutual Common Stock is entitled to one vote on each of the matters properly presented at the Washington Mutual Meeting. At the close of business on the Washington Mutual Record Date there were approximately 464 holders of record of the 2,752,500 shares of

Series C Preferred outstanding and approximately 377 holders of record of the 1,970,000 shares of Series E Preferred outstanding. Each outstanding share of Washington Mutual Preferred Stock is entitled to one vote on the Articles Amendment Proposal. Only shareholders of record at the close of business on the Washington Mutual Record Date will be entitled to notice of and to vote at the Washington Mutual Meeting.



     At the close of business on the Great Western Record Date, there were approximately 8,641 holders of record of the 137,922,037 shares of Great Western Common Stock outstanding. Each share of Great Western Common Stock is entitled to one vote on the Washington Mutual/Great Western Merger Proposal and on any other matters properly presented at the Great Western Meeting. Only Great Western Stockholders of record at the close of business on the Great Western Record Date will be entitled to vote at the Great Western Meeting.


PROXIES AND VOTING INSTRUCTIONS

     WASHINGTON MUTUAL. All shares of Washington Mutual Common Stock and Washington Mutual Preferred Stock represented by proxies that are properly completed, dated and executed will be voted at the Washington Mutual Meeting in accordance with the instructions given thereon by the Washington Mutual shareholders. If a properly executed proxy is received without voting instructions, the shares of Washington Mutual Common Stock and Washington Mutual Preferred Stock represented by such proxy will be voted "FOR" approval of all matters on which such shares are entitled to vote at the Washington Mutual Meeting. However, brokers do not have discretionary authority to vote shares held in street name on either of the two proposals. Therefore, the failure of beneficial owners of such shares to give voting instructions to such broker will result in a broker non-vote which will have the same effect as a "NO" vote on the Articles Amendment Proposal, but broker non-votes will be disregarded and will have no effect on the outcome of the vote on the Share Issuance/Merger Proposal.


     As of the date of this Joint Proxy Statement/Prospectus, the Washington Mutual Board is not aware of any business to be acted upon at the Washington Mutual Meeting other than as described herein. If, however, any other matters properly come before the Washington Mutual Meeting, the proxy also confers discretionary authority on the persons named as proxies to vote upon such matters. A Washington Mutual shareholder giving a proxy has the power to revoke it at any time before it is voted. The proxy may be revoked by written notice to the Secretary of Washington Mutual received at Washington Mutual's offices at 1201 Third Avenue, Suite 1500, Seattle, Washington 98101, before June 13, 1997, by submitting a duly executed proxy bearing a later date, by written notice delivered at the Washington Mutual Meeting to the Secretary of Washington Mutual prior to the commencement of the Washington Mutual Meeting or by appearing at the Washington Mutual Meeting and voting in person at such meeting. Attendance at the Washington Mutual Meeting will not, in and of itself, constitute revocation of a previously granted proxy.


     GREAT WESTERN. All shares of Great Western Common Stock represented by proxies that are properly completed, dated and executed will be voted at the Great Western Meeting in accordance with the instructions given thereon by the Great Western Stockholder. If a properly executed proxy is received without voting instructions, the shares of Great Western Common Stock represented by such proxy will be voted "FOR" approval of all matters on which such shares are entitled to vote at the Great Western Meeting. However, brokers do not have discretionary authority to vote shares held in street name on the Washington Mutual/Great Western Merger Proposal. Therefore, the failure of beneficial owners of such shares to give voting instructions to such broker will result in a broker non-vote, and will have the same effect as a "NO" vote on the Washington Mutual/Great Western Merger Proposal.


     As of the date of this Joint Proxy Statement/Prospectus, the Great Western Board is not aware of any business to be acted upon at the Great Western Meeting other than as described herein. If, however, any other matters properly come before the Great Western Meeting, the proxy also confers discretionary authority on the persons named as proxies to vote upon such matters. A Great Western Stockholder giving a proxy has the power to revoke it at any time before it is voted. The proxy may be revoked by written notice to the Secretary of Great Western received at Great Western's offices at 9200 Oakdale Avenue, Chatsworth, California 91311, before June 13, 1997, by submitting a duly executed proxy bearing a later date, by written notice delivered in person at the Great Western Meeting to the Secretary of Great Western prior to the commencement of the Great Western Meeting or by appearing at the Great Western Meeting and voting in person at such meeting. Attendance at the Great Western Meeting will not, in and of itself, constitute revocation of a previously granted proxy.

QUORUM; VOTES REQUIRED

     WASHINGTON MUTUAL. For the vote on the Share Issuance/Merger Proposal, the presence, in person or represented by proxy, of the holders of a majority of the shares of Washington Mutual Common Stock issued and outstanding and entitled to vote at the Washington Mutual Meeting will constitute a quorum. For the votes on the Articles Amendment Proposal, the presence, in person or represented by proxy, of the holders of a majority of (i) the shares of Washington Mutual Common Stock issued and outstanding and entitled to vote at the Washington Mutual Meeting (for the separate class vote of the holders of Washington Mutual Common Stock) and (ii) the aggregate shares of Washington Mutual Common Stock and Washington Mutual Preferred Stock issued and outstanding and entitled to vote at the Washington Mutual Meeting (for the vote of the holders of Washington Mutual Common Stock and Washington Mutual Preferred Stock as a class) will constitute a quorum, respectively. For these purposes, shares of Washington Mutual Common Stock and Washington Mutual Preferred Stock that are present in person or represented by proxy will be counted for quorum purposes regardless of whether the holder of such shares fails to or abstains from voting on such proposals or whether a broker with discretionary authority is unable to exercise such discretionary authority to vote on such proposals.

     Under the NASDAQ rules, assuming a quorum is present, the approval of the Share Issuance/Merger Proposal will require the affirmative vote of the holders of a majority of the shares of Washington Mutual Common Stock voting thereon. As described in "The Washington Mutual/Great Western Merger -- Conditions to the Consummation of the Washington Mutual/Great Western Merger," such shareholder approval is a condition to consummation of the Washington Mutual/Great Western Merger.

     Approval of the Articles Amendment Proposal requires the affirmative vote of the holders of at least (i) two-thirds of the combined shares of Washington Mutual Common Stock and Washington Mutual Preferred Stock entitled to vote at the Washington Mutual Meeting voting together as a class and (ii) two-thirds of the shares of Washington Mutual Common Stock entitled to vote at the Washington Mutual Meeting voting as a class. Approval of the Articles Amendment Proposal is not a condition to consummation of the Washington Mutual/Great Western Merger.


     As of the Washington Mutual Record Date, directors and executive officers of Washington Mutual and their affiliates (excluding any shares owned by or through Acadia Partners, L.P. and affiliates thereof) beneficially owned and were entitled to vote 3,636,798 shares of Washington Mutual Common Stock and 500 shares of Washington Mutual Preferred Stock, which represented approximately 2.88% of the shares of Washington Mutual Common Stock and less than 1% of the shares of Washington Mutual Preferred Stock, respectively, outstanding on such date. In addition, as of the Washington Mutual Record Date, Robert M. Bass and Acadia Partners, L.P. beneficially owned and were entitled to vote 11,546,451 shares and 6,215,004 shares, respectively, of Washington Mutual Common Stock, which represented approximately 9.14% and 4.92%, respectively, of the shares of Washington Mutual Common Stock outstanding on such date. Mr. Bass, Acadia Partners L.P. and each Washington Mutual director and executive officer has indicated a present intention to vote, or cause to be voted, the Washington Mutual Common Stock so owned "FOR" approval of the Share Issuance/Merger Proposal and the Articles Amendment Proposal. As of the Washington Mutual Record Date, neither Washington Mutual nor any of its directors and executive officers beneficially owned any shares of Great Western Common Stock.


     GREAT WESTERN. For the vote on the Washington Mutual/Great Western Merger Proposal, the presence, in person or represented by proxy, of the holders of a majority of the shares of Great Western Common Stock issued and outstanding and entitled to vote at the Great Western Meeting will constitute a quorum.

     Under Delaware law and the Great Western Restated Certificate of Incorporation (the "Great Western Certificate") and the Bylaws of Great Western (the "Great Western Bylaws"), approval of the Washington

Mutual/Great Western Merger Proposal requires the affirmative vote of the holders of a majority of the shares of Great Western Common Stock entitled to vote at the Great Western Meeting.


     As of the Great Western Record Date, directors and executive officers of Great Western and their affiliates beneficially owned and were entitled to vote 617,897 shares of Great Western Common Stock, which represented less than 1% of the shares of Great Western Common Stock outstanding on such date. Each Great Western director and executive officer has indicated a present intention to vote, or cause to be voted, the Great Western Common Stock so owned "FOR" approval of the Washington Mutual/Great Western Merger Proposal. As of the Great Western Record Date, Great Western did not own any shares of Washington Mutual Common Stock or Washington Mutual Preferred Stock and its directors and executive officers did not beneficially own, individually or in the aggregate, in excess of 1% of the shares of Washington Mutual Common Stock or in excess of 1% of the shares of Washington Mutual Preferred Stock.


SOLICITATION OF PROXIES

     Each of Washington Mutual and Great Western will bear the cost of the solicitation of proxies from its own stockholders, except that Washington Mutual and Great Western will share equally the cost of printing this Joint Proxy Statement/Prospectus. In addition to solicitation by mail, the directors, officers and employees of Washington Mutual and Great Western and their subsidiaries may, without being additionally compensated, solicit proxies from stockholders of their respective companies by telephone, telegram, facsimile or in person. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Washington Mutual and Great Western will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.


     Washington Mutual has retained D.F. King & Co. ("D.F. King") to assist Washington Mutual in connection with its communications with its shareholders with respect to, and to provide other services to Washington Mutual in connection with, the Washington Mutual Meeting. D.F. King will receive $10,000 for its services and reimbursement of out-of-pocket expenses in connection therewith. Washington Mutual has agreed to indemnify D.F. King against certain liabilities arising out of or in connection with its engagement.


     In addition, in connection with Lehman Brothers' engagement as financial advisor to Washington Mutual, Washington Mutual anticipates that certain employees of Lehman Brothers may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are Washington Mutual shareholders or Great Western Stockholders for the purpose of assisting in the solicitation of proxies in favor of the Share Issuance/Merger Proposal and the Articles Amendment Proposal (in the case of the Washington Mutual shareholders) and the Washington Mutual/Great Western Merger Proposal (in the case of the Great Western Stockholders). Lehman Brothers will not receive any fee for or in connection with such solicitation activities by its employees apart from the fee it is otherwise entitled to receive as described below. See "The Washington Mutual/Great Western Merger -- Opinions of Financial Advisors -- Opinion of Lehman Brothers Inc."

     Great Western has retained Georgeson & Company Inc. ("Georgeson") and Alan
M. Miller to assist Great Western in connection with its communications with its stockholders with respect to, and to provide other services to Great Western in connection with, the Washington Mutual/Great Western Merger and the Ahmanson Proposal. Georgeson and Mr. Miller will receive $100,000 and up to $125,000, respectively, for their services and in each case reimbursement of out-of-pocket expenses in connection therewith. Great Western has agreed to indemnify each of Georgeson and Mr. Miller against certain liabilities arising out of or in connection with their engagement.

     In addition, in connection with the engagement of Goldman Sachs and Merrill Lynch as financial advisors to Great Western, Great Western anticipates that certain employees of each of Goldman Sachs and Merrill Lynch may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are Great Western Stockholders for the purpose of assisting in the solicitation of proxies in favor of the Washington Mutual/Great Western Merger Proposal. Goldman Sachs and Merrill Lynch will not receive any fee for or in connection with such solicitation activities by their respective employees apart from the fees each of them is otherwise entitled to receive as described below. See "The Washington Mutual/Great Western Merger -- Opinions of Financial Advisors -- Opinions of Great Western Financial Advisors."

       STOCKHOLDERS ARE REQUESTED TO SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD (A GREEN PROXY CARD IN THE CASE OF GREAT WESTERN STOCKHOLDERS) PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

     STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS. IF THE WASHINGTON MUTUAL/ GREAT WESTERN MERGER IS CONSUMMATED, GREAT WESTERN STOCKHOLDERS WILL RECEIVE INSTRUCTIONS REGARDING THE PROPER PROCEDURES FOR THE EXCHANGE OF THEIR STOCK CERTIFICATES. SEE "THE WASHINGTON MUTUAL/GREAT WESTERN MERGER -- CONVERSION OF GREAT WESTERN CAPITAL STOCK."

                   THE WASHINGTON MUTUAL/GREAT WESTERN MERGER

GENERAL

     The Boards of Directors of Washington Mutual and Great Western, by unanimous vote of all directors present, have approved the Merger Agreement, which provides for the merger, at the Effective Time, of Great Western with and into NACI, with NACI as the surviving corporation. This section of the Joint Proxy Statement/Prospectus describes certain aspects of the proposed Washington Mutual/Great Western Merger, including the principal terms of the Merger Agreement. A copy of the Merger Agreement is attached to this Joint Proxy Statement/Prospectus as Appendix A and is incorporated herein by reference in its entirety. The description set forth below of the terms of the Merger Agreement is qualified in its entirety by reference thereto. All stockholders of Washington Mutual and Great Western are urged to read the Merger Agreement in its entirety.

     At the Effective Time, (i) each outstanding share of Great Western Common Stock will be converted into the right to receive 0.9 shares of Washington Mutual Common Stock, with cash being paid in lieu of fractional shares, and (ii) each outstanding share of Great Western Preferred Stock will be converted into one share of Series F Preferred Stock. The terms, preferences, limitations, privileges and rights of the Series F Preferred Stock will be substantially identical to those of the Great Western Preferred Stock. At the Effective Time, the separate corporate existence of Great Western will terminate and the surviving corporation of the merger will become a wholly owned subsidiary of Washington Mutual.

BACKGROUND OF THE WASHINGTON MUTUAL/GREAT WESTERN MERGER

     On the evening of February 17, 1997, Charles R. Rinehart, Chairman of the Board and Chief Executive Officer of Ahmanson, telephoned John F. Maher, President and Chief Executive Officer of Great Western, with a request to meet that evening to discuss a merger of Ahmanson and Great Western. Mr. Maher declined to meet and informed Mr. Rinehart that such a meeting could take place only after Mr. Maher discussed the matter with the Great Western Board and Great Western's management and legal and financial advisors. The conversation between Mr. Maher and Mr. Rinehart was the first regarding a potential merger of the two companies since October 1995, when Mr. Maher informed Mr. Rinehart that a Great Western and Ahmanson combination did not advance the strategic objectives of Great Western or the interests of its stockholders and that, therefore, Great Western was not interested in pursuing a business combination with Ahmanson. Following his February 17, 1997 telephone call, Mr. Rinehart delivered a letter to Mr. Maher outlining a proposed transaction (the "Original Ahmanson Proposal") whereby Great Western would be merged with and into Ahmanson in a tax-free transaction to be accounted for as a purchase. Under the terms of the Original Ahmanson Proposal, each share of Great Western Common Stock would have been exchanged for 1.05 shares of Ahmanson common stock. Prior to the receipt of the Original Ahmanson Proposal, Great Western had not been considering a business combination, strategic or otherwise, with any third parties.

     On the morning of February 18, Ahmanson issued a press release describing the Original Ahmanson Proposal and held an analyst conference call to discuss its views as to the merits of such proposal. Also that morning, Ahmanson filed with the Commission preliminary solicitation materials relating to a consent solicitation by Ahmanson in favor of an amendment to Great Western's By-Laws and a non-binding stockholder resolution and to a proposed proxy solicitation by Ahmanson in connection with Great Western's annual meeting of stockholders seeking the adoption of additional by-law amendments and the election of three Ahmanson-nominated directors to the Great Western Board.

     On the same day, Kerry K. Killinger, Chairman, President and Chief Executive Officer of Washington Mutual, called Mr. Maher and indicated that he was following developments at Great Western and would be open to discussions with Mr. Maher if the Great Western Board determined that discussions were appropriate. Later that day, the Washington Mutual Board met for its regularly scheduled meeting. At that meeting, Mr. Killinger discussed the Original Ahmanson Proposal with the directors. After the Washington Mutual Board meeting, Mr. Killinger had additional discussions with certain members of the Washington Mutual Board. The chief executive officer of a large super-regional bank (the "Other Interested Party") also called Mr. Maher that day to express similar interest. Mr. Maher informed both parties that the management of

Great Western would need time to consult with the Great Western Board and its advisors in order to assess the situation.

     On the evening of February 18, the Great Western Board held a telephonic board meeting during which Mr. Maher discussed the receipt of the Original Ahmanson Proposal as well as the other actions taken by Ahmanson. Mr. Maher informed the Great Western Board of the two indications of interest that he had received that day. Representatives of Goldman Sachs and Merrill Lynch, Great Western's financial advisors, and of Skadden, Arps, Slate, Meagher & Flom LLP, Great Western's special counsel, participated in the call. At such meeting, no action was taken by the Great Western Board with respect to the Original Ahmanson Proposal or with respect to the other two indications of interest.

     Later that week, Mr. Maher separately responded to both Mr. Killinger and the chief executive officer of the Other Interested Party. Mr. Maher stated that, as a condition to further discussions with Great Western, each party would be required to enter reciprocal confidentiality/standstill agreements. Mr. Maher also asked Washington Mutual and the Other Interested Party to submit preliminary due diligence request lists. Mr. Maher indicated that he would be meeting with the Great Western Board on the following Monday and, depending on the outcome of those discussions, there might be an opportunity for the interested parties to visit Great Western and conduct due diligence later in that week. Neither Mr. Maher nor any other members of Great Western management or Great Western's financial advisors contacted any representatives of Ahmanson.

     On February 20, Mr. Killinger discussed developments with certain members of the Washington Mutual Board. On February 21, Washington Mutual and Great Western entered into a reciprocal confidentiality/standstill agreement and thereafter the parties exchanged confidential information regarding the businesses and operations of the two companies and their respective subsidiaries. Also on February 21, Great Western and the Other Interested Party entered into a reciprocal confidentiality/standstill agreement.

     Over the course of the week of February 17, Great Western's management and its financial advisors received inquiries from a few other potentially interested parties. These parties expressed interest in discussing possible transactions with Great Western, ranging from business combinations to the acquisition of only certain of Great Western's business lines or operations. However, none of the parties received confidential information, none of the discussions with any of these parties proceeded to a stage where confidentiality agreements were signed, and no formal indications of interest were ever received.

     On February 24, the Great Western Board met with its advisors to consider and analyze (i) the Original Ahmanson Proposal, (ii) continuing to operate as a stand-alone entity and to implement the strategic initiatives that had been previously undertaken to make Great Western more "bank-like," (iii) seeking a strategic partnership with either a larger or similar-sized bank or thrift holding company with a similar strategic focus and (iv) other possible alternative strategies (none of which the Great Western Board chose to pursue) for enhancing shareholder value, including the sale or spin-off of certain of Great Western's business lines and operations. After consideration of each of these alternatives, the Great Western Board determined that, in light of recent events and the value that each alternative could potentially yield, the best possible course for enhancing stockholder value would be to pursue a strategic business combination. Accordingly, the Great Western Board authorized the management of Great Western to pursue strategic business combinations and not to pursue any of the other alternatives considered.

     Mr. Maher called Mr. Killinger after the meeting of the Great Western Board and invited Washington Mutual to undertake a due diligence investigation of Great Western and to present a proposal for discussion on March 3. On that same day, Mr. Maher extended the same offer to the chief executive officer of the Other Interested Party.

     During the week of February 24, Great Western's financial advisers made inquiries, on behalf of Great Western, of other potential strategic partners who had not previously contacted Great Western, although no formal proposals were made as a result of such inquiries.

     On February 25, the Other Interested Party commenced its due diligence investigation of Great Western and reviewed both public and non-public information concerning the business and operations of Great

Western. This investigation lasted for two days. On March 2 and March 3 the Other Interested Party conducted further due diligence on Great Western.

     On February 26, Mr. Killinger traveled to California, where he met with Mr. Maher and discussed Great Western's operating progress, operating philosophies and objectives and the potential strategic benefits of a combination between the two companies. That same day, Washington Mutual began its on-site due diligence investigation of Great Western.

     From February 26 through March 1, members of Washington Mutual's officers' executive committee, other members of management, a due diligence team composed of representatives of different operational areas of Washington Mutual and Washington Mutual's advisors continued their intensive, on-site due diligence investigation of Great Western.

     On February 27, Great Western's legal advisors delivered a form of merger agreement to Washington Mutual and to the Other Interested Party and to each of their respective legal advisors.

     On March 3, Mr. Killinger and Mr. Craig E. Tall, Washington Mutual's Executive Vice President of Corporate Development, as well as certain representatives from Foster Pepper & Shefelman and Lehman Brothers, Washington Mutual's respective legal and financial advisors, traveled to Great Western's executive offices in Chatsworth, California. There they met with Messrs. James
F. Montgomery, Chairman of the Board; John F. Maher; Carl F. Geuther, Vice Chairman and Chief Financial Officer; A. William Schenck, Vice Chairman; J. Lance Erikson, Executive Vice President and General Counsel; other members of the Great Western management team; and representatives from Goldman Sachs and Merrill Lynch, financial advisors to Great Western. The meeting consisted primarily of a presentation by Mr. Killinger of the background and current status of Washington Mutual, a preliminary transaction proposal and exchange ratio, and a discussion of the possible benefits of a merger of Washington Mutual and Great Western.

     That same day, the Other Interested Party made a similar presentation to the Great Western directors and executive officers listed above and indicated a preliminary exchange ratio which had an implied value that was less than the then current implied value of Washington Mutual's preliminary exchange ratio. However, the Other Interested Party subsequently informed Great Western that it would not make a definitive proposal.

     Prior to and during the week of March 3, other members of Great Western's senior management team and representatives of its advisors conducted on-site and off-site due diligence reviews of Washington Mutual and the Other Interested Party during which both public and non-public information concerning such companies was reviewed by Great Western.

     On March 3, 1997, Ahmanson commenced its consent solicitation and sought consents from the Great Western Stockholders to approve five proposals. That same day, pursuant to Great Western's By-laws, the Great Western Board fixed March 13, 1997 as the record date for these five proposals.

     On March 4, legal advisors of Great Western and Washington Mutual met for preliminary discussions of issues raised by Washington Mutual's initial response to the draft Merger Agreement proposed by Great Western, particularly Washington Mutual's request for a termination fee and a stock option agreement. Later that day, representatives of Goldman Sachs and Merrill Lynch telephoned Mr. Killinger and Mr. Tall and advised them that Great Western was interested in Washington Mutual's preliminary transaction proposal, but that the proposed exchange ratio was insufficient. Following that call, Mr. Killinger and Mr. Tall discussed the status of the negotiations with certain members of the Washington Mutual Board and, with their concurrence, Mr. Killinger proposed, subject to approval by the Washington Mutual Board and resolution of all outstanding issues, to increase the exchange ratio to 0.9 shares of Washington Mutual Common Stock for each share of Great Western Common Stock. Washington Mutual and Great Western's respective legal advisors met the next day to negotiate the Merger Agreement.

     At the meetings of the Great Western Board held on March 4 and March 5, the Great Western Board reviewed, with the assistance of Great Western's management and legal and financial advisors, among other things, a summary of management's due diligence findings concerning Washington Mutual, presentations by management and Goldman Sachs and Merrill Lynch concerning the Washington Mutual proposal and the

Original Ahmanson Proposal, the terms of the definitive Merger Agreement and both Goldman Sachs' and Merrill Lynch's fairness opinions concerning the Exchange Ratio. At these meetings, as well as at the above-described meetings, the Great Western Board specifically considered its obligations under state law with respect to discussions with Washington Mutual, Ahmanson and others and were advised by legal counsel. Based upon that review, and after consideration of other factors, the Great Western Board unanimously approved and authorized the execution of the Merger Agreement on the evening of March 5. At that meeting, the Great Western Board rescinded in its entirety Great Western's previously authorized share repurchase program. See "-- Reasons for the Washington Mutual/Great Western Merger; Recommendations of the Boards of Directors -- Great Western."

     The Washington Mutual Board met on March 5 in person and telephonically to consider management's proposal for a merger with Great Western. With the assistance of Washington Mutual's legal and financial advisors, the Washington Mutual Board reviewed, among other things, management's due diligence findings concerning Great Western, presentations by management and Lehman Brothers concerning the merger proposal, the terms of the Merger Agreement and Lehman Brothers' fairness opinion concerning the Exchange Ratio. Based upon that review, the Washington Mutual Board, by unanimous vote of all directors present (with Messrs. Beighle, Bridge and Reed absent), approved and authorized the execution of the Merger Agreement on the evening of March 5. The Merger Agreement was executed and delivered by the parties shortly thereafter. Messrs. Beighle, Bridge and Reed subsequently expressed their approval of the Merger Agreement. See "-- Reasons for the Washington Mutual/Great Western Merger; Recommendations of the Boards of Directors -- Washington Mutual."

     On March 6, the proposed Washington Mutual/Great Western Merger was publicly announced.

     On March 17, 1997, Ahmanson announced that the Original Ahmanson Proposal had been revised to contemplate that each outstanding share of Great Western Common Stock would be converted into the right to receive not less than 1.10 nor more than 1.20 shares of Ahmanson common stock based upon a floating exchange ratio (as so revised, the "Ahmanson Proposal"). Also that day, Ahmanson withdrew two of the five proposals and commenced a solicitation of consents for two new proposals (the "New Ahmanson Consent Proposals"). To date, Great Western has not received a request from Ahmanson to fix a record date with respect to the New Ahmanson Consent Proposals and, accordingly, no such record date has been so fixed. See "Litigation."


     On March 25, the Great Western Board met with its advisors to consider the Ahmanson Proposal. On March 26, 1997, Great Western announced that, after careful consideration of Ahmanson's request that Great Western provide information to and engage in negotiations or discussions with Ahmanson, the Great Western Board had unanimously determined not to authorize such actions. The Great Western Board also stated its belief that a combination of Great Western and Washington Mutual will provide Great Western Stockholders with a superior value opportunity and reiterated its strong commitment to the Washington Mutual/Great Western Merger as being in the best interests of Great Western Stockholders. See "-- Reasons for the Washington Mutual/Great Western Merger; Recommendations of the Boards of Directors -- Great Western." On May 12, 1997, Ahmanson publicly announced that it intended to commence an exchange offer for all of the outstanding shares of Great Western Common Stock on the same financial terms as the Ahmanson Proposal.


     On April 9, 1997, Ahmanson presented to Great Western consents which Ahmanson claims represent consents from a majority of the outstanding shares of Great Western Common Stock for adoption of three of the five Ahmanson proposals. One of the proposals for which Ahmanson presented consents would amend Great Western's By-laws to require that Great Western's annual meeting of stockholders be held on the fourth Tuesday in April or within two weeks thereof. This year, the fourth Tuesday in April was April 22, and the fourteenth day thereafter was May 6, 1997. On April 11, 1997, Ahmanson presented to Great Western consents which Ahmanson claimed represent consents from a majority of the outstanding shares of Great Western Common Stock for adoption of one of the two New Ahmanson Consent Proposals.

     The consents presented by Ahmanson and the revocations of consents received by Great Western were turned over to independent inspectors of election. After the independent inspectors reported the results of their preliminary tabulation with respect to proposals 3, 4 and 5 of the Ahmanson consent solicitation, which indicated that those proposals had been adopted, Great Western identified a voting irregularity involving the double voting of more than five million shares of Great Western Common Stock held by an institutional stockholder. That stockholder promptly sent a letter to the independent inspectors stating that approximately 5.2 million of its shares "represent a duplicate vote" and requesting that such duplicate vote be disregarded.

     Ahmanson insisted that the independent inspectors were not authorized to take cognizance of the letter from the major institutional stockholder and that the shares be counted twice. The independent inspectors took the position that they are not empowered to address the double vote issue. On April 28, 1997, the independent inspectors certified that Ahmanson had received consents representing a majority of the outstanding Great Western Common Stock with respect to proposals 3, 4 and 5 as of April 9, 1997. On that same day Great Western filed suit in the Court of Chancery of the State of Delaware seeking an order declaring, among other things, that there was an over-vote entitling the independent inspectors to consider extrinsic evidence concerning the double-voted shares. See "Litigation." On May 1, 1997, Great Western and Ahmanson each requested that the independent inspectors retabulate the vote without giving effect to the double-counted shares and rectify the results of the Ahmanson consent solicitation. On May 5, 1997, the independent inspectors completed a second tabulation regarding certain of Ahmanson's proposals, certifying that, as of April 9, 1997, Ahmanson had received consents representing a majority of the outstanding Great Western Common Stock with respect to proposal 3.


     Also, on May 5, 1997, the independent inspectors reported on a preliminary basis, and are expected to certify shortly, that Ahmanson received unrevoked consents representing a majority of the outstanding Great Western Common Stock with respect to proposals 4 and 5 as of April 10, 1997.


     In light of the dispute between Great Western and Ahmanson as to whether a record date exists with respect to the New Ahmanson Consent Proposals, the independent inspectors have not tabulated the results of the solicitation with respect to such proposals. Under the Great Western By-laws, a Great Western Stockholder seeking to have Great Western's stockholders authorize or take corporate action by written consent must, by written notice to Great Western's Secretary, request that the Great Western Board fix a record date. The Great Western Board is then required, within ten days after the date on which such request is received, to adopt a resolution fixing the record date. Under Section 213 of the DGCL and Section 11 of Great Western's By-laws, the record date must be within ten days of the date of the resolution fixing the record date. Ahmanson has never requested the setting of a record date. Pursuant to the Great Western By-laws, a record date will be fixed by the Great Western Board upon Ahmanson's written request that such a date be fixed. Additional information concerning Ahmanson's consent solicitation and Great Western's response thereto is contained in the Consent Revocation Statement and Solicitation Materials of Great Western that are incorporated by reference herein. See "Incorporation of Certain Documents by Reference."


REASONS FOR THE WASHINGTON MUTUAL/GREAT WESTERN MERGER; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS


     WASHINGTON MUTUAL. The Washington Mutual Board believes that the Washington Mutual/Great Western Merger will create a premier regional financial services company with the financial and managerial resources to compete effectively in the rapidly changing market for banking and financial services. The Combined Company will be the third largest bank on the West Coast, based on pro forma total assets and total deposits as of December 31, 1996.

     The Washington Mutual Board determined that the Washington Mutual/Great Western Merger represents a unique strategic fit between two financially sound institutions with similar business strategies and complementary product capabilities. The Washington Mutual Board believes that the Combined Company will be a stronger financial services company than either is individually, with a market leadership position in residential mortgage origination and with a stronger, more competitive position from which to expand its consumer banking franchise and commercial banking activities.

     In reaching its conclusions, the Washington Mutual Board considered, among other things: (i) information concerning the financial performance and condition, business operations, capital levels, asset quality and prospects of each of Washington Mutual and Great Western and their projected future results and prospects as separate entities and on a combined basis; (ii) current industry, economic and market conditions and trends, including the likelihood of continuing consolidation and increasing competition in the banking and financial services industries (and corresponding decrease in the number of suitable merger partners for Washington Mutual), the growing importance of financial resources and market position and economies of scale to a banking institution's ability to compete successfully in this changing environment; (iii) the structure of the transaction, including the ability to account for the transaction as a pooling of interests and the ability to merge ASB and GW Bank; (iv) the possibility of achieving significant cost savings, operating efficiencies, revenue enhancements and synergies as a result of the Washington Mutual/Great Western Merger; (v) the terms of the Merger Agreement, including the mutual covenants and conditions and the circumstances under which Washington Mutual would receive a termination fee; (vi) the opinion of its financial advisor described below as to the fairness from a financial point of view of the Exchange Ratio (which was determined through arm's-length negotiations between Washington Mutual and Great Western) and the various analyses performed by its financial advisor in connection with rendering its opinion, considered as a whole (see "The Washington Mutual/Great Western
Merger -- Opinions of Financial Advisors -- Opinion of Lehman Brothers Inc.");
(vii) the likelihood of obtaining required regulatory approvals; (viii) the changing regulatory environment for banking and financial services; and (ix) the effect of the Washington Mutual/Great Western Merger on the depositors, employees, customers and communities served by Washington Mutual, including the effect of the proposed branch and loan office consolidations on ASB and the communities in which it operates and the expected ability of Washington Mutual to offer a broader range of products and services to its depositors, customers and communities on a more efficient basis. In reaching its decision to approve the Merger Agreement and recommend the Share Issuance/Merger Proposal to shareholders, the Washington Mutual Board did not assign any relative or specific weights to the various factors considered, and individual directors may have given differing weights to different factors.

     The Washington Mutual Board believes that the Washington Mutual/Great Western Merger will further key elements of its strategic plan by: (i) further strengthening Washington Mutual's consumer banking franchise throughout the West; (ii) diversifying its business mix by deploying capital to higher margin business lines, such as consumer finance activities; (iii) improving margins of its core businesses; and (iv) obtaining cost savings and efficiencies through consolidation of operations and facilities. In particular, the following benefits were considered by the Washington Mutual Board:

          (i) The Washington Mutual/Great Western Merger will significantly increase Washington Mutual's share of the consumer banking market in California, thereby building on the base created by its recently completed acquisition of ASB. ASB already has a state-wide presence in California, with over 200 branches and loan offices concentrated in the Los Angeles and San Francisco areas. The merger with Great Western will add over 500 branches and loan offices (before consolidations) and substantially increase its customer base in California. As a result of the Washington Mutual/Great Western Merger, Washington Mutual will become the third largest depository institution in California (based on deposits as of December 31, 1996);

          (ii) The Washington Mutual/Great Western Merger will accelerate Washington Mutual's diversification of its product line to include higher margin business lines, such as consumer finance. Great Western has a strong consumer finance presence, with 502 offices in 23 states; and

          (iii) The consolidation of certain head office functions, back office operations and retail branch and loan offices, together with cost savings from reduced aggregate marketing expenses and implementation of an integrated technology platform, is expected to produce annual savings of operating costs currently estimated by management at $208 million and $340 million (pre-tax) in 1998 and 1999, respectively. In addition, the Combined Company will be one of the largest originators and servicers of residential mortgage loans in the United States (ranking second in California and sixth in the United States in residential loan originations based on combined 1996 volume, and ranking seventh in the United States in residential loan servicing based on the combined servicing portfolio at year-end 1996). The Washington Mutual Board believes that the Washington Mutual/Great Western Merger will significantly enhance Washington Mutual's ability to achieve the economies of scale and efficiencies that are critical to compete effectively in these business lines.

     For additional details on anticipated cost savings from the Washington Mutual/Great Western Merger, see "Management and Operations of Washington Mutual Following the Washington Mutual/Great Western Merger -- Operations After the Washington Mutual/Great Western Merger -- Cost Savings."


     In addition, although the Washington Mutual/Great Western Merger will increase slightly the percentage of Washington Mutual's assets located in California, it will also expand the geographic range of Washington Mutual's operations to include regions in the United States in which Washington Mutual did not previously have any presence, including Florida, as well as the Southeast and the Northeast United States. In future years the geographical diversification of the Combined Company resulting from the Washington Mutual/Great Western Merger may reduce the risk of a significant adverse impact resulting from an economic downturn in any single market area.

     The benefits described above are forward-looking statements, and actual results may vary materially from such statements. See "Risk Factors" for factors that may cause such variation.

     GREAT WESTERN. In reaching its determination to approve and adopt the Merger Agreement, the Great Western Board considered the following factors:

          (i) the Great Western Board's familiarity with and review of Great Western's business, operations, financial condition and earnings on both an historical and a prospective basis, including Great Western's current strategic initiatives to, among other things, become more like a retail consumer bank;

          (ii) the Great Western Board's review, based in part on presentations by its financial advisors and Great Western management (which presentations took into account Washington Mutual's March 3 presentation (see
     "-- Background of the Merger")), of (a) the strategy, business, operations, earnings and financial condition of Washington Mutual on both an historical and a prospective basis and (b) the historical stock price performance of the Washington Mutual Common Stock. In this regard, the Great Western Board noted that (I) Great Western and Washington Mutual possess compatible and complementary corporate cultures and, in recent years, have implemented similar strategies for enhancing profitability through the reduction of cost of funds and the development of new sources of revenue, (II) Washington Mutual has significant market presence in California, Washington, Oregon, Utah and, to a lesser extent, certain other Western states and that, as a result, the Combined Company not only would be able to achieve the same market position in California (ranked third in deposits) that a merger with Ahmanson would bring, but would also have more geographically diverse assets and operations (pro forma at December 31, 1996, the Combined Company would have approximately 67%, 15%, 13% and 4% of its total deposits located in California, Washington, Florida and Oregon, respectively) and be less vulnerable to regional economic fluctuations and regional real estate market downturns and (III) in contrast to a combination with Ahmanson, the Combined Company would have (A) a stronger capital position to take advantage of future growth opportunities (At December 31, 1996, Ahmanson had a ratio of tangible common equity to total assets of 3.31% (which is expected to decrease based on Ahmanson's projected share repurchases) compared to 4.38% for Washington Mutual. See "-- Opinions of Financial Advisors -- Opinions of Great Western Financial Advisors" below), and (B) a stronger credit position (At December 31, 1996, Ahmanson had a ratio of non-performing assets to net loans plus other real-estate owned of 3.33% compared to 1.46% for Washington Mutual. See
     "-- Opinions of Financial Advisors -- Opinions of Great Western Financial Advisors" below). The Great Western Board also noted that the Great Western Stockholders, as owners of approximately 50% of the Combined Company, would have the ability to realize the benefits of this strategic business combination (under the terms of the Ahmanson Proposal, Great Western Stockholders would own approximately 60% of a combined Great Western/Ahmanson (assuming a maximum exchange ratio of 1.2));

          (iii) the Great Western Board's review, based in part on presentations by its financial advisors and Great Western management, of (a) the strategy, business, operations, earnings and financial condition of Ahmanson on both a historical and a prospective basis and (b) the historical stock price performance of the Ahmanson Common Stock. In this regard, the Great Western Board noted that over the course of the past five years, Ahmanson has experienced relatively flat growth in earning assets and that loans and deposits have decreased. The Great Western Board also noted that Ahmanson has pursued different strategies than Great Western, including a strategy of consolidating its operations in California rather than attempting to diversify geographic risk. The Great Western Board also noted that a merger with Ahmanson would hinder many of the initiatives implemented by Great Western over the past few years in order to become more "bank-like" because Ahmanson had only recently begun to implement a similar strategic focus and the Great Western Board believed that Ahmanson's efforts in this respect lagged behind those of Great Western. In particular, the Great Western Board noted that Ahmanson (I) has had a business strategy that has emphasized, and continues to emphasize, stock repurchases and other financial strategies rather than core business growth as a key means of increasing earnings per share and stockholder value, (II) has, through a systematic program of branch acquisitions and divestitures, concentrated its operations in California, which concentration is inconsistent with Great Western's desire to achieve greater geographic diversification and stands in contrast to the strong Western United States franchise that a merger with Washington Mutual would bring and (III) has a higher risk profile with a greater exposure to multifamily loans and commercial real estate. With respect to the Great Western Board's observation described in
     (I) concerning Ahmanson's emphasis on stock repurchases, the Great Western Board noted the presentation of its financial advisors which indicated that Ahmanson had repurchased approximately 14.5% of its outstanding stock at December 31, 1994 over the course of 1995 and 1996 and had demonstrated relatively flat asset growth over the same period and that Ahmanson's projected repurchases, as set forth in the Original Ahmanson Proposal, did not appear to allow for additional asset growth. The foregoing review by the Great Western Board was based on publicly available information regarding Ahmanson and the Great Western Board and management's knowledge of Ahmanson's business and operations derived from years of competition with Ahmanson in California and Florida banking markets, and not on any direct face-to-face discussions with Ahmanson or its representatives;

          (iv) the Great Western Board noted that, based on the closing market prices of the Washington Mutual Common Stock and Ahmanson common stock on March 4, 1997, the implied value of the Exchange Ratio was $47.87 as compared to the implied per share value of the Original Ahmanson Proposal of $43.44. The Great Western Board also compared the implied per share value for the two offers on a historical longer-term basis and noted that, since July, 1996, the implied value of the Exchange Ratio was always greater than the implied value of the Original Ahmanson Proposal;

          (v) the Great Western Board reviewed commonly-used financial benchmarks that demonstrated that Washington Mutual had a higher level of asset quality, higher reserve coverage ratio, higher capital ratios, a better efficiency ratio (excluding amortization of intangibles and non-recurring items), a higher net interest margin and a greater rate of growth in earning assets, loans and deposits (see "-- Opinions of Financial Advisors -- Opinions of Great Western's Financial Advisors"). The Great Western Board noted that Washington Mutual had increased its dividend over the past six consecutive quarters and, over a longer term, for every year since 1990. In contrast, the Great Western Board noted that Ahmanson had not increased its dividend since 1987. The Great Western Board also considered that the historical pro forma dividend for Great Western Stockholders would be higher in a merger with Ahmanson than in a merger with Washington Mutual;

          (vi) the financial presentation of its financial advisors (including presentations of pro forma financial information with respect to both the Washington Mutual/Great Western Merger and a merger of Great Western and Ahmanson and the implied value of the Exchange Ratio and the initial exchange ratio proposed by Ahmanson in the Original Ahmanson Proposal over certain historical periods) and (a) the written opinion of Goldman Sachs rendered on March 5, 1997 that, as of the date of such opinion, the Exchange Ratio was fair to the stockholders of Great Western and (b) the written opinion of Merrill Lynch rendered on March 5, 1997 that, as of the date of such opinion, the Exchange Ratio was fair to the stockholders of Great Western from a financial point of view. Copies of such opinions, setting forth the assumptions made, matters considered and review undertaken are set forth as Appendices C and E, respectively. The full text of each such opinion is incorporated herein by reference and the foregoing descriptions thereof are qualified in their entirety by such reference. Great Western Stockholders are urged to read these opinions carefully in their entirety (see "-- Opinions of Financial Advisors -- Opinions of Great Western Financial Advisors");

          (vii) the Great Western Board compared reported earnings per share and cash earnings per share on a pro forma per share equivalent basis which, with the exception of cash earnings per share for 1997, indicated that higher per share values on an equivalent basis could be realized by the Combined Company compared to a combination of Ahmanson and Great Western (see "-- Opinions of Financial Advisors -- Opinions of Great Western Financial Advisors");

          (viii) the anticipated cost savings and operating efficiencies available to Great Western and Washington Mutual as a combined institution following the Washington Mutual/Great Western Merger, the potential for revenue enhancements at the combined institution and the likelihood of achieving these cost savings, operating efficiencies and revenue enhancements relative to the likelihood that they could be achieved in a merger with Ahmanson;

          (ix) the anticipated cost savings and operating efficiencies available to Great Western and Ahmanson as a combined institution following a combination of the two institutions and the potential for revenue enhancements at the combined institution. In this regard, the Great Western Board considered that Ahmanson utilizes an information system which is outdated and is not compatible with Great Western's, which in turn could increase the difficulty of implementing the technology conversion required in such a merger on a timely basis and which would require significant expenditures. In contrast, Washington Mutual shares common information systems which should greatly facilitate the integration of the two companies' operations and the achievement of cost savings and operating efficiencies at a minimal cost and on a timely basis. For a description of the specific information systems utilized by Washington Mutual and Great Western, see "Management and Operations of Washington Mutual Following the Merger -- Operations Following the Merger -- Cost Savings";

          (x) the significant experience of the senior management of Washington Mutual and its proven record of achieving cost savings, operating efficiencies and revenue enhancements in connection with the integration of acquired companies. In particular, the Great Western Board noted that Washington Mutual's current management team has successfully integrated numerous significant acquisitions since 1990 and that Washington Mutual had consummated more than 20 acquisitions over a longer period, including both in-market and out-of-market acquisitions of banks and thrifts of varying size. In contrast, Ahmanson's current management team, many members of which have been hired by Ahmanson within the past several years, has limited its focus to the acquisitions and divestitures of branches;

          (xi) the Great Western Board's concern, based upon presentations by its financial advisors and Great Western management, that, as a result of substantial share repurchases (during fiscal 1995 and 1996, Ahmanson is estimated to have repurchased 14.5% of its total outstanding shares as of December 31, 1994), Ahmanson's tangible common equity as a percentage of tangible assets, a ratio that Great Western's financial advisors believe is generally regarded by the investment community and by bank regulatory authorities as an indication of the relative capital strength of a financial institution, was among the lowest of any publicly traded thrift with assets in excess of one billion dollars. The Great Western Board expressed concern that Ahmanson's capital position, when combined with its loan loss reserve coverage, its exposure to multifamily loans and commercial real estate and its concentration of California-based assets, made Ahmanson particularly vulnerable to economic downturns and attendant decreases in credit quality. At December 31, 1996, Ahmanson and Washington Mutual had: (i) ratios of tangible common equity to tangible assets of 3.31% and 4.83%, respectively; and (ii) ratios of total capital (including capital securities, preferred and common stock) to total assets of 5.18% and 5.38%, respectively. The OTS applies regulatory capital ratios only to savings associations and banks that it regulates and not to the holding companies of such associations or banks. At December 31, 1996, each of the respective subsidiary federal savings banks of Washington Mutual and Ahmanson were "well-capitalized" within the meaning of OTS rules and regulations. Washington Mutual Bank is subject to the capital requirements of the FDIC and, at December 31, 1996, was "well-capitalized" within the meaning of FDIC rules and regulations.

          (xii) the Great Western Board's concerns that because the transaction contemplated by Ahmanson would be accounted for as a purchase rather than as a pooling of interests, (a) the combined institution would carry on its books a substantial amount of goodwill (and that the level of the combined institution's intangible assets (of which goodwill is the major component) to common equity would be amongst the highest in the financial services industry), which goodwill would have to be amortized and, as a result, would reduce reported earnings per share, and lead to a substantial difference between reported earnings per share and cash earnings per share and (b) a risk existed that the value of the Ahmanson common stock received by Great Western's Stockholders in a merger with Ahmanson would decline if the market did not value Ahmanson with an emphasis on cash earnings rather than on reported earnings. In contrast, neither of these concerns were raised by the Washington Mutual/Great Western Merger, which will be accounted for as a pooling-of-interests;

          (xiii) the Great Western Board's belief regarding the impact of the Washington Mutual/Great Western Merger on Great Western's employees relative to their response to a transaction with Ahmanson, and the positive effect such impact could have on the business, financial condition and results of operations of the Combined Company and, conversely, the possible negative effect of such impact in a combination of Ahmanson and Great Western. The Great Western Board expressed concern that the low employee morale among Great Western employees concerning a merger with Ahmanson, which the Great Western Board believed was attributable to public statements by Mr. Rinehart relating to Ahmanson's intentions regarding such employees, could pose integration risks to a combined Great Western/Ahmanson;

          (xiv) the Great Western Board's belief, based on Washington Mutual's and Great Western's past history of community service and lending, that the Washington Mutual/Great Western Merger would have a positive impact on other non-stockholder constituencies, and the positive effect such impact could have on the business, financial condition and results of operations of the Combined Company;

          (xv) the Great Western Board's review, based in part on presentations by its financial advisors, of alternatives to the Washington Mutual/Great Western Merger and the Original Ahmanson Proposal, the range of possible values to Great Western's stockholders obtainable through implementation of such alternatives and the timing and likelihood of actually receiving such values;

          (xvi) the following additional factors which contributed to the Great Western Board's conclusion that the Washington Mutual/Great Western Merger is in the best interests of Great Western and its stockholders:

             (A) the results of the due diligence investigations regarding Washington Mutual;

             (B) the Great Western Board's assessment, with the assistance of counsel, concerning the likelihood that Washington Mutual would obtain all required regulatory approvals for the Washington Mutual/Great Western Merger;

             (C) the expectation that the Washington Mutual/Great Western Merger will generally be a tax-free transaction to Great Western and its stockholders;

             (D) the terms of the Merger Agreement, and certain other information regarding the Washington Mutual/Great Western Merger, including the terms and structure of the Washington Mutual/Great Western Merger and the proposed arrangements with respect to the board of the Combined Company following the Washington Mutual/Great Western Merger. With respect to the termination fee provided for in the Merger Agreement, the Great Western Board actively directed negotiations with a view to substantially reducing the fee and expense reimbursement provisions from those initially proposed by Washington Mutual in response to Great Western's draft merger agreement (which contained no termination fee or expense reimbursement). After being advised that Washington Mutual's final position was a condition to its merger proposal, the Great Western Board ultimately concluded that such provisions were necessary in order to secure a transaction that the Great Western Board believed to be superior to that proposed by Ahmanson. The Great Western Board also considered that Washington Mutual had informed Great Western that, in order to pursue a merger with Great Western, Washington Mutual would be foregoing significant business opportunities. The Great Western Board also noted that, although originally included in the proposal by

        Washington Mutual, Washington Mutual had dropped its request for reciprocal stock option agreements in connection with the Merger Agreement after negotiations with Great Western.

     On March 25, 1997, the Great Western Board convened with its legal and financial advisors to consider the Ahmanson Proposal, and determined not to authorize Great Western management to provide information to, or engage in negotiations or discussions with, Ahmanson. In reaching this determination, the Board considered the factors listed above (other than the factor set forth in clause (iv) above) as well as additional factors, including:

          (i) the Great Western Board's review, based on a presentation by its financial advisors, of the terms of the Ahmanson Proposal;

          (ii) the Great Western Board's review, based on a presentation by its financial advisors, of Ahmanson's revised projections with respect to the amount of its share repurchase plan and the anticipated cost savings and revenue enhancements available to Great Western and Ahmanson as a combined institution;

          (iii) the Great Western Board's concern that Ahmanson's projected net income to common stock, contained in public filings by Ahmanson, for the period of October 1, 1997 through December 31, 1999, would be insufficient to cover the cost of Ahmanson's projected share repurchases and dividends for common stock for the same period, and that, as a result, Ahmanson's pro forma capital position would be further weakened;

          (iv) the financial presentation of its financial advisors and (a) the opinion of Goldman Sachs rendered on March 25, 1997 that, as of the date of such opinion, the Exchange Ratio was fair to the stockholders of Great Western and (b) the opinion of Merrill Lynch rendered on March 25, 1997 that, as of the date of such opinion, the Exchange Ratio was fair to the Great Western Stockholders from a financial point of view. Copies of such opinions, setting forth the assumptions made, matters considered and review undertaken, are set forth as Appendices D and F, respectively. The full text of each such opinion is incorporated herein by reference and the foregoing descriptions thereof are qualified in their entirety by such reference. Great Western Stockholders are urged to read these opinions carefully in their entirety (see "-- Opinions of Financial
     Advisors -- Opinions of Great Western Financial Advisors");

          (v) the terms of the Merger Agreement that prohibit such negotiations unless the Great Western Board "after having consulted with and considered the advice of its financial advisors and outside counsel, has determined in good faith that the failure to do so would create a reasonable possibility of a breach of the fiduciary duties of the Great Western Board" and, after consultation with its financial advisors and outside counsel, the absence of such a determination by the Great Western Board;


          (vi) that the Great Western Board had made a determination to pursue a strategic business combination with Washington Mutual, rather than a sale of Great Western, and that no factors or combination of factors (including the recognition that, during the period of March 17 through March 24, 1997, the current nominal implied value of the Ahmanson Proposal was between 3 and 4.5% higher than that of the Exchange Ratio, although the average implied nominal value of the Ahmanson Proposal for the three month period ended March 24, 1997 (which was based on the average of the daily closing prices for such period) had been essentially the same as, and for the six month period ended March 24, 1997 (which was based on the average of the daily closing prices for such period) had been lower than, the implied value of the Exchange Ratio for the corresponding periods; see "-- Opinions of Financial Advisors -- Opinions of Great Western's Financial Advisors") had come to its attention that altered its conclusion, formulated based on the factors described herein, that Washington Mutual was a more compelling strategic merger partner than Ahmanson and that the Washington Mutual merger presented the Great Western Stockholders with a superior value opportunity; and


          (vii) the Great Western Board recognized its duty, and its continuing ability, to engage in careful, informed and disinterested decision making for the purpose of advancing the best interests of the Great Western Stockholders.

     The foregoing discussion of the information and factors considered by the Great Western Board is not intended to be exhaustive. In reaching its determination to approve and recommend the Washington

Mutual/Great Western Merger and during its consideration of the Ahmanson Proposal on March 25, 1997, the Great Western Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, the Great Western Board received the advice of its financial advisors and representatives of Skadden, Arps, Slate, Meagher & Flom LLP, the firm retained to serve as special counsel to Great Western, and Latham & Watkins, special counsel to the outside directors of Great Western.

     EACH OF THE WASHINGTON MUTUAL BOARD AND THE GREAT WESTERN BOARD BELIEVES THAT THE TERMS OF THE WASHINGTON MUTUAL/GREAT WESTERN MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THEIR RESPECTIVE SHAREHOLDERS. THE WASHINGTON MUTUAL BOARD AND THE GREAT WESTERN BOARD HAVE EACH, BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT, APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMEND THAT THEIR RESPECTIVE SHAREHOLDERS APPROVE AND ADOPT THE SHARE ISSUANCE/MERGER PROPOSAL, IN THE CASE OF WASHINGTON MUTUAL, AND THE WASHINGTON MUTUAL/GREAT WESTERN MERGER PROPOSAL, IN THE CASE OF GREAT WESTERN.

OPINIONS OF FINANCIAL ADVISORS

     OPINION OF LEHMAN BROTHERS INC. Washington Mutual has retained Lehman Brothers to act as its financial advisor in connection with the Washington Mutual/Great Western Merger. Lehman Brothers has rendered its written opinion to the Washington Mutual Board, dated March 5, 1997, to the effect that, based upon and subject to the factors and assumptions set forth in such opinion, and as of the date of such opinion, the Exchange Ratio to be offered by Washington Mutual to the Great Western Stockholders in the Washington Mutual/Great Western Merger was fair to Washington Mutual from a financial point of view. The full text of the Lehman Brothers' opinion, which sets forth assumptions made, procedures followed, matters considered and limits on the review undertaken by Lehman Brothers, is attached hereto as Appendix B. The summary set forth in this Joint Proxy Statement/Prospectus of the opinion of Lehman Brothers is qualified in its entirety by reference to the full text of the Lehman Brothers' opinion attached hereto.

     No limitations were imposed by Washington Mutual on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in rendering its opinion. Lehman Brothers was not requested to and did not make any recommendation to the Washington Mutual Board as to the form or amount of consideration to be offered by Washington Mutual to the Great Western Stockholders in the Washington Mutual/Great Western Merger, which was determined through arm's-length negotiations between the parties. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to Washington Mutual or Great Western, but rather made its determination as to the fairness, from a financial point of view, of the consideration to be offered by Washington Mutual to the Great Western Stockholders in the Washington Mutual/Great Western Merger on the basis of the financial and comparative analyses described below. Lehman Brothers' opinion is for the use and benefit of the Washington Mutual Board and was rendered to the Washington Mutual Board in connection with its consideration of the Washington Mutual/Great Western Merger. Lehman Brothers' opinion is not intended to be and does not constitute a recommendation to any shareholder of Washington Mutual as to how such shareholder should vote with respect to the Washington Mutual/Great Western Merger. Lehman Brothers was not requested to opine as to, and its opinion does not address, Washington Mutual's underlying business decision to proceed with or effect the Washington Mutual/Great Western Merger.

     In arriving at its opinion, Lehman Brothers reviewed and analyzed: (1) the Merger Agreement and the specific terms of the Washington Mutual/Great Western Merger, (2) such publicly available information concerning Washington Mutual and Great Western that it believed to be relevant to its analysis including, without limitation, the Forms 10-K for the year ended December 31, 1995 and preliminary draft copies of Forms 10-K for the year ended December 31, 1996, quarterly reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 1996 and recent press releases for Washington Mutual and Great Western, (3) financial and operating information with respect to the businesses, operations and prospects of Washington Mutual and Great Western furnished to it by Washington Mutual and Great Western, (4) a trading history of Washington Mutual Common Stock and Great Western Common Stock and a comparison of that trading history with those of other companies that it deemed relevant, (5) a comparison of the historical financial results and present financial condition of Washington Mutual and Great Western with those of other companies that it deemed relevant, and (6) a comparison of the financial terms of the Washington Mutual/Great Western Merger with the financial terms of certain other recent transactions that it deemed relevant. In addition, Lehman Brothers had discussions with the managements of Washington Mutual and Great Western concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects, and the potential cost savings, operating synergies, revenue enhancements and strategic benefits expected to result from a combination of the businesses of Washington Mutual and Great Western, and undertook such other studies, analyses and investigations as it deemed appropriate.

     In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and further relied upon the assurances of the managements of Washington Mutual and Great Western that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Washington Mutual and Great Western, upon advice of Washington Mutual, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the respective managements of Washington Mutual and of Great Western, as to the future financial performance of Washington Mutual and Great Western including, without limitation, with respect to projected cost savings, operating synergies and revenue enhancements expected to result from a combination of the businesses of Washington Mutual and Great Western and that Washington Mutual and Great Western would perform, and that the Combined Company will perform, substantially in accordance with such projections. Upon advice of Washington Mutual and its legal and accounting advisors, Lehman Brothers assumed that the Washington Mutual/Great Western Merger will qualify for pooling-of-interests accounting treatment and as a reorganization within the meaning of Section 368(a) of the Code and therefore as a tax-free transaction. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Washington Mutual or Great Western and did not make or obtain any evaluations or appraisals of the assets or liabilities of Washington Mutual or Great Western. In addition, Lehman Brothers noted that it is not expert in the evaluation of loan portfolios or allowances for loan and real estate owned losses and, upon advice of Washington Mutual, it assumed that the allowances for loan and real estate owned losses provided to it by Washington Mutual and used by it in its analysis and in arriving at its opinion were in the aggregate adequate to cover all such losses. Lehman Brothers' opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its letter.

     The following is a summary of the analyses Lehman Brothers performed in arriving at its opinion dated March 5, 1997 as to the fairness, from a financial point of view, to Washington Mutual of the Exchange Ratio. In connection with the preparation and delivery of its opinion to the Board of Directors of Washington Mutual, Lehman Brothers performed a variety of financial and comparative analyses, as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Washington Mutual. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses did not purport to be appraisals or to reflect the prices at which businesses may actually be sold.

     Purchase Price Analysis. Based upon the Exchange Ratio, the closing price of Washington Mutual's Common Stock on March 4, 1997 of $53.19 represented a value to be received by holders of Great Western Common Stock of $47.87 per share. Based on this implied transaction value per share, Lehman Brothers calculated the price-to-market, price-to-book, price-to-tangible book, price-to-adjusted tangible book

(wherein tangible book value was adjusted to reflect a tangible common equity to tangible assets ratio of 5.00%) and price to earnings multiples, and the implied deposit premium paid, as adjusted (defined as the transaction value, adjusted to exclude a range of implied values of Aristar, minus the tangible book value, divided by total deposits), in the Washington Mutual/Great Western Merger. The implied transaction value per share yielded a premium to market price multiple of 40% over the closing price of Great Western Common Stock of $34.25 on February 14, 1997, the last trading day prior to the announcement of the Original Ahmanson Proposal. This analysis also yielded a price-to-book value multiple of 2.72x, a price-to-tangible book value multiple of 3.08x, a price-to-adjusted tangible book value multiple of 3.09x, a price to 1996 earnings multiple of 21.0x (based on Great Western's earnings, before non recurring items, for the twelve months ended December 31, 1996), a price to estimated 1997 earnings multiple of 17.6x, and a price to estimated 1998 earnings multiple of 15.4x (based on estimates of Great Western's 1997 and 1998 earnings published by First Call as of March 4, 1997) and an implied deposit premium, as adjusted, in the range of 13.4% to 14.1%. First Call is a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors.

     Comparable Transaction Analysis. Using publicly available information, Lehman Brothers reviewed certain terms and financial characteristics, including historical price-to-earnings ratios, the price-to-book ratio, the price-to-tangible book ratio, the price-to-adjusted tangible book ratio and the deposit premium paid at the time of transaction announcement, of eight savings institution merger or acquisition transactions (the "Comparable Thrift Transactions Group") with values greater than $250 million publicly announced since January 1, 1996 which Lehman Brothers deemed to be comparable to the present transaction. The Comparable Thrift Transactions Group considered by Lehman Brothers in its analysis consisted of the following transactions (identified by acquiror/acquiree): Union Planters/Leader Financial, Washington Mutual/Keystone Holdings, MacAndrews & Forbes/Cal Fed, HSBC Holdings/First FS&LA of Rochester, ABN-AMRO/Standard Federal, Mercantile/Roosevelt Financial, CCB Financial/American Federal and Summit/Collective. The median values for these transactions for the price to latest twelve months earnings ratio, price-to-book ratio, price-to-tangible book ratio and price-to-adjusted tangible book ratio were 14.5x, 1.99x, 2.23x and 2.47x, respectively. The range of values for these parameters were from 12.6x to 19.4x, 1.55x to 3.06x, 1.55x to 3.31x and 1.34x to 4.33x, respectively. These compared to transaction multiples of 21.0x, 2.72x, 3.08x and 3.09x for Washington Mutual/Great Western based on the closing price of Washington Mutual Common Stock on March 4, 1997. The range of deposit premiums paid in these transactions was 3.9% to 26.6%, with a median value of 14.0% compared to an implied deposit premium, as adjusted, in the range of 13.4% to 14.1% for Washington Mutual/Great Western based on the closing price of Washington Mutual Common Stock on March 4, 1997. Two transactions within the Comparable Thrift Transactions Group were publicly announced since January 1, 1997: CCB Financial/American Federal and Summit/Collective. The mean values for these transactions for the price to latest twelve months earnings ratio, price-to-book ratio, price-to-tangible book ratio and price-to-adjusted tangible book ratio were 18.9x, 2.68x, 2.94x and 3.67x, respectively. These compared to transaction multiples of 21.0x, 2.72x, 3.08x and 3.09x for Washington Mutual/Great Western based on the closing price of Washington Mutual Common Stock on March 4, 1997. The mean value for the deposit premium paid in these transactions was 21.1%, compared to an implied deposit premium, as adjusted, in the range of 13.4% to 14.1% for Washington Mutual/Great Western based on the closing price of Washington Mutual Common Stock on March 4, 1997.

     Using publicly available information, Lehman Brothers also reviewed certain terms and financial characteristics, including historical price-to-earnings ratios, the price-to-book ratio, the price-to-tangible book ratio and the price-to-adjusted tangible book ratio and the deposit premium paid at the time of transaction announcement, of six banking company merger or acquisition transactions (the "Comparable Bank Transactions Group") with values greater than $750 million publicly announced since January 1, 1996 which Lehman Brothers deemed to be relevant to the present transaction. The Comparable Bank Transactions Group considered by Lehman Brothers in its analysis consisted of the following transactions (identified by acquiror/ acquiree): Wells Fargo/First Interstate, NationsBank/Boatmen's Bancshares, Crestar Financial/Citizens Bancorporation, Mercantile Bancorp/Mark Twain Bancshares, Southern National/United Carolina Bancshares and Allied Irish Bank/Dauphin Deposit Corporation. The median values for these transactions for the price to latest twelve months earnings ratio, price-to-book ratio, price to tangible book ratio and price-to-adjusted tangible book were 18.9x, 2.76x, 2.91x and 3.57x, respectively. These compared to transaction multiples of 21.0x, 2.72x, 3.08x and 3.09x for Washington Mutual/Great Western based on the closing price of Washington Mutual Common Stock on March 4, 1997. The median value for the deposit premium paid in these transactions was 20.0%, compared to an implied deposit premium, as adjusted, in the range of 13.4% to 14.1% for Washington Mutual/Great Western based on the closing price of Washington Mutual Common Stock on March 4, 1997.

     Because the reasons for and circumstances surrounding each of the transactions analyzed were so diverse and because of the inherent differences in the businesses, operations, financial conditions and prospects of Washington Mutual, Great Western and the companies included in the Comparable Thrift Transactions Group and the Comparable Bank Transactions Group, Lehman Brothers believed that a purely quantitative comparable transaction analysis would not be particularly meaningful in the context of the Washington Mutual/Great Western Merger. Lehman Brothers believed that the appropriate use of a comparable transaction analysis in this instance would involve qualitative judgments concerning the differences between the characteristics of these transactions and the Washington Mutual/Great Western Merger which would affect the acquisition values of the acquired companies and Great Western.

     Comparable Company Analysis. Using publicly available information, Lehman Brothers compared the financial performance and stock market valuation of Great Western with the following selected savings institutions (the "Comparable Thrift Group") deemed relevant by Lehman Brothers: Astoria Financial Corporation, Bank United Corp., Commercial Federal Corporation, Charter One Financial, Dime Bancorp, Inc., Downey Financial Corp., First Financial Corp., Golden West Financial, GreenPoint Financial Corp., People's Bank, MHC., Peoples Heritage Financial Group, Sovereign Bancorp, Inc., TCF Financial Corp. and Washington Federal Inc. Indications of such financial performance and stock market valuation included profitability (return on average assets and return on average equity for the latest twelve month period ended December 31, 1996, adjusted for non-recurring items, of 0.73% and 11.6%, respectively, for Great Western and medians of 0.98% and 15.4%, respectively, for the Comparable Thrift Group); the ratio of tangible equity to tangible assets (5.42% for Great Western and a median of 6.50% for the Comparable Thrift Group); the ratio of non-performing assets to loans and foreclosed real estate (1.75% for Great Western and a median of 1.47% for the Comparable Thrift Group); the ratio of price to estimated 1997 earnings (12.6x for Great Western and a median of 12.5x for the Comparable Thrift Group); the ratio of price-to-book (1.94x for Great Western and a median of 1.93x for the Comparable Thrift Group) and the ratio of price-to-tangible-book (2.20x for Great Western and a median of 2.24x for the Comparable Thrift Group). These ratios for the Comparable Thrift Group are based on public financial statements as of December 31, 1996, closing stock market prices on March 4, 1997 and earnings per share are based on the most recent median estimates for 1997 and 1998 earnings published by the Institutional Broker Estimate System ("IBES"). IBES is a data service that monitors and publishes compilations of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors. These ratios for Great Western are based on public financial statements as of December 31, 1996, First Call 1997 and 1998 earnings per share estimates as of March 4, 1997 and the closing price for Great Western Common Stock of $34.25 as of close of business on February 14, 1997, the last trading day prior to the announcement of the Ahmanson Proposal.

     Because of the inherent differences in the businesses, operations, financial conditions and prospects of Washington Mutual, Great Western and the companies included in the Comparable Thrift Group, Lehman Brothers believed that a purely quantitative comparable company analysis would not be particularly meaningful in the context of the Washington Mutual/Great Western Merger. Lehman Brothers believed that the appropriate use of a comparable company analysis in this instance would involve qualitative judgments concerning the differences between Great Western and the companies included in the Comparable Thrift Group which would affect the trading values of the comparable companies and Great Western.

     Discounted Cash Flow Analysis. Lehman Brothers discounted three years of estimated cash flows of Great Western and an estimated terminal value of Great Western Common Stock, assuming a dividend rate sufficient to maintain a tangible common equity to tangible assets ratio of 5.00% and using a range of discount rates from 12% to 16%. Lehman Brothers derived an estimate of a range of terminal values by applying multiples ranging from 11 times to 13 times estimated year-end 1999 net income. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Great Western Common Stock. In connection with this analysis, Washington Mutual management provided Lehman Brothers with net income projections. This analysis, and its underlying assumptions, yielded a range of values for Great Western Common Stock from approximately $50.00 to $60.00 per share, as compared to a per share transaction value of $47.87, based on the closing price of Washington Mutual Common Stock on March 4, 1997.

     Pro Forma Merger Analysis. Lehman Brothers analyzed the impact of the Washington Mutual/Great Western Merger on Washington Mutual's estimated earnings per share based on the most recent estimates for the 1997 and 1998 earnings of Washington Mutual and Great Western published by First Call and assumed growth rates of 12.0% and 10.5% from 1998 to 1999 for Washington Mutual and Great Western, respectively. In connection with this analysis, management of each of Washington Mutual and Great Western provided Lehman Brothers with projections for cost savings and fee income and net interest income revenue enhancements from the Washington Mutual/Great Western Merger, which projections were incorporated in Lehman Brothers' analyses. Based on such First Call estimates, assumed growth rates and management projections of cost savings and revenue enhancements, Lehman Brothers concluded that the Washington Mutual/Great Western Merger would result in dilution of 9% to Washington Mutual's earnings per share in 1997 and accretion of 5% and 11% to Washington Mutual's earnings per share for 1998 and 1999, respectively.

     Contribution Analysis. Lehman Brothers analyzed the respective contributions of Great Western and Washington Mutual to the Combined Company's pro forma balance sheet as of December 31, 1996 and pro forma historic net income for 1996, without giving effect to any cost savings or revenue enhancements resulting from the Washington Mutual/Great Western Merger. This analysis showed that Great Western would have contributed 49% of total assets, 50% of total loans (gross), 52% of total equity, 52% of common equity and 50% of tangible common equity on a pro forma basis as of December 31, 1996 and that Great Western's contribution to the Combined Company's pre-tax net income, adjusted for non-recurring items, and net income, adjusted for non-recurring items, would have been 46% and 44%, respectively. This analysis also showed that, based on First Call earnings estimates for 1997 and 1998, without giving effect to any cost savings or revenue enhancements resulting from the Merger, Great Western's contribution to the Combined Company's net income, would be 46% and 44% for 1997 and 1998, respectively. Based upon the Exchange Ratio, Great Western shareholders would own an estimated 52% of the Combined Company upon completion of the Washington Mutual/Great Western Merger.

     Lehman Brothers is an internationally recognized investment banking firm. Lehman Brothers, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Washington Mutual Board retained Lehman Brothers based upon Lehman Brothers' experience and expertise and its familiarity with Washington Mutual. Lehman Brothers is acting as financial advisor to Washington Mutual in connection with the Washington Mutual/Great Western Merger. Pursuant to a letter agreement dated March 5, 1997, between Washington Mutual and Lehman Brothers, Washington Mutual has agreed to pay Lehman Brothers a fee of $20 million for its services in connection with the Washington Mutual/Great Western Merger, so long as the Washington Mutual/Great Western Merger occurs before March 1, 1999. The letter agreement with Lehman Brothers also provides that Washington Mutual will reimburse Lehman Brothers for its out-of-pocket expenses and indemnify Lehman Brothers and certain related persons and entities against certain liabilities, including liabilities under securities laws, incurred in connection with its services thereunder. In the past, Lehman Brothers and its affiliates have provided financial advisory and other services to both Washington Mutual (including underwriting of public offerings of Washington Mutual's securities and acting as financial advisor to Keystone Holdings in its sale to Washington Mutual) and Great Western (including underwriting of public offerings of Great Western and its subsidiaries' securities and advising GW Bank in its sale of Great Western Financial Services to Aristar) and have received customary fees for the rendering of these services. In the ordinary course of their business, Lehman Brothers and its affiliates actively trade the debt and equity securities of Washington Mutual and Great Western for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. In connection with Lehman Brothers' engagement as financial advisor to Washington

Mutual, Washington Mutual anticipates that certain employees of Lehman Brothers may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are Washington Mutual shareholders or Great Western Stockholders for the purpose of assisting in the solicitation of proxies in favor of the Share Issuance/Merger Proposal and the Articles Amendment Proposal (in the case of the Washington Mutual shareholders) and the Washington Mutual/Great Western Merger Proposal (in the case of the Great Western Stockholders). Lehman Brothers will not receive any fee for or in connection with such solicitation activities by its employees apart from the fee it is otherwise entitled to receive as described above.

     Opinions of Great Western Financial Advisors. The Great Western Board retained Goldman Sachs and Merrill Lynch (the "Great Western Financial Advisors") in connection with its consideration of the potential alternatives available to Great Western. The Great Western Financial Advisors were retained based upon their qualifications, expertise and reputation, as well as upon their prior investment banking relationships with Great Western.

     Opinion of Goldman, Sachs & Co. At the March 5, 1997 meeting of the Great Western Board, Goldman Sachs rendered its written opinion that, as of such date, and based upon and subject to various qualifications and assumptions described therein, the Exchange Ratio is fair to holders of Great Western Common Stock. At the March 25, 1997 meeting of the Great Western Board, Goldman Sachs rendered its opinion that, as of such date, and based upon and subject to various qualifications and assumptions described therein, the Exchange Ratio is fair to holders of Great Western Common Stock.

     THE FULL TEXT OF THE GOLDMAN SACHS OPINIONS, DATED MARCH 5, 1997 AND DATED MARCH 25, 1997, WHICH SET FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE SCOPE OF REVIEW UNDERTAKEN, ARE ATTACHED AS APPENDIX C AND APPENDIX D, RESPECTIVELY, TO THIS JOINT PROXY STATEMENT/PROSPECTUS. STOCKHOLDERS OF GREAT WESTERN ARE URGED TO READ THESE OPINIONS IN THEIR ENTIRETY. NO LIMITATIONS WERE IMPOSED BY THE GREAT WESTERN BOARD UPON GOLDMAN SACHS WITH RESPECT TO THE INVESTIGATIONS MADE OR PROCEDURES FOLLOWED BY IT IN RENDERING ITS OPINIONS. THE GOLDMAN SACHS OPINIONS, WHICH ARE ADDRESSED TO THE GREAT WESTERN BOARD, ARE DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO AND DO NOT CONSTITUTE RECOMMENDATIONS TO ANY GREAT WESTERN STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE GREAT WESTERN MEETING. THE SUMMARY OF THE GOLDMAN SACHS OPINION, DATED MARCH 25, 1997, SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In connection with its opinion dated March 25, 1997, Goldman Sachs reviewed, among other things, the Merger Agreement; the Registration Statement on Form S-4 of Washington Mutual dated March 13, 1997, including the Joint Proxy Statement/Prospectus; Annual Reports to stockholders and Annual Reports on Form 10-K of Great Western for the five years ended December 31, 1996; Annual Reports to stockholders and Annual Reports on Form 10-K of Washington Mutual for the three years ended December 31, 1996; Annual Reports to stockholders and Annual Reports to the Federal Deposit Insurance Corporation on Form F-2 of Washington Mutual Savings Bank, predecessor to Washington Mutual, for the two years ended December 31, 1993; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Great Western and Washington Mutual; certain other communications from Great Western and Washington Mutual to their respective stockholders; certain internal financial analyses and forecasts for Great Western and Washington Mutual prepared by their respective managements, including analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies; the S-4 Registration Statement dated February 18, 1997 as amended March 18, 1997 of Ahmanson; and certain press releases and filings with the Commission by Great Western, Washington Mutual and Ahmanson in connection with the Washington Mutual/Great Western Merger, the Ahmanson Proposal and related matters. Goldman Sachs also held discussions with members of the senior managements of Great Western and Washington Mutual regarding the past and current business operations, financial condition and future prospects of their respective companies and each senior managements' assessment of the future prospects of the Combined Company. In addition, Goldman Sachs reviewed the reported price and trading activity for Great Western Common Stock and Washington Mutual Common Stock, compared certain financial and stock market information for Great Western and Washington Mutual with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the savings and loan industry specifically and in other industries generally and performed such other studies and analyses as Goldman Sachs considered appropriate.

     Goldman Sachs relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by it for purposes of its opinion. In that regard, Goldman Sachs assumed, with Great Western's consent, that the financial forecasts, including, without limitation, analysis of certain cost savings, operating efficiencies, revenue effects and financial synergies and projections regarding under-performing and non-performing assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of Great Western and Washington Mutual and that such forecasts will be realized in the amounts and at the times contemplated thereby. Goldman Sachs is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and assumed, with Great Western's consent, that such allowances for each of Great Western and Washington Mutual are in the aggregate adequate to cover all such losses. In addition, Goldman Sachs did not review individual credit files nor did it make an independent evaluation or appraisal of the assets and liabilities of Great Western or Washington Mutual or any of their subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed, with Great Western's consent, that the Washington Mutual/Great Western Merger will be accounted for as a pooling of interests under generally accepted accounting principles. Goldman Sachs' opinion was based on economic, market and other conditions as in effect on, and the information available to it as of, the date of its opinion. Goldman Sachs did not express any opinion as to the price or range of prices at which Washington Mutual Common Stock might trade subsequent to the Washington Mutual/Great Western Merger.

     Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with Great Western having provided certain investment banking services to Great Western from time to time, including having acted as managing underwriter of its $300 million issue of capital securities in January 1997, and having acted as its financial advisor in connection with, and participated in certain of the negotiations leading to, the Merger Agreement. Goldman Sachs also has provided certain investment banking services to Washington Mutual from time to time and may provide investment banking services to Washington Mutual in the future. In addition, Goldman Sachs is a full service securities firm and in the course of its trading activities it may from time to time effect transactions, for its own account or the account of customers, and hold positions in securities or options on securities of Great Western and Washington Mutual.

     Opinion of Merrill Lynch. On March 5, 1997, Merrill Lynch rendered its written opinion that, as of such date, and based upon and subject to various qualifications and assumptions described therein, the Exchange Ratio is fair to the stockholders of Great Western from a financial point of view. On March 25, 1997, Merrill Lynch rendered its opinion that, as of such date, and based upon and subject to various qualifications and assumptions described therein, the Exchange Ratio is fair to the stockholders of Great Western from a financial point of view.

     A COPY OF THE MERRILL LYNCH OPINIONS, DATED MARCH 5, 1997 AND MARCH 25, 1997, WHICH SET FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF REVIEW UNDERTAKEN BY MERRILL LYNCH, ARE ATTACHED AS APPENDIX E AND APPENDIX F, RESPECTIVELY, TO THIS JOINT PROXY STATEMENT/PROSPECTUS. MERRILL LYNCH ADDRESSED ITS OPINIONS TO THE GREAT WESTERN BOARD AND SUCH OPINIONS ARE DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW AND DO NOT CONSTITUTE A RECOMMENDATION TO ANY GREAT WESTERN STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE GREAT WESTERN MEETING. THE SUMMARY OF THE MERRILL LYNCH OPINION DATED MARCH 25, 1997 SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In arriving at its opinion dated March 25, 1997, Merrill Lynch, among other things: (i) reviewed Great Western's Annual Reports on Form 10-K and related audited financial information for the five fiscal years ended December 31, 1996;
(ii) reviewed Washington Mutual's Annual Reports on Form 10-K, and related audited financial information for the three fiscal years ended December 31, 1996 and Annual Reports to the

Federal Deposit Insurance Company on Form F-2 of Washington Mutual Savings Bank, predecessor to Washington Mutual for the two years ended December 31, 1993;
(iii) reviewed the Washington Mutual Registration Statement on Form S-4 dated March 13, 1997; (iv) reviewed certain financial information, including financial forecasts, relating to the respective businesses, earnings, assets, liabilities and prospects of Great Western and Washington Mutual furnished to Merrill Lynch by senior management of Great Western and Washington Mutual; (v) conducted certain discussions with members of senior management of Great Western and Washington Mutual concerning the respective financial condition, businesses, earnings, assets, liabilities, operations, regulatory condition, financial forecasts, contingencies and prospects, of Great Western and Washington Mutual and their respective view as to the future financial performance of Great Western, Washington Mutual and the combined entity, as the case may be, following the Washington Mutual/Great Western Merger; (vi) reviewed the historical market prices and trading activity for the Great Western Common Stock and the Washington Mutual Common Stock and compared them with that of certain publicly traded companies which Merrill Lynch deemed to be relevant; (vii) compared the respective results of operations of Great Western and Washington Mutual with those of certain publicly traded companies which Merrill Lynch deemed to be relevant; (viii) compared the proposed financial terms of the Washington Mutual/Great Western Merger contemplated by the Merger Agreement with the financial terms of certain other mergers and acquisitions which Merrill Lynch deemed to be relevant; (ix) reviewed the amount and timing of the projected cost savings, related expenses and revenue enhancements expected to result from the Washington Mutual/Great Western Merger (the "Expected Synergies"), as presented by the senior management of Washington Mutual; (x) considered, based upon information provided by the senior management of Great Western and Washington Mutual, the pro forma impact of the transaction on the earnings and book value per share, consolidated capitalization and certain balance sheet and profitability ratios of Washington Mutual; (xi) reviewed the Merger Agreement and related agreements; (xii) reviewed the Ahmanson Proposal as set forth in Ahmanson's Registration Statement on Form S-4 dated February 18, 1997 and Amendment No. 1 thereto dated March 18, 1997; (xiii) reviewed certain press releases and filings with the Commission by Great Western, Washington Mutual and Ahmanson in connection with the Washington Mutual/Great Western Merger and the Ahmanson Proposal and related matters; and (xiv) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Merrill Lynch deemed appropriate.

     In preparing its opinion, with Great Western's consent, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch by Great Western and Washington Mutual, including that contemplated in the numbered items above, and did not assume responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Great Western or Washington Mutual or any of their subsidiaries, nor was Merrill Lynch furnished any such evaluation or appraisal. Merrill Lynch is not an expert in the evaluation of allowances for loan losses and, with Great Western's consent, Merrill Lynch did not make an independent evaluation of the adequacy of the allowance for loan losses of Great Western or Washington Mutual, nor did Merrill Lynch review any individual credit files relating to Washington Mutual or Great Western and, with Great Western's consent, Merrill Lynch assumed that the aggregate allowance for loan losses for each of Washington Mutual and Great Western is adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Merrill Lynch did not conduct any physical inspection of the properties or facilities of Great Western or Washington Mutual. With Great Western's consent, Merrill Lynch assumed and relied upon the senior management of Great Western and Washington Mutual as to the reasonableness and achievability of the financial forecasts (and the assumptions and bases therefor) provided to, and discussed with, Merrill Lynch. In that regard, Merrill Lynch assumed and relied with Great Western's consent that such forecasts, including, without limitation, financial forecasts, evaluations of contingencies, Expected Synergies and projections regarding underperforming and non-performing assets, net chargeoffs, adequacy of reserves, and future economic conditions reflect the best currently available estimates, allocations and judgments of the senior management of Great Western and Washington Mutual as to the future financial performance of Great Western, Washington Mutual or the combined entity, as the case may be. Merrill Lynch's opinion is predicated on the Washington Mutual/Great Western Merger receiving the tax and accounting treatment contemplated in the Merger Agreement. Merrill

Lynch's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Merrill Lynch as of March 25, 1997. Merrill Lynch's opinion has been rendered without regard to the necessity for, or level of, any restrictions, obligations, undertakings or divestitures which may be imposed or required in the course of obtaining regulatory approval for the Washington Mutual/Great Western Merger. Merrill Lynch did not express any opinion as to the price or range of prices at which Washington Mutual Common Stock might trade subsequent to the Washington Mutual/Great Western Merger.

     Merrill Lynch was retained by the Great Western Board as an independent contractor to act as financial advisor to Great Western with respect to the Washington Mutual/Great Western Merger and will receive a fee for its services. Merrill Lynch, in the past, has provided financial advisory and financing services to Great Western and Washington Mutual and received customary fees for the rendering of such services, including acting as lead underwriter for a 14.6 million share secondary public offering of Washington Mutual Common Stock in January 1997. In addition, in the ordinary course of Merrill Lynch's securities business, Merrill Lynch may actively trade debt and/or equity securities of Great Western and Washington Mutual and their respective affiliates for Merrill Lynch's own account and the accounts of Merrill Lynch customers, and Merrill Lynch therefore may from time to time hold a long or short position in such securities. In addition, certain affiliates of Merrill Lynch act as investment advisors to publicly held mutual funds which owned, as of March 21, 1997, approximately 4.93 million shares of Great Western Common Stock and approximately 0.08 million shares of Washington Mutual Common Stock.

     The March 4 Presentations by Great Western Financial Advisors. The following summarizes financial and comparative analyses presented by the Great Western Financial Advisors to the Great Western Board at its meeting on March 4, 1997, which analyses were also among those considered by the Great Western Financial Advisors in rendering their opinions on March 5, 1997.

     Summary Comparison of Potential Merger Alternatives. The Great Western Financial Advisors presented a comparison of the Original Ahmanson Proposal with the proposal by Washington Mutual to merge with Great Western in a transaction under which Great Western Common Stock would be exchanged for 0.9 share of Washington Mutual Common Stock pursuant to the Exchange Ratio (the "Washington Mutual Proposal"). The implied values of the Original Ahmanson Proposal and the Washington Mutual Proposal were $43.44 and $47.87, respectively. The implied values were determined by multiplying the applicable exchange ratio by the closing prices of Ahmanson Common Stock and Washington Mutual Common Stock, respectively, on March 4, 1997. The implied values therefore necessarily were dependent upon the respective closing prices of Ahmanson Common Stock and Washington Mutual Common Stock at a specific time.

     In addition to reviewing the implied values resulting from the Original Ahmanson Proposal and the Washington Mutual Proposal, the analyses presented implied values expressed as various multiples of certain historical and projected earnings per share ("EPS") of Great Western, as well as multiples of various measures of Great Western's book value. The Great Western Financial Advisors also compared certain of those multiples with the multiples of certain comparable thrift and bank acquisitions. The comparable thrift acquisitions ("Comparable Thrift Acquisitions") consisted of ten selected thrift acquisitions since January 1, 1995 with a value of greater than $500 million. They were:
Mercantile Bancorp/Roosevelt Financial; ABN-AMRO Holding/Standard Federal Bank; HSBC Holding plc/First FSLA-Rochester; MacAndrews & Forbes/California Federal Bancorp; Washington Mutual/Keystone Holdings; Union Planters Corp./Leader Financial Group; Republic of New York/Brooklyn Bancorp; NationsBank Corp./CSF Holdings; Charter One Financial/FirstFed Michigan; and First Union Corp./Coral Gables Fedcorp. The comparable bank acquisitions ("Comparable Bank Acquisitions") consisted of nine selected bank acquisitions since January 1, 1995 with a value of greater than $3 billion. These acquisitions were:
NationsBank Corp./Boatmen's Bancshares; Wells Fargo/First Interstate; Fleet Financial Group/National Westminster; CoreStates Financial/Meridian Bancorp; Chemical Bank/Chase Manhattan Corp.; First Chicago Corp./NBD Bancorp, Inc.; PNC Bank Corp./Midlantic Corp.; First Union Corp./First Fidelity Bancorp; and Fleet Financial Group/Shawmut National.

     The Original Ahmanson Proposal and the Washington Mutual Proposal reflected multiples of (i) 20.79 times and 22.90 times, respectively, the year ended December 31, 1996 Great Western EPS (excluding a one time SAIF assessment in the third quarter and certain other non-recurring charges in the fourth quarter), compared to a median of 12.94 times and 12.44 times, respectively, for the Comparable Thrift Acquisitions and Comparable Bank Acquisitions; (ii) 15.97 times and 17.60 times, respectively, 1997 Great Western EPS based on First Call estimates (the "First Call Estimates") and 16.09 times and 17.73 times, respectively, Great Western 1997 EPS based on forecasts prepared by Great Western management (the "Great Western Management Forecast") (excluding an anticipated gain of $32 million or $0.14 per share for the potential sale of Great Western's investment management business); (iii) 14.06 times and 15.49 times, respectively, Great Western 1998 EPS based on the First Call Estimates and 12.82 times and 14.12 times, respectively, Great Western 1998 EPS based on the Great Western Management Forecast; (iv) 2.54 times and 2.80 times, respectively, fully-diluted book value per share of Great Western at December 31, 1996, compared to a median of 1.66 times and 1.90 times, respectively, for the Comparable Thrift Acquisitions and Comparable Bank Acquisitions; (v) 2.87 times and 3.18 times, respectively, fully-diluted tangible book value per share of Great Western at December 31, 1996, compared to a median of 1.67 times and
2.30 times, respectively, for the Comparable Thrift Acquisitions and Comparable Bank Acquisitions. The Original Ahmanson Proposal and the Washington Mutual Proposal represented an implied deposit premium (aggregate implied values less tangible book value divided by total deposits) of 14.05% and 16.32%, respectively, compared to a median of 6.56% and 12.34%, respectively, for the Comparable Thrift Acquisitions and Comparable Bank Acquisitions. In addition, the implied values reflected premiums over the closing price of Great Western Common Stock on February 14, 1997 (the last trading day prior to the announcement of the Original Ahmanson Proposal) of 26.84% for the Original Ahmanson Proposal and 39.76% for the Washington Mutual Proposal, compared to a median of 27% and 24%, respectively, for the Comparable Thrift Acquisitions and Comparable Bank Acquisitions. First Call is a service which provides a compilation of securities analysts' earnings forecasts.

     The Great Western Financial Advisors also graphed in chart form the implied values of the Original Ahmanson Proposal and the Washington Mutual Proposal based on daily closing prices for the period from (a) February 14, 1997 through March 3, 1997 and (b) February 14, 1996 through March 3, 1997. In addition, the Great Western Financial Advisors compared in tabular form the implied values of the Original Ahmanson Proposal and the Washington Mutual Proposal for six selected periods based on the average of the daily closing prices during these periods. The implied values for the Original Ahmanson Proposal and the Washington Mutual Proposal were, respectively: (i) $44.11 and $49.86 for the period from February 14, 1997 to March 3, 1997; (ii) $42.41 and $49.30 for the preceding one month period; (iii) $37.75 and $43.42 for the preceding three month period; (iv) $34.18 and $39.45 for the preceding six month period; (v) $30.20 and $33.51 for the preceding one year period; and (vi) $24.71 and $24.55 for the preceding three year period.

     Pro Forma Financial Analysis. The Great Western Financial Advisors analyzed the projected pro forma combined financial impact of the Original Ahmanson Proposal and the Washington Mutual Proposal from the perspectives of Ahmanson in the case of the Original Ahmanson Proposal, Washington Mutual in the case of the Washington Mutual Proposal and Great Western for both the Original Ahmanson Proposal and the Washington Mutual Proposal on a per share equivalent basis compared to projected Great Western stand-alone data. The analysis considered the pro forma effects of the transaction on a variety of financial measures, including, among others, EPS calculated in accordance with generally accepted accounting principles ("GAAP"), return on average common equity ("GAAP ROACE"), cash earnings per share (defined as GAAP EPS before goodwill amortization ("Cash EPS")), cash return on average common equity (defined as GAAP net income before goodwill amortization divided by average tangible common equity ("Cash ROACE")), goodwill as a percentage of total equity, goodwill amortization as a percentage of net income, pro forma dividends per share (based upon Ahmanson's and Washington Mutual's indicated dividends) and tangible book value per share. This analysis was based on the assumptions that (i) the pro forma combined company would realize the synergies as projected and within the time period specified by Ahmanson ($400 million by 1999, including cost savings and non-interest revenue synergies) and by Washington Mutual ($569 million by 1999, including cost savings and non-interest revenue synergies), respectively, and (ii) Ahmanson's publicly disclosed plan to repurchase an aggregate of approximately $2 billion of its common stock by 1999. Pro forma data for Ahmanson was based on publicly available information and the First Call

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

Estimates. Pro forma data for Washington Mutual was based on publicly available information and Washington Mutual management estimates supplied to Great Western. Pro forma data for Great Western was based on publicly available information, the Great Western Management Forecast and the First Call Estimates (the "Great Western First Call Estimates"). The pro forma financial analysis was based upon the exchange ratios pursuant to the Original Ahmanson Proposal and the Washington Mutual Proposal; such exchange ratios underlie much of the pro forma financial analyses as well as the pro forma ownership levels of the potential combined institutions.

     Pro Forma Per Share Analysis from Ahmanson's Perspective. Among other things, the analysis compared the pro forma accretion/dilution in Ahmanson EPS under the Original Ahmanson Proposal for 1997, 1998 and 1999 as follows: for Ahmanson GAAP EPS's: (i) in 1997, dilutive by 3.9% based on the Great Western Management Forecast and by 3.6% based on the Great Western First Call Estimates;
(ii) in 1998, accretive by 3.0% based on the Great Western Management Forecast and dilutive by 1.8% based on the Great Western First Call Estimates; and (iii) in 1999, accretive by 11.8% based on the Great Western Management Forecast and by 6.8% based on the Great Western First Call Estimates. The analysis indicated that 1999 GAAP ROACE would be 12.5% based on the Great Western Management Forecast. For Ahmanson Cash EPS, the analysis indicated that the Original Ahmanson Proposal would be accretive by: (i) in 1997, 6.2% based on the Great Western Management Forecast and 6.4% based on the Great Western First Call Estimates; (ii) in 1998, 20.1% based on the Great Western Management Forecast and 15.4% based on the Great Western First Call Estimates; and (iii) in 1999, 27.8% based on the Great Western Management Forecast and 23.1% based on the Great Western First Call Estimates. The analysis indicated that 1999 Cash ROACE would be 32.0% based on the Great Western Management Forecast. The December 31, 1997 goodwill to total equity ratio was estimated to be 55.2% and the 1998 goodwill amortization to net income ratio was estimated to be 22.8%. Tangible book value per share of Ahmanson common stock was estimated to decrease by 17.6%.

     Pro Forma Per Share Analysis from Washington Mutual's Perspective. Among other things, the analysis compared the pro forma accretion/dilution in Washington Mutual EPS (in relation to Washington Mutual's First Call Estimates) under the Washington Mutual Proposal for 1997, 1998 and 1999 as follows: For Washington Mutual GAAP EPS: (i) in 1997, dilutive by 12.1% based on the Great Western Management Forecast and by 11.7% based on the Great Western First Call Estimates; (ii) in 1998, accretive by 13.0% based on the Great Western Management Forecast and by 9.5% based on the Great Western First Call Estimates; and (iii) in 1999, accretive by 22.3% based on the Great Western Management Forecast and by 18.9% based on the Great Western First Call Estimates. The analysis indicated that 1999 GAAP ROACE would be 24.6% based on the Great Western Management Forecast. For Washington Mutual Cash EPS, the analysis indicated that the Washington Mutual/Great Western Merger would be (i) in 1997, dilutive by 9.2% based on the Great Western Management Forecast and by 8.8% based on the Great Western First Call Estimates; (ii) in 1998, accretive by 15.1% based on the Great Western Management Forecast and by 11.3% based on the Great Western First Call Estimates; and (iii) in 1999, accretive by 23.9% based on the Great Western Management Forecast and by 21.5% based on the Great Western First Call Estimates. The analysis indicated that 1999 Cash ROACE would be 26.4% based on the Great Western Management Forecast. The December 31, 1997 goodwill to total equity ratio was estimated to be 6.7% and the 1998 goodwill amortization to net income ratio was estimated to be 3.5%. Tangible book value per share of Washington Mutual Common Stock was estimated to decline by 11.3%.

     Pro Forma Per Share Analysis from Great Western's Perspective. Among other things, the analysis compared the accretion in EPS under the Original Ahmanson Proposal and the Washington Mutual Proposal for 1997, 1998 and 1999. The analysis indicated that the proposed combination would be accretive on a per share equivalent basis compared to stand-alone Great Western GAAP EPS by: (i) in 1997, 10.6% based on the Great Western Management Forecast and 9.7% based on the Great Western First Call Estimates under the Original Ahmanson Proposal, compared to 13.1% based on the Great Western Management Forecast and 12.4% based on the Great Western First Call Estimates under the Washington Mutual Proposal;
(ii) in 1998, 9.8% based on the Great Western Management Forecast and 14.7% based on the Great Western First Call Estimates under the Original Ahmanson Proposal, compared to 38.1% based on the Great Western

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

Management Forecast and 46.6% based on the Great Western First Call Estimates under the Washington Mutual Proposal; and (iii) in 1999, 22.2% based on the Great Western Management Forecast and 28.1% based on the Great Western First Call Estimates under the Original Ahmanson Proposal, compared to 55.3% based on the Great Western Management Forecast and 65.7% based on the Great Western First Call Estimates under the Washington Mutual Proposal. The same analysis was performed for Great Western Cash EPS. The analysis indicated that the proposed combinations would be accretive on a per share equivalent basis compared to stand-alone Great Western Cash EPS by: (i) in 1997, 17.3% based on the Great Western Management Forecast and 16.5% based on the Great Western First Call Estimates under the Original Ahmanson Proposal, compared to 8.5% based on the Great Western Management Forecast and 8.0% based on the Great Western First Call Estimates under the Washington Mutual Proposal; (ii) in 1998, 24.7% based on the Great Western Management Forecast and 30.6% based on the Great Western First Call Estimates under the Original Ahmanson Proposal, compared to 32.7% based on the Great Western Management Forecast and 39.5% based on the Great Western First Call Estimates under the Washington Mutual Proposal; and (iii) in 1999, 36.5% based on the Great Western Management Forecast and 43.2% based on the Great Western First Call Estimates under the Original Ahmanson Proposal, compared to 48.9% based on the Great Western Management Forecast and 59.2% based on the Great Western First Call Estimates under the Washington Mutual Proposal. Implied annual dividend per share of Great Western Common Stock was estimated to be $0.92 under the Original Ahmanson Proposal, representing a 7.6% decline under the Original Ahmanson Proposal, compared to $0.90 under the Washington Mutual Proposal, representing a 10.0% decline. The ratio of tangible common equity to tangible assets was estimated to be 3.75% under the Original Ahmanson Proposal, representing a decline of 1.30%, compared to 4.72% under the Washington Mutual Proposal, representing a decline of 0.32%. Tangible book value per share was estimated to decline by 9.6% under the Original Ahmanson Proposal, compared to an estimated decline of 0.8% under the Washington Mutual Proposal. Under the Original Ahmanson Proposal, existing stockholders of Great Western would own 57% of the combined company, compared to 52% under the Washington Mutual Proposal.

     Sensitivity to Capital Ratios. The Great Western Financial Advisors analyzed the Original Ahmanson Proposal under two capitalization scenarios. The Great Western data for both scenarios were based on the Great Western Management Forecast. In the first scenario, the ratio of tangible common equity to tangible assets was 3.85% for Ahmanson (the "Base Case"). The second scenario assumed that Ahmanson's repurchases of Ahmanson Common Stock were reduced to achieve and maintain a 5% tangible common equity to tangible assets ratio for Ahmanson (the "5% Case"). From Ahmanson's perspective, the proposed combination produced pro forma: (i) 1999 GAAP EPS accretion of 11.8% in the Base Case and 6.7% in the 5% Case; (ii) 1999 GAAP ROACE of 12.52% in the Base Case and 11.41% in the 5% Case;
(iii) 1999 Cash EPS accretion of 27.8% in the Base Case and 21.1% in the 5% Case; and (iv) 1999 Cash ROACE of 31.98% in the Base Case and 25.31% in the 5% Case. From Great Western's equivalent per share perspective: (i) 1999 GAAP EPS under the Original Ahmanson Proposal would accrete by 22.2% in the Base Case and 16.6% in the 5% Case; and (ii) 1999 Cash EPS would accrete by 36.5% in the Base Case and 29.3% in the 5% Case.

     Sensitivity to Synergies. The Great Western Financial Advisors analyzed the effects of achieving different levels of synergies on the impact of the Original Ahmanson Proposal and the Washington Mutual Proposal. In this analysis, the Great Western Financial Advisors reviewed projected pro forma combined data for 1999 assuming that Ahmanson and Washington Mutual would achieve 50%, 75% and 100%, respectively, of the amount of synergies projected by Ahmanson and Washington Mutual, respectively. The Great Western data for the analysis was based on the Great Western Management Forecast. From Ahmanson's perspective: (i) 1999 GAAP EPS would be diluted by 1.5% if 50% of the projected synergies were realized and would accrete by 5.2% if 75% of the projected synergies were realized and by 11.8% if 100% of the projected synergies were realized; (ii) 1999 GAAP ROACE would be 11.10% if 50% of the projected synergies were realized, 11.81% if 75% of the projected synergies were realized and 12.52% if 100% of the projected synergies were realized; (iii) 1999 Cash EPS would accrete by 14.73% if 50% of the projected synergies were realized, 21.31% if 75% of the projected synergies were realized and 27.8% if 100% of projected synergies were realized; and (iv) 1999 Cash ROACE would be 28.47% if 50% of the projected synergies were realized, 30.23% if 75% of the projected synergies were realized and 31.98% if 100% of the projected synergies were realized. From Washington Mutual's perspective: (i) 1999 GAAP EPS would accrete by 8.7% if 50% of the projected

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

synergies were realized, 15.5% if 75% of the projected synergies were realized and 22.3% if 100% of the projected synergies were realized; and (ii) 1999 GAAP ROACE would be 22.40% if 50% of the projected synergies were realized; 23.53% if 75% of the projected synergies were realized and 24.64% if 100% of the projected synergies were realized.

     From Great Western's per share perspective: (i) 1999 GAAP EPS would accrete by 7.7% if 50% of the projected synergies were realized, 15.0% if 75% of the projected synergies were realized and 22.2% if 100% of the projected synergies were realized under the Original Ahmanson Proposal, compared to 38.0% if 50% of the projected synergies were realized, 46.7% if 75% of the projected synergies were realized and 55.3% if 100% projected synergies were realized under the Washington Mutual Proposal; and (ii) 1999 Cash EPS would accrete by 22.5% if 50% of the projected synergies were realized, 29.5% if 75% of the projected synergies were realized, and 36.5% if 100% of the projected synergies were realized under the Original Ahmanson Proposal.

     Selected Company Analysis. Based on publicly available information and the First Call Estimates, the Great Western Financial Advisors reviewed and compared actual and estimated selected financial, operating, and stock market information and financial ratios of Great Western, Ahmanson and Washington Mutual and a group of seven thrift organizations consisting of Golden West, Greenpoint Financial, Charter One, Dime Bancorp, TCF Financial, Glendale Federal and Bank United (collectively the "Thrift Composite Companies"). With certain exceptions, the financial data was at or for the year ended December 31, 1996; where applicable, market data was at March 3, 1997 (except for the stock prices of Great Western Common Stock and Ahmanson common stock, which were as of February 14, 1997) and estimates were based on First Call Estimates. For Ahmanson and certain of the Thrift Composite Companies, the market data was adjusted to eliminate the estimated market value of goodwill litigation claims based upon trading data for California Federal Bank Contingent Litigation Recovery Participation Interests.


     The Great Western Financial Advisors noted that, among other things, Great Western, Ahmanson and Washington Mutual had: (i) 1997 ratios of price to GAAP EPS ("GAAP P/E") of 12.6 times, 12.3 times and 13.5 times, respectively, compared to a median of 11.5 times for the Thrift Composite Companies; (ii) 1998 GAAP P/E of 11.1 times, 10.5 times and 11.3 times, respectively, compared to a median of 10.3 times for the Thrift Composite Companies; (iii) 1997 ratios of price to cash EPS ("Cash P/E") of 11.4 times, 11.5 times, and 12.8 times, respectively, compared to a median of 11.4 times for the Thrift Composite Companies; and (iv) 1998 Cash P/E of 10.2 times, 10.0 times and 10.8 times, respectively, compared to a median of 10.3 times for the Thrift Composite Companies. The price to book value per share ratio was 1.9 times for both Great Western and Ahmanson and 2.9 times for Washington Mutual, compared to a median of 1.7 times for the Thrift Composite Companies. The price to tangible book value per share ratio was 2.2 times for both Great Western and Ahmanson and 3.0 times for Washington Mutual, compared to a median of 1.7 times for the Thrift Composite Companies.



     The Great Western Financial Advisors analyzed and compared the capital structure of Great Western, Ahmanson, Washington Mutual and the Thrift Composite Companies. Among other things, Great Western, Ahmanson and Washington Mutual had: (i) ratios of total capital (including capital securities, preferred and common stock) to total assets of 6.99%, 5.18% and 5.38%, respectively, compared to a median of 6.37% for the Thrift Composite Companies; (ii) ratios of tangible common equity to tangible assets of 5.03%, 3.31% and 4.83%, respectively, compared to a median of 6.22% for the Thrift Composite Companies; and (iii) estimated share repurchase percentages (estimated shares repurchased during the past two calendar years divided by shares outstanding at December 1994 (adjusted to reflect any major stock acquisitions)) of 5.1%, 14.5% and 0.0%, respectively, for Great Western, Ahmanson and Washington Mutual, compared to a median of 2.8% for the Thrift Composite Companies.


     The Great Western Financial Advisors reviewed measures of asset quality for Great Western, Ahmanson, Washington Mutual and the Thrift Composite Companies. Great Western, Ahmanson and Washington Mutual had: (i) ratios of non-performing assets to net loans plus other-real-estate-owned of 1.77%, 3.33%, and 1.46%, respectively, compared to a median of 1.79% for the Thrift Composite Companies;
(ii) ratios of loan loss reserves to nonperforming loans of 74%, 50% and 107%, respectively, compared to a median of 48% for the

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

Thrift Composite Companies; and (iii) ratios of loan loss provisions to average loans of 0.68%, 0.46%, and 0.75%, respectively, compared to 0.29% for the Thrift Composite Companies.


     The Great Western Financial Advisors examined certain profitability ratios of Great Western, Ahmanson, Washington Mutual and the Thrift Composite Companies. Great Western, Ahmanson and Washington Mutual had: (i) a return on average assets (excluding extraordinary items and significant non-recurring items) of 0.65%, 0.58%, and 0.65%, respectively, compared to a median of 1.10%, for the Thrift Composite Companies; (ii) return on average common equity (excluding extraordinary items and significant non-recurring items) of 10.6%, 11.1% and 12.2%, respectively, compared to a median of 17.7% for the Thrift Composite Companies; (iii) ratios of non-interest income to revenues (excluding significant non-recurring items) of 18%, 15% and 16%, respectively, compared to a median of 15% for the Thrift Composite Companies; (iv) efficiency ratios (defined as non-interest expenses divided by net interest income plus non-interest income, but excluding amortization of intangibles and significant non-recurring income and non-significant items) of 59%, 61% and 51%, respectively, compared to a median of 54% for the Thrift Composite Companies; and (v) net interest margins of 3.33%, 2.63% and 2.89%, respectively, compared to a median of 2.53% for the Thrift Composite Companies.


     Discounted Dividend Analysis. Using a discounted dividend analysis, the Great Western Financial Advisors estimated the net present value per share of Washington Mutual Common Stock. Using discount rates ranging from 13% to 15% and terminal value multiples of 11.0 times to 13.0 earnings, the Great Western Financial Advisors calculated that the net present value per share of Washington Mutual Common Stock ranged from $45.28 per share to $55.47 per share. This analysis was based on a number of assumptions, including the First Call Estimates for 1997 and 1998 Washington Mutual EPS, earnings growth of 9% per year from 1998 to 2002, growth of 5% per year from 1997 to 2001, maintaining a constant tangible common equity to tangible assets ratio of 5%, and a terminal value for year 2001 determined by applying a multiple to year 2002 forecasted earnings. The Great Western Financial Advisors also conducted a sensitivity analysis using earnings growth rates of 7% to 11% and capital ratios of 4% to 6% (and assuming a 14.0% discount rate and a 12.0 times terminal multiple). This analysis showed that the net present value per share of Washington Mutual Common Stock ranged from $44.03 per share to $56.45 per share. In addition, the Great Western Financial Advisors estimated the net present value per share of Washington Mutual Common Stock using Washington Mutual's management estimates, but otherwise using the same assumptions as set forth above. Based on these assumptions, the Great Western Financial Advisors calculated that the net present value per share of Washington Mutual Common Stock ranged from $53.10 per share to $65.11 per share. The Great Western Financial Advisors also conducted a sensitivity analysis using earnings growth rates of 7% to 11% and capital ratios of 4% to 6% (and assuming a 14.0% discount rate and a 12.0 times terminal multiple). The analysis showed that the net present value per share of Washington Mutual Common Stock ranged from $53.14 per share to $64.67 per share.

     The Great Western Financial Advisors also calculated the net present value per share of Ahmanson common stock. Using discount rates ranging from 13% to 15% and terminal value multiples of 11.0 times to 13.0 times, the Great Western Financial Advisors calculated that the net present value per share of Ahmanson common stock ranged from $32.29 per share to $40.22 per share. This analysis was based on a number of assumptions, including the First Call Estimates for 1997 and 1998 Ahmanson EPS, earnings growth of 10% per year from 1998 to 2002, asset growth of 0% per year from 1997 to 2001, maintaining a constant tangible common equity to tangible assets ratio of 5%, and a terminal value for year 2001 determined by applying a multiple to year 2002 forecasted earnings. Because the Great Western Financial Advisors could not determine the amount or timing of any recovery from the Ahmanson goodwill litigation or any tax benefits related to the sale or abandonment of certain state branching rights, neither of these potential recoveries was included in the calculation of net present value per share of Ahmanson common stock; however, the Great Western Financial Advisors did note for the Great Western Board that the estimated market value of the Ahmanson goodwill litigation claims, implied by trading data for California Federal Bank Contingent Litigation Recovery Participation Interests, was $4.36 per share of Ahmanson common stock. The Great Western Financial Advisors also conducted a sensitivity analysis using earnings growth rates of 8% to 12% and capital ratios of 4%

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

to 6% (and assuming a 14.0% discount rate and a 12.0 times terminal multiple); the analysis showed that the net present value per share of Ahmanson common stock ranged from $30.57 per share to $41.72 per share.

     Historical Stock Price Performance. The Great Western Financial Advisors charted the weekly closing prices of Ahmanson common stock and Washington Mutual Common Stock for the period from February 27, 1987 to February 28, 1997. The Great Western Financial Advisors also compared the historical total returns of Ahmanson common stock and Washington Mutual Common Stock to the historical total returns for the S&P 500 Index, the S&P Bank Index and the S&P Thrift Index. The analysis indicated a compounded annual total return (defined as stock price appreciation plus reinvestment of dividends) to shareholders of: (i) for the period from January 1, 1997 to March 3, 1997, 31% for the Ahmanson common stock and 22% for Washington Mutual Common Stock, compared to 8% for the S&P 500 Index, 16% for the S&P Bank Index, and 32% for the S&P Thrift Index; (ii) for the one year period ended December 31, 1996, 27% for the Ahmanson common stock and 54% for the Washington Mutual Common Stock, compared to 23% for the S&P 500 Index, 42% for the S&P Bank Index, and 20% for the S&P Thrift Index; (iii) for the three year period ended December 31, 1996, 23% for the Ahmanson common stock and 26% for the Washington Mutual Common Stock, compared to 20% for the S&P 500 Index, 29% for the S&P Bank Index, and 20% for the S&P Thrift Index; (iv) for the five year period ended December 31, 1996, 18% for the Ahmanson common stock and 27% for Washington Mutual Common Stock, compared to 15% for the S&P 500 Index, 26% for the S&P Bank Index, and 14% for the S&P Thrift Index; (v) for the ten year period ended December 31, 1996, 9% for the Ahmanson common stock and 24% for Washington Mutual Common Stock, compared to 15% for the S&P 500 Index (the S&P Bank Index and the S&P Thrift Index are not available for these periods).

     The March 25 Presentations by the Great Western Financial Advisors. The following summarizes the material financial and comparative analyses presented by the Great Western Financial Advisors to the Great Western Board at its meeting on March 25, 1997, which analyses were also among those considered by the Great Western Financial Advisors in rendering their opinions on March 25, 1997. This summary does not purport to be a complete description of the analyses underlying the opinions of the Great Western Financial Advisors.

     Comparison of the Ahmanson Proposal and the Washington Mutual Proposal. The Great Western Financial Advisors presented a comparison of the Ahmanson Proposal with the Washington Mutual Proposal. The implied values of the Ahmanson Proposal and the Washington Mutual Proposal were $46.95 and $45.23, respectively. The implied values were determined by multiplying an exchange ratio of 1.2 times the closing price of Ahmanson common stock on March 24, 1997 and an exchange ratio of 0.9 times the closing price of Washington Mutual Common Stock on March 24, 1997. The implied values therefore necessarily were dependent upon the respective closing prices of Ahmanson common stock and Washington Mutual Common Stock at a specific time.

     The Great Western Advisors also graphed in chart form the implied values of the Ahmanson Proposal and the Washington Mutual Proposal based on daily closing prices for the period from February 14, 1997 (the last trading day prior to the announcement of the Original Ahmanson Proposal) through March 24, 1997. In addition, the Great Western Financial Advisors compared in tabular form the implied values of the Ahmanson Proposal and the Washington Mutual Proposal for five selected periods based on the average of the daily closing prices during these periods. The implied values for the Ahmanson Proposal and the Washington Mutual Proposal were, respectively: (i) $49.42 and $48.08 for the period from February 14, 1997 to March 24, 1997; (ii) $49.09 and $47.30 for the one month period ended March 24, 1997; (iii) $45.58 and $45.65 for the three month period ended March 24, 1997; (iv) $41.15 and $41.17 for the six month period ended March 24, 1997; and (v) $35.69 and $34.71 for the year ended March 24, 1997.

     Pro Forma Financial Analysis. The Great Western Financial Advisors analyzed the pro forma financial impact of the Ahmanson Proposal and the Washington Mutual Proposal from the perspectives of Ahmanson in the case of the Ahmanson Proposal, Washington Mutual in the case of the Washington Mutual Proposal and Great Western for both the Ahmanson Proposal and the Washington Mutual Proposal on a per share equivalent basis compared to projected Great Western stand-alone data. The analysis considered the pro forma effects of the transaction on a variety of financial measures, including, among others, GAAP EPS,

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

GAAP ROACE, Cash EPS, Cash ROACE, goodwill as a percentage of total equity, goodwill amortization as a percentage of net income, pro forma dividends per share (based upon Ahmanson's and Washington Mutual's indicated dividends) and tangible book value per share. This analysis was based on, among other things, the assumptions that: (i) under the Ahmanson Proposal, the pro forma combined company would realize $35 million of cost-savings in 1997, $332 million of cost-savings and $25 million of non-interest revenue synergies in 1998 and $454 million of cost-savings and $50 million of non-interest revenues synergies in 1999; (ii) under the Washington Mutual Proposal, the pro forma combined company would realize $15 million of cost-savings in 1997, $208 million of cost-savings, $60 million of non-interest revenue synergies and incremental net interest income of $113 million in 1998, and $340 million of cost-savings, $88 million of non-interest revenues synergies and incremental net interest income of $247 million in 1999; and (iii) Ahmanson would repurchase an aggregate of approximately $2.8 billion of its common stock by 1999. Pro forma data for Ahmanson was based on publicly available information and estimates supplied by First Call. Pro forma data for Washington Mutual was based on publicly available information and the Washington Mutual management estimates supplied to Great Western. Pro forma data for Great Western was based on publicly available information, the Great Western First Call Estimates and the Great Western Management Forecast.

     Pro Forma Per Share Analysis from Ahmanson's Perspective. Among other things, the analysis compared the pro forma accretion/dilution in Ahmanson EPS under the Ahmanson Proposal for 1998 and 1999 as follows: for Ahmanson GAAP EPS:
(i) in 1998, dilutive by 10.3% based on the Great Western First Call Estimates and by 5.8% based on the Great Western Management Forecast; and (ii) in 1999, accretive by 2.1% based on the Great Western First Call Estimates and by 6.9% based on the Great Western Management Forecast. The analysis indicated that 1999 GAAP ROACE would be 12.9% based on the Great Western Management Forecast. For Ahmanson Cash EPS, the analysis indicated that the Ahmanson Proposal would be accretive by: (i) in 1998, 8.7% based on the Great Western First Call Estimates and 12.9% based on the Great Western Management Forecast; and (ii) in 1999, 20.7% based on the Great Western First Call Estimates and by 25.2% based on the Great Western Management Forecast. The analysis indicated that 1999 Cash ROACE would be 44.3% based on the Great Western Management Forecast. The December 31, 1997 goodwill to total equity ratio was estimated to be 60.4% and the 1998 goodwill amortization to net income ratio was estimated to be 26.3%. Tangible book value per share of Ahmanson common stock as of September 30, 1997 was estimated to decrease by 28.1%.

     Pro Forma Per Share Analysis from Washington Mutual's Perspective. Among other things, the analysis compared the pro forma accretion/dilution in Washington Mutual EPS under the Washington Mutual Proposal for 1998 and 1999 as follows: for Washington Mutual GAAP EPS: (i) in 1998, accretive by 6.1% based on the Great Western First Call Estimates and by 3.7% based on the Great Western Management Forecast; and (ii) in 1999, accretive by 16.5% based on the Great Western First Call Estimates and by 10.9% based on the Great Western Management Forecast. The analysis indicated that 1999 GAAP ROACE would be 25.0% based on the Great Western Management Forecast. For Washington Mutual Cash EPS, the analysis indicated that the Merger would be accretive by: (i) in 1998, 8.2% based on the Great Western First Call Estimates and 5.6% based on the Great Western Management Forecast; and (ii) in 1999, 18.2% based on the Great Western First Call Estimates and 12.6% based on the Great Western Management Forecast. The analysis indicated that 1999 Cash ROACE would be 26.7% based on the Great Western Management Forecast. The December 31, 1997 goodwill to total equity ratio was estimated to be 6.7% and 1998 goodwill amortization to net income ratio was estimated to be 3.4%. Tangible book value per share of Washington Mutual Common Stock as of September 30, 1997 was estimated to decline by 10.0%.

     Pro Forma Per Share Analysis from Great Western's Perspective. Among other things, the analysis compared the accretion in Great Western's EPS under the Ahmanson Proposal and the Washington Mutual Proposal for 1998 and 1999. The analysis indicated that the proposed combinations would be accretive on a per share equivalent basis compared to stand-alone Great Western GAAP EPS by: (i) in 1998, 23.0% based on the Great Western First Call Estimates and 17.7% based on the Great Western Management Forecast under the Ahmanson Proposal, compared to 42.1% based on the Great Western First Call Estimates and 40.4% based on the Great Western Management Forecast under the Washington Mutual Proposal; and (ii) in

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

1999, 41.7% based on the Great Western First Call Estimates and 35.3% based on the Great Western Management Forecast under the Ahmanson Proposal, compared to 62.3% based on the Great Western First Call Estimates and 60.8% based on the Great Western Management Forecast under the Washington Mutual Proposal. The same analysis was performed for Great Western Cash EPS. The analysis indicated that the proposed combinations would be accretive on a per share equivalent basis compared to stand-alone Great Western Cash EPS by: (i) in 1998, 44.1% based on the Great Western First Call Estimates and 37.5% based on the Great Western Management Forecast under the Ahmanson Proposal, compared to 35.9% based on the Great Western First Call Estimates and 34.8% based on the Great Western Management Forecast under the Washington Mutual Proposal; and (ii) in 1999, 62.7% based on the Great Western First Call Estimates and 54.9% based on the Great Western Management Forecast under the Ahmanson Proposal, compared to 54.9% based on the Great Western First Call Estimates and 54.1% based on the Great Western Management Forecast under the Washington Mutual Proposal. The implied dividend per share of Great Western Common Stock was estimated to be $1.06 under the Ahmanson Proposal, representing a 5.6% increase, compared to $0.90 under the Washington Mutual Proposal, representing a 10.0% decline. Tangible book value per share as of September 30, 1997 was estimated to decline by 9.4% under the Ahmanson Proposal, compared to an estimated increase of 1.2% under the Washington Mutual Proposal. The ratio of tangible common equity to tangible assets was estimated to be 3.83% under the Ahmanson Proposal, compared to 4.76% under the Washington Mutual Proposal. Under the Ahmanson Proposal, existing stockholders of Great Western would own 60% of the combined company, compared to 52% under the Washington Mutual Proposal.

     Sensitivity to Capital Ratios. The Great Western Financial Advisors analyzed the Ahmanson Proposal under two capitalization scenarios. In the first scenario, the ratio of tangible common equity to tangible assets was 3.83% for Ahmanson (the "Revised Base Case"). The second scenario, the 5% case, assumed that Ahmanson's repurchases of Ahmanson common stock were reduced to achieve and maintain a 5% tangible common equity to tangible assets ratio for Ahmanson. The data for both scenarios were based on the First Call Estimates. From Ahmanson's perspective, the proposed combination produced pro forma: (i) 1999 GAAP EPS accretion of 2.1% in the Revised Base Case and dilution of 4.6% in the 5% Case;
(ii) 1999 GAAP ROACE of 12.4% in the Revised Base Case and 10.6% in the 5% Case;
(iii) 1999 Cash EPS accretion of 20.7% in the Revised Base Case and 11.1% in the 5% Case; and (iv) 1999 Cash ROACE of 43.7% in the Revised Base Case and 26.3% in the 5% Case. From Great Western's equivalent per share perspective: (i) 1999 GAAP EPS would accrete by 41.7% in the Revised Base Case and 32.4% in the 5% Case; and (ii) 1999 Cash EPS would accrete by 62.7% in the Revised Base Case and 49.7% in the 5% Case.

     Sensitivities to Synergies. The Great Western Financial Advisors analyzed the effects of achieving different levels of synergies on the impact of the Ahmanson Proposal and the Washington Mutual Proposal. In this analysis, the Great Western Financial Advisors reviewed projected pro forma combined data for 1999 assuming that Ahmanson would achieve 50%, 80% (or $400 million, as contemplated by the Original Ahmanson Proposal) and 100% of the amount of synergies projected by it and Washington Mutual would achieve 50%, 75% and 100% of the amount of synergies projected by it. The data for the analysis was based on the First Call Estimates. From Ahmanson's perspective: (i) 1999 GAAP EPS would be diluted by 13.7% under the Revised Base Case and 19.1% under the 5% Case if 50% of the projected synergies were realized, 4.2% under the Revised Base Case and 10.4% under the 5% Case if 80% of the projected synergies were realized, and accrete by 2.1% under the Revised Base Case and be diluted by 4.6% under the 5% Case if 100% of the projected synergies were realized; (ii) 1999 GAAP ROACE would be 10.6% under the Revised Base Case and 9.1% under the 5% Case if 50% of the projected synergies were realized, 11.7% under the Revised Base Case and 10.0% under the 5% Case if 80% of the projected synergies were realized, and 12.4% under the Revised Base Case and 10.6% under the 5% Case if 100% of the projected synergies were realized; (iii) 1999 Cash EPS would accrete by 5.3% under the Revised Base Case and be dilutive by 3.3% under the 5% Case if 50% of the projected synergies were realized, accrete by 14.5% under the Revised Base Case and 5.3% under the 5% Case if 80% of the projected synergies were realized, and 20.7% under the Revised Base Case and 11.1% under the 5% Case if 100% of the projected synergies were realized; and (iv) 1999 Cash ROACE would be 38.3% under the Revised Base Case and 22.8% under the 5% Case if 50% of the projected synergies were realized, 41.6% under the Revised Base Case and 24.9% under the 5% Case if 80% of the projected synergies were realized, and 43.7% under the Revised Base Case and 26.3% under the 5% Case if 100% of the projected

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

synergies were realized. From Washington Mutual's perspective: (i) 1999 GAAP EPS would accrete by 6.7% if 50% of the projected synergies were realized, 11.6% if 75% of the projected synergies were realized, and 16.5% if 100% of the projected synergies were realized; (ii) GAAP ROACE would be 21.8% if 50% of the projected synergies were realized, 22.6% if 75% of the projected synergies were realized, and 23.4% if 100% of the projected synergies were realized; (iii) 1999 Cash EPS would accrete by 8.5% if 50% of the projected synergies were realized, 13.4% if 75% of the projected synergies were realized, and 18.2% if 100% of the projected synergies were realized; and (iv) 1999 Cash ROACE would be 23.5% if 50% of the projected synergies were realized, 24.3% if 75% of the projected synergies were realized, and 25.1% if 100% of the projected synergies were realized.

     From Great Western's perspective: (i) 1999 GAAP EPS would accrete by 19.8% under the Revised Base Case and 12.3% under the 5% Case if 50% of the projected synergies were realized, 33.0% under the Revised Base Case and 24.4% under the 5% Case if 80% of the projected synergies were realized, and 41.7% under the Revised Base Case and 32.4% under the 5% Case if 100% of the projected synergies were realized under the Ahmanson Proposal, compared to 48.6% if 50% of the projected synergies were realized, 55.5% if 80% of the projected synergies were realized and 62.3% if 100% of the projected synergies were realized under the Washington Mutual Proposal; and (ii) 1999 Cash EPS would accrete by 41.9% under the Revised Base Case and 30.4% under the 5% Case if 50% of the projected synergies were realized, 54.4% under the Revised Base Case and 42.0% under the 5% Case if 80% of the projected synergies were realized, and 62.7% under the Revised Base Case and 49.7% under the 5% Case if 100% of the projected synergies were realized under the Ahmanson Proposal, compared to 42.2% if 50% of the projected synergies were realized, 48.5% if 75% of the projected synergies were realized and 54.9% if 100% of the projected synergies were realized under the Washington Mutual Proposal.

     Capital Analysis. The Great Western Financial Advisors compared the capital ratios of the combined company under the Ahmanson Proposal and the Washington Mutual Proposal with certain selected thrifts. The Great Western Financial Advisors calculated that, as of December 31, 1996, the average ratio of tangible common equity to tangible assets for 93 thrifts was 7.42%, compared to, for the pro forma combined company, 3.83% under the Ahmanson Proposal (2.72% as of December 31, 1999) and 4.76% under the Washington Mutual Proposal (5.83% as of December 31, 1999). The Great Western Financial Advisors further calculated that, as of December 31, 1996, the ratio of intangible assets to common equity for 93 thrifts was 7.25%, compared to, for the pro forma combined company, 59.46% under the Ahmanson Proposal (64.56% as of December 31, 1999) and 7.21% under the Washington Mutual Proposal (3.47% as of December 31, 1999). The foregoing analysis includes thrifts with greater than $1.0 billion in assets.

     In order to analyze the effect of Ahmanson's projected stock buybacks on its pro forma capital position the Great Western Financial Advisors calculated the sum of projected GAAP net income attributable to the Ahmanson common stock and projected goodwill amortization for the period from October 1, 1997 through December 31, 1999 (the "Projected Period"). Next, the Great Western Financial Advisors calculated the projected cost of dividends on the Ahmanson common stock and for the stock buybacks during the Projected Period. This analysis indicated that, as a result of the projected buybacks, there would be a cumulative shortfall in tangible capital for the Projected Period of approximately $763 million.

     Selected Company Analysis. Based on publicly-available information and First Call estimates, the Great Western Financial Advisors reviewed and compared actual and estimated selected financial, operating, and stock market information and financial ratios of Great Western, Ahmanson and Washington Mutual and the Thrift Composite Companies. Such information and ratios included, among other things, P/E ratios, cash P/E ratios, price to book value ratios, and price to tangible book value ratios. The analysis was at or for the year ended December 31, 1996; where applicable, market data was at March 24, 1997 and estimates were based on First Call estimates at March 20, 1997. For Ahmanson and certain of the Thrift Composite Companies, the market data was adjusted to eliminate the estimated market value of goodwill litigation claims based upon trading data for California Federal Bank Contingent Litigation Recovery Participation Interests.

     The Great Western Financial Advisors noted that, among other things, Great Western, Ahmanson and Washington Mutual had: (i) 1997 GAAP P/Es of 16.2 times,
11.5 times and 13.1 times, respectively,

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

compared to a median of 11.8 times for the Thrift Composite Companies; (ii) 1998 GAAP P/Es of 14.3 times, 10.0 times and 10.9 times, respectively, compared to a median of 10.5 times for the Thrift Composite Companies; (iii) 1997 Cash P/Es of
14.7 times, 10.8 times, and 12.4 times, respectively, compared to a median of
11.6 times for the Thrift Composite Companies; and (iv) 1998 Cash P/Es of 13.1 times, 9.5 times and 10.4 times, respectively, compared to a median of 10.3 times for the Thrift Composite Companies. The price to tangible book ratios were
2.5 times, 1.8 times and 2.6 times, respectively, for Great Western, Ahmanson and Washington Mutual, compared to a median of 1.7 times for the Thrift Composite Companies.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The Great Western Financial Advisors believe that their analyses must be considered as a whole and that selecting portions of their analyses, without considering the analyses taken as a whole, would create an incomplete or misleading view of the process underlying the analyses set forth in their respective opinions. In addition, the Great Western Financial Advisors considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be the Great Western Financial Advisors' view of the actual value of Great Western.

     In performing their analyses, the Great Western Financial Advisors made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Great Western. The analyses performed by the Great Western Financial Advisors are not necessarily indicative of actual values, trading values or actual future results that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. No public company utilized as a comparison is identical to Great Western and none of the Comparable Thrift Acquisitions or other business combinations utilized as a comparison is identical to the transactions contemplated by the Merger Agreement. Accordingly, an analysis of publicly traded comparable companies and comparable business combinations resulting from the transactions is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies or the company or transaction to which they are being compared. In connection with their analyses, the Great Western Financial Advisors made, and were provided estimates and forecasts by the respective management of Great Western and Washington Mutual. Although some research reports and commentaries by equity analysts were critical of Washington Mutual projections with respect to the Great Western/Washington Mutual Merger, while others were supportive, in the context of the totality of the information available to and reviewed by the Great Western Financial Advisors, the Great Western Financial Advisors concluded that it was appropriate to use projections provided to Great Western by Washington Mutual (and as to which they had discussions with the managements of both Washington Mutual and Great Western) for the financial analyses specified above as being based on such projections. The Great Western Financial Advisors also made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Great Western and Washington Mutual. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Great Western, Washington Mutual or the Great Western Financial Advisors, neither Great Western, Washington Mutual nor the Great Western Financial Advisors assume responsibility if future results or actual values are materially different from these forecasts or assumptions. Such analyses were prepared solely as part of the Great Western Financial Advisors' analyses of the fairness of the Exchange Ratio and were provided to the Great Western Board. The analyses do not purport to be appraisals or to reflect the prices at which a company might be sold. In addition, as described above, the opinions of the Great Western Financial Advisors were one of many factors taken into consideration by the Great Western Board in making its determination to approve the Washington Mutual/Great Western Merger. Consequently, the analyses described above should not be viewed as determinative of the Great Western Board's or Great Western management's opinion with respect to the value of Great Western or a combination of either Great Western and Ahmanson or Great Western and Washington Mutual or whether the Great Western Board or Great Western management would have been willing to agree to a different exchange ratio. The Great Western

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

Board placed no limits on the scope of the analysis performed, or opinions expressed, by the Great Western Financial Advisors. In light of Great Western's decision to pursue a strategic business combination with a party other than Ahmanson, the Great Western Financial Advisors did not contact Ahmanson in connection with the investigation made or procedures followed by them in rendering their fairness opinions. The Great Western Financial Advisors were not asked to evaluate the fairness of the Ahmanson Proposal.

     Pursuant to the terms of the engagement letters dated February 25, 1997 and February 18, 1997 Great Western agreed to pay each of the Great Western Financial Advisors (i) a retainer of $1 million, (ii) a fee of $8.8 million upon execution of the Washington Mutual/Great Western Merger Agreement, and (iii) a fee of 0.25% of the aggregate value of the consideration to be paid pursuant to the Washington Mutual/Great Western Merger upon consummation of the Washington Mutual/Great Western Merger against which the fees set forth in clauses in (i) and (ii) of this sentence will be credited. Great Western also agreed to reimburse each of the Great Western Financial Advisors for its reasonable out-of-pocket expenses, including all reasonable fees and disbursements of its attorneys, and to indemnify each of the Great Western Financial Advisors and certain related persons against certain liabilities, including certain liabilities under federal securities law, arising out of its engagement.

CONVERSION OF GREAT WESTERN CAPITAL STOCK

     Conversion of Great Western Common Stock. At the Effective Time, each outstanding share of Great Western Common Stock, other than shares held in Great Western's treasury or directly or indirectly by Washington Mutual or its subsidiaries or by Great Western or its subsidiaries other than shares held in a fiduciary or nominee capacity or in respect of a debt previously contracted ("Trust/DPC Shares")), will automatically be converted into the right to receive
0.9 shares of Washington Mutual Common Stock, with cash being paid in lieu of fractional shares.

     Conversion of Great Western Preferred Stock. At the Effective Time, each outstanding share of Great Western Preferred Stock will be converted into the right to receive one share of Series F Preferred Stock. The terms of the Series F Preferred Stock will be substantially identical to the terms of the Great Western Preferred Stock. At the Effective Time, Washington Mutual will assume the obligations of Great Western under the Deposit Agreement, dated as of September 10, 1992 (the "Preferred Stock Deposit Agreement"), between Great Western and Harris Trust Co. of California as depositary (the "Preferred Stock Depositary"). Washington Mutual will instruct the Preferred Stock Depositary to treat the shares of Series F Preferred Stock received by it in exchange for shares of Great Western Preferred Stock as newly deposited securities under the Preferred Stock Deposit Agreement. In accordance with the terms of the Preferred Stock Deposit Agreement, receipts evidencing Great Western Depositary Shares ("Great Western Depositary Receipts") then outstanding would thereafter represent shares of Series F Preferred Stock. Washington Mutual would request that the Preferred Stock Depositary call for surrender of all outstanding Great Western Depositary Receipts to be exchanged for receipts evidencing New Washington Mutual Depositary Shares ("New Washington Mutual Depositary Receipts"). See "Description of Washington Mutual Capital Stock."

     Treasury Stock. Each outstanding share of Great Western Common Stock held in Great Western's treasury or directly or indirectly by Washington Mutual or its subsidiaries or Great Western or its subsidiaries, other than Trust/DPC Shares, would be canceled at the Effective Time and would cease to exist, and no securities of Washington Mutual or other consideration would be delivered in exchange therefor. All shares of Washington Mutual Common Stock that are owned by Great Western or its subsidiaries, if any, would become treasury stock of Washington Mutual.

     Conversion of Common Stock Options. At the Effective Time, each Great Western Common Stock Option issued by Great Western pursuant to any Great Western Common Stock Plan that is outstanding and unexercised immediately prior to the Effective Time would be converted automatically into one Washington Mutual Stock Option with (i) the number of shares of Washington Mutual Common Stock subject to the Washington Mutual Stock Option being equal to the product of the number of shares of Great Western Common Stock subject to the Great Western Common Stock Option multiplied by the Exchange Ratio and rounded down to the nearest share and (ii) the exercise price per share of Washington Mutual Common Stock

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

subject to the Washington Mutual Stock Option being equal to the exercise price per share of Great Western Common Stock under the Great Western Common Stock Option divided by the Exchange Ratio and rounded up to the nearest cent. The conversion would be intended to be effected in a manner such that any Great Western Common Stock Options that are "incentive stock options" within the meaning of Section 422 of the Code shall remain so. Pursuant to the terms of the Great Western Common Stock Plans, consummation of the Washington Mutual/Great Western Merger will constitute a change in control of Great Western, resulting in accelerated vesting of outstanding Great Western Common Stock Options. See "-- Interests of Certain Persons in the Washington Mutual/Great Western Merger."

EFFECTIVE TIME

     The Effective Time will be the date and time when the Washington Mutual/Great Western Merger becomes effective, as set forth in a Certificate of Merger, which, shall be filed with the Secretary of State of the State of Delaware. The filing of the Certificate of Merger will occur at 10:00 a.m. on a date to be specified by the parties, which will be the tenth business day of the first month beginning at least two days after the satisfaction or waiver (subject to applicable law) of the conditions to consummation of the Washington Mutual/Great Western Merger set forth in the Merger Agreement (excluding conditions which by their terms cannot be satisfied until the date of closing) unless another date and time is agreed to by Washington Mutual and Great Western. The Merger Agreement may be terminated by either party if, among other reasons, the Washington Mutual/Great Western Merger shall not have been consummated on or before March 31, 1998. See "-- Conditions to the Consummation of the Washington Mutual/Great Western Merger" and "-- Termination of the Merger Agreement" below.

REPRESENTATIONS AND WARRANTIES

     In the Merger Agreement each of Washington Mutual and Great Western makes representations and warranties to the other regarding, among other things, (i) its corporate organization and existence; (ii) its capitalization; (iii) its corporate power and authority to enter into, and its due authorization, execution and delivery of, the Merger Agreement; (iv) that neither the Merger Agreement nor the contemplated transactions violate its charter and bylaws, applicable law and certain material agreements; (v) required governmental and third party approvals; (vi) timely filing of required regulatory reports; (vii) its financial statements and filings with the Commission; (viii) its investment banking arrangements; (ix) the absence of certain materially adverse changes in its business since September 30, 1996; (x) the absence of certain material legal proceedings; (xi) the filing and accuracy of its tax returns; (xii) documents filed with the Commission and the accuracy of the information contained therein;
(xiii) its compliance with applicable law; (xiv) the absence of undisclosed agreements between it and regulatory agencies; (xv) the absence of undisclosed liabilities; (xvi) that the Merger Agreement and the transactions contemplated thereby do not result in the grant of any rights to any person under such party's respective Rights Agreement; (xvii) accuracy of certain information; (xviii) environmental liabilities; (xix) pooling of interests accounting treatment; (xx) receipt of a fairness opinion from its financial advisor; (xxi) intellectual property matters; and (xxii) compliance with the Community Reinvestment Act.

     In addition, Great Western has made certain other representations and warranties to Washington Mutual regarding, among other things (i) employees, employee benefit plans and related matters and (ii) the absence of certain defaults under material contracts.

CONDUCT OF BUSINESS PENDING THE WASHINGTON MUTUAL/GREAT WESTERN MERGER AND OTHER AGREEMENTS

     Pursuant to the Merger Agreement, prior to the Effective Time, Washington Mutual and Great Western have each agreed to, and to cause their respective subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice, (ii) use its reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees and (iii) refrain from taking any action that would reasonably be expected to

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

adversely affect or delay the ability of either Washington Mutual or Great Western to obtain any Requisite Regulatory Approvals or to consummate the transactions contemplated by the Merger Agreement.

     In addition, except as expressly contemplated or permitted by the Merger Agreement or specified in a schedule thereto or required by applicable law, each of Great Western and Washington Mutual has agreed that it and its subsidiaries will not, without the prior written consent of the other party, among other things: (i) adjust, split, combine or reclassify any capital stock, declare or pay dividends (except, subject to certain restrictions, cash dividends on common stock not greater than the dividend paid during the fiscal quarter preceding the date of the Merger Agreement, and, in the case of Washington Mutual only, as such rates may be increased consistent with past practice, and regular dividends on Great Western's and Washington Mutual's preferred stock); set any record or payment dates for the payment of any dividends or distributions on its capital stock except in the ordinary and usual course of business consistent with past practice; or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock or issue any additional shares of capital stock except pursuant to certain exceptions set forth in the Merger Agreement; (ii) sell, transfer, mortgage or encumber or otherwise dispose of any of its properties or assets or cancel, release or assign any indebtedness to any person except in the ordinary course of business consistent with past practice or pursuant to certain exceptions set forth in the Merger Agreement; (iii) except for transactions in the ordinary course of business, consistent with past practice, make any material acquisition of or investment either by purchase of stock or securities, merger or consolidation, contributions to capital, property transfers or purchases of any property or assets of any other party (other than a wholly owned subsidiary) except that, subject to clause (iii) of the preceding paragraph, Washington Mutual may enter into an agreement or agreements for, and may consummate, business combinations provided that the aggregate amount of assets of such acquired companies does not exceed $5,000,000,000 unless such acquisition would require Washington Mutual to register as a bank holding company; (iv) in the case of Great Western only, enter into, renew or terminate any contract or agreement, other than loans made in the ordinary course of business, that calls for aggregate annual payments of $500,000 and which either is not terminable at will on 60 days or less notice without payment of a penalty or has a term of less than one year; or make any material change in any of its leases or contracts other than certain renewals of contracts and leases for a term of one year or less without material adverse changes to their terms; (v) in the case of Great Western only, other than general salary increases consistent with past practice, increase in any material respect the compensation or fringe benefits of any of its employees or enter into or modify any employee benefit plans or employment agreements; (vi) in the case of Great Western only, make capital expenditures in excess of specified amounts other than expenditures necessary to maintain existing assets in good repair; (vii) in the case of Great Western only, open, relocate or close any branch or loan production office or make any application therefor; (viii) in the case of Great Western only, make or acquire loans or issue commitments for any loans except in the ordinary course of business consistent with past practice or issue or agree to issue any letters of credit or otherwise guarantee the obligation of other persons except in the ordinary course of business in order to facilitate the sale of REO; (ix) subject to certain exceptions, engage or participate in any material transaction or incur or sustain any material obligations not in the ordinary course of business; (x) in the case of Great Western only, foreclose on or otherwise acquire any real property other than 1-to-4 family residential properties in the ordinary course of business; (xi) in the case of Great Western only, sell, transfer or otherwise convey or agree to sell Sierra Investment Management Corporation; (xii) settle any material litigation involving money damages except in the ordinary course of business consistent with past practice; (xiii) take any action that would prevent or impede the Washington Mutual/Great Western Merger from qualifying (A) as a reorganization within the meaning of Section 368(a) of the Code or (B) for pooling of interests accounting treatment; (xiv) amend its certificate of incorporation or bylaws or its Rights Agreement in a manner that would materially and adversely affect either party's ability to consummate the Washington Mutual/Great Western Merger; provided, that prior to the Great Western Meeting, Great Western will not amend the Great Western Rights Plan without Washington Mutual's prior written consent; (xv) in the case of Great Western only, except in the ordinary course of business consistent with past practice or following prior consultation with Washington Mutual, materially change its investment securities portfolio policy or the manner in which the portfolio is classified or reported; (xvi) take any action intended or reasonably expected to result in any of its representations or warranties being or becoming untrue in any material respect, or any Closing condition not being satisfied or in a violation of any provision of the Merger Agreement; (xvii) subject to certain exceptions, make any changes in its accounting methods; (xviii) in the case of Great Western only, engage in the business of making or make any VA guaranteed or FHA insured mortgage loans; or (xix) in the case of Great Western only, enter into any contract or agreements or amendments or supplements thereto pertaining to any further development of specialized software.

     In the Merger Agreement, each party has agreed not to, and not to authorize or permit any of its officers, directors, employees or agents (collectively, "Representatives") to, directly or indirectly, solicit, initiate or encourage any inquiries relating to or that may reasonably be expected to lead to, or the making of any proposal which constitutes, a "Takeover Proposal" (as defined below), recommend or endorse any Takeover Proposal, or participate in any discussions or negotiations regarding any Takeover Proposal, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement a Takeover Proposal. However, at any time prior to the time its shareholders shall have voted to approve the Merger Agreement, Washington Mutual or Great Western (each, a "party") may, and may authorize and permit its Representatives to, provide third parties with nonpublic information, otherwise facilitate any effort or attempt by any third party to make or implement a Takeover Proposal, recommend or endorse any Takeover Proposal with or by any third party, and participate in discussions and negotiations with any third party relating to any Takeover Proposal, if such party's Board of Directors, after having consulted with and considered the advice of its financial advisors and outside counsel, has determined in good faith that the failure to do so would create a reasonable possibility of a breach of the fiduciary duties of such party's Board of Directors. Each of Washington Mutual and Great Western shall (i) advise the other orally (within one day) and in writing of the receipt of any such inquiry or proposal and (ii) unless its Board of Directors, after consulting with, and considering the advice of, its outside counsel has determined in good faith that such action would create a reasonable possibility of a breach of the fiduciary duties of such Board of Directors, inform the other party orally and in writing as promptly as practicable of the material terms and conditions of any such inquiries or proposals (including the identity of the party making such inquiry or proposal), and shall keep the other party informed of the status thereof. Great Western may not furnish any nonpublic information to any third party except pursuant to the terms of a confidentiality agreement containing terms substantially identical to the terms contained in the confidentiality agreement between Great Western and Washington Mutual. "Takeover Proposal" means, with respect to any person, any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Great Western or Washington Mutual or any of their respective subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, Great Western or Washington Mutual or any of their respective subsidiaries, other than the transactions contemplated or permitted by the Merger Agreement; provided, however, that any proposal or offer involving the acquisition by Washington Mutual of any equity interest in or assets of any person, whether by tender or exchange offer, merger, consolidation, or otherwise, or the disposition by Washington Mutual of assets, deposits or subsidiaries, which is permitted by the Merger Agreement shall not constitute a Takeover Proposal.

     Washington Mutual and Great Western have also agreed to use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain and to cooperate in obtaining permits, consents, approvals and authorizations of all third parties and governmental entities necessary or advisable to consummate the transactions contemplated by the Merger Agreement and to comply with the terms and conditions of all such permits, consents, approvals and authorizations. Washington Mutual and Great Western have, subject to the restrictions set forth in the Merger Agreement, each agreed, upon request, to furnish to the other party all information concerning themselves and their subsidiaries, directors, officers and shareholders and such other matters as may be necessary in furtherance of the Washington Mutual/Great Western Merger. Washington Mutual and Great Western have also agreed, subject to the terms and conditions of the Merger Agreement, to use their best efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries and to consummate the Washington Mutual/Great Western Merger. Washington Mutual has further agreed to use its best efforts to cause the shares of

Washington Mutual Common Stock and the New Washington Mutual Depositary Shares to be issued in the Washington Mutual/Great Western Merger to be approved for listing on NASDAQ, subject to official notice of issuance.

     Washington Mutual also will be obligated to indemnify the officers and directors of Great Western and its subsidiaries for any liabilities incurred in connection with any matters existing or occurring at or prior to the Effective Time and to provide directors and officers liability insurance with respect to such matters for six years. See "-- Interests of Certain Persons in the Washington Mutual/Great Western Merger."

CONDITIONS TO THE CONSUMMATION OF THE WASHINGTON MUTUAL/GREAT WESTERN MERGER

     Each of the party's obligation to effect the Washington Mutual/Great Western Merger is subject, among other things, to satisfaction, at or prior to the Effective Time of the following conditions: (i) the Washington Mutual/Great Western Merger Proposal shall have been approved by the requisite affirmative votes of the Great Western Stockholders and the Share Issuance/Merger Proposal shall have been approved by the requisite affirmative vote of the shareholders of Washington Mutual; (ii) the shares of Washington Mutual Common Stock and the Washington Mutual Depositary Shares to be issued in the Washington Mutual/Great Western Merger shall have been authorized for listing on NASDAQ, subject to official notice of issuance; (iii) all regulatory approvals required to consummate the transactions contemplated by the Merger Agreement shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals"); (iv) the Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Commission; (v) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Washington Mutual/Great Western Merger or any of the transactions contemplated by the Merger Agreement shall be in effect and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered or promulgated which prohibits, restricts or makes illegal consummation of the Washington Mutual/Great Western Merger; and (vi) each of Washington Mutual and Great Western shall each have received a letter from its independent public accountants that the Washington Mutual/Great Western Merger will qualify for pooling of interests accounting treatment.

     Washington Mutual's obligation to effect the Washington Mutual/Great Western Merger is also subject to, among other things, the satisfaction or waiver by Washington Mutual at or prior to the Effective Time of, among others, the following conditions: (i) the representations and warranties of Great Western set forth in the Merger Agreement (including, without limitation, the representation that since September 30, 1996, no event has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a "Material Adverse Effect" (as such term is defined in the Merger Agreement) on Great Western) shall be true and correct in all respects as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time as though made on and as of the Effective Time; provided, however, that for purposes of determining the satisfaction of the condition described in this clause (i), such representations and warranties (other than certain representations regarding capitalization and related matters) shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on Great Western and its subsidiaries taken as a whole; (ii) Great Western shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time; (iii) the Great Western Rights issued pursuant to the Great Western Rights Plan shall not have become nonredeemable, exercisable, distributed or triggered pursuant to the terms of such plan; and (iv) receipt of an opinion of Foster Pepper & Shefelman PLLC, addressed to Washington Mutual, substantially to the effect that the Washington Mutual/Great Western Merger will qualify as a "reorganization" under Section 368(a) of the Code.

     Great Western's obligation to effect the Washington Mutual/Great Western Merger is also subject to, among other things, the satisfaction or waiver by Great Western at or prior to the Effective Time of, among others, the following conditions: (i) the representations and warranties of Washington Mutual set forth in the Merger Agreement (including, without limitation, the representation that since September 30, 1996, no event has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Washington Mutual) shall be true and correct in all respects as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time as though made on and as of the Effective Time, and provided, however, that, for purposes of the provision described in this clause
(i), such representations and warranties shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on Washington Mutual and its subsidiaries taken as a whole; (ii) Washington Mutual shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time;
(iii) the Washington Mutual Rights issued pursuant to the Washington Mutual Rights Plan shall not have become nonredeemable, exercisable, distributed or triggered pursuant to the terms of such plan; and (iv) receipt of an opinion of Skadden, Arps, Slate, Meagher & Flom, LLP, addressed to Great Western, substantially to the effect that the Washington Mutual/Great Western Merger will qualify as a "reorganization" under Section 368(a) of the Code.

     Washington Mutual and Great Western each have the right to waive the receipt of the tax opinion referenced above from their respective counsel and receipt of the pooling letter referenced above from their respective independent public accountants. If either of these conditions to the Washington Mutual/Great Western Merger is waived because the tax opinions could not be rendered or the pooling letter could not be delivered, as the case may be, the party waiving the condition will schedule another special shareholders meeting and resubmit the respective proposal to its shareholders for approval.

REGULATORY APPROVALS REQUIRED

     Under the Merger Agreement, the obligations of both Washington Mutual and Great Western to consummate the Washington Mutual/Great Western Merger are conditioned upon the receipt of all Requisite Regulatory Approvals. See "The Washington Mutual/Great Western Merger -- Conditions to the Consummation of the Washington Mutual/Great Western Merger." Each of Washington Mutual and Great Western has agreed to use its reasonable best efforts to obtain the Requisite Regulatory Approvals.

     The Washington Mutual/Great Western Merger and the Bank Merger are subject to the approval of the OTS under the HOLA and the Federal Deposit Insurance Act, respectively, and related OTS regulations. These approvals require consideration by the OTS of various factors, including assessments of the competitive effect of the contemplated transactions, the managerial and financial resources and future prospects of the resulting institutions and the effect of the contemplated transactions on the convenience and needs of the communities to be served. The Community Reinvestment Act of 1977, as amended ("CRA"), also requires that the OTS, in deciding whether to approve the Washington Mutual/Great Western Merger and the Bank Merger, assess the records of performance of GW Bank and the bank subsidiaries of Washington Mutual in meeting the credit needs of the communities they serve, including low and moderate income neighborhoods. As part of the review process, it is not unusual for the OTS to receive protests and other adverse comments from community groups and others. Each of GW Bank, WMB, ASB and WMBfsb currently has an "outstanding" CRA rating from its primary regulator. The regulations of the OTS require publication of notice of, and an opportunity for public comment with respect to, the applications filed in connection with the Washington Mutual/Great Western Merger and the Bank Merger and authorize the OTS to hold oral arguments in connection therewith if the OTS, after reviewing the application or other materials, determines it to be desirable. Any such hearing, meeting or comments provided by third parties could prolong the period during which the Washington Mutual/Great Western Merger and the Bank Merger are subject to review by the OTS. The Washington Mutual/Great Western Merger and the Bank Merger may not be consummated for a period of 15 to 30 days following OTS approval (the precise length of the period to be determined by the OTS with the concurrence of the Attorney General of the United States), during which time the United States Department of Justice could challenge the Washington Mutual/Great Western Merger or the Bank

Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of any approval granted by the OTS unless a court specifically ordered otherwise.

     The Washington Mutual/Great Western Merger is also subject to approvals of, or notices to, various state agencies (each a "State Agency"), including state banking regulators in Utah and Colorado, several state insurance departments, and other state agencies such as those that regulate consumer finance.

     Washington Mutual has filed applications and notices seeking the requisite OTS and other State Agency approvals. The public comment period for the OTS application is scheduled to expire April 28, 1997. To date, Washington Mutual has not received any approvals or notices of disapproval. There can be no assurance that these approvals will be granted, and if granted there can be no assurance as to the dates of such approvals or as to what conditions, if any, may be imposed. In addition, there can be no assurance that the U.S. Department of Justice or the Attorney General of the state of California or any other state will not challenge the Washington Mutual/Great Western Merger or, if challenged, what the result of such a challenge would be.

     Washington Mutual and Great Western are not aware of any other significant governmental approvals that are required for consummation of the Washington Mutual/Great Western Merger except as described above. Should any other approval or action be required, it is presently contemplated that such approval would be sought. There can be no assurance whether or when any such approval, if required, could be obtained.

TERMINATION OF THE MERGER AGREEMENT


     The Merger Agreement may be terminated by mutual agreement of the Great Western Board and the Washington Mutual Board. The Merger Agreement may also be terminated by either the Great Western Board or the Washington Mutual Board (a) if any governmental authority which must grant a Requisite Regulatory Approval has denied approval of the Washington Mutual/Great Western Merger and such approval has become final and nonappealable or has issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement; (b) if the Washington Mutual/Great Western Merger shall not have been consummated on or before March 31, 1998, unless the failure of the Closing (as defined in the Merger Agreement) to occur by such date shall be due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party set forth therein; (c) provided that the terminating party is not then in material breach of the Merger Agreement, if the other party shall have breached any of the covenants or agreements made by such other party or any of the representations or warranties made by such other party, and in either case, such breach is not cured within 30 days following written notice to the breaching party, or which breach cannot be cured prior to the Closing (as defined in the Merger Agreement) and such breach would entitle the non-breaching party not to consummate the transactions contemplated by the Merger Agreement; (d) if any approval of the Washington Mutual shareholders or Great Western Stockholders contemplated by the Merger Agreement shall not have been obtained by reason of the failure to obtain the required vote at the relevant Special Meeting; (e) if the board of directors of the other party shall have withdrawn, modified or changed in a manner adverse to the terminating party its approval or recommendation of the Merger Agreement and the transactions contemplated thereby; or (f) by (i) the Washington Mutual Board if a tender offer or exchange offer for 25% or more of the outstanding shares of Great Western Common Stock is commenced (other than by Washington Mutual or one of its subsidiaries), and the Great Western Board recommends that the Great Western Stockholders tender their shares in such tender or exchange offer or otherwise fails to recommend that such stockholders reject such tender offer or exchange offer within ten business days after the commencement thereof; or (ii) the Great Western Board if a tender offer or exchange offer for 25% or more of the outstanding shares of Washington Mutual Common Stock is commenced and the Washington Mutual Board recommends that the Washington Mutual shareholders tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender or exchange offer within ten business days after the commencement thereof (which, in the case of any exchange offer, shall be the effective date of the registration statement relating to such offer).

TERMINATION FEES

     Pursuant to the Merger Agreement, Great Western has agreed to pay a $75 million fee (plus reimbursement for documented reasonable out-of-pocket expenses up to $20 million) to Washington Mutual if (a) Washington Mutual terminates the Merger Agreement because the Great Western Board withdraws, modifies or changes in a manner adverse to Washington Mutual its approval or recommendation of the Washington Mutual/Great Western Merger, (b) Washington Mutual terminates the Merger Agreement because the Great Western Board either recommends a third party tender or exchange offer for 25% or more of the outstanding shares of the Great Western Common Stock or fails to recommend that stockholders reject such tender or exchange offer, (c) either Washington Mutual or Great Western terminates the Merger Agreement because the Great Western Stockholders fail to approve the Merger Agreement, but only if at the time of such failure, an alternative proposal to acquire Great Western has been publicly disclosed (or any person shall have publicly disclosed an intention (whether or not conditional) to make an alternative takeover proposal; for this purpose, the Ahmanson Proposal, if not unconditionally withdrawn prior to the mailing to Great Western Stockholders of this Joint Proxy Statement/Prospectus, would be such an alternative proposal), or (d) Washington Mutual terminates the Merger Agreement as a result of the willful breach by Great Western of any material representation, warranty, covenant or other agreement in the Merger Agreement, but only if at or prior to the time of termination, an alternative takeover proposal to acquire Great Western has been made known to Great Western or has been publicly disclosed, whether or not such alternative proposal is rejected by Great Western or withdrawn prior to the time of termination. For purposes of clause (d) above, the Ahmanson Proposal constitutes such an alternative proposal. An additional $100 million fee is payable by Great Western to Washington Mutual if, within 18 months after termination of the Merger Agreement under any of the circumstances described above, Great Western enters into a definitive agreement with respect to or consummates an alternative proposal for an acquisition of Great Western by a third party.

     The termination fees described above, which Washington Mutual and Great Western believe are customary and typical for transactions such as the proposed Washington Mutual/Great Western Merger, are intended, among other things, to increase the likelihood that the Washington Mutual/Great Western Merger will be consummated on the terms set forth in the Merger Agreement and, if the Merger is not consummated under certain circumstances involving an acquisition or potential acquisition of Great Western by a third party, to compensate Washington Mutual for its efforts undertaken, expenses incurred and business opportunities lost in connection with the proposed Washington Mutual/Great Western Merger. These agreements may have the effect of discouraging offers by third parties to acquire Great Western prior to the Washington Mutual/Great Western Merger, even if such persons were prepared to offer to pay consideration to Great Western Stockholders that has a higher current market price than the shares of Washington Mutual Common Stock to be received by the holders of Great Western Common Stock pursuant to the Merger Agreement. Ahmanson has filed suit in the Court of Chancery of the State of Delaware to enjoin all steps necessary for consummation of the Washington Mutual/Great Western Merger and is challenging the termination fee described above. See "Litigation" and "The Washington Mutual/Great Western Merger -- Background of the Washington Mutual/Great Western Merger."

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

     At any time prior to the Effective Time, Great Western and Washington Mutual, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement and (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Subject to compliance with applicable law, the Merger Agreement may be amended at any time by an agreement among the parties, approved or authorized by their respective boards of directors; except that after any approval of the transactions contemplated by the Merger Agreement by the Great Western Stockholders, there may not be, without further approval of such stockholders, any amendment to the Merger Agreement that reduces the amount or changes the form of the consideration to be delivered to the Great Western Stockholders thereunder.

INTERESTS OF CERTAIN PERSONS IN THE WASHINGTON MUTUAL/GREAT WESTERN MERGER

     Certain members of Great Western's management and the Great Western Board, respectively, may be deemed to have certain interests in the Washington Mutual/Great Western Merger that are in addition to their interests as stockholders of Great Western generally. The Great Western Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

     Board of Directors. Pursuant to the terms of the Merger Agreement, members of the Washington Mutual Board will continue to serve on the Washington Mutual Board and, at the Effective Time, Washington Mutual will take all action necessary to appoint four representatives of Great Western, mutually agreeable to Washington Mutual and Great Western, to the Washington Mutual Board. See "Management and Operations of Washington Mutual Following the Washington Mutual/Great Western Merger."

     Indemnification; Directors' and Officers' Insurance. The Merger Agreement requires that Washington Mutual and Great Western, to the extent set forth in the following paragraph, cooperate and use their best efforts to defend and respond to any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, whether asserted or arising before or after the Effective Time (each a "Claim"), against each present and former director, officer and employee of Great Western and its subsidiaries (each an "Indemnified Party"), arising in whole or in part out of
(i) his or her actions as such a director, officer, employee, or serving on behalf of such a person, or (ii) the Merger Agreement or any actions in connection therewith.

     The Merger Agreement also requires Washington Mutual after the Effective Time to indemnify and hold harmless, as and to the fullest extent permitted by the corporate governance documents of Great Western and its subsidiaries, the indemnification letters between Great Western and each of its directors and executive officers and by law, each Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is finally and unappealably determined that such Indemnified Party was not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Washington Mutual except as provided in the Merger Agreement.

     These indemnification obligations of Washington Mutual will continue in full force for at least six years after the Effective Time and will apply to any Claim asserted or made within such period (including, without limitation, Claims arising out of or pertaining to the transactions contemplated by the Merger Agreement).

     The Merger Agreement requires that Washington Mutual use its best efforts to cause the persons serving as officers and directors of Great Western immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors' and officers' liability insurance policy maintained by Great Western (provided that Washington Mutual may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous to such directors and officers of Great Western than the terms and conditions of such existing policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such.

     Employment Agreements. Great Western has entered into employment agreements (the "EMC Agreements") with each of its seven executive officers (Messrs. Maher, Pappas, Schenck, Geuther, Sims, Erikson and Ms. Studenmund) who constitute the members of Great Western's Executive Management Committee, which provide, among other things, for severance payments upon certain terminations of employment prior to, or during the two year period (three years, in the case of Mr. Maher's agreement) following, a change in control of Great Western. In order to qualify for the severance benefits described below, termination of employment must be (i) by Great Western or a successor employer other than for "cause" (as such term is defined in the EMC Agreements) or (ii) by the executive because of a material breach of the

EMC Agreement by Great Western or a successor employer which is not cured within fifteen days after receipt of notice thereof. The EMC Agreements provide that, following a qualifying termination, the executive is entitled to receive (a) a lump sum payment equal to the product of (1) the sum of (A) the executive's annual base salary plus (B) the executive's target bonus under Great Western's Annual Incentive Plan for Executive Officers (the "Executive Officer Incentive Plan") in respect of the year in which such termination occurs (or the year in which the change in control occurs, whichever is greater) and (2) the number three, and (b) a pro-rata target bonus under the Executive Officer Incentive Plan in respect of the year in which such termination occurs, provided, that if the termination occurs during the same year in which the change in control occurs, the amount described in this clause (b) will be offset by any payments received under the Executive Officer Incentive Plan in connection with the change in control. In addition, the executive would be entitled to continuation of welfare-type benefits for three years following such termination. Mr. Maher's EMC Agreement provides that he may elect to terminate his employment, without a material breach by Great Western or a successor employer, and receive the benefits described above during the period commencing no earlier than eighteen months following a change in control of Great Western and ending no later than the second anniversary of such change in control; provided, that the eighteen-month minimum period shall not apply if, at any time during the first year following such change in control, more than 50% of the non-employee members of the Great Western Board as of the date immediately preceding the change in control are no longer members of the Great Western Board; and provided further, that, if Mr. Maher elects to so terminate his EMC Agreement, cash benefits which would become payable will be reduced by 25%. If any payments received by an executive under his or her EMC Agreement or any other benefit plan, agreement or arrangement in which such executive participates would be subject to an excise tax ("Excise Tax") under Section 4999 of the Code, he or she will be entitled to receive any additional amount necessary to make such executive whole with respect to such Excise Tax. If the value of the aggregate payments which are contingent upon a change in control of Great Western ("parachute payments") is less than specified Code limits that currently approximate three times the average of an executive's compensation for the prior five years (the "Section 280G Limit") for any reason (including that some or all of such entitlement does not constitute a parachute payment), the executive is entitled to receive the
Section 280G Limit. Consummation of the Washington Mutual/Great Western Merger will constitute a change in control of Great Western for purposes of the EMC Agreements. If the employment of the seven executive officers of Great Western were terminated on or about the effective date of the Washington Mutual/Great Western Merger under circumstances entitling them to severance benefits under the EMC Agreements, such officers would be entitled to the following approximate amounts in respect of the benefits described in clause (a) above: Mr. Maher, $4,386,000; Mr. Pappas, $2,160,000; Mr. Schenck, $2,160,000; Mr. Geuther,
$1,920,000; Mr. Sims, $1,632,000; Mr. Erikson, $1,512,000; and Ms. Studenmund,
$1,680,000. There would be no amounts payable in respect of clause (b) under these circumstances; the pro-rata target bonus amounts payable to such officers upon a change in control of Great Western are set forth below under "Great Western Cash-Based Incentive Plans."

     Consulting Agreement. Great Western has entered into a consulting agreement (the "Consulting Agreement") with Mr. James F. Montgomery, the Chairman and former Chief Executive of Great Western, that has a term which expires December 31, 2000 and which provides, among other things, that Mr. Montgomery will serve as Chairman of the Board of Great Western for a term ending no earlier than December 31, 1997. If, during the term of the Consulting Agreement, Great Western or its successor materially breaches the Consulting Agreement and fails to cure such breach within fifteen days of notice thereof, Mr. Montgomery is entitled to terminate the Consulting Agreement and receive, among other things, his consulting fees ($485,000 per year) and continuation of his benefits under Great Western's executive medical program until the expiration of the term. If, during the term of the Consulting Agreement, there should occur a change in control of Great Western, Mr. Montgomery may, within 6 months after he first has knowledge of such event, elect to terminate the Consulting Agreement and receive the benefits described in the immediately preceding sentence. If the Consulting Agreement were terminated on or about the effective date of the Washington Mutual/Great Western Merger under circumstances entitling him to termination benefits described above, Mr. Montgomery would be entitled to approximately $1,657,000 in respect of consulting fees.

     Supplemental Retirement Plans. Great Western's Supplemental Executive Retirement Plan (the "SERP") provides that if, prior to, or within 24 months following, a change in control of Great Western, an executive officer's employment is terminated under circumstances which would entitle such officer to receive the severance benefits payable under his or her EMC Agreement, such officer will be entitled to receive (i) for executive officers who have attained age 55 for purposes of the SERP, immediate commencement of retirement benefits that are not actuarially reduced for early retirement, or (ii) for executive officers who have not attained age 55 for purposes of the SERP, vesting of his or her accrued retirement benefits as of such termination and commencement of payment on such officer's attainment (or deemed attainment) of age 55, without reduction for commencement prior to normal retirement. SERP participants will be entitled to an additional 3 years of age and service credit as of their termination date in calculating the amount and commencement date of their retirement benefits. If the employment of the seven executive officers of Great Western were terminated on or about the effective date of the Washington Mutual/Great Western Merger under circumstances entitling them to the benefits described above under the SERP, such officers would be entitled to the following approximate annual benefit: Mr. Maher, $950,000; Mr. Pappas, $357,870; Mr. Schenck, $324,029; Mr. Geuther, $310,848; Mr. Sims, $39,596; Mr. Erikson,
$238,252; and Ms. Studenmund, $121,864. The preceding amounts represent the aggregate benefit which the individual will be entitled to receive under the SERP generally in the form of a single-life annuity: these aggregate amounts are subject to adjustment based on actual 1997 compensation, and amounts received by the individual from Great Western's tax-qualified retirement plans (and for Mr. Schenck and Ms. Studenmund, benefits paid from tax qualified retirement plans of previous employers) and Social Security payments will serve to offset and reduce these SERP benefits. Great Western's Retirement Restoration Plan provides for the vesting of benefits payable thereunder if a participant incurs a qualifying termination of employment prior to, or within 24 months following, a change in control of Great Western. Consummation of the Washington Mutual/Great Western Merger will constitute a change in control of Great Western for purposes of these plans.


     Deferred Compensation Plans. Great Western's deferred compensation plans provide for deferral until retirement of portions of a participant's income. Employee participants may also receive employer matching contributions under the plans. Amounts deferred under each of these plans are credited with earnings based upon rates applicable to U.S. Treasury Notes, which rates increase based upon years of participation in such plan. The plans provide for full vesting (where applicable) of employer matching contributions upon a change in control of Great Western or if an employee participant incurs a termination of employment under circumstances that would entitle such employee participant to receive severance benefits under his or her EMC Agreement (if such participant is an executive officer) or, if the employee is not an executive officer, under the Special Severance Plan (as defined below) (whether or not a participant in such Plan). In addition, if an employee participant's employment is terminated under the circumstances described in the immediately preceding sentence, such participant is entitled to be credited with the fully enhanced earnings rate on his or her account balance. A participant may, prior to a change in control, elect to receive the full amount of his or her account balances in a lump sum within 45 days following such change in control, and may, during the 2-year period following a change in control, elect to receive 95% of his or her account balances in a lump sum. Consummation of the Washington Mutual/Great Western Merger will constitute a change in control of Great Western for purposes of these plans. The account balances of the executive officers of Great Western under the deferred compensation plans as of the effective date of the Washington Mutual/Great Western Merger will be approximately the following (all of these amounts became vested prior to the Washington Mutual/Great Western Merger except as noted in the immediately following sentence): Mr. Maher, $4,758,000; Mr. Pappas, $132,000; Mr. Schenck, $89,000; Mr. Geuther, $794,000; Mr. Sims, $0; Mr.
Erikson, $29,000; and Ms. Studenmund, $106,000. The following approximate amounts represent that portion of the executive officers' total account balances which is attributable to crediting the fully enhanced earnings rate: Mr. Maher, $266,000; Mr. Pappas, $0; Mr. Schenck, $2,500; Mr. Geuther, $39,000; Mr.
Erikson, $0; and Ms. Studenmund, $2,400. The following fully vested amounts are currently credited to the accounts of the non-employee members of the Great Western Board: Mr. Alexander, $723,500; Mr. Christie, $454,500; Mr. Frank, $189,100; Mr. Giovenco, $831,200; Mr. Gryp, $187,200; Mr. Hernandez, $187,600;
Mr. Miller, $490,600; Mr. Montgomery, $2,490,600; Ms. Siegel, $204,500; and Mr.
Wood, $209,400.

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

     Great Western Equity-Based Incentive Awards. The provisions of the Merger Agreement relating to the conversion of Great Western Stock Options outstanding under Great Western Stock Plans into stock options for Washington Mutual Common Stock are described under "The Washington Mutual/Great Western
Merger -- Conversion of Great Western Capital Stock." Pursuant to the terms of the Great Western Stock Plans, upon consummation of the Washington Mutual/Great Western Merger, each Great Western Common Stock Option held by employees and directors will become immediately exercisable, all shares of restricted stock will immediately vest free of restrictions and all other awards granted thereunder will become fully vested and exercisable. As of April 1, 1997, the seven executive officers of Great Western held unvested Great Western Stock Options with respect to the following number of shares of Great Western Common Stock at the indicated weighted average exercise price: Mr. Maher, 406,250 shares at $25.821; Mr. Pappas, 137,500 shares at $24.384; Mr. Schenck, 197,024 shares at $25.765; Mr. Geuther, 150,000 shares at $25.300; Mr. Sims, 60,028 shares at $31.250, Mr. Erikson, 100,000 shares at $25.775; and Ms. Studenmund, 97,500 shares at $27.846. As of April 1, 1997, certain of these executive officers of Great Western held shares of restricted stock, as follows: Mr. Maher, 43,750 shares; Mr. Pappas, 18,750 shares; Mr. Schenck, 5,386 shares, Mr. Geuther, 15,000 shares; and Mr. Erikson, 7,500 shares. As of April 1, 1997, all other employees of Great Western, as a group, held unvested Great Western Stock Options with respect to 3,079,226 shares at a weighted average exercise price of $25.082. As of April 1, 1997, Mr. Montgomery held unvested Great Western Stock Options with respect to 153,750 shares at a weighted average exercise price of $20.436, and held 43,750 shares of restricted stock; and each other non-employee member of the Great Western Board held unvested Great Western Stock Options with respect to 3,750 shares at a weighted average exercise price of $27.875.

     Great Western Cash-Based Incentive Awards. Great Western maintains separate cash-based incentive plans for the benefit of its executive officers and its subsidiaries' senior officers, respectively. Each of these plans provides that, within five days following a change in control of Great Western, a participant will receive a pro-rata portion of such participant's target bonus for the year in which such change in control occurs. The consummation of the Washington Mutual/Great Western Merger will constitute a change in control of Great Western for purposes of these cash-based incentive plans. Assuming that the consummation of the Washington Mutual/Great Western Merger takes place on the date currently anticipated, the seven executive officers of Great Western would be entitled to receive, within five days thereafter, the following approximate amounts in respect of the pro-rata portion of such individual's 1997 target bonus: Mr. Maher, $351,000; Mr. Pappas, $158,000; Mr. Schenck, $146,000; Mr. Geuther; $140,000; Mr. Sims, $119,000; Mr. Erikson, $110,000; and Ms.
Studenmund, $123,000. These amounts are in addition to any severance benefits which may be paid to executive officers under the EMC Agreements, to participants in the Special Severance Plan and to certain participants under the Severance Plan (each as defined below); however, the amounts payable upon a change in control of Great Western under these cash-based incentive plans will offset any pro-rata bonus which may become payable under the EMC Agreements and the Special Severance Plan as a part of severance benefits, if such pro-rata bonus becomes payable during the year in which a change in control occurs.

     Umbrella Trusts. Great Western maintains two "rabbi trusts" (the "Trusts") for the purposes of funding benefits payable under the following Great Western benefit plans and agreements: the EMC Agreements; the Great Western deferred compensation plans; the SERP; the Retirement Restoration Plan; the Consulting Agreement; supplemental retirement benefit for Mr. Firmin A. Gryp, a director of Great Western; and Great Western's retirement plan for directors. Each of the Trusts provides for full funding thereof upon the occurrence of certain events which would anticipate a change in control of Great Western. The Trusts are funding vehicles for benefits payable to participants in the plans and agreements funded thereby and do not provide any separate or additional benefits. The delivery of the Original Ahmanson Proposal on February 17, 1997 constituted such an event.

EMPLOYEE MATTERS

     Employee Benefit Plans. The Merger Agreement provides that for a period of at least one year from and after the Effective Time, Washington Mutual will provide to employees of Great Western immediately prior to

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

the Effective Time ("Great Western Employees") compensation and benefits on terms no less favorable in the aggregate than those provided to similarly situated employees of Washington Mutual. For purposes of all employee benefit plans of Washington Mutual or its subsidiaries in which Great Western Employees participate from and after the Effective Time (including all policies and employee fringe benefit programs, including vacation policies, of Washington Mutual or its subsidiaries but excluding Washington Mutual's Service Award Plan) and under which an employee's benefit depends, in whole or in part, on length of service, credit will be given to Great Western Employees for service previously credited with Great Western or its subsidiaries prior to the Effective Time to the extent that such crediting of service does not result in duplication of benefits, provided that Washington Mutual will determine each Great Western Employee's length of service in a manner consistent with Washington Mutual's customary practice with respect to its employees. Washington Mutual will also cause each employee benefit plan in which Great Western Employees participate from and after the Effective Time to waive (i) any preexisting condition restriction which was waived under the terms of any analogous Great Western employee benefit plan immediately prior to the Effective Time or (ii) any waiting period limitation which would otherwise be applicable to a Great Western Employee on or after the Effective Time to the extent such Great Western Employee had satisfied any similar waiting period limitation under an analogous Great Western employee benefit plan prior to the Effective Time. For a period of three years, in the case of those beneficiaries who are entitled to participate in such program pursuant to employment agreements, or two years, in the case of those beneficiaries who are otherwise entitled to participate in such program, commencing on the Effective Time, Washington Mutual has agreed that it will continue to maintain Great Western's Executive Medical Program, on terms no less favorable than those in effect as of March 5, 1997, for the benefit of those Great Western Employees who are as of the date of the Merger Agreement eligible to participate in such Program.

     Pursuant to the Merger Agreement, Washington Mutual has agreed to honor in accordance with their terms all of Great Western's employee benefit plans ("Great Western Plans"), provided that Washington Mutual will be entitled to terminate such plans, agreements and arrangements in accordance with their terms and applicable law. In addition, Washington Mutual and Great Western have agreed that consummation of the Washington Mutual/Great Western Merger will constitute a "Change in Control" for purposes of Great Western's employee benefit plans that contain change in control provisions and have agreed to honor such change in control provisions, including, but not limited to, the accelerated vesting and/or payment of equity-based awards under Great Western's employee benefit plans. Great Western has agreed to make no further mortgage loans to employees under the Great Western employee home loan program; to amend the Great Western retiree medical plans so that no additional retirees shall become entitled to continuing medical insurance benefits thereunder; and to amend Great Western's 401(k) plan prior to Closing so that participant loans are no longer available.

     SEVERANCE PLANS. Great Western has adopted for the benefit of its senior vice presidents (and officers of equivalent rank) and first vice presidents (and officers of equivalent rank) a severance plan (the "Special Severance Plan") which provides for certain benefits to be paid and provided in the event of a qualifying termination of employment prior to, or during the two-year period following, a change in control of Great Western. Approximately 33 Great Western employees participate in the Special Severance Plan at the senior vice president level, and approximately 81 Great Western employees participate in the Special Severance Plan at the first vice president level. In order to qualify for the severance benefits described below, termination of employment must be (i) by Great Western or a successor employer other than for "cause" or (ii) by the executive for "good reason" (as each such term is defined in the Special Severance Plan). The Special Severance Plan provides that, following a qualifying termination, a participant is entitled to receive (a) a lump sum payment equal to two times (for senior vice presidents and officers of equivalent rank) or one and one-half times (for first vice presidents and officers of equivalent rank) the sum of (1) such executive's annual base salary and (2) such executive's target bonus under Great Western's annual incentive program for the year in which the termination of employment occurs (or the year in which the change in control occurs, whichever is higher), and (b) a pro-rata bonus for the year during which the termination of employment occurs, provided, that if the termination occurs during the same year in which the change in control occurs, the amount described in this clause (b) will be offset by any payments received under Great Western's annual incentive program in connection with the change in control. In addition, the executive will be entitled to the

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

continuation of welfare-type benefits for 24 months (in the case of senior vice presidents and officers of equivalent rank) or 18 months (in the case of first vice presidents and officers of equivalent rank). The Special Severance Plan provides that no payment will be made to a participant that would be nondeductible by reason of Section 280G of the Code. Consummation of the Washington Mutual/Great Western Merger will constitute a change in control of Great Western for purposes of the Special Severance Plan.

     Great Western has also adopted a broad-based severance plan (the "Severance Plan") for the benefit of eligible Great Western Employees who are not offered a comparable position by an acquiring company or whose employment is terminated within twelve months of a change in control of Great Western. Eligible employees may receive the following benefits and payments: 60 days' non-working notice pay; one month's salary for every full year of service, payable at such employee's election in a lump sum or pursuant to Great Western's payroll policies (subject to a four-month minimum and sixteen-month maximum); continuation of group insurance coverage for a period corresponding to the aggregate number of months of non-working notice pay and severance pay (but not if severance is paid in a lump sum); additional contribution credits under Great Western's retirement plan and credit for additional service for purposes of calculating benefits thereunder; extension of mortgage loans under Great Western's employee home loan program so long as the employee resides in the residence; and certain other benefits.

ACCOUNTING TREATMENT

     The Washington Mutual/Great Western Merger is intended to be treated as a pooling of interests for accounting purposes. Accordingly, under generally accepted accounting principles, the assets and liabilities of Great Western will be recorded on the books of Washington Mutual at their values on the books of Great Western at the time of consummation of the Washington Mutual/Great Western Merger. If completed as proposed, no goodwill will be created as a result of the Washington Mutual/Great Western Merger.

     Pursuant to the Merger Agreement, each of Great Western and Washington Mutual are required to use its reasonable best efforts to deliver from each party who may be deemed to be an "affiliate" of such party (collectively, the "Affiliates") for the purposes of SEC Accounting Series Release No. 130 as amended by Release No. 135, to the other party an Affiliate Letter, pursuant to which, among other things, each Affiliate agrees, with certain limited exceptions, not to sell or otherwise dispose of any interest in the Great Western Common Stock, or the Washington Mutual Common Stock during the period commencing 30 days preceding the Effective Date until such time as consolidated financial results covering at least 30 days of post-Merger combined operations of Washington Mutual and Great Western have been published.

NO APPRAISAL OR DISSENTERS' RIGHTS

     Great Western. Great Western Stockholders and holders of Great Western Preferred Stock do not have any appraisal rights under Delaware law in connection with the Washington Mutual/Great Western Merger Proposal or the consummation of the transactions contemplated thereby.

     Washington Mutual. Washington Mutual shareholders do not have dissenters' rights under Washington law in connection with the Washington Mutual/Great Western Merger, the Share Issuance/Merger Proposal or the Articles Amendment Proposal.

EXCHANGE OF CERTIFICATES AND DEPOSITARY RECEIPTS; FRACTIONAL SHARES

     Great Western. At or prior to the Effective Time, Washington Mutual will deposit, or cause to be deposited, with an exchange agent (the "Exchange Agent"), for the benefit of the holders of certificates of Great Western Common Stock and Great Western Preferred Stock, certificates representing the shares of Washington Mutual Common Stock and Series F Preferred Stock (and cash in lieu of fractional shares of Washington Mutual Common Stock, if applicable).

     As soon as is practicable after the Effective Time, and in no event later than ten business days thereafter, the Exchange Agent will mail a form of transmittal letter to the holders of certificates representing shares of Great Western Common Stock. The form of transmittal letter will contain instructions with respect to the surrender of such certificates in exchange for shares of Washington Mutual Common Stock (and cash in lieu of fractional shares of Washington Mutual Common Stock, if applicable).

     The Preferred Stock Depositary is the only holder of record of shares of the Great Western Preferred Stock, which is represented by the Great Western Depositary Shares. The Exchange Agent will effect the exchange of certificates representing the Great Western Preferred Stock for certificates representing the new Series F Preferred Stock in connection with the Washington Mutual/Great Western Merger. All holders of record of Great Western Depositary Shares evidenced by Great Western Depositary Receipts will be instructed to follow the exchange procedures outlined immediately below.

     Promptly after the Effective Time, the Preferred Stock Depositary will mail to each holder of record of Great Western Depositary Shares a notice advising the holder of the effectiveness of the Washington Mutual/Great Western Merger accompanied by a transmittal form (the "Depositary Receipt Transmittal Form"). The Depositary Receipt Transmittal Form will contain instructions with respect to the surrender of Great Western Depositary Receipts evidencing the Great Western Depositary Shares and will specify that delivery will be effected, and risk of loss and title to such Great Western Depositary Receipts will pass, only upon delivery of the Great Western Depositary Receipts to the Preferred Stock Depositary. Upon surrender in accordance with the instructions contained in the Depositary Receipt Transmittal Form to the Preferred Stock Depositary of Great Western Depositary Receipts evidencing the Great Western Depositary Shares, the holder thereof will be entitled to receive in exchange therefor New Washington Mutual Depositary Receipts evidencing the appropriate number of corresponding New Washington Mutual Depositary Shares.

     No dividends or other distributions declared with respect to Washington Mutual Common Stock or Series F Preferred Stock with a record date after the Effective Time will be paid to the holder of any certificate representing shares of Great Western Common Stock or Great Western Preferred Stock until such certificate has been surrendered for exchange. Holders of certificates representing shares of Great Western Common Stock or Great Western Preferred Stock will be paid the amount of dividends or other distributions with a record date after the Effective Time after surrender of such certificates, without any interest thereon.

     No fractional shares of Washington Mutual Common Stock will be issued to any holder of Great Western Common Stock upon consummation of the Washington Mutual/Great Western Merger. In lieu of each fractional share that would otherwise be issued, Washington Mutual will pay cash in an amount equal to such fraction multiplied by the average of the closing sale prices of Washington Mutual Common Stock on NASDAQ for the five trading days immediately preceding the date on which the Effective Time occurs. No interest will be paid or accrued on the cash in lieu of fractional shares payable to holders of such certificates. No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional share of Washington Mutual Common Stock that such holder otherwise would have been entitled to receive.

     None of Washington Mutual, NACI, Great Western, the Exchange Agent, the Preferred Stock Depositary or any other person would be liable to any former holder of Great Western Common Stock or a Great Western Depositary Receipt for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     If a certificate representing Great Western Common Stock has been lost, stolen or destroyed, the Exchange Agent will issue the consideration properly payable in accordance with the Merger Agreement upon receipt of appropriate evidence as to such loss, theft or destruction, appropriate evidence as to the ownership of such certificate or receipt by the claimant, and appropriate and customary indemnification.

     For a description of the differences between the rights of the holders of Washington Mutual Common Stock and Great Western Common Stock, see "Comparison of Rights of Holders of Great Western Common Stock and Washington Mutual Common Stock." For a description of Washington Mutual's capital stock, including the Series F Preferred Stock and the New Washington Mutual Depositary Shares, see "Description of Washington Mutual Capital Stock."

     Shares of Washington Mutual Common Stock and Preferred Stock issued and outstanding immediately prior to the Effective Time will remain issued and outstanding and be unaffected by the Washington

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

Mutual/Great Western Merger, and holders of such stock will not be required to exchange the certificates representing such stock or take any other action by reason of the consummation of the Washington Mutual/Great Western Merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     THE FOLLOWING IS A SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE WASHINGTON MUTUAL/GREAT WESTERN MERGER TO THE SHAREHOLDERS OF WASHINGTON MUTUAL AND THE STOCKHOLDERS OF GREAT WESTERN. THIS SUMMARY DOES NOT ADDRESS ALL THE TAX CONSEQUENCES OF THE WASHINGTON MUTUAL/GREAT WESTERN MERGER. EACH SHAREHOLDER'S INDIVIDUAL CIRCUMSTANCES MAY AFFECT THE TAX CONSEQUENCES OF THE WASHINGTON MUTUAL/GREAT WESTERN MERGER TO SUCH SHAREHOLDER. THIS SUMMARY MAY NOT APPLY TO CERTAIN CLASSES OF TAXPAYERS, INCLUDING, WITHOUT LIMITATION, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, FINANCIAL INSTITUTIONS, DEALERS IN SECURITIES, PERSONS WHO ACQUIRED OR ACQUIRE SHARES OF GREAT WESTERN STOCK PURSUANT TO THE EXERCISE OF DIRECTOR OR EMPLOYEE STOCK OPTIONS OR RIGHTS OR OTHERWISE AS COMPENSATION AND PERSONS WHO HOLD SHARES OF GREAT WESTERN STOCK IN A HEDGING TRANSACTION OR AS PART OF A STRADDLE OR CONVERSION TRANSACTION. IN ADDITION, NO INFORMATION IS PROVIDED HEREIN WITH RESPECT TO THE TAX CONSEQUENCES OF THE WASHINGTON MUTUAL/GREAT WESTERN MERGER TO SHAREHOLDERS UNDER APPLICABLE FOREIGN, STATE OR LOCAL LAWS. CONSEQUENTLY, EACH SHAREHOLDER IS URGED TO CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE WASHINGTON MUTUAL/GREAT WESTERN MERGER TO THAT SHAREHOLDER.

  WASHINGTON MUTUAL SHAREHOLDERS

     There will be no federal income tax consequences to the Washington Mutual shareholders as a result of either voting on the proposals described herein or the consummation of the Washington Mutual/Great Western Merger.

  GREAT WESTERN STOCKHOLDERS


     The Washington Mutual/Great Western Merger is expected to constitute a "reorganization" within the meaning of Section 368(a) of the Code. Consummation of the Washington Mutual/Great Western Merger is conditioned upon, among other things, the receipt by Great Western of an opinion of Skadden, Arps, Slate, Meagher & Flom LLP and the receipt by Washington Mutual of an opinion of Foster Pepper & Shefelman, each dated as of the Effective Time, to the effect that, on the basis of facts, representations and assumptions set forth therein, the Washington Mutual/Great Western Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The opinions will not, however, be binding upon the Internal Revenue Service (the "IRS") or the courts. No ruling from the IRS will be applied for with respect to the federal income tax consequences of the Washington Mutual/Great Western Merger. There can be no assurance that the IRS will agree with the conclusions set forth in this Joint Proxy Statement/Prospectus.


     Accordingly, such opinions will provide that no gain or loss will be recognized by holders of Great Western Common Stock or Great Western Preferred Stock who exchange such stock solely for Washington Mutual Common Stock or Series F Preferred Stock, respectively, pursuant to the Washington Mutual/Great Western Merger (except with respect to cash received in lieu of a fractional share interest in Washington Mutual Common Stock). The aggregate tax basis of the Washington Mutual Common Stock or Series F Preferred Stock received in the Washington Mutual/Great Western Merger will equal the aggregate tax basis of the Great Western Common Stock or Great Western Preferred Stock, as the case may be, surrendered in exchange therefor, reduced by the tax basis of the Great Western Common Stock allocable to any fractional share of Washington Mutual Common Stock in lieu of which cash is received. Provided that the Great Western Common Stock or Great Western Preferred Stock so surrendered was held as a capital asset as of the Effective Time, the holding period of the Washington Mutual Common Stock or Series F Preferred Stock received will include the holding period of shares of Great Western Common Stock or Great Western Preferred Stock surrendered in exchange therefor.



     Each Great Western Stockholder who receives cash in lieu of a fractional share of Washington Mutual Common Stock will be treated as receiving a distribution in redemption of such share interest. In general, such distribution in redemption will be treated as a payment in exchange for such share interest, subject to the provisions and limitations of Code Section 302 (which in certain circumstances could result in the receipt of cash being treated as a dividend). If treated as a payment in exchange for such share interest, gain or loss will be measured by the difference between the tax basis allocable to the fractional share and the amount of cash received therefor. Such gain or loss will be a capital gain or loss if the Great Western Common Stock was held as a capital asset as of the Effective Time. Such capital gain or loss will be treated as long-term capital gain or loss if the fractional share interest was held for more than one year as of the Effective Time.


  BACKUP WITHHOLDING

     The cash payments, if any, due holders of Great Western Common Stock (other than certain exempt entities and persons) pursuant to the Washington Mutual/Great Western Merger will be subject to a 31 percent backup withholding tax by the Exchange Agent under federal income tax law unless certain requirements are met. Generally, the Exchange Agent will be required to deduct and withhold the tax if (i) the stockholder fails to furnish a taxpayer identification number ("TIN") to the Exchange Agent or fails to certify under penalty of perjury that such TIN is correct, (ii) the IRS notifies the Exchange Agent that the stockholder has failed to report interest dividends or original issue discount in the past, or (iii) there has been a failure by the stockholder to certify under penalty of perjury that such stockholder is not subject to the 31 percent backup withholding tax. Any amounts withheld by the Exchange Agent in collection of the 31 percent backup withholding tax will generally be treated as a credit against the federal income tax liability of the stockholder from whom such tax was withheld. The TIN of an individual shareholder is the stockholder's Social Security Number.

     THE FOREGOING CONSTITUTES ONLY A GENERAL DESCRIPTION OF THE FEDERAL INCOME TAX CONSEQUENCES OF THE WASHINGTON MUTUAL/GREAT WESTERN MERGER TO GREAT WESTERN STOCKHOLDERS UNDER CURRENTLY EXISTING FEDERAL INCOME TAX LAWS, WITHOUT CONSIDERATION OF THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH STOCKHOLDER'S SITUATION. EACH GREAT WESTERN STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX AND FINANCIAL ADVISOR WITH REGARD TO THE EFFECT OF THE WASHINGTON MUTUAL/GREAT WESTERN MERGER ON SUCH STOCKHOLDER'S OWN SITUATION, INCLUDING ANY ESTATE, GIFT, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES ARISING OUT OF THE WASHINGTON MUTUAL/GREAT WESTERN MERGER AND/OR ANY SALE THEREAFTER OF WASHINGTON MUTUAL STOCK RECEIVED IN THE WASHINGTON MUTUAL/GREAT WESTERN MERGER.

DIVIDEND POLICY

  WASHINGTON MUTUAL

     Dividends may be paid on the Washington Mutual Common Stock as and when declared by the Washington Mutual Board out of funds legally available for the payment of dividends. The factors affecting this determination include Washington Mutual's long-term interests, current and projected earnings, adequacy of capitalization, expected asset and deposit growth as well as other financial conditions, legal, regulatory and contractual restrictions, and tax considerations.

     According to Washington law, Washington Mutual dividends may be paid only if, after giving effect to the dividend, Washington Mutual will be able to pay its debts as they become due in the ordinary course of business and Washington Mutual's total assets will not be less than the sum of its total liabilities plus the amount that would be needed, if Washington Mutual were to be dissolved at the time of the dividend, to satisfy the preferential rights of persons whose right to payment is superior to those receiving the dividend. Because Washington Mutual is a holding company, its ability to pay dividends to its shareholders is also dependent on the ability of WMBfsb, WMB and other subsidiary operations to pay dividends to Washington Mutual.

     The two series of outstanding Washington Mutual Preferred Stock rank prior to the Washington Mutual Common Stock and to all other classes and series of equity securities of Washington Mutual, other than any classes or series of equity securities of Washington Mutual ranking on a parity with the Washington Mutual Preferred Stock.

     The rights of holders of Washington Mutual Preferred Stock to receive dividends is noncumulative. Accordingly, if the Washington Mutual Board fails to declare a dividend on any dividend payment date, the holders of Washington Mutual Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date and Washington Mutual will have no obligation to pay the dividend accrued for such period, whether or not dividends are declared payable on any future dividend payment dates.

     Full dividends on Washington Mutual Preferred Stock must be declared and paid or set apart for payment for the most recent dividend period ended before
(i) any dividend (other than in Washington Mutual Common Stock) on stock junior to the Washington Mutual Preferred Stock ("Junior Stock") may be declared or paid or set aside for payment or other distribution made upon the Washington Mutual Common Stock or on any other Junior Stock or (ii) Junior Stock is redeemed (or any moneys are paid to or made available for a sinking fund for the redemption of any share of any such stock) or any Junior Stock or stock on a parity with Preferred Stock ("Parity Stock") is purchased or otherwise acquired by Washington Mutual for any consideration except by conversion into or exchange for Junior Stock.

     The Washington Mutual Board may issue Washington Mutual Preferred Stock that is entitled to such dividend rights as the Washington Mutual Board may determine, including priority over Washington Mutual Common Stock in the payment of dividends.

  GREAT WESTERN

     Holders of shares of Great Western Common Stock are entitled to receive dividends from funds legally available therefor when, as and if declared by the Great Western Board. Each quarter, the Great Western Board considers the payment of dividends. The factors affecting this determination include Great Western's long-term interests, current and projected earnings, adequacy of capitalization, expected asset and deposit growth, as well as other financial conditions, legal, regulatory and contractual restrictions, and tax considerations.

RESALE OF WASHINGTON MUTUAL COMMON STOCK RECEIVED BY GREAT WESTERN COMMON STOCKHOLDERS

     The shares of Washington Mutual Common Stock to be issued to Great Western Stockholders upon consummation of the Washington Mutual/Great Western Merger have been registered under the Securities Act and may be traded freely without restriction by those stockholders who are not deemed to be "affiliates" of Great Western or Washington Mutual, as that term is defined in rules promulgated under the Securities Act.

     Shares of Washington Mutual Common Stock received by those stockholders of Great Western who are deemed to be "affiliates" of Great Western at the time of the Great Western Meeting may be resold without registration under the Securities Act only as permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act.

                               WASHINGTON MUTUAL
GENERAL

     Washington Mutual is a regional financial services company committed to serving consumers and small to mid-sized businesses throughout the Western United States. Through its subsidiaries, Washington Mutual engages in the following activities:

     - MORTGAGE LENDING AND CONSUMER BANKING ACTIVITIES. Through its principal subsidiaries, Washington Mutual Bank ("WMB"), American Savings Bank, F.A. ("ASB"), and Washington Mutual Bank fsb ("WMBfsb"), at December 31, 1996, Washington Mutual operated 413 consumer financial centers and 96 loan centers offering a full complement of mortgage lending and consumer banking products and services. In 1996, WMB was the leading originator of first-lien, single-family residential loans in Washington and Oregon, and ASB was the second largest such originator in California.

     - COMMERCIAL BANKING ACTIVITIES. Through the commercial banking division of WMB, at December 31, 1996, Washington Mutual operated 48 full-service business branches offering a range of commercial banking products and services to small and mid-sized businesses. WMB commenced its commercial banking activities through the acquisition of Enterprise Bank of Bellevue, Washington in 1995 and Western Bank of Coos Bay, Oregon in 1996.

     - INSURANCE ACTIVITIES. Through WM Life Insurance Company and ASB Insurance Services Inc., Washington Mutual underwrites and sells annuities and sells a range of life insurance contracts, and selected property and casualty insurance policies.

     - SECURITIES ACTIVITIES. Through ASB Financial Services, Inc., Murphey Favre, Inc. and Composite Research and Management Co. ("Composite Research"), Washington Mutual offers full service securities brokerage and acts as the investment advisor to and the distributor of mutual funds.

     Washington Mutual operates in Washington, California, Oregon, Utah, Idaho, Montana, Arizona, Colorado and Nevada. At December 31, 1996, Washington Mutual had consolidated assets of $44.6 billion, deposits of $24.1 billion and stockholders' equity of $2.4 billion. Based on deposits, Washington Mutual was at that date the second largest banking organization in Washington and the 28th largest in the United States.

PRINCIPAL HOLDERS OF WASHINGTON MUTUAL COMMON STOCK


     The following table sets forth information regarding beneficial ownership of Washington Mutual Common Stock by each person known to Washington Mutual to have owned more than 5% of the outstanding shares of the Washington Mutual Common Stock on May 9, 1997. The following is based solely on statements filed with the Commission or other information believed by Washington Mutual to be reliable. Each of the named shareholders has sole voting and investment power with respect to the shares shown, except as noted below.



                   NAME AND ADDRESS              SHARES OF COMMON STOCK
                  OF BENEFICIAL OWNER              BENEFICIALLY OWNED         PERCENT OF CLASS
        ---------------------------------------  ----------------------       ----------------
        Robert M. Bass.........................        11,546,451(2)                9.14%
          201 Main Street, Suite 3100
          Fort Worth, Texas 76102
        FMR Corp...............................         6,481,795(3)                5.13%
          82 Devonshire Street
          Boston, Massachusetts 02109


---------------

(1) Includes 1,901,276 shares held in escrow for the benefit of Keystone Holdings Partners, L.P. ("KH Partners") and its transferees pursuant to the merger agreement dated July 21, 1996, as amended November 1, 1996, by and among Washington Mutual, KH Partners, Keystone Holdings, Inc. and certain of its subsidiaries (the "Keystone Merger Agreement"). Pursuant to the Keystone Merger Agreement, shares of common stock received by KH Partners and a governmental entity were placed in escrow pending the outcome of certain litigation between Keystone Holdings, Inc. and the United States of America. Pursuant to the escrow, KH Partners and its transferees have the sole right to vote the Washington Mutual Common Stock received by KH Partners while it is in escrow. KH Partners has distributed such voting rights to its partners in accordance with their sharing percentages, and Mr. Robert M. Bass ("Mr. Bass"), as a limited partner of KH Partners, may therefore be deemed to be the beneficial owner of such 1,901,276 shares as to which voting rights have been distributed to him.

(2) A Schedule 13D was filed by Mr. Bass; Acadia Partners, L.P. ("Acadia"), a Delaware limited partnership; Acadia FW Partners, L.P. ("Acadia FW"), a Delaware limited partnership; Acadia MGP, Inc. ("Acadia MGP"), a Texas corporation; J. Taylor Crandall ("Mr. Crandall"); Capital Partnership, a Texas general partnership ("Capital"); Margaret Lee Bass 1980 Trust, a trust existing under the laws of Texas ("MLBT"); Panther City Investment Company, a Texas corporation ("Panther City"); W. Robert Cotham ("Mr. Cotham"); KH Carl Partners, L.P., a Delaware limited partnership ("KH Carl"); Bernard J. Carl ("Mr. Carl"); Rosecliff New American 1988 Partners, L.P., a Delaware limited partnership ("Rosecliff"); and Daniel J. Doctoroff ("Mr. Doctoroff"). The Schedule 13D indicated that based on overlapping employment and investment relationships, Mr. Bass, Acadia, Acadia FW, Acadia MGP, Mr. Crandall, Capital, MLBT, Panther City, W. Cotham, KH Carl, Mr. Carl, Rosecliff and Mr. Doctoroff may be deemed to constitute a "group" within the meaning of section 13(d)(3) of the Exchange Act, although the foregoing persons expressly disclaimed that any such "group" exists.


     Acadia beneficially owns 6,215,004 shares of Washington Mutual Common Stock and based on their relationship to Acadia, each of Acadia FW, Acadia MGP and Mr. Crandall, as President and sole stockholder of Acadia MGP, may also be deemed the beneficial owner of these 6,215,004 shares. Capital owns 1,126,946 shares of Washington Mutual Common Stock and based on their relationship to Capital, MLBT, Panther City and Mr. Cotham may each also be deemed to be the beneficial owner of these 1,126,946 shares. Rosecliff owns 1,062,535 shares of Washington Mutual Common Stock and Mr. Doctoroff, as sole general partner of Rosecliff, also beneficially owns these 1,026,535 shares. Mr. Carl beneficially owns 2,298,162 shares of Washington Mutual Common Stock, of which 555,514 shares are owned by KH Carl.


(3) Includes 5,928,815 shares owned by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp.

PRINCIPAL HOLDERS OF WASHINGTON MUTUAL PREFERRED STOCK


     Washington Mutual knows of no person who owns more than 5% of the outstanding shares of either the Series C Preferred or the Series E Preferred, as of May 9, 1997.


SECURITY OWNERSHIP OF WASHINGTON MUTUAL BY DIRECTORS AND EXECUTIVE OFFICERS


     The following table and accompanying footnotes provides a summary of the beneficial ownership of the Washington Mutual Common Stock, Series C Preferred and Series E Preferred as of May 9, 1997, including options to acquire shares of Common Stock which are exercisable within 60 days of such date, by (i) directors, (ii) Washington Mutual's Chief Executive Officer, (iii) the four highest compensated executive officers other than the Chief Executive Officer and (iv) the directors and executive officers as a group. The following summary is based on information furnished by the respective directors and officers. Each of the named directors and officers has sole voting and investment power with respect to the shares shown, except as noted below.



                                                                           COMMON STOCK(1)
                                                                           ----------------
                          NAME                     NUMBER OF SHARES        PERCENT OF CLASS
        ----------------------------------------- -------------------      ----------------
        Douglas P. Beighle.......................          14,520(2)(3)             *
        David Bonderman..........................       1,894,141(4)             1.50%
        J. Taylor Crandall.......................       6,549,755(5)             5.19%
        Roger H. Eigsti..........................           7,000(2)                *
        John W. Ellis............................          28,775(2)(6)             *
        Daniel J. Evans..........................          15,750(7)                *
        Anne V. Farrell..........................           4,000(8)(2)             *
        William P. Gerberding....................           6,335(2)                *
        Kerry K. Killinger.......................       1,044,224(9)                *
        Lee D. Lannoye...........................          97,153(10)               *
        Samuel B. McKinney.......................           5,250(8)                *
        Michael K. Murphy........................           6,750(2)(11)            *
        Deanna W. Oppenheimer....................          86,052(12)               *
        William G. Reed, Jr......................          27,375(2)(13)            *
        James H. Stever..........................          10,500(2)(14)            *
        Craig E. Tall............................         266,714(15)               *
        S. Liane Wilson..........................         180,062(16)               *
        All directors and executive officers as a
          group (20 persons).....................      10,604,137(4)(5)(17)       8.40%


---------------
* Less than 1%


 (1) Other than as set forth below, none of the above named officers and directors owned any shares of Series C Preferred or Series E Preferred as of May 9, 1997:


                      SERIES C PREFERRED                NUMBER OF SHARES     PERCENT OF CLASS
        ----------------------------------------------  ----------------     ----------------
        James H. Stever...............................        500 shares       less than 1%
        All directors and executive officers as a
          group.......................................        500 shares       less than 1%

 (2) Includes 3,000 shares issuable pursuant to stock options.

 (3) Includes 1,350 shares held in a Keogh Plan.

 (4) Includes 255,517 shares held in escrow for the benefit of KH Partners and its transferees pursuant to the Keystone Merger Agreement. Such shares were placed in escrow pending the outcome of certain litigation between Keystone Holdings, Inc. and the United States of America. Pursuant to the escrow, KH Partners and its transferees have the sole right to vote such Washington Mutual Common Stock received by KH Partners while it is in escrow. KH Partners has distributed such voting rights to its partners in accordance with their sharing percentages, and Mr. Bonderman, as a limited partner of KH Partners, may therefore be deemed to be the beneficial owner of such shares of the Washington Mutual

     Common Stock as to which voting rights have been distributed to him. Includes also 364,810 shares owned by KH Group Management, Inc. ("KH Group"), of which 60,952 shares are held in escrow for the benefit of KH Group and its transferees pursuant to the Keystone Merger Agreement. (See footnote 1 to the table in "Principal Holders of Washington Mutual Common Stock" above). KH Group, as a limited partner of KH Partners, may be deemed to be the beneficial owner of such shares of the Washington Mutual Common Stock as to which voting rights have been distributed to it.


 (5) Includes 6,215,004 shares owned by Acadia. Mr. Crandall is the president and sole stockholder of Acadia MGP, which is the managing general partner of Acadia FW, which is the sole general partner of Acadia, which is the direct beneficial owner of these 6,215,004 shares.


 (6) Includes 14,275 shares held in a Keogh plan and 1,500 shares held in trust for the benefit of Mr. Ellis' grandchildren.

 (7) Includes 5,175 shares held jointly with Mr. Evans' spouse and 7,575 shares held in a Keogh Plan, which is part of the Evans Family Revocable Trust, of which Mr. Evans and his spouse serve as co-trustees.

 (8) Includes 1,000 shares issuable pursuant to stock options.

 (9) Includes 463,916 shares issuable pursuant to stock options and 43,401 shares subject to divestiture under Washington Mutual's existing 1994 Restricted Stock Plan (the "Restricted Stock Plan") if Washington Mutual fails to achieve certain earnings goals.

(10) Includes 17,769 shares issuable pursuant to stock options and 9,384 shares subject to divestiture under the Restricted Stock Plan if Washington Mutual fails to achieve certain earnings goals.

(11) Includes 1,500 shares held jointly with Mr. Murphy's spouse.

(12) Includes 29,000 shares issuable pursuant to stock options and 14,076 shares subject to divestiture under the Restricted Stock Plan if Washington Mutual fails to achieve certain earnings goals.

(13) All shares are held jointly with Mr. Reed's spouse.

(14) Includes 800 shares held in the Stever Family Foundation, for which Mr. Stever is the President, and 4,500 shares are held jointly with Mr. Stever's spouse.

(15) Includes 94,666 shares issuable pursuant to stock options and 16,422 shares subject to divestiture under the Restricted Stock Plan if Washington Mutual fails to achieve certain earnings goals.

(16) Includes 81,833 shares issuable pursuant to stock options and 16,422 shares subject to divestiture under the Restricted Stock Plan if Washington Mutual fails to achieve certain earnings goals.

(17) Includes, in the aggregate, 752,335 shares issuable pursuant to stock options, and 133,722 shares subject to divestiture under the Restricted Stock Plan if Washington Mutual fails to achieve certain earnings goals.

                                 GREAT WESTERN

GENERAL

     Great Western, with consolidated assets of approximately $42.9 billion at December 31, 1996, is a savings and loan holding company organized in 1955 under the laws of the state of Delaware. The principal assets of Great Western are the capital stock of GW Bank and Aristar. GW Bank is a federally chartered stock savings bank and conducts most of its retail banking through 416 offices located in California and Florida. Real estate lending operations are conducted directly by GW Bank through more than 200 offices in 27 states with concentrations in California, Florida, Texas and Washington. Directly or through its subsidiaries, GW Bank also engages in mortgage banking, and other related financial services. Aristar conducts consumer finance operations through 502 offices in 23 states, most of which operate principally under the names Blazer Financial Services or City Finance Company and provide direct installment loans and related credit insurance services and purchase retail installment contracts.

PRINCIPAL HOLDERS OF GREAT WESTERN COMMON STOCK


     The following table sets forth the number of shares of each class of equity securities of Great Western beneficially owned as of May 9, 1997 (with the exception of shares held in Great Western's Employee Savings Plan, which are reported as of December 31, 1996), including stock options exercisable within 60 days of May 9, 1997, by each director and certain executive officers and by all directors and executive officers as a group (17 persons). Beneficial ownership is defined in accordance with the rules of the Commission and means generally the power to vote or dispose of securities, regardless of any economic interest.


                                                                                         PERCENT OF
                                                                AMOUNT AND NATURE OF     OUTSTANDING
                                                               BENEFICIAL OWNERSHIP OF     COMMON
                   NAME OF BENEFICIAL OWNER                    SHARES OF COMMON STOCK       STOCK
-------------------------------------------------------------- -----------------------   -----------
David Alexander...............................................           22,675(2)            (1)
H. Frederick Christie.........................................           26,250(2)            (1)
Charles D. Miller.............................................           30,460(3)            (1)
Stephen E. Frank..............................................           10,750(4)            (1)
John V. Giovenco..............................................           38,750(2)            (1)
Firmin A. Gryp................................................          103,644(2)(5)         (1)
Enrique Hernandez, Jr. .......................................            9,250(4)            (1)
James F. Montgomery...........................................          680,488(6)            (1)
Alberta E. Siegel.............................................           25,000(2)            (1)
Willis B. Wood, Jr. ..........................................           16,750(7)            (1)
John F. Maher.................................................          611,762(8)            (1)
J. Lance Erikson..............................................          119,959(9)            (1)
Carl F. Geuther...............................................          220,350(10)           (1)
Michael M. Pappas.............................................          249,525(11)           (1)
A. William Schenck, III.......................................           68,288(12)           (1)
Jaynie M. Studenmund..........................................           23,100(13)           (1)
Raymond W. Sims...............................................                0
All Directors and Executive Officers as a Group...............        2,218,251(14)          1.59%

---------------

 (1) Certain directors and executive officers share with their spouses voting and investment powers with respect to these shares. The percentage of shares beneficially owned by any director or executive officer does not exceed one percent of the outstanding shares of Common Stock.

 (2) Includes 21,250 shares subject to options granted to this Director under Great Western's 1988 Stock Option and Incentive Plan (the "1988 Incentive Plan").

 (3) Includes 18,750 shares subject to options granted to this Director under the 1988 Incentive Plan.

 (4) Includes 8,750 shares subject to options granted to this Director under the 1988 Incentive Plan.

 (5) Includes 112 shares held by the trustee under Great Western's Employee Savings Incentive Plan (the "Employee Savings Incentive Plan").

 (6) Includes 570,600 shares subject to options and 945 shares held by the Trustee under the Employee Savings Incentive Plan.

 (7) Includes 16,250 shares subject to options granted to this Director under the 1988 Incentive Plan.

 (8) Includes 396,137 shares subject to options granted to this Director under the 1988 Incentive Plan and 25 shares held by the Trustee under the Employee Savings Incentive Plan.

 (9) Includes 99,010 shares subject to options and 112 held by the Trustee under the Employee Savings Incentive Plan.

(10) Includes 179,845 shares subject to options.

(11) Includes 172,500 shares subject to options.

(12) Includes 49,762 shares subject to options.

(13) Includes 12,500 shares subject to options.

(14) Includes options to purchase 2,013,991 shares under employee stock options and 1,219 shares held in trust under the Employee Savings Incentive Plan with respect to which such persons have the right to direct the vote.

     The following entities are the only stockholders known to Great Western to be the beneficial owners of more than 5% of Great Western's equity securities. This information has been obtained from reports filed pursuant to Regulation 13D-G under the Exchange Act and the rules and regulations promulgated thereunder.

                                                                                         PERCENT OF
                                                                AMOUNT AND NATURE OF     OUTSTANDING
                                                               BENEFICIAL OWNERSHIP OF     COMMON
             NAME AND ADDRESS OF BENEFICIAL OWNER              SHARES OF COMMON STOCK       STOCK
-------------------------------------------------------------- -----------------------   -----------
Wellington Management Company LLP.............................        8,771,730(1)           6.37%
  75 State Street
  Boston, Massachusetts 02109
Vanguard/Windsor Funds, Inc. .................................        8,236,786(2)           5.98%
  Vanguard Financial Center
  Valley Forge, Pennsylvania 19482

---------------

 (1) Wellington Management Company ("WMC") has reported that it is an investment advisor and, as such, is considered beneficial owner in the aggregate of the shares listed in the table. WMC has declared that it has shared power to vote 53,902 of the shares and shared dispositive power over all of the shares shown in the table. The shares shown in the table for the Vanguard/Windsor Funds, Inc. are also included in the total amount reported in the table for WMC.

(2) Vanguard/Windsor Funds, Inc. ("Vanguard/Windsor") has reported that it is an investment company and, as such, is considered the beneficial owner in the aggregate of the shares listed in the table. Vanguard/Windsor has declared that it has sole power to vote or direct the vote and shared power to dispose or to direct the disposition of the shares shown in the table.

                   MANAGEMENT AND OPERATIONS OF WASHINGTON MUTUAL
                FOLLOWING THE WASHINGTON MUTUAL/GREAT WESTERN MERGER

     The estimates of cost savings, revenue enhancements and merger-related and other expenses described below are forward-looking statements that, while prepared on the basis of Washington Mutual's best judgments and currently available information regarding Great Western's business and the future operating performance of the two companies, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of either company, and upon assumptions with respect to future business decisions that are subject to change. Accordingly, there can be no assurance that such cost-savings and revenue enhancements will be realized in the amounts or within the time periods currently estimated, or that such charges for merger-related expenses will be as estimated. See "Risk Factors."

GENERAL

     The Merger Agreement provides for the merger of Great Western with and into NACI, with NACI as the surviving corporation. The separate existence of Great Western will cease upon completion of the Washington Mutual/Great Western Merger and stockholders of Great Western will become shareholders of Washington Mutual as described herein.

BOARD OF DIRECTORS

     At the Effective Time, four representatives mutually agreeable to Washington Mutual and Great Western will be added to the existing Washington Mutual Board to form the Board of Directors of the Combined Company. While there are no agreements, arrangements, or contracts to appoint any specific person to the Washington Mutual Board, it is expected that John F. Maher, the President and Chief Executive Officer of Great Western, will be one of the four representatives of Great Western chosen to serve on the Board of Directors of the Combined Company. Information regarding the existing Washington Mutual Board is set forth in the 1996 Washington Mutual 10-K and information regarding the existing Great Western Board is set forth in the 1996 Great Western 10-K, which are incorporated herein by reference. See "Incorporation of Certain Documents by Reference" and "Available Information."

OPERATIONS AFTER THE WASHINGTON MUTUAL/GREAT WESTERN MERGER

     General. Upon consummation of the Washington Mutual/Great Western Merger, it is anticipated that GW Bank will be merged with and into ASB, a wholly-owned subsidiary of Washington Mutual, with ASB as the surviving corporation. It is intended that at the effective date of such merger, ASB will change its name to Great Western Bank. The Combined Company intends to conduct its banking operations in California and Florida under the "Great Western Bank" name. Great Western Bank loan offices in Washington will be combined with existing Washington Mutual offices and operated under the "Washington Mutual Bank" name.

     Operations. The Combined Company intends to utilize the Washington Mutual marketing and sales products and systems which it has been installing in the ASB system and to provide these same products and systems to Great Western. Great Western's business banking programs will be retained and incorporated throughout the Combined Company, with a particular emphasis on business checking. Washington Mutual also intends to consolidate and coordinate the operations, sales, marketing and product selection of the broker-dealer subsidiaries of WMB, ASB and GW Bank. Washington Mutual and Great Western use the same information and data processing systems for certain major functions, including the Hogan system for deposit operations, the Alltel system for loan servicing and the EDS system for item processing. It is expected that Great Western's Hogan system will be upgraded to the more current version used by Washington Mutual and that the other systems will be converted into Washington Mutual's systems. Washington Mutual will also introduce its LoanWorks system for loan origination throughout the Great Western network.

     Cost Savings. Although no assurances can be given that any specific level of expense savings will be realized or as to the timing thereof, Washington Mutual currently expects to achieve substantial savings in the Combined Company's operating expense base, primarily through consolidation of back office operations, elimination of redundant corporate overhead and staff positions, consolidation of retail branches and loan offices, reduction of aggregate marketing expenses and implementation of integrated technology platforms into Great Western's operations in order to reduce loan origination, servicing and other operational costs. Although the amounts shown below are expressed as percentages of Great Western's expense base (as is industry practice), Washington Mutual expects that cost reductions will come from the operations of both companies. The following table provides details of the estimated cost savings by business division and period in which they are expected to be realized. All calculations are based on Great Western's 1997 budgeted expenses. The divisional cost savings are shown as a percentage of Great Western's gross divisional operating expenses.

                                                  % OF GWF               % OF GWF               % OF GWF
                                        1997      OPERATING     1998     OPERATING     1999     OPERATING
                                       AMOUNT(1)  EXPENSES     AMOUNT    EXPENSES     AMOUNT    EXPENSES
                                       -------    ---------    ------    ---------    ------    ---------
                                                             (DOLLARS IN MILLIONS)
Administration/Finance...............    $ 8           6%       $ 52         41%       $ 65         51%
Lending..............................     --          --          15         11          69         49
Corporate Operations.................     --          --          56         25          96         43
Retail Banking.......................      7           2          77         21          99         27
Subsidiaries.........................     --          --           8          5          11          7
                                       -------                 ------                 ------
     Total Pretax Cost Savings.......    $15                    $208                   $340
                                       =======                 ======                 ======
Total Pretax Cost Savings as a
  percentage of:
     Gross estimated operating
       expenses......................     --           2%         --         21%         --         35%
     Net estimated operating
       expenses(2)...................     --           2          --         23          --         38

---------------

(1) Consists primarily of savings in marketing and advertising costs and salaries and benefits for administrative and executive personnel and does not include any cost savings for branch or loan office consolidations.

(2) Net operating expenses are net of $85 million consisting principally of loan origination costs which are deferred and amortized over the life of the loans and various reimbursable costs.

     The cost savings estimated above are based on information provided by Great Western during Washington Mutual's due diligence investigation, the knowledge and experience that Washington Mutual has accumulated from its prior acquisitions and the following significant assumptions: (i) the closing of approximately 100 branch offices, in addition to the seven branches already scheduled for closure by Great Western, of the Combined Company in California and Florida; (ii) the closing of approximately 100 loan offices, including 38 offices already scheduled for closure by Great Western, of the Combined Company in California, Washington and other states; (iii) the consolidation of other bank premises and facilities and the outsourcing of the corporate properties management function; (iv) the adoption of a common branch operating system for the Combined Company, with an attendant reduction in per deposit account origination and maintenance costs; (v) the reduction of aggregate advertising expenditures due to market overlap between ASB and GW Bank locations and elimination of duplicative staff functions in marketing and research; (vi) the elimination of duplicative back office functions, particularly in the accounting, finance and human resources areas; (vii) a reduction in GW Bank's current cost to originate a loan (which brings such costs to a level that more closely approximates the industry average and is still above the comparable cost of such originations at Washington Mutual); and (viii) a reduction in the cost to service loans, again to a level that is below the current GW Bank cost but still above the current cost at Washington Mutual.

     Of the estimated annual cost savings of $340 million in 1999 described above, approximately $50 million is expected to be derived from the consolidation of retail branches. A substantial portion of the savings (approximately $169 million) are expected to be derived from the integration of information systems and other back office operations. Washington Mutual and Great Western use the same systems for many of their major information processing services (including the Hogan system for deposit operations and the Alltel system for loan servicing), and Washington Mutual believes this will significantly facilitate the integration process between the two companies.

     The projected cost savings were determined by first identifying (i) all back office functions of the two companies that are duplicative and can be consolidated in a single location and (ii) all other potential office consolidations. Subsequently, all fixed costs associated with consolidated back office functions and other consolidated offices (such as occupancy expense and management salaries and benefits) were identified as potential cost savings. In addition, variable costs were identified and adjusted to more closely approximate Washington Mutual's cost levels. This analysis involved both per unit cost comparisons (e.g. servicing costs per loan) and productivity comparisons (e.g. loans serviced per employee). This analysis resulted in additional projected cost savings. The phase-in of all cost savings was then projected based on Washington Mutual's estimates of the transaction closing date, the various system conversion dates and its estimated transition plan for systems integration.

     Washington Mutual did not derive these cost savings estimates by looking at amounts announced in connection with other recent transactions by other companies and does not believe that such a comparison would be useful or relevant to investors for several reasons. First, virtually all of the recent major transactions to which the Washington Mutual/Great Western Merger might be compared involved banks acquiring banks, and the cost structures of the companies involved in those transactions are not necessarily the same as for thrifts. Second, because the cost structure and efficiency levels of different financial institutions can vary significantly, Washington Mutual does not believe that comparisons to statistical averages are particularly useful in any given transaction. The only data publicly available on cost savings in other mergers relates to announced projections, rather than historical or actual results, and accordingly it is difficult to assess the reliability of this information for comparison purposes.

     Potential Revenue Enhancements. Washington Mutual anticipates that the Combined Company will be able to generate increased revenues as a result of the Washington Mutual/Great Western Merger and related changes to the two companies' existing business plans. The table below sets forth the estimated pretax amounts of these revenue enhancements and the time periods in which they will be generated. The amounts presented are estimates only, based on Washington Mutual's current best judgment after its initial review of Great Western's operations and business plan and on the assumptions as to capital ratios and asset growth set forth below. Washington Mutual does not believe that reliable data exists with respect to the amounts of projected revenue enhancements in comparable transactions and accordingly does not believe that a comparison with any such transactions is useful or relevant to investors. The projected revenue enhancements are incremental to current First Call estimates of future earnings of Great Western on a stand alone basis and do not include any potential increases over First Call estimates for Washington Mutual on a stand alone basis.

    INCREASE IN:                                                            1998     1999
                                    (DOLLARS IN MILLIONS)                   ----     ----
    Fee Income (pre-tax)..................................................  $ 60     $ 88
    Net Interest Income (pre-tax).........................................   113      246
                                                                             ---      ---
         Total............................................................  $173     $334
                                                                             ===      ===


     Fee Income Enhancement. Washington Mutual believes that the Combined Company will be able to enhance its fee income from retail operations. Washington Mutual has begun to introduce its Free Checking program into ASB's system and intends to expand the program into GW Bank following the Washington Mutual/Great Western Merger. Based on Washington Mutual's historical experience and the results of the recent introduction of Free Checking at ASB, Washington Mutual has assumed that GW Bank will open approximately 200,000 net new checking accounts per year in 1998 and 1999. Washington Mutual's historical experience has been that the introduction of Free Checking substantially increases the number of new checking accounts which correspondingly increases revenue from sales of related product enhancements, ATM usage, account related services and debit card use. Washington Mutual has assumed that each of these new accounts will produce approximately $200 per year of such fees.


     Washington Mutual also intends to implement new pricing policies for checking account services throughout GW Bank and ASB, which policies it believes are in line with competitive charges in their market areas. It is anticipated that the changes in pricing policies will contribute approximately $10 million of fee income enhancements in each of 1998 and in 1999. Additional income from new accounts is projected to provide approximately 50% of fee income enhancements in 1998 and approximately 60% in 1999. The balance of the projected increases in fee income include enhanced fees projected for certain other products of the Combined Company and its financial services subsidiaries.


     Net Interest Income. Washington Mutual estimates that, as a result of the Washington Mutual/Great Western Merger, pre-tax net interest income will increase by approximately $113 million in 1998 and $246 million in 1999 over the amounts that the two companies estimate they would have achieved on a stand-alone basis. This estimate is based on leveraging the additional capital generated by the Washington Mutual/Great Western Merger as follows: (i) net retained earnings resulting from the cost savings and fee income increases described above, after giving effect to the merger-related expenses and provision described below, (ii) retention of the capital which Great Western had intended to utilize in its stock repurchase program of up to 5 million shares (for which approximately $80 million was budgeted for 1997), and (iii) capital of Great Western in excess of approximately a 5% common equity to assets ratio. Washington Mutual anticipates that excess capital of approximately $155 million in 1997, $378 million in 1998 and $380 million in 1999 will be used to support incremental asset growth.


     The incremental asset growth is expected to be based on (i) increased loan production at Great Western resulting primarily from the introduction of new loan products from Washington Mutual and the installation of Washington Mutual's loan origination system throughout the GW Bank network, and (ii) increased retentions of loans in portfolio, including both higher retention levels at GW Bank and retention of loan originations anticipated for ASB that would otherwise have been sold under ASB's existing business plan due to capital levels of that company. The increased retention of loans is not expected to have a significant effect on the interest rate risk profile of the Combined Company since it is expected that the preponderance of the retained loans will be ARMs. Washington Mutual offers a wider selection of residential mortgage loan products than GW Bank, including ARMs tied to indices other than those currently used by GW Bank. Washington Mutual also offers three major loan product lines that historically have not been available at GW Bank: secured and unsecured installment loans, manufactured housing loans, and residential construction loans. In addition, Washington Mutual believes that its loan origination system will reduce the processing time of loan originations from that currently experienced by GW Bank, which Washington Mutual believes will be a significant competitive advantage in attracting new loan business. Washington Mutual's loan origination system is also expected to substantially reduce origination processing time and costs due to two major features: (1) Washington Mutual's utilization of a credit scoring process, which automates and standardizes underwriting (currently, approximately 50% of applications are underwritten within 24 hours); and (2) a streamlined appraisal process, which reduces the time required for approval by over one-half compared to a standard appraisal. Washington Mutual also collects appraisal fees on substantially all loan applications, which helps discourage cancelled applications.


     In making the estimate of increased pre-tax net interest income described above, Washington Mutual has assumed incremental asset growth at Great Western of approximately $3.1 billion in 1997 (from $42.9 billion at December 31, 1996), $7.4 billion in 1998 and $7.6 billion in 1999. It has further assumed that the weighted average pre-tax margin on these assets (adjusted for origination and credit costs) will be approximately 1.66% in 1998 and approximately 1.72% in 1999, and that the weighted average pre-tax interest rate spread will be approximately 1.46% in 1998 and 1.46% in 1999. These margins and spreads reflect management's estimates with respect to the expected mix of loan types in the additional retained loan originations. Although the higher retention rate assumed in this estimate will result in a $6.8 million and $5.0 million decrease in the gains on sale of loans recognized by Great Western and Washington Mutual in 1998 and 1999, respectively, it is expected to make a positive contribution to net interest income, as described above.

     For purposes of estimating incremental asset growth at Great Western, Washington Mutual assumed that loan originations at Great Western Bank in 1998 and 1999 would be comparable to GW Bank's average loan originations from 1993 to 1995 and that these loans will be retained as portfolio loans. Washington Mutual also assumed that the excess capital generated at GW Bank will enable the Combined Company to retain as portfolio loans excess ARM loan originations from ASB, which currently are being sold.

     The Combined Company intends to continue Washington Mutual's strategy of continuously analyzing returns on capital from various business activities and product lines and maintaining flexibility in the use of capital in order to take advantage of business opportunities that arise, whether through increased loan production, purchases of loans or mortgage-backed securities, or acquisitions of other companies. Washington Mutual anticipates that the Washington Mutual/Great Western Merger will provide the Combined Company with a stronger capital base and greater flexibility to pursue this growth strategy through efficient leveraging of capital and capital management strategies to facilitate that growth by allocating capital to the most productive business opportunities. Washington Mutual has no present intention of instituting a common stock repurchase program.

     Merger-Related Expenses and Addition to Loan Loss Reserve. Merger-related expenses of approximately $343 million (pre-tax) and a $100 million (pre-tax) addition to the loan loss reserve are expected to be recorded by Washington Mutual at the Effective Time. The merger-related expenses include the creation of reserves of $145 million for severance and management payments (which include all payments anticipated to be payable under all Great Western severance plans, including the Severance Plan adopted in the first quarter of 1997), $106 million for facilities and system conversion related expenses and $92 million for other expenses.

     The additional $100 million in loan loss provisions will be taken as a charge to earnings at the Effective Date. This additional loan loss provision is being provided principally because Washington Mutual's plan for managing certain of the loans in Great Western's portfolio differs from Great Western's and therefore requires different levels of reserves. Washington Mutual has identified an aggregate principal amount of approximately $1.0 billion of specific loans in Great Western's single family residential portfolio which were originated between 1989 and 1993 that it has concluded, on a preliminary basis, will be sold in one or more bulk sales, either as whole loans or in securitized form. These loans had a FICO credit score of 620 or less and also had original loan to value ratios of 90% or less, but due to declines in real estate values, currently have an estimated loan to value ratio of greater than 95%. Washington Mutual intends to reinvest the proceeds of these sales in other adjustable rate single-family loans similar to the loans being sold but originated in more recent years.

     As the loans in question currently do not exhibit attributes that would indicate an impairment requiring reserves in excess of those already provided by Great Western, Washington Mutual does not believe it would be appropriate to record this $100 million charge if it intended to retain those loans. Great Western's management does not believe that this judgment indicates that the existing loan loss reserves of Great Western are not reasonable.

     Management After the Merger. Washington Mutual is undertaking a review of its management needs following the Washington Mutual/Great Western Merger and intends to retain those personnel which it believes will contribute to the implementation of its business strategy.

                    PRO FORMA COMBINED FINANCIAL INFORMATION
                                  (UNAUDITED)

     The following pro forma combined unaudited consolidated statement of financial position as of December 31, 1996 and the pro forma combined unaudited consolidated statements of income for the three years ended December 31, 1996 are based upon the historical consolidated financial statements of Washington Mutual and Great Western as previously filed with the Commission under the Exchange Act, and incorporated by reference in this Joint Proxy Statement/Prospectus, and should be read in conjunction with those consolidated financial statements and related notes. These combined unaudited pro forma condensed financial statements are not necessarily indicative of the operating results that would have been achieved had the Washington Mutual/Great Western Merger been consummated as of the beginning of the periods presented and should not be construed as representative of future operating results. These combined unaudited pro forma condensed financial statements give effect to the Washington Mutual/Great Western Merger by combining the results of operations of Washington Mutual and Great Western using the "pooling-of-interests" method of accounting.

                        PRO FORMA COMBINED CONSOLIDATED
                        STATEMENT OF FINANCIAL POSITION

                                                                   DECEMBER 31, 1996
                                      ---------------------------------------------------------------------------
                                                                           PRO FORMA
                                                                         ADJUSTMENTS(1)               PRO FORMA
                                      WASHINGTON       GREAT       --------------------------         INCLUDING
                                        MUTUAL        WESTERN       DEBIT      CREDIT    REF.       GREAT WESTERN
                                      -----------   ------------   --------   --------   ----       -------------
                                                                (DOLLARS IN THOUSANDS)
                                                                      (UNAUDITED)
ASSETS
Cash and cash equivalents............ $   831,063   $    834,292   $          $145,000     1(b)      $ 1,428,355
                                                                                92,000     1(b)
Trading account securities...........       1,647             --                                           1,647
Available-for-sale securities........   9,111,274      7,827,071                                      16,938,345
Held-to-maturity securities..........   2,860,347      1,618,709                                       4,479,056
Loans, net of the allowance for loan
  losses.............................  30,103,386     30,717,320               100,000     1(b)       60,720,706
Loans held for sale..................     227,390        105,872                                         333,262
REO and other real estate............     103,111        159,997                                         263,108
Premises and equipment...............     482,391        552,422               106,000     1(b)          928,813
Goodwill and other intangible
  assets.............................     133,509        285,991                                         419,500
Other assets.........................     697,807        772,898                                       1,470,705
                                      -----------    -----------   --------   --------               -----------
         Total assets................ $44,551,925   $ 42,874,572   $     --   $443,000               $86,983,497
                                      ===========    ===========   ========   ========               ===========
LIABILITIES
Deposits:
  Checking accounts.................. $ 2,979,962   $  4,577,626   $          $                      $ 7,557,588
  Savings and money market
    accounts.........................   6,842,061      6,744,210                                      13,586,271
  Time deposit accounts..............  14,258,118     17,264,937                                      31,523,055
                                      -----------    -----------   --------   --------               -----------
         Total deposits..............  24,080,141     28,586,773         --         --                52,666,914
Annuities............................     878,057             --                                         878,057
Federal funds and commercial paper...   1,052,000      1,101,506                                       2,153,506
Securities sold under agreements to
  repurchase.........................   7,835,453      4,197,666                                      12,033,119
Advances from the FHLB...............   7,241,492      2,769,933                                      10,011,425
Other borrowings.....................     676,986      2,432,708                                       3,109,694
Other liabilities....................     389,908      1,090,786    125,000                1(b)        1,355,694
                                      -----------    -----------   --------   --------               -----------
         Total liabilities...........  42,154,037     40,179,372    125,000         --                82,208,409
Great Western-obligated mandatorily
  redeemable preferred securities of
  Great Western subsidiary trust,
  holding solely $103,092,800
  aggregate principal amount of 8.25%
  subordinated deferrable interest
  notes, due 2025, of Great
  Western............................          --        100,000                                         100,000
STOCKHOLDERS' EQUITY
Preferred stock......................          --        165,000    165,000                1(a)               --
Common stock.........................          --        137,876    137,876                1(a)               --
Capital surplus......................     952,747        680,428               302,876     1(a)        1,936,051
Valuation reserve for
  available-for-sale securities......      41,666         76,959                                         118,625
Retained earnings....................   1,403,475      1,534,937    318,000                1(b)        2,620,412
                                      -----------    -----------   --------   --------               -----------
         Total stockholders'
           equity....................   2,397,888      2,595,200    620,876    302,876                 4,675,088
                                      -----------    -----------   --------   --------               -----------
         Total liabilities and
           stockholders' equity...... $44,551,925   $ 42,874,572   $745,876   $302,876               $86,983,497
                                      ===========    ===========   ========   ========               ===========
Book value per common share(2).......      $19.30         $17.63                                          $18.13
Number of common shares
  outstanding(2)..................... 118,142,285    137,875,955                                     242,230,645

                    NOTES TO PRO FORMA COMBINED CONSOLIDATED
                        STATEMENT OF FINANCIAL POSITION

(1) Statement of Financial Position. The pro forma adjustments reflected in the unaudited pro forma combined statement of financial position of Washington Mutual including Great Western as of December 31, 1996 give effect to the following adjustments:

     (a) Stockholders' equity of Great Western has been adjusted to give effect to the exchange of 660,000 shares of Great Western Preferred Stock and 137,875,955 shares of Great Western Common Stock for 660,000 shares of Series F Preferred Stock and 124,088,360 shares of Washington Mutual Common Stock. Pro forma adjusting entries are as follows:

                                                                  DEBIT        CREDIT
                                                                 --------     --------
                                                                      (DOLLARS IN
                                                                      THOUSANDS)
        Preferred stock........................................  $165,000
        Common stock...........................................   137,876
        Capital surplus........................................               $302,876

     (b) Merger-related Expenses. Merger-related expenses and addition to loan loss reserve anticipated to be recorded are included in the Pro Forma Including Great Western statement of financial position as of December 31, 1996. Merger-related expenses expected to be recorded by Washington Mutual are summarized in the following table (dollars in thousands):

        Additional loan loss reserves(*).................................  $ 100,000
        Severance and management payments................................    145,000
        Facilities and equipment.........................................    106,000
        Other expenses...................................................     92,000
                                                                           ---------
             Total expenses..............................................    443,000
        Tax benefit......................................................   (125,000)
                                                                           ---------
        Net expenses.....................................................  $ 318,000
                                                                           =========

          Pro forma adjusting entries are as follows:

                                                                  DEBIT        CREDIT
                                                                 --------     --------
                                                                      (DOLLARS IN
                                                                      THOUSANDS)
          Retained earnings -- net charges.....................  $318,000
          Other liabilities -- tax benefit.....................   125,000
          Cash -- Severance and management premiums............               $145,000
          Cash -- Other expenses...............................                 92,000
          Loans -- Additional loan loss reserves...............                100,000
          Facilities and equipment.............................                106,000

          * See "Management and Operations of Washington Mutual Following the Washington Mutual/Great Western Merger -- Operations After the Merger -- Merger-Related Expenses and Addition to Loan Loss Reserve" for a discussion of the increase in the loan loss provision and merger-related expenses.

(2) Per Share Data. Washington Mutual's book value per common share of $19.30 and pro forma combined book value per common share of $18.13 as of December 31, 1996 were calculated using the following information:

                                                        WASHINGTON      PRO FORMA INCLUDING
                                                          MUTUAL           GREAT WESTERN
                                                       ------------     -------------------
                                                       (DOLLARS IN THOUSANDS)
        Stockholders' equity.........................  $  2,397,888        $   4,993,088
        Noncumulative Perpetual Series C
          Preferred Stock............................       (68,813)             (68,813)
        Noncumulative Perpetual Series E
          Preferred Stock............................       (49,250)             (49,250)
        Great Western Preferred Stock................            --             (165,000)
        Merger-related expenses......................            --             (318,000)
                                                       ------------     -------------------
        Total stockholders' equity attributable to
          common shares..............................  $  2,279,825        $   4,392,025
                                                        ===========       ==============
        Number of common shares outstanding(*).......   118,142,285          242,230,645

         (*) Does not include 8,000,000 shares of common stock issued to an escrow for the benefit of the shareholders of Keystone Holdings and the FRF and their transferees.

                        PRO FORMA COMBINED CONSOLIDATED

                              STATEMENTS OF INCOME

                                                            YEAR ENDED DECEMBER 31, 1996
                                               ------------------------------------------------------
                                                                                       PRO FORMA
                                                WASHINGTON          GREAT              INCLUDING
                                                  MUTUAL           WESTERN        GREAT WESTERN(1)(2)
                                               ------------     -------------     -------------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT
                                                               FOR PER SHARE AMOUNTS)
                                                                    (UNAUDITED)
INTEREST INCOME
Loans........................................  $  2,139,513     $   2,481,640        $   4,621,153
Investment and mortgage-backed securities....     1,003,410           704,784            1,708,194
Cash equivalents.............................         6,313            47,507               53,820
                                                 ----------        ----------           ----------
     Total interest income...................     3,149,236         3,233,931            6,383,167
INTEREST EXPENSE
Deposits.....................................     1,060,823         1,179,479            2,240,302
Borrowings...................................       897,406           676,435            1,573,841
                                                 ----------        ----------           ----------
     Total interest expense..................     1,958,229         1,855,914            3,814,143
                                                 ----------        ----------           ----------
       Net interest income...................     1,191,007         1,378,017            2,569,024
Provision for loan losses....................       201,512           196,158              397,670
                                                 ----------        ----------           ----------
       Net interest income after provision...       989,495         1,181,859            2,171,354
OTHER INCOME
Depositor fees...............................       102,597           179,871              282,468
Loan servicing fees..........................        41,303            45,684               86,987
Securities, annuities and other fees.........        53,350            88,850              142,200
Other operating income.......................        36,419             5,127               41,546
Gain on sale of loans........................        19,729            31,950               51,679
Gain (loss) on sale of other assets..........         5,866           (32,470)             (26,604)
                                                 ----------        ----------           ----------
     Total other income......................       259,264           319,012              578,276
OTHER EXPENSE
Salaries and employee benefits...............       336,065           438,604              774,669
Occupancy and equipment......................       124,278           179,617              303,895
Regulatory assessments.......................        43,171            65,100              108,271
SAIF special assessment......................       124,193           188,359              312,552
Data processing fees.........................        40,733            57,292               98,025
Other operating expense......................       159,541           278,536              438,077
Restructure expense..........................            --            68,293               68,293
Transaction-related expense..................       158,121                --              158,121
Amortization of goodwill and other intangible
  assets.....................................        27,672            37,722               65,394
REO operations...............................        11,530               726               12,256
                                                 ----------        ----------           ----------
     Total other expense.....................     1,025,304         1,314,249            2,339,553
                                                 ----------        ----------           ----------
       Income before income taxes and
          minority interest..................       223,455           186,622              410,077
Income taxes.................................        70,420            70,800              141,220
Provision (benefit) for payments in lieu of
  taxes......................................        25,187                --               25,187
                                                 ----------        ----------           ----------
       Income before minority interest.......       127,848           115,822              243,670
Minority interest in income of consolidated
  subsidiaries...............................        13,570                --               13,570
                                                 ----------        ----------           ----------
Net Income(3)................................  $    114,278     $     115,822        $     230,100
                                                 ==========        ==========           ==========
Net Income Attributable to Common Stock......  $     95,859     $      95,527        $     191,386
                                                 ==========        ==========           ==========
Net income per common share(3)(4):
  Primary....................................         $0.85             $0.69                $0.81
  Fully diluted..............................          0.85              0.69                 0.80
Average number of common shares used to
  calculate net income per common share(4):
  Primary....................................   112,858,781       138,505,046          237,513,322
  Fully diluted..............................   113,138,724       139,250,206          238,463,909

                        PRO FORMA COMBINED CONSOLIDATED

                              STATEMENTS OF INCOME

                                                            YEAR ENDED DECEMBER 31, 1995
                                               ------------------------------------------------------
                                                                                       PRO FORMA
                                                WASHINGTON          GREAT              INCLUDING
                                                  MUTUAL           WESTERN        GREAT WESTERN(1)(2)
                                               ------------     -------------     -------------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT
                                                               FOR PER SHARE AMOUNTS)
                                                                    (UNAUDITED)
INTEREST INCOME
Loans........................................  $  2,061,801     $   2,387,937        $   4,449,738
New West note receivable.....................        58,841                --               58,841
Investment and mortgage-backed securities....       790,696           806,496            1,597,192
Cash equivalents.............................         4,748            44,278               49,026
                                                 ----------        ----------           ----------
     Total interest income...................     2,916,086         3,238,711            6,154,797
INTEREST EXPENSE
Deposits.....................................     1,134,818         1,217,085            2,351,903
Borrowings...................................       788,618           719,497            1,508,115
                                                 ----------        ----------           ----------
     Total interest expense..................     1,923,436         1,936,582            3,860,018
                                                 ----------        ----------           ----------
       Net interest income...................       992,650         1,302,129            2,294,779
Provision for loan losses....................        74,987           177,050              252,037
                                                 ----------        ----------           ----------
       Net interest income after provision...       917,663         1,125,079            2,042,742
OTHER INCOME
Depositor fees...............................        79,017           154,862              233,879
Loan servicing fees..........................        29,315            55,159               84,474
Securities, annuities and other fees.........        49,679            74,161              123,840
Other operating income.......................        31,035            13,284               44,319
Gain on sale of loans........................         1,717             9,319               11,036
Gain (loss) on sale of other assets..........          (655)           10,233                9,578
Loss on sale of covered assets...............       (37,399)               --              (37,399)
FDIC assistance on covered assets............        55,630                --               55,630
                                                 ----------        ----------           ----------
     Total other income......................       208,339           317,018              525,357
OTHER EXPENSE
Salaries and employee benefits...............       313,304           441,366              754,670
Occupancy and equipment......................       110,981           179,654              290,635
Regulatory assessments.......................        54,909            66,365              121,274
Data processing fees.........................        36,538            60,847               97,385
Other operating expense......................       143,794           225,852              369,646
Transaction-related expense..................         2,000                --                2,000
Amortization of goodwill and other
  intangibles................................        28,306            40,286               68,592
REO operations...............................        10,682             5,605               16,287
                                                 ----------        ----------           ----------
     Total other expense.....................       700,514         1,019,975            1,720,489
                                                 ----------        ----------           ----------
       Income before income taxes and
          minority interest..................       425,488           422,122              847,610
Income taxes.................................       111,906           161,100              273,006
Provision (benefit) for payments in lieu of
  taxes......................................         7,887                --                7,887
                                                 ----------        ----------           ----------
       Income before minority interest.......       305,695           261,022              566,717
Minority interest in income of consolidated
  subsidiaries...............................        15,793                --               15,793
                                                 ----------        ----------           ----------
Net Income(3)................................  $    289,902     $     261,022        $     550,924
                                                 ==========        ==========           ==========
Net Income Attributable to Common Stock......  $    271,318     $     236,007        $     507,325
                                                 ==========        ==========           ==========
Net income per common share(3)(4):
  Primary....................................         $2.47             $1.72                $2.17
  Fully diluted..............................          2.42              1.71                 2.15
Average number of common shares used to
  calculate net income per common share(4):
  Primary....................................   109,944,477       137,111,074          233,344,444
  Fully diluted..............................   115,363,724       137,951,442          239,520,022

                        PRO FORMA COMBINED CONSOLIDATED

                              STATEMENTS OF INCOME

                                                             YEAR ENDED DECEMBER 31, 1994
                                                -------------------------------------------------------
                                                                                           PRO FORMA
                                                   WASHINGTON             GREAT         INCLUDING GREAT
                                                     MUTUAL              WESTERN         WESTERN(1)(2)
                                                -----------------     -------------     ---------------
                                                             (DOLLARS IN THOUSANDS, EXCEPT
                                                                FOR PER SHARE AMOUNTS)
                                                                      (UNAUDITED)
INTEREST INCOME
Loans.........................................    $   1,658,818       $   2,291,884       $ 3,950,702
New West note receivable......................          141,039                  --           141,039
Investment and mortgage-backed securities.....          494,387             304,886           799,273
Cash equivalents..............................            1,169              32,948            34,117
                                                     ----------          ----------        ----------
     Total interest income....................        2,295,413           2,629,718         4,925,131
INTEREST EXPENSE
Deposits......................................          852,666             950,299         1,802,965
Borrowings....................................          482,692             357,149           839,841
                                                     ----------          ----------        ----------
     Total interest expense...................        1,335,358           1,307,448         2,642,806
                                                     ----------          ----------        ----------
       Net interest income....................          960,055           1,322,270         2,282,325
Provision for loan losses.....................          122,009             206,379           328,388
                                                     ----------          ----------        ----------
       Net interest income after provision....          838,046           1,115,891         1,953,937
OTHER INCOME
Depositor fees................................           45,255             140,703           185,958
Loan servicing fees...........................           23,247              50,853            74,100
Securities, annuities and other fees..........           65,248              96,923           162,171
Other operating income........................           39,630               8,164            47,794
Gain on sale of loans.........................           23,488               7,012            30,500
Gain (loss) on sale of other assets...........           23,926              63,421            87,347
                                                     ----------          ----------        ----------
     Total other income.......................          220,794             367,076           587,870
OTHER EXPENSE
Salaries and employee benefits................          315,424             469,115           784,539
Occupancy and equipment.......................          102,403             199,048           301,451
Regulatory assessments........................           54,887              77,451           132,338
Data processing fees..........................           33,862              32,512            66,374
Other operating expense.......................          146,463             207,764           354,227
Amortization of goodwill and other intangible
  assets......................................           29,076              58,689            87,765
REO operations................................           13,402              31,854            45,256
                                                     ----------          ----------        ----------
     Total other expense......................          695,517           1,076,433         1,771,950
                                                     ----------          ----------        ----------
       Income before income taxes and minority
          interest............................          363,323             406,534           769,857
Income taxes..................................          109,880             155,300           265,180
Provision (benefit) for payments in lieu of
  taxes.......................................             (824)                 --              (824)
                                                     ----------          ----------        ----------
       Income before minority interest........          254,267             251,234           505,501
Minority interest in income of consolidated
  subsidiaries................................           13,992                  --            13,992
                                                     ----------          ----------        ----------
Net Income(3).................................    $     240,275       $     251,234       $   491,509
                                                     ==========          ==========        ==========
Net Income Attributable to Common Stock.......    $     221,691       $     226,219       $   447,910
                                                     ==========          ==========        ==========
Net income per common share(3)(4):
  Primary.....................................            $2.09               $1.69             $1.98
  Fully diluted...............................             2.06                1.69              1.97
Average number of common shares used to
  calculate net income per common share(4):
  Primary.....................................      106,245,127         133,769,724       226,637,879
  Fully diluted...............................      111,664,374         133,769,724       232,057,126

         NOTES TO PRO FORMA COMBINED CONSOLIDATED STATEMENTS OF INCOME

     (1) No pro forma adjustments are necessary.

     (2) Merger-related Expenses. Merger-related expenses anticipated to be recorded are not included in the Pro Forma Including Great Western statements of income for the three years ended December 31, 1996. Merger-related expenses expected to be recorded by Washington Mutual are summarized in the following table (dollars in thousands):

    Additional loan loss reserves(*).........................................  $ 100,000
    Severance and management payments........................................    145,000
    Facilities and equipment.................................................    106,000
    Other expenses...........................................................     92,000
                                                                               ---------
      Total expenses.........................................................    443,000
    Tax benefit..............................................................   (125,000)
                                                                               ---------
      Net expenses...........................................................  $ 318,000
                                                                               =========

     (*) See "Management and Operations of Washington Mutual Following the
         Washington Mutual/Great Western Merger -- Operations After the Merger -- Merger-Related Expenses and Addition to Loan Loss Reserve" for a discussion of the increase in the loan loss provision and the merger-related expenses.

     (3) "Net income from continuing operations" and "net income" are equal for the three years ended December 31, 1996.

     (4) Per Share Data. Fully diluted net income per common share for the three years ended December 31, 1996 were calculated using the following information:

                                                              YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------
                                                       1996             1995             1994
                                                   ------------     ------------     ------------
                                                               (DOLLARS IN THOUSANDS)
WASHINGTON MUTUAL
Net income.......................................  $    114,278     $    289,902     $    240,275
Preferred stock dividends:
  Noncumulative Perpetual, Series C..............        (6,276)          (6,384)          (6,384)
  Noncumulative Perpetual, Series E..............        (3,743)          (3,800)          (3,800)
  Noncumulative Convertible Perpetual Preferred
     Stock, Series D(*)..........................        (8,400)              --               --
                                                   ------------     ------------     ------------
Net income available to fully diluted common
  stock..........................................  $     95,859     $    279,718     $    230,091
                                                   ============     ============     ============
Average common shares used to calculate net
  income per common share:
  Primary........................................   112,858,781      109,944,477      106,245,127
  Dilutive effect of stock options and litigation
     shares(**)..................................       279,943               --               --
  Noncumulative Convertible Perpetual Preferred
     Stock, Series D.............................            --        5,419,247        5,419,247
                                                   ------------     ------------     ------------
  Fully diluted..................................   113,138,724      115,363,724      111,664,374
                                                   ============     ============     ============
PRO FORMA INCLUDING GREAT WESTERN
Net income.......................................  $    230,100     $    550,924     $    491,509
Preferred stock dividends:
  Noncumulative Perpetual, Series C..............        (6,276)          (6,384)          (6,384)
  Noncumulative Perpetual, Series E..............        (3,743)          (3,800)          (3,800)
  Noncumulative Convertible Perpetual Preferred
     Stock, Series D(*)..........................        (8,400)              --               --
  Great Western Preferred Stock..................       (20,295)         (25,015)         (25,015)
                                                   ------------     ------------     ------------
Net income available to fully diluted common
  stock..........................................  $    196,386     $    515,725     $    456,310
                                                   ============     ============     ============
Average common shares used to calculate net
  income per common share:
  Primary........................................   237,513,322      233,344,444      226,637,879
  Dilutive effect of stock options and litigation
     shares(**)..................................       950,587          756,331               --
  Noncumulative Convertible Perpetual Preferred
     Stock, Series D.............................            --        5,419,247        5,419,247
                                                   ------------     ------------     ------------
  Fully diluted..................................   238,463,909      239,520,022      232,057,126
                                                   ============     ============     ============

 (*)In 1996, for purposes of calculating fully diluted earnings per share, the assumed conversion of the Series D Preferred Stock was anti-dilutive.

(**)As part of the business combination with Keystone Holdings, 8,000,000 shares of Washington Mutual Common Stock, with an assigned value of $42.75 per share, were issued to an escrow for the benefit of the shareholders of Keystone Holdings and the FRF and their transferees. The Combined Company will use the treasury stock method to determine the effect of the shares upon the Combined Company's financial statements. At December 31, 1996, the dilutive effect of the 8,000,000 shares of Washington Mutual Common Stock on primary and fully diluted earnings per share was minimal.

                                   LITIGATION


     On February 18, 1997, Ahmanson filed a Verified Complaint for Declaratory and Injunctive Relief against Great Western and its directors (the "Ahmanson Complaint") in the Court of Chancery of the State of Delaware. The Ahmanson Complaint alleges, among other things, that: (i) the defendants have breached their fiduciary duties with respect to the Great Western Rights Plan; (ii) the adoption of any defensive measure by the defendants which has the effect of impeding, thwarting, frustrating or interfering with the Ahmanson Proposal would constitute a breach of the defendants' fiduciary duties; and (iii) the individual directors of Great Western have breached their fiduciary duties with respect to Section 203 of the DGCL (the "Delaware Business Combination Statute").


     Ahmanson seeks declaratory and injunctive relief as follows: (i) an order enjoining the defendants from adopting any defensive measure which has the effect of impeding, thwarting, frustrating or interfering with the Ahmanson Proposal; (ii) an order compelling the defendants to redeem the rights associated with the Great Western Rights Plan or to amend the Great Western Rights Plan so as to make it inapplicable to the Ahmanson Proposal; (iii) an order enjoining the defendants from taking any action pursuant to the Great Western Rights Plan that would dilute or interfere with Ahmanson's voting rights or otherwise discriminate against Ahmanson; (iv) an order compelling the defendants to approve the Ahmanson Proposal for the purposes of the Delaware Business Combination Statute; (v) an order enjoining the defendants from taking any action to enforce or apply the Delaware Business Combination Statute that would impede, thwart, frustrate or interfere with the Ahmanson Proposal; and
(vi) an order awarding Ahmanson its costs and expenses in the action.

     On February 26, 1997, Great Western and the individual defendants filed their Answer, and Affirmative Defenses to the Ahmanson Complaint and Great Western and the individual defendants filed its Counterclaims to the Ahmanson Complaint. In the Answer, Great Western and the individual defendants denied all of the material allegations raised by the Ahmanson Complaint and asserted affirmative defenses, including that: (i) the Ahmanson Complaint fails to state a claim on which relief can be granted; and (ii) Ahmanson is acting in its own self interest at the expense of Great Western and its stockholders and thus comes to Court with unclean hands. In its Counterclaims to the Ahmanson Complaint, Great Western seeks, among other things, declaratory and injunctive relief, including dismissal of the Ahmanson Complaint with prejudice and denial of the relief requested by Ahmanson. Ahmanson and Great Western have commenced discovery. Great Western and Ahmanson are currently in the process of responding to reciprocal requests for documents.

     Between February 18, 1997 and February 26, 1997, six complaints (the "Complaints") were filed against Great Western and its directors in the Court of Chancery of the State of Delaware by Fred T. Isquith, Harry Lewis, Bernard Bildstein, Charles Uttenreither, Melvyn Zupnick and Emil Schachter. Each action was brought on behalf of the plaintiff, individually, and as a purported class action on behalf of all stockholders of Great Western. The Complaints allege, among other things, that the defendants are violating their fiduciary duties owed to the stockholders of Great Western with respect to the Ahmanson Proposal. The plaintiffs generally seek: (i) an order declaring that the action may be maintained as a class action; (ii) an order preliminarily and permanently enjoining the defendants to consider and negotiate with respect to all bona fide offers or proposals for Great Western or its assets, in the best interests of Great Western Stockholders; and (iii) compensatory damages, the costs and disbursements of the action and such other and further relief as may be just and proper. In addition, certain plaintiffs seek judgments ordering Great Western's directors, individually, to announce their intention with respect to certain matters relating to the Ahmanson Proposal. Great Western and its directors deny the operative allegations of the Complaints and will file responses thereto as appropriate; however, answers have not been filed.

     On March 7, 1997, Ahmanson filed a Motion for Leave to File Amended and Supplemental Complaint against Great Western and its directors (the "Ahmanson Supplemental Complaint") in the Court of Chancery of the State of Delaware. In addition to the allegations made in the Ahmanson Complaint, the Ahmanson Supplemental Complaint further alleges, among other things, that: (i) the defendants have failed to create a level playing field by discriminatorily favoring other potential bidders to the exclusion of Ahmanson and by entering into the Merger Agreement; (ii) the defendants have actively and unlawfully sought to thwart its stockholders from exercising certain of their rights for the purpose of entrenchment; (iii) the defendants have failed to find the best value reasonably available; and (iv) the defendants have irreparably harmed Ahmanson by depriving it of the unique opportunity to acquire Great Western. Consequently, Ahmanson seeks additional declaratory and injunctive relief enjoining Great Western and the individual defendants from, among other things, discriminating against Ahmanson, delaying Great Western's annual meeting of stockholders, or taking steps to consummate the Washington Mutual/Great Western Merger or other transactions with Washington Mutual.

     On March 14, 1997, a complaint (an "Additional Complaint") was filed against Great Western and its directors in the Court of Chancery of the State of Delaware by Marcel Ullman and Joseph Sonnenberg. The Additional Complaint was brought on behalf of the plaintiffs, individually, and as a purported class action on behalf of all stockholders of Great Western. The Additional Complaint alleges, among other things, that the defendants are violating their fiduciary duties owed to the stockholders of Great Western by failing to hold an open and fair auction of Great Western, failing to negotiate the acquisition of Great Western with all interested parties, and failing to provide a level playing field through the use of a termination fee in the Merger Agreement and employment of a "poison pill." The plaintiffs generally seek: (i) an order declaring that the action may be maintained as a class action; (ii) an order that the defendants carry out their fiduciary duties and requiring them to respond in good faith to all bona fide potential acquirors of Great Western;
(iii) an order preliminarily and permanently enjoining implementation of Great Western's poison pill; (iv) an order rescinding the severance agreements to be paid to the defendants and the termination fee to be made to Washington Mutual; and (v) the costs and disbursements of the action and such other and further relief as may be just and proper. Great Western and its directors deny the operative allegations of the Additional Complaint; however, an answer has not yet been filed.


     On March 18, 1997, Fred T. Isquith, Harris Lewis, Bernard Bildstein, Charles Uttenreither and Emil Schachter filed an Amended Class Action Complaint against Great Western and its directors in the Court of Chancery of the State of Delaware (the "Amended Class Action Complaint"). The Amended Class Action Complaint alleges, among other things, that: (i) the individual defendants are violating their fiduciary duties owed to plaintiffs and other members of the class with respect to the Ahmanson Proposal; (ii) the individual defendants have violated their fiduciary duties with respect to certain actions taken in connection with the proposed merger between Great Western and Washington Mutual; and (iii) the individual defendants are acting to entrench themselves by favoring Washington Mutual at the expense and to the detriment of the public stockholders of Great Western. The plaintiffs seek judgments: (i) declaring that the action is a proper class action and certifying plaintiffs as class representatives; (ii) ordering the individual defendants to announce their intention with respect to certain matters relating to, among other things, the maximization of stockholder value and the employment of the Great Western Rights Plan; (iii) enjoining any transaction between Great Western and Washington Mutual which does not maximize stockholder value; (iv) declaring the approval of the termination fee to be paid to Washington Mutual in the event that the Merger Agreement is terminated to be a breach of fiduciary duty and rescinding it; (v) ordering the individual defendants, jointly and severally, to account to plaintiffs and the class for all damages suffered as a result of the acts and transactions alleged in the Amended Class Action Complaint; and (vi) awarding plaintiffs the costs and disbursements of the action and granting such other and further relief as may be just and proper. Great Western and its directors deny the operative allegations of the Amended Class Action Complaint; however, an answer has not yet been filed.


     On March 21, 1997, Ahmanson filed a second Motion for Leave to File Amended and Supplemental Complaint against Great Western and its directors (the "Ahmanson Second Supplemental Complaint") in the Court of Chancery of the State of Delaware and on April 14, 1997, pursuant to a stipulation among the parties, Ahmanson filed the Ahmanson Second Supplemental Complaint. In addition to the allegations made in the Ahmanson Complaint and the Ahmanson Supplemental Complaint, the Ahmanson Second Supplemental Complaint further alleges, among other things, that: (i) Great Western is attempting to impede Ahmanson's solicitation of consents by not recognizing March 13, 1997 as the record date for Ahmanson's solicitation of consents for the New Ahmanson Proposals; and (ii) Great Western has failed to make full disclosure of matters relating to the availability of the pooling of interests method of accounting for the

Washington Mutual/Great Western Merger. Consequently, Ahmanson seeks additional declaratory and injunctive relief compelling Great Western and the individual defendants to, among other things, (i) recognize March 13, 1997 as the record date for Ahmanson's solicitation of consents for the New Ahmanson Proposals; and
(ii) disclose certain information that Ahmanson alleges relates to the availability of pooling of interests accounting for the Washington Mutual/Great Western Merger.


     On April 9, 1997, Ahmanson filed a Complaint against Great Western pursuant to Section 225 of the DGCL (the "225 Complaint") in the Court of Chancery of the State of Delaware. The 225 Complaint alleges, among other things, that written consents executed by the record holders of a majority of the Great Western Common Stock outstanding on March 13, 1997 were delivered to Great Western on April 9, 1997 that were effective at the time of delivery to adopt the Annual Meeting By-law. Ahmanson seeks an order (i) declaring that the Annual Meeting By-law was duly and validly adopted on April 9, 1997; and (ii) compelling Great Western to hold its Annual Meeting on or before May 6, 1997.

     On April 11, 1997, Ahmanson filed an Amended Complaint against Great Western and, additionally, its directors (the "Amended 225 Complaint") in the Court of Chancery of the State of Delaware. In addition to the allegations made in the 225 Complaint, the Amended 225 Complaint alleges, among other things, that: (i) the Annual Meeting By-law was effective at the time the consents were delivered; and (ii) by their actions in announcing a May 9, 1997 record date and setting a meeting for election of directors for June 13, 1997, Great Western's directors violated the Annual Meeting By-law and the provision of Great Western's By-laws regarding special meetings, thereby breaching their fiduciary duties. In addition to the relief sought in the 225 Complaint, Ahmanson seeks an order enjoining Great Western from scheduling or holding any vote on any proposed transaction, including but not limited to the Washington Mutual/Great Western Merger, prior to two weeks following the certification of the election of directors.

     On April 18, 1997, Ahmanson filed a Motion for Leave to File a Second Amended Complaint against Great Western and its directors (the "Second Amended 225 Complaint") in the Court of Chancery of the State of Delaware. In addition to the allegations made in the 225 Complaint and the Amended 225 Complaint, the Second Amended 225 Complaint further alleged, among other things, that the Great Western directors breached their fiduciary duties and engaged in "unlawful manipulation of the corporate machinery" by changing the date of Great Western's Annual Meeting of Stockholders (the "Annual Meeting"). Consequently, Ahmanson seeks additional injunctive relief enjoining Great Western from scheduling or holding any vote on any proposed transaction, including but not limited to the Washington Mutual/Great Western Merger, for a "reasonable time" following the election of directors and enjoining Great Western from failing to comply with the Great Western By-laws regarding special meetings.


     On April 25, 1997, the Court of Chancery of the State of Delaware (i) granted, in part, Great Western and its directors' April 16, 1997 Motion to Dismiss and for a Protective Order by dismissing, insofar as it sought injunctive relief before the date of the Annual Meeting, Ahmanson's claim in the Second Amended 225 Complaint that the Great Western directors breached their fiduciary duties by manipulating the corporate machinery; and (ii) ordered limited discovery concerning the scheduling of the Annual Meeting for June 13, 1997.


     On April 28, 1997, Great Western filed a Complaint for Declaratory and Injunctive Relief against Ahmanson in the Court of Chancery of the State of Delaware and on April 29, 1997, Great Western filed an Amended Complaint for Declaratory Relief against Ahmanson (the "Amended Great Western Complaint") in the Court of Chancery of the State of Delaware. The Amended Great Western Complaint alleges, among other things, that an approximately 5.2 million share double vote occurred in connection with the Ahmanson consent solicitation resulting in a substantial overvote, that certain revocations and abstentions were not properly given effect and that certain Ahmanson consent cards indicating consent to one or more but not all of the proposals for which Ahmanson was soliciting consents were improperly counted as having consented to all of such proposals. Great Western seeks, among other things, an order declaring that there was an overvote entitling the inspectors of election to consider extrinsic evidence concerning the duplicate vote of approximately 5.2 million shares, that the revocations and abstentions at issue revoked previously given consents and that the Ahmanson consent cards as to which one or more but not all proposals were consented to constitute consent only as to the specific proposals marked. On May 1, 1997, Great Western and Ahmanson each requested that the independent inspectors retabulate the vote without giving effect to the double-counted shares and recertify the results of the Ahmanson consent solicitation.


     On May 1, 1997, Fred T. Isquith, Harry Lewis, Bernard Bildstein, Charles Uttenreither, and Emil Schachter filed a Motion for Leave to File Second Amended Class Action Complaint against Great Western and its directors in the Court of Chancery of the State of Delaware (the "Second Amended Class Action Complaint"). The Second Amended Class Action Complaint further alleges, among other things, that the defendants are: (i) violating their fiduciary duties by wrongfully manipulating the proxy solicitation machinery; (ii) failing to timely call a stockholder meeting in contravention of Great Western's By-laws; and (iii) interfering with and delaying the consideration of a slate of directors proposed by Ahmanson for election to the Board. Consequently, the plaintiffs seek additional relief including, among other things: (i) an order that the Great Western Board refrain from taking any action which impedes or interferes with the voting rights of Great Western stockholders; and (ii) an order that the Great Western Board schedule a stockholder meeting to elect directors on May 6, 1997 or as soon thereafter as practicable. The parties have agreed to initiate discovery on a limited basis.


     On May 6, 1997, Great Western and the individual defendants filed their Answer and Affirmative Defenses to the Ahmanson Second Supplemental Complaint. In the Answer, the defendants denied all of the material allegations raised by the Ahmanson Second Supplemental Complaint and asserted affirmative defenses, including that: (i) the Ahmanson Second Supplemental Complaint fails to state a claim on which relief can be granted; (ii) Ahmanson is acting in its own self interest at the expense of Great Western and its stockholders and thus comes to the Court with unclean hands; and (iii) Ahmanson's claims are not ripe.

     On May 7, 1997, Great Western and the individual defendants filed their Answer and Affirmative Defenses to the Ahmanson Second Amended 225 Complaint. In the Answer, the defendants denied all of the material allegations raised by the Ahmanson Second Amended 225 Complaint and asserted affirmative defenses, including that: (i) the Ahmanson Second Amended 225 Complaint fails to state a claim on which relief can be granted; (ii) Ahmanson is acting in its own self interest at the expense of Great Western and its stockholders and thus comes to the Court with unclean hands; and (iii) Ahmanson's claims are not ripe.


     On May 8, 1997, Ahmanson submitted a letter (the "May 8 Letter") to the Court of Chancery of the State of Delaware relating to its claims in the Second Amended 225 Complaint. In the May 8 Letter, Ahmanson (i) states that it is no longer seeking to advance the date of the Annual Meeting of Great Western Stockholders (the "Great Western Annual Meeting") forward from June 13, 1997, and (ii) requests that the Court require that the separate special meeting of stockholders of Great Western at which the Washington Mutual/Great Western Merger Proposal will be voted upon occur no earlier than six weeks after certification of the results of the Great Western Annual Meeting.



     On May 12, 1997, the Court of Chancery of the State of Delaware by letter denied Ahmanson's request for a conference to schedule expedited proceedings on Ahmanson's motion to require a six-week gap between the certification of results of the election of directors at the Great Western Annual Meeting and the vote by the Great Western Stockholders on the Washington Mutual/Great Western Merger Proposal. The Court stated that it would hold such a conference only after a date for such vote had been set and Ahmanson filed a motion seeking injunctive relief.


     Great Western and its directors intend to vigorously defend the claims in the Ahmanson Complaint, the Ahmanson Supplemental Complaint, the Complaints and the Additional Complaint, the Amended Class Action Complaint, the Ahmanson Second Supplemental Complaint, the 225 Complaint, the Amended 225 Complaint and the Second Amended Class Action Complaint.

             COMPARISON OF RIGHTS OF WASHINGTON MUTUAL SHAREHOLDERS
                         AND GREAT WESTERN STOCKHOLDERS

     Washington Mutual is incorporated under the laws of the State of Washington and Great Western is incorporated under the laws of the State of Delaware. Upon consummation of the Merger, the Great Western

Stockholders, whose rights as stockholders are currently governed by the DGCL, the Great Western Certificate of Incorporation and the Great Western Bylaws will upon the exchange of their Great Western Common Stock become holders of shares of Washington Mutual Common Stock and their rights as such will be governed by the WBCA, the Washington Mutual Articles, and the Washington Mutual Bylaws. The material differences between the rights of holders of Great Western Common Stock and Washington Mutual Common Stock, resulting from the differences in their governing documents and the application of the DGCL or the WBCA thereto, are summarized below.

     The following summary does not purport to be a complete summary and is qualified in its entirety by reference to the governing corporate documents of each of Washington Mutual and Great Western and applicable law. See "Incorporation of Certain Documents by Reference."

CAPITAL STOCK

     The Washington Mutual Articles currently authorize 350,000,000 shares of Washington Mutual Common Stock and 10,000,000 shares of Washington Mutual Preferred Stock. See "Description of Washington Mutual Capital Stock." If the Articles Amendment Proposal is approved at the Washington Mutual Meeting, the number of authorized shares of Washington Mutual Common Stock will be increased to 800,000,000.

     The Great Western Certificate currently authorizes 200,000,000 shares of Great Western Common Stock and 10,000,000 shares of Great Western Preferred Stock.

BOARD OF DIRECTORS

     The Washington Mutual Articles provide that the number of directors comprising the Washington Mutual Board shall be as stated in the Washington Mutual Bylaws, provided that the number of directors shall not be less than five. The Washington Mutual Board can amend the Washington Mutual Bylaws to change the number of directors without shareholder approval. The Washington Mutual Bylaws currently provide that the Washington Mutual Board shall consist of fifteen directors. The Washington Mutual Board is divided into three classes of as equal a number of directors as possible. The term of office of each different class is three years, each term expiring in a different year. Upon consummation of the Merger, the number of directors of the Combined Company will be increased to nineteen.

     The Great Western Certificate provides that the Great Western Board shall consist of such number of directors as determined in the Great Western Bylaws, and in the absence of such determination, the number of directors is set at thirteen. The Great Western Bylaws currently provide that the number of directors shall be eleven. The Great Western Board is divided into three classes of as equal a number of directors as possible. The term of office of each different class is three years, each term expiring in a different year.

MONETARY LIABILITY OF DIRECTORS

     The Washington Mutual Articles and the Great Western Certificate each provide for the elimination of personal monetary liability of directors to the fullest extent permissible under the laws of Washington and Delaware, respectively. The provision in the Washington Mutual Articles incorporates future amendments to Washington law with respect to the elimination of such liability.

VOTING RIGHTS


     Neither the Washington Mutual Articles nor the Great Western Certificate provide for cumulative voting in the election of directors. Upon consummation of the Merger, based on the capitalization of Washington Mutual and Great Western on May 9, 1997, Washington Mutual common shareholders and Great Western common stockholders will hold approximately 126,291,687 shares and 124,129,833 shares of common stock of the Combined Company, respectively, constituting approximately 50.4% and 49.6%, respectively, of the Combined Company's voting power. Consequently, following the Washington Mutual/Great Western Merger, neither Washington Mutual nor Great Western shareholders will possess the same relative voting power in the Combined Company as they possessed prior to the Washington Mutual/Great Western Merger.

INTERESTED SHAREHOLDERS

     The Washington Mutual Articles prohibit, except under certain circumstances, Washington Mutual (or any subsidiary of Washington Mutual) from engaging in certain significant business transactions with a "Major Stockholder" (defined as a person who, without the prior approval of the Washington Mutual Board, acquires beneficial ownership of five percent or more of the votes held by the holders of the outstanding shares of Washington Mutual's voting stock). Prohibited transactions include, among others, any merger with, disposition of assets to, acquisition by Washington Mutual of the assets of, issuance of securities of Washington Mutual to, or acquisition by Washington Mutual of securities of a Major Stockholder, or any reclassification of the voting stock of Washington Mutual or of any subsidiary beneficially owned by a Major Stockholder, or any partial or complete liquidation, spin off, split off or split up of Washington Mutual or any subsidiary. The above prohibitions do not apply, in general, if the specific transaction is approved by the Washington Mutual Board prior to the involvement of the Major Stockholder; a vote of at least eighty percent of the Continuing Directors (defined as those members of the Washington Mutual Board prior to the involvement of the Major Stockholder); a vote of ninety-five percent of the outstanding shares of Washington Mutual voting stock other than shares held by the Major Stockholder; or a supermajority vote of either the Washington Mutual Board or the holders of voting stock owned other than by any Major Stockholder. The Washington Mutual Articles also provide that during the time a Major Stockholder exists, Washington Mutual may voluntarily dissolve only upon the unanimous consent of the Washington Mutual shareholders or an affirmative vote of at least two-thirds of the Washington Mutual Board and the holders of at least two-thirds of both the shares entitled to vote on such a dissolution and of each class of shares entitled to vote on such a dissolution as a class, if any.

     The Great Western Certificate does not contain a similar provision.

REMOVAL OF DIRECTORS AND FILLING VACANCIES ON THE BOARD OF DIRECTORS

     The Washington Mutual Articles provide that directors may only be removed for "good cause" (which is not defined). Under the Washington Mutual Bylaws a director may be removed by the vote of the holders of a majority of the shares entitled to vote at an election of the director whose removal is sought. The Washington Mutual Bylaws also provide that a vacancy on the Washington Mutual Board arising through resignation, removal or death of an existing director, or by reason of an authorized increase in the number of directors, may be filled by the affirmative vote of four-fifths of the remaining directors, though less than a quorum.

     Under Delaware law, a director of a corporation with a classified board may be removed only for cause, unless the certificate of incorporation specifies otherwise. Great Western has a classified board of directors and the Great Western Certificate provides that directors may be removed only for cause. The Great Western Certificate provides that any vacancy, whether arising through death, resignation or removal of a director, or through an increase in the number of directors of any class, shall be filled by a majority vote of the remaining directors of the class in which the vacancy occurs or by the sole remaining director of that class if only one such director remains.

WASHINGTON MUTUAL RIGHTS PLAN

     Washington Mutual has adopted a shareholder rights plan (the "Washington Mutual Rights Plan") which provides that one right to purchase an additional share of common stock (the "Washington Mutual Rights") is attached to each outstanding share of Washington Mutual Common Stock. The Washington Mutual Rights have certain anti-takeover effects and are intended to discourage coercive or unfair takeover tactics and to encourage any potential acquirer to negotiate a price fair to all stockholders. The Washington Mutual Rights may cause substantial dilution to an acquiring party that attempts to acquire Washington Mutual on terms not approved by the Washington Mutual Board, but they will not interfere with any merger or other business combination that is approved by the Washington Mutual Board.

     The Washington Mutual Rights are not exercisable until the tenth day after a party acquires beneficial ownership of 20 percent or more of outstanding Washington Mutual Common Stock or commences or publicly announces for the first time a tender offer to do so. Each Washington Mutual Right entitles the holder

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to purchase one share of Washington Mutual Common Stock for an exercise price that is currently $26.67 per share. In the event, among certain other specified events, that an acquiring party thereafter gains control of 30 percent or more of the Washington Mutual Common Stock, any Washington Mutual Rights held by that party will be void and, for the next 60 days, all other holders of rights can receive that number of shares of Washington Mutual Common Stock having a market value of two times the exercise price of the Washington Mutual Right. The Washington Mutual Rights, which expire on October 26, 2000, may be redeemed by Washington Mutual for $0.0044 per right prior to being exercisable. Until a Washington Mutual Right is exercised, the holder of that Washington Mutual Right will have no rights as a shareholder of Washington Mutual, including, without limitation, the right to vote or to receive dividends.

GREAT WESTERN RIGHTS PLAN

     On June 27, 1995, the Great Western Board adopted a shareholder rights plan (the "Great Western Rights Plan") and declared a dividend of one right for each share of Great Western Common Stock outstanding on July 14, 1996, the expiration date of the shareholder rights plan adopted by the Great Western Board in June 1986.

     Like the Washington Mutual Rights Plan, the Great Western Rights Plan also has certain anti-takeover effects. In the event that any person or group acquires beneficial ownership of 15 percent or more of the outstanding shares of Great Western Common Stock other than pursuant to a "Qualifying Offer," as defined in the Great Western Rights Plan, each holder of a right, other than a right beneficially owned by the acquiring person, will thereafter have the right to receive upon exercise that number of shares of Great Western Common Stock having a market value of two times the exercise price of the right. In addition, if at any time following such acquisition of 15 percent or more of the outstanding Great Western Common Stock, Great Western is acquired in a merger or other business combination transaction or 50 percent or more of its consolidated assets or earning power are sold, other than resulting from a Qualifying Offer and meeting certain fair price criteria, each holder of a right will thereafter enjoy the right to receive, upon exercise of that right at the prevailing exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right. As with the Washington Mutual Rights Plan, the Great Western Rights Plan will not be triggered by a merger or business combination which is approved in advance by the Great Western Board.

                     CERTAIN DIFFERENCES BETWEEN WASHINGTON
                          AND DELAWARE CORPORATE LAWS

     The WBCA governs the rights of Washington Mutual shareholders and will govern the rights of Great Western stockholders who become shareholders of the Combined Company upon consummation of the Washington Mutual/Great Western Merger. The WBCA and the DGCL differ in many respects. Certain of the significant differences between the provisions of the WBCA and the DGCL that could materially affect the rights of Great Western stockholders are discussed below.

AMENDMENT OF ARTICLES/CERTIFICATES OF INCORPORATION

     Under the WBCA, with certain exceptions, amendments to a corporation's articles of incorporation must be recommended to the shareholders by the board of directors, unless the board of directors determines that because of conflict of interest or other special circumstances it should make no recommendation and communicates the basis for its determination to the shareholders with the amendment. All amendments to the Washington Mutual Articles must be approved by a majority of all the votes entitled to be cast by any voting group entitled to vote thereon unless another proportion is specified in the articles of incorporation, by the board of directors as a condition to its recommendation or by provisions of the WBCA. The Washington Mutual Articles require an amendment to the articles to receive the affirmative vote of the shareholders representing at least two-thirds of Washington Mutual's issued capital stock at any regular meeting or special meeting duly called for that purpose.

     Under the DGCL, amendments to a corporation's certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on such amendment, and if a class

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

vote on such amendment is required by the DGCL, a majority of the outstanding stock of such class, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the DGCL. The Great Western Certificate is silent as to any voting requirement necessary to amend the Great Western Certificate.

RIGHT TO CALL SPECIAL MEETING OF SHAREHOLDERS


     The WBCA provides that a special meeting of shareholders of a corporation may be called by its board of directors, by holders of at least 10 percent of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, or by other persons authorized to do so by the articles of incorporation or bylaws of the corporation. However, the WBCA allows the right of shareholders to call a special meeting to be limited or denied to the extent provided in the articles of incorporation. The Washington Mutual Articles provide that the Washington Mutual Board or any person authorized by the Washington Mutual Bylaws may call a special meeting. However, authority to call a special meeting is limited to holders of at least twenty-five percent of all the votes entitled to be cast on any issue to be considered at the proposed meeting. The Washington Mutual Bylaws extend authority to call a special meeting to the chairman of the Washington Mutual Board and to any one director making a written request to call such a meeting.


     Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Neither the Great Western Certificate nor the Great Western Bylaws authorize any other person to call a special meeting.

INDEMNIFICATION OF OFFICERS, DIRECTORS AND EMPLOYEES

     Under the WBCA, if authorized by its articles of incorporation, a bylaw adopted or ratified by shareholders, or a resolution adopted or ratified, before or after the event, by the shareholders, a corporation has the power to indemnify a director, officer or employee made a party to a proceeding, or advance or reimburse expenses incurred in a proceeding, under any circumstances, except that no such indemnification shall be allowed for: (a) acts or omissions of a director, officer or employee finally adjudged to be intentional misconduct or a knowing violation of the law; (b) conduct of a director, officer or employee finally adjudged to be an unlawful distribution; or (c) any transaction with respect to which it was finally adjudged that such director, officer or employee personally received a benefit in money, property or services to which the director, officer or employee was not legally entitled. The WBCA's legislative history suggests that a corporation may indemnify its directors, officers and employees for amounts paid in settlement of derivative actions, provided that the director's, officer's or employee's conduct does not fall within one of the categories set forth above. Generally, the Washington Mutual Bylaws provide that Washington Mutual shall indemnify its directors, officers and employees to the fullest extent permitted by the WBCA, including indemnification of persons seeking to enforce indemnification rights through a proceeding authorized by the Washington Mutual Board and initiated by such person.

     Under the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation, and, with respect to a criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. The Great Western Bylaws provide for the indemnification of its directors, officers and employees to the fullest extent authorized by the DGCL.

PROVISIONS AFFECTING CONTROL SHARE ACQUISITIONS AND BUSINESS COMBINATIONS


     The WBCA imposes restrictions on certain transactions between a corporation and certain significant shareholders. Subject to certain exceptions, pursuant to the Fair Price Provision, a merger, share exchange, sale of assets other than in the regular course of business, or dissolution of a corporation involving an Interested Shareholder owning beneficially 20 percent or more of the corporation's voting securities must be


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

approved by the holders of two-thirds of the corporation's outstanding voting securities, other than those shares held by an Interested Shareholder. This restriction does not apply if a majority of the board of directors, excluding Interested Directors, determine that the fair market value of the consideration received by as a result of the transaction by shareholders who are not Interested Shareholders is not less than the highest consideration paid by the Interested Shareholder for the corporation's shares during the preceding two years or if the transaction is approved by a majority of directors who are not affiliated with the Interested Shareholder. Although a Washington corporation may, in its original articles of incorporation, elect not to be covered by this provision, Washington Mutual has not done so.

     The WBCA also prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" with a person or group of persons who beneficially owns 10% or more of the voting securities of a target corporation (an "Acquiring Person") for a period of five years after the acquisition of such securities, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the date of the acquisition. The significant business transactions include, among other, merger or consolidation with, disposition of assets to or with, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the target corporation employed in Washington State as a result of the Acquiring Person's acquisition of 10% or more of the shares or allowing the Acquiring Person to receive any disproportionate benefit as a shareholder. Target corporations include domestic corporations with their principal executive offices in Washington and either a majority or over 1,000 of their employees resident in Washington. Washington Mutual believes it currently meets these standards and is subject to the statute. A corporation may not "opt out" of this statute.

     Section 203 of the DGCL prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years following the date that such person becomes an interested stockholder. With certain exceptions, an interested shareholder is a person or group who or which owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

     For purposes of Section 203, the term "business combination" is defined broadly to include mergers with or caused by the interested stockholder; sales or other dispositions to the interested shareholder (except proportionately with the corporation's other stockholders) of assets of the corporation or a subsidiary equal to ten percent or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock; the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder (except for certain transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the interested stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock); or receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

     The three-year moratorium imposed on business combinations by Section 203 does not apply if: (i) prior to the date at which such stockholder becomes an interested stockholder the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder; (ii) the interested stockholder owns 85% of the corporation's voting stock upon consummation of the transaction which made him or her an interested shareholder (excluding from the 85% calculation shares owned by directors who are also officers of the target corporation and shares held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer); or (iii) on or after the date such person becomes an interested shareholder, the board approves the business combination and it is also approved at a shareholder meeting by 66 2/3% of the voting stock not owned by the interested shareholder. Section 203 does not apply if the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under Section 203 of the proposed transaction which (i) constitutes certain (x) mergers or consolidations, (y) sales or other transfers of assets having an aggregate market value equal to 50% or more of the aggregate market value of all of the assets of the corporation determined on a consolidated basis or the

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

aggregate or the aggregate market value of all the outstanding stock of the corporation or (z) proposed tender or exchange offers for 50% or more of the corporation's outstanding voting stock; (ii) is with or by a person who was either not an interested stockholder during the last three years or who became an interested stockholder with the approval of the corporation's board of directors; and (iii) is approved or not opposed by a majority of the board members elected prior to any person becoming an interested stockholder during the previous three years (or their chosen successors).

     A Delaware corporation may elect not to be governed by Section 203 by a provision of its original certificate of incorporation or an amendment thereto or to the bylaws, which amendment must be approved by majority stockholder vote and may not be further amended by the board of directors. Such an amendment is not effective until 12 months following its adoption. Great Western has not opted out of Section 203.

MERGERS, SALES OF ASSETS AND OTHER TRANSACTIONS

     Under the WBCA, a merger or share exchange of a corporation must be approved by the affirmative vote of a majority of directors when a quorum is present, and by each voting group entitled to vote separately on the plan by two-thirds of all votes entitled to be cast on the plan by that voting group, unless another proportion is specified in the articles of incorporation. The Washington Mutual Articles provide for the affirmative vote of shareholders holding a majority of the outstanding voting shares to approve such a transaction.

     The WBCA also provides that, in general, a corporation may sell, lease, exchange or otherwise dispose of all, or substantially all, of its property, other than in the usual and regular course of business or dissolve if the board of directors recommends the proposed transaction to the shareholders and the shareholders approve the transaction by two-thirds of all the votes entitled to be cast in the transaction, unless another proportion is specified in the articles of incorporation. The Washington Mutual Articles provide for the affirmative vote of shareholders holding a majority of the outstanding voting shares to approve such a transaction.

     Under the DGCL, a merger, consolidation or sale of all, or substantially all, of the assets of a corporation must be approved by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote thereon, provided that no vote of stockholders of a constituent corporation surviving a merger is required (unless the corporation provides otherwise in its certificate of incorporation) if (a) the merger agreement does not amend the surviving corporation's certificate of incorporation, (b) each share of stock of the surviving corporation outstanding immediately prior to the merger is to be an identical outstanding or treasury share of the surviving corporation after the merger, and (c) the number of shares to be issued by the surviving corporation in the merger does not exceed twenty percent of the shares outstanding immediately prior to the merger. The Great Western Certificate does not require a higher percentage.

ACTION WITHOUT A MEETING

     Under the WBCA, shareholder action that may be taken at a shareholders' meeting may be taken without a meeting if written consents describing such action are signed by all shareholders entitled to vote thereon.

     Under the DGCL, unless otherwise provided in the certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. The Great Western Certificate contains no provision restricting action by written stockholder consent.

CLASS VOTING

     Under the WBCA, a corporation's articles of incorporation may authorize one or more classes of shares that have special, conditional or limited voting rights, including the right to vote on certain matters as a group. The articles of incorporation may not limit the rights of holders of a class to vote as a group with respect to certain amendments to the articles of incorporation and certain extraordinary transactions that adversely affect the rights of holders of that class. The Washington Mutual Articles authorize for issuance three series of preferred stock, no par value. Generally, each series is vested with class voting rights limited to (i) issuance or

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

authorization of any additional class of equity stock ranking prior to the series affected and (ii) any amendment of the Washington Mutual Articles which would adversely affect the powers, preferences or other rights or privileges of the series.

     The DGCL generally does not require class voting, except for amendments to the certificate of incorporation that change the number of authorized shares or the par value of shares of a specific class or that adversely affect such class of shares.

TRANSACTIONS WITH OFFICERS OR DIRECTORS

     The WBCA sets forth a safe harbor for transactions between a corporation and one or more of its directors. A conflicting interest transaction may not be enjoined, set aside or give rise to damages if: (i) it is approved by a majority of qualified directors (but no fewer than two); (ii) it is approved by the affirmative vote of the majority of all qualified shares after notice and disclosure to the shareholders or (iii) at the time of commitment, the transaction is established to have been fair to the corporation. For purposes of this provision, a "qualified director" is one who does not have either: (a) a conflicting interest respecting the transaction or (b) a familial, financial, professional or employment relationship with a second director who does have a conflicting interest respecting the transaction, which relationship would, in the circumstances, reasonably be expected to exert an influence on the first director's judgment when voting on the transaction. "Qualified shares" are defined generally as shares other than those beneficially owned, or the voting of which is controlled, by a director (or an affiliate of the director) who has a conflicting interest respecting the transaction.

     Under Delaware law, certain contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable because of such interest provided that certain conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under Delaware law, either (a) the stockholders or the board of directors must approve any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been "fair" as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved by a majority of disinterested directors (even though less than a majority of quorum).

DISSENTERS' RIGHTS

     Under the WBCA, a shareholder is entitled to dissent from and, upon perfection of the shareholder's appraisal right, to obtain the fair value of his or her shares in the event of certain corporate actions, including certain mergers, share exchanges, sales of substantially all assets of the corporation, and certain amendments to the corporation's articles of incorporation that materially and adversely affect shareholder rights.

     Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. Such appraisal rights are not available (a) with respect to the sale, lease or exchange of all or substantially all of the assets of a corporation, (b) with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 holders if such stockholders receive only shares of the surviving corporation or shares of any other corporation which are either listed on a national securities exchange or held of record by more than 2,000 holders, plus cash in lieu of fractional shares, or (c) to stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger because the merger agreement does not amend the existing certificate or incorporation, each share of the surviving corporation outstanding prior to the merger is an identical outstanding or treasury share after the merger, and the number of shares to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger and if certain other conditions are met.

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

DIVIDENDS

     Under the WBCA, a corporation may make a distribution in cash or in property to its shareholders upon the authorization of its board of directors unless, after giving effect to such distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business or
(ii) the corporation's total assets would be less than the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights of shareholders whose preferential rights are superior to those receiving the distribution.

     Delaware law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation.

                 DESCRIPTION OF WASHINGTON MUTUAL CAPITAL STOCK


     The Washington Mutual Articles authorize the issuance of up to 350,000,000 shares of Washington Mutual Common Stock and up to 10,000,000 shares of preferred stock, no par value per share, issuable in one or more series with such terms and at such times and for such consideration as the Washington Mutual Board determines. As described later herein, the Washington Mutual Board is recommending that the Washington Mutual shareholders approve an amendment to the Articles to increase the number of authorized shares of Common Stock from 350,000,000 shares to 800,000,000 shares. As of May 9, 1997, there were issued and outstanding 126,291,687 shares of Washington Mutual Common Stock, 2,752,500 shares of Series C Preferred and 1,970,000 shares of Series E Preferred. In the Merger, Washington Mutual will issue approximately 124,129,833 shares of Common Stock and 660,000 shares of Series F Preferred Stock. See "Proposed Amendment to Washington Mutual Articles of Incorporation -- Increase in Authorized Shares."


     The following description contains a summary of material features of the capital stock of Washington Mutual but does not purport to be complete and is subject in all respects to the applicable provisions of the WBCA and is qualified on its entirety by reference to the Washington Mutual Articles and the terms of Washington Mutual Rights Agreement.

WASHINGTON MUTUAL COMMON STOCK

     Each holder of Washington Mutual Common Stock is entitled to one vote for each share held on all matters voted upon by shareholders. Shareholders are not permitted to cumulate their votes for the election of directors.

     In the event of liquidation, dissolution or distribution of Washington Mutual, holders of Washington Mutual Common Stock will be entitled to share ratably in any remaining assets of Washington Mutual legally available for distribution to the Shareholders after payment of all liabilities and amounts owed with respect to Washington Mutual Preferred Stock.

     Holders of Washington Mutual Common Stock are not entitled to preemptive rights with respect to any additional shares that may be issued.

     The authorized but unissued and unreserved shares of Washington Mutual Common Stock will be available for general corporate purposes, including but not limited to possible issuance in exchange for capital notes, as stock dividends or stock splits, in future mergers or acquisitions, under a cash dividend reinvestment plan, for employee benefit plans, or in a future underwritten or other public offering. Except as described above or as otherwise required to approve the transactions in which the additional authorized shares of Washington

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

Mutual Common Stock would be issued, no shareholder approval will be required for the issuance of these shares.


     At March 31, 1997, options to purchase 2,046,489 shares of Washington Mutual Common Stock under Washington Mutual's stock option plans had been granted, but not exercised or terminated, leaving 2,362,751 shares available for further grants under such plans.


WASHINGTON MUTUAL PREFERRED STOCK

     Under the Washington Mutual Articles, the Washington Mutual Board is authorized without further shareholder action to provide for the issuance of up to 10,000,000 shares of Washington Mutual Preferred Stock in one or more series with such voting powers, designations, preferences or relative, participating, optional or other special rights, qualifications, limitations and restrictions, as shall be set forth in resolutions providing for the issue thereof adopted by the Washington Mutual Board. As of the date of this Joint Proxy Statement/Prospectus, the series of Washington Mutual Preferred Stock outstanding are the Series C Preferred and the Series E Preferred. The Washington Mutual Preferred Stock is prior to the Washington Mutual Common Stock as to dividends and liquidation, but does not confer general voting rights.

     The Series C Preferred Stock has a liquidation preference of $25.00 per share plus dividends accrued and unpaid for the then-current dividend period, and is not convertible into any other Washington Mutual securities. Dividends on the Series C Preferred, if and when declared by the Washington Mutual Board, are at an annual rate of $2.28 per share, are noncumulative and payable quarterly. On or after December 31, 1997, Washington Mutual may at its option redeem the Series C Preferred. The Series C Preferred Stock is prior to the Washington Mutual Common Stock as to dividends and liquidation. The Series C Preferred does not confer general voting rights, except as provided by Washington law, or when any dividends in the Series C Preferred are not declared and paid for six full quarterly dividend periods. If such dividends are not declared and paid, holders of Series C Preferred, together with holders of Washington Mutual Preferred Stock ranking on parity with the Series C Preferred, voting separately as a class, shall have the right to elect an additional two directors to the Washington Mutual Board to serve until the dividends have been declared and paid for four consecutive dividend periods. The affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Series C Preferred, voting as a separate class, will be required for any amendment of the Washington Mutual Articles (including any certificate of designation or any similar document relating to any series of preferred stock of Washington Mutual) that (a) provides for the authorization or issuance of any additional class of equity stock ranking prior to the Series C Preferred as to dividends, liquidations or dissolution or is convertible into an additional class of equity stock; or (b) amends, repeals, changes or adversely affects the powers, preferences, privileges or rights of Series C Preferred; provided, however, that amending the Washington Mutual Articles to increase the number of authorized shares of Washington Mutual Common Stock or Washington Mutual Preferred Stock is not within the scope of (b) above.

     The Series E Preferred has a liquidation preference of $25.00 per share plus dividends accrued and unpaid for the then-current dividend period, and is not convertible into any other Washington Mutual securities. Dividends on the Series E Preferred, if and when declared by the Washington Mutual Board, are at an annual rate of $1.90 per share, are noncumulative and payable quarterly. On or after September 15, 1998, Washington Mutual may at its option redeem the Series E Preferred. The Series E Preferred is prior to the Common Stock as to dividends and liquidation. The Series E Preferred does not confer general voting rights, except as provided by Washington law, or when any dividends in the Series E Preferred are not declared and paid for six full quarterly dividend periods. If such dividends are not declared and paid, holders of Series E Preferred, together with holders of Washington Mutual Preferred ranking on parity with the Series E Preferred, voting separately as a class, shall have the right to elect an additional two directors to the Washington Mutual Board to serve until the dividends have been declared and paid for four consecutive dividend periods. The affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Series E Preferred, voting as a separate class, will be required for any amendment of the Washington Mutual Articles (including any certificate of designation or any similar document relating to any series of preferred stock of Washington Mutual) that (a) provides for the authorization or issuance of any additional class of equity stock ranking prior to the Series E Preferred as to dividends, liquidations or dissolution or is

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

convertible into an additional class of equity stock; or (b) amends, repeals, changes or adversely affects the powers, preferences, privileges or rights of Series E Preferred Stock; provided, however, that amending the Washington Mutual Articles to increase the number of authorized shares of Washington Mutual Common Stock or Washington Mutual Preferred Stock is not within the scope of (b) above.

WASHINGTON MUTUAL 8.30% CUMULATIVE PREFERRED STOCK, SERIES F

     The summary of terms of the Washington Mutual 8.30% Cumulative Preferred Stock, Series F, contained herein does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Washington Mutual Charter, as amended through the Effective Time, and the provisions of the Preferred Stock Deposit Agreement.

     Pursuant to the terms of the Merger Agreement, each share of Great Western Preferred Stock will be converted in the Washington Mutual/Great Western Merger into one share of Series F Preferred Stock. The Series F Preferred Stock will be substantially identical to the Great Western Preferred Stock.

     Rank. The Series F Preferred Stock will rank on a parity as to payment of dividends and distribution of assets upon dissolution, liquidation or winding up of Washington Mutual with each other currently outstanding series of Washington Mutual Preferred Stock. See "Description of Washington Mutual Capital Stock -- Washington Mutual Preferred Stock." The Series F Preferred Stock will rank prior to the Washington Mutual Common Stock with respect to the payment of dividends and distribution of assets upon dissolution, liquidation or winding up of Washington Mutual.

     Dividends. Holders of shares of the Series F Preferred Stock will be entitled to receive, when, as and if declared by the Washington Mutual Board out of funds of Washington Mutual legally available for payment, cash dividends at the rate of 8.30% per annum (equivalent to $2.075 per New Washington Mutual Depositary Share). Dividends on the Series F Preferred Stock will be payable quarterly on February 1, May 1, August 1 and November 1 of each year, commencing upon consummation of the Merger, at such annual rate. Each dividend will be payable to holders of record as they appear on the stock books of Washington Mutual (or, if applicable, the records of the Preferred Stock Depositary) on such record dates, not exceeding 45 days preceding the payment dates thereof, as shall be fixed by the Washington Mutual Board. Dividends will be cumulative from the date of original issue, whether or not there shall be funds legally available for the payment thereof. Dividends payable on the Series F Preferred Stock for any period greater or less than a full dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series F Preferred Stock for each full dividend period shall be computed by dividing the annual dividend rate by four.

     Redemption. Shares of Series F Preferred Stock will not be redeemable prior to November 1, 1997. The shares of Series F Preferred Stock will be redeemable at the option of Washington Mutual, in whole or in part, at any time or from time to time, on or after November 1, 1997, on not less than 30 nor more than 60 days' notice by mail, at a redemption price of $250.00 per share (equivalent to $25.00 per New Washington Mutual Depositary Share) plus accrued and unpaid dividends to the redemption date. If less than all of the outstanding shares of Series F Preferred Stock are redeemed, the shares of the Series F Preferred Stock will be selected pro rata or by lot or any other method that the Washington Mutual Board determines to be equitable.

     The Series F Preferred Stock will not be subject to any sinking fund or other obligation of Washington Mutual to redeem or retire the Series F Preferred Stock.

     Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of Washington Mutual, the holders of shares of Series F Preferred Stock are entitled to receive out of assets of Washington Mutual available for distribution to stockholders, before any distribution of assets is made to holders of Washington Mutual Common Stock or of any other shares of stock of Washington Mutual ranking as to such a distribution junior to the shares of Series F Preferred Stock, liquidating distributions in the amount of $250.00 per share (equivalent to $25.00 per New Washington Mutual Depositary Share) plus accrued and unpaid dividends. After payment of such liquidating distributions, the holders of shares of

Series F Preferred Stock will not be entitled to any further participation in any distribution of assets by Washington Mutual.

     Voting Rights. Except as indicated below or except as expressly required by applicable law, the holders of the Series F Preferred Stock will not be entitled to vote for any purpose.

     If the equivalent of six quarterly dividends payable on the Series F Preferred Stock are in arrears, the number of directors of Washington Mutual will be increased by two and the holders of Series F Preferred Stock, voting separately as a class together with any other series of Washington Mutual Preferred Stock ranking on a parity with the Series F Preferred Stock as to dividends and distributions of assets and which by its terms provides for similar voting rights (the "Other Washington Mutual Preferred Stock"), will be entitled to elect two directors to fill such vacancies. Such right to elect two additional directors shall continue until all dividends in arrears have been paid or declared and set apart for payment. Each director elected by the holders of shares of the Series F Preferred Stock and any other class of Washington Mutual Preferred Stock shall continue to serve as such director for the full term for which he shall have been elected, notwithstanding that prior to the end of such term such default shall cease to exist.

     So long as any shares of the Series F Preferred Stock remain outstanding, the consent or the affirmative vote of the holders of at least two-thirds of the vote entitled to be cast with respect to the then outstanding shares of such series of the Series F Preferred Stock together with any Other Washington Mutual Preferred Stock, voting as one class, either expressed in writing or at a meeting called for that purpose, will be necessary (i) to permit, effect or validate the authorization, or any increase in the authorized amount, of any class or series of shares of Washington Mutual ranking prior to the Series F Preferred Stock as to dividends, voting or upon distribution of assets and (ii) to repeal, amend or otherwise change any of the provisions applicable to the Series F Preferred Stock in any manner which adversely affects the powers, preferences, voting power or other rights or privileges of the Series F Preferred Stock. In case the Series F Preferred Stock would be so affected by any such action referred to in clause (ii) above in a different manner than one or more series of the Other Washington Mutual Preferred Stock then outstanding, the holders of shares of the Series F Preferred Stock, together with any series of the Other Washington Mutual Preferred Stock which will be similarly affected, will be entitled to vote as a class, and Washington Mutual will not take such action without the consent or affirmative vote of the holders of at least two-thirds of the total number of votes entitled to be cast with respect to each such series of the Series F Preferred Stock and the Other Washington Mutual Preferred Stock then outstanding.

     With respect to any matter as to which the Series F Preferred Stock is entitled to vote, holders of the Series F Preferred Stock and any Other Washington Mutual Preferred Stock will be entitled to cast the number of votes assigned to the outstanding shares of Series F Preferred Stock. As a result of the provisions described in the preceding paragraph requiring the holders of shares of the Series F Preferred Stock to vote together as a class with the holders of shares of one or more series of Other Washington Mutual Preferred Stock, it is possible that the holders of such shares of Other Washington Mutual Preferred Stock could approve action that would adversely affect Series F Preferred Stock, including the creation of a class of capital stock ranking prior to such series of Series F Preferred Stock as to dividends, voting or distributions of assets.

     Conversion Rights. The Series F Preferred Stock is not convertible into shares of any other class or series of Washington Mutual Capital Stock.

NEW WASHINGTON MUTUAL DEPOSITARY SHARES

     At the Effective Time, Washington Mutual will assume the obligations of Great Western under the Preferred Stock Deposit Agreement and will instruct the Preferred Stock Depositary to treat the shares of Series F Preferred Stock as new deposited securities under the Preferred Stock Deposit Agreement. In accordance with the terms of the Preferred Stock Deposit Agreement, the Great Western Depositary Shares then outstanding shall thereafter represent the shares of Series F Preferred Stock. Washington Mutual will request that the Preferred Stock Depositary call for surrender of all outstanding Great Western Depositary Receipts to be exchanged for New Washington Mutual Depositary Receipts specifically describing the Series F Preferred Stock. The New Washington Mutual Depositary Receipts to be issued in exchange for the Great Western Depositary Receipts will evidence the New Washington Mutual Depositary Shares.

     Each New Washington Mutual Depositary Share will represent a one-tenth interest in a share of Series F Preferred Stock. Washington Mutual has agreed to use its best efforts to list the New Washington Mutual Depositary Shares on the NYSE, subject to official notice of issuance. The New Washington Mutual Depositary Shares will be freely transferable under the Securities Act.

     Subject to the terms of the Preferred Stock Deposit Agreement, each owner of a New Washington Mutual Depositary Share will be entitled through the Preferred Stock Depositary, in proportion to the one-tenth interest in a share of Series F Preferred Stock underlying such New Washington Mutual Depositary Share, to all rights and preferences of a share of Series F Preferred Stock (including, voting, redemption and liquidation rights). Because each share of Series F Preferred Stock entitles the holder thereof to one vote on matters on which the Series F Preferred Stock is entitled to vote, each related New Washington Mutual Depositary Share, will, in effect, entitle the holder thereof to one-tenth of a vote thereon, rather than one full vote. See "--Washington Mutual 8.30% Cumulative Preferred Stock, Series F -- Voting Rights."

     Pending the preparation of definitive, engraved New Washington Mutual Depositary Receipts, the Preferred Stock Depositary may, upon the written order of Washington Mutual, issue temporary New Washington Mutual Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive form. Definitive New Washington Mutual Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary New Washington Mutual Depositary Receipts will be exchangeable for definitive New Washington Mutual Depositary Receipts at Washington Mutual's expense.

     Dividends and Other Distributions. The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the Series F Preferred Stock to the record holders of New Washington Mutual Depositary Receipts in proportion, insofar as practicable, to the respective numbers of New Washington Mutual Depositary Shares evidenced by the New Washington Mutual Depositary Receipts held by such holders on the relevant record date. The Preferred Stock Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of New Washington Mutual Depositary Receipts a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Preferred Stock Depositary for distribution to record holders of New Washington Mutual Depositary Receipts then outstanding.

     In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute such amounts of the securities or property received by it as are, as nearly as practicable, in proportion to the respective numbers of New Washington Mutual Depositary Shares evidenced by the New Washington Mutual Depositary Receipts held by such holders on the relevant record date, unless the Preferred Security Depositary determines that it is not feasible to make such distribution, in which case the Preferred Stock Depositary may, with the approval of Washington Mutual, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale of such securities or property.

     The Preferred Stock Deposit Agreement also contains provisions relating to the manner in which any subscription or similar rights offered by Washington Mutual to holders of the Series F Preferred Stock shall be made available to holders of the related New Washington Mutual Depositary Receipts.

     The amounts distributed in all of the foregoing cases will be reduced by any amounts required to be withheld by Washington Mutual or the Depositary on account of taxes and governmental charges.

     Redemption of New Washington Mutual Depositary Shares. If shares of Series F Preferred Stock represented by New Washington Mutual Depositary Shares are redeemed, the New Washington Mutual Depositary Shares will be redeemed from the proceeds received by the Preferred Stock Depositary resulting from the redemption, in whole or in part, of the Series F Preferred Stock held by the Preferred Stock Depositary. The Preferred Stock Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the New Washington Mutual Depositary Receipts evidencing the New Washington Mutual Depositary Shares to be so redeemed at their respective addresses appearing in the Preferred Stock Depositary's books. The redemption price per New Washington Mutual Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Series F Preferred Stock plus all money and other property, if any, payable with respect to such New Washington Mutual Depositary Share, including all amounts payable by Washington Mutual in respect of any accumulated but unpaid dividends. Whenever Washington Mutual redeems shares of Series F Preferred Stock held by a Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of New Washington Mutual Depositary Shares representing shares of the Series F Preferred Stock so redeemed. If less than all the New Depositary Shares are to be redeemed, the New Washington Mutual Depositary Shares to be redeemed will be selected by lot or pro rata (subject to rounding to avoid fractions of New Washington Mutual Depositary Shares) as may be determined by the Preferred Stock Depositary.

     After the date fixed for redemption, the New Washington Mutual Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of New Washington Mutual Depositary Receipts evidencing such New Washington Mutual Depositary Shares will cease, except the right to receive the redemption price payable and any money or other property to which such holders were entitled upon such redemption upon surrender to the Preferred Stock Depositary of the New Washington Mutual Depositary Receipts evidencing such New Washington Mutual Depositary Shares.

     Voting the Series F Preferred Stock. Upon receipt of notice of any meeting or action to be taken by written consent at or as to which the holders of the Series F Preferred Stock are entitled to vote or consent, the Preferred Stock Depositary will mail the information contained in such notice of meeting or action to the record holders of the New Washington Mutual Depositary Receipts evidencing the New Washington Mutual Depositary Shares. Each record holder of such New Washington Mutual Depositary Receipts on the record date (which will be the same date as the record date for the Series F Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights or the giving or refusal of consent, as the case may be, pertaining to the number of shares of the Series F Preferred Stock represented by the New Washington Mutual Depositary Shares evidenced by such holder's New Washington Mutual Depositary Receipts. The Preferred Stock Depositary will endeavor, insofar as practicable, to vote, or give or withhold consent with respect to, the maximum number of whole shares of the Series F Preferred Stock represented by all New Washington Mutual Depositary Shares as to which any particular voting or consent instructions are received, and Washington Mutual will agree to take all action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting, or giving consents with respect to, shares of the Series F Preferred Stock to the extent it does not receive specific instructions from the holders of New Washington Mutual Receipts evidencing New Washington Mutual Depositary Shares.

     Amendment and Termination of the Preferred Stock Deposit Agreement. The form of New Washington Mutual Depositary Receipts evidencing the New Washington Mutual Depositary Shares and any provision of the Preferred Stock Deposit Agreement may at any time and from time to time be amended by agreement between Washington Mutual and the Preferred Stock Depositary in any respect which they may deem necessary or desirable. However, any amendment which imposes or increases any fees, taxes or charges upon holders of New Washington Mutual Depositary Shares or New Washington Mutual Depositary Receipts or which materially and adversely alters the existing rights of such holders will not be effective unless such amendment has been approved by the record holders of New Washington Mutual Depositary Receipts evidencing at least a majority of such New Washington Mutual Depositary Shares then outstanding. Notwithstanding the foregoing, no such amendment may impair the right of any holder of New Washington Mutual Depositary Shares or New Washington Mutual Depositary Receipts to receive any moneys or other property to which such holder may be entitled under the terms of such New Washington Mutual Depositary Receipts or the related Preferred Stock Deposit Agreement at the times and in the manner and amount provided for therein. The Preferred Stock Deposit Agreement may be terminated by Washington Mutual or the Preferred Stock Depositary only after (i) all outstanding New Washington Mutual Depositary Shares relating thereto have been redeemed and any accumulated and unpaid dividends on the Series F Preferred Stock, together with all other moneys and property, if any, to which holders of the related New Washington Mutual Depositary Shares are entitled under the terms of such New Washington Mutual Depositary Shares or the Preferred Stock Deposit Agreement, have been paid or distributed as provided in the Preferred Stock

Deposit Agreement or provision therefor has been duly made or (ii) there has been a final distribution in respect of the Series F Preferred Stock in connection with any liquidation, dissolution or winding up of Washington Mutual and such distribution has been distributed to the holders of the New Washington Mutual Depositary Receipts.

     Miscellaneous. The Preferred Stock Depositary will forward to record holders of New Washington Mutual Depositary Receipts, at their respective addresses appearing in the Preferred Stock Depositary's books, all reports and communications from Washington Mutual which are delivered to the Preferred Stock Depositary and which Washington Mutual is required to furnish to holders of such New Washington Mutual Depositary Receipts. The Preferred Stock Deposit Agreement contains provisions relating to adjustments in the fraction of a share of Series F Preferred Stock represented by New Washington Mutual Depositary Shares in the event of a change in par or stated value, split-up, combination or other reclassification of the Series F Preferred Stock or upon any recapitalization, merger or sale of substantially all of the assets of Washington Mutual.

     Neither the Preferred Stock Depositary nor any of its agents nor any registrar nor Washington Mutual will be (i) liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Preferred Stock Deposit Agreement, (ii) subject to any liability under the Preferred Stock Deposit Agreement to holders of New Washington Mutual Depositary Receipts other than for the relevant party's gross negligence or willful misconduct, or (iii) obligated to prosecute or defend any legal proceeding in respect of any New Washington Mutual Depositary Receipts, New Washington Mutual Depositary Shares or the Series F Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by holders of New Washington Mutual Depositary Shares or other persons in good faith believed to be competent and on documents reasonably believed to be genuine.

     Charges of the Preferred Stock Depositary. Washington Mutual will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Washington Mutual will pay charges of the Preferred Stock Depositary in connection with the initial deposit of the related Washington Mutual Preferred Stock and the initial issuance of the New Washington Mutual Depositary Receipts evidencing the New Washington Mutual Depositary Shares, any redemption of the Series F Preferred Stock and any withdrawals of Series F Preferred Stock by the holders of New Washington Mutual Depositary Shares. Holders of New Washington Mutual Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Preferred Stock Deposit Agreement to be for their accounts.

     Resignation or Removal of the Preferred Stock Depositary. The Preferred Stock Depositary may resign at any time by delivering to Washington Mutual notice of its election to do so, and Washington Mutual may at any time remove the Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

                   DESCRIPTION OF GREAT WESTERN COMMON STOCK

     The holders of the outstanding shares of Great Western Common Stock have full voting rights, one vote for each share held of record. Subject to the rights of holders of preferred stock of Great Western, holders of Great Western Common Stock are entitled to receive such dividends as may be declared by the Great Western Board out of funds legally available therefor. Upon liquidation, dissolution, or winding up of Great Western (but subject to the rights of holders of preferred stock of Great Western), the assets legally available for distribution to holders of Great Western Common Stock shall be distributed ratably among such holders. Holders of Great Western Common Stock have no preemptive or other subscription or conversion rights, and no liability for further calls upon shares. The Great Western Common Stock is not subject to assessment.

     The Transfer Agent and Registrar for the Great Western Common Stock is Harris Trust Company of California.

      PROPOSED AMENDMENT TO WASHINGTON MUTUAL ARTICLES OF INCORPORATION --
                         INCREASE IN AUTHORIZED SHARES

     The Washington Mutual Board has adopted a resolution, and is seeking the approval of the Washington Mutual shareholders, for an amendment to the Washington Mutual Articles to increase the authorized shares of Washington Mutual Common Stock. Article II of Washington Mutual's Articles currently provides that Washington Mutual has authority to issue 350,000,000 shares of Common Stock. In addition, a total of 10,000,000 shares of Preferred Stock are authorized. The Washington Mutual Board has approved and recommends that the shareholders adopt an amendment to Article II of the Washington Mutual Articles to increase the number of authorized shares of Washington Mutual Common Stock to 800,000,000. The amendment will not increase or otherwise affect the number of authorized shares of Preferred stock that may be issued by Washington Mutual. The proposed amendment to the Washington Mutual Articles would amend and restate the first sentence of Article II A. to read as follows:

        The total number of shares of capital stock which the Company has authority to issue is 810,000,000 shares of which 800,000,000 shares shall be shares of common stock with no par value per share and 10,000,000 shares shall be shares of preferred stock with no par value per share.

     If approved, the amendment to Article II would be effective upon the filing of articles of amendment to the Washington Mutual Articles with the Washington Secretary of State, which would occur promptly after the Washington Mutual Meeting. Approval of this Amendment is not a condition of the Washington Mutual/Great Western Merger.

CURRENT CAPITALIZATION


     The primary reasons for the proposed increase in the number of authorized shares are to provide additional available shares for use in future transactions and to have available shares to give effect to Washington Mutual's Shareholder Rights Plan. As of the Washington Mutual Record Date, Washington Mutual had a total of 126,291,687 shares of common stock issued and outstanding and an aggregate of 2,362,751 shares reserved for issuance upon the exercise of outstanding stock options and upon the issuance of additional stock options under Washington Mutual's 1994 Stock Option Plan. Consequently, 221,689,230 shares of Washington Mutual Common Stock are authorized, unissued and not reserved for issuance ("Available Common Shares"). In addition, Washington Mutual must have available sufficient shares for issuance to give effect to the Washington Mutual Rights Plan.



     Assuming shareholder approval of the Share Issuance/Merger Proposal, Washington Mutual will issue approximately 124,129,833 shares of Washington Mutual Common Stock in connection with the Washington Mutual/Great Western Merger, and will reserve approximately an additional 8,560,867 shares of Washington Mutual Common Stock for issuance upon the exercise of Great Western Stock Options converted to Washington Mutual Stock Options in the Washington Mutual/Great Western Merger. Accordingly, following the Washington Mutual/Great Western Merger, 88,998,530 shares of Washington Mutual Common Stock will be authorized, unissued and not reserved for issuance and Washington Mutual will also need to have additional shares available to give effect to the Washington Mutual Rights Plan.


     The Washington Mutual Board believes that having additional shares of Washington Mutual Common Stock authorized and available for issuance at the Washington Mutual Board's discretion is in the best interest of Washington Mutual and its shareholders and would provide several long-term advantages to Washington Mutual and its shareholders. Washington Mutual would have greater flexibility in considering future actions involving the issuance of stock and in determining the Company's proper capitalization, such as through stock dividends or splits and other employee and shareholder distributions. Additional authorized shares could also be used to raise cash through sales of stock to public and private investors. The Washington Mutual Board also would have greater flexibility to authorize the Company to pursue additional acquisitions that involve the issuance of stock and that the Washington Mutual Board believes provide the potential for growth and profit.

     Under Washington Mutual's Rights Plan, each share of Washington Mutual Common Stock has attached to it the right to buy an additional share of Washington Mutual Common Stock upon the occurrence of certain triggering events. The rights have certain antitakeover effects and are intended to discourage coercive or unfair takeover tactics and to encourage any potential acquiror to negotiate a price fair to all shareholders. In order for the Shareholder Rights Plan to have its intended effect, Washington Mutual must have a sufficient number of Available Common Shares so that the rights can be fully exercised by Washington Mutual shareholders. Upon consummation of the Merger, Washington Mutual estimates that approximately 391,502,205 Available Common Shares will be required for the Washington Mutual Rights Plan to have its intended effect and that at that time, Washington Mutual will have only 88,998,530 Available Common Shares. Accordingly, the Washington Mutual Board is recommending that Washington Mutual shareholders approve the increase in the number of authorized shares of Common Stock, in part to provide the additional shares necessary to give full effect to the Shareholder Rights Plan.


CERTAIN EFFECTS OF THE PROPOSED AMENDMENT

     In certain circumstances, an increase in the authorized shares of Washington Mutual Common Stock could be used to enhance the Washington Mutual Board's bargaining capability on behalf of Washington Mutual's shareholders in a takeover situation and could render more difficult or discourage a merger, tender offer or proxy contest. Similarly, an increase in the authorized shares of Washington Mutual Common Stock could have an anti-takeover effect in that such additional shares could be used to dilute the stock ownership of persons seeking to obtain control of Washington Mutual. Washington Mutual is not aware of any present efforts to gain control of Washington Mutual or to organize a proxy contest. If such proposal was presented, management would make a recommendation based upon the best interests of Washington Mutual's shareholders.

     In the event the proposal to increase the number of authorized shares of Washington Mutual Common Stock is approved, further shareholder approval of the issuance of the 450 million additional shares of Washington Mutual Common Stock will not be sought prior to such issuance unless such issuances relate to a merger, consolidation or other transaction that otherwise requires shareholder approval. Upon issuance, such shares will have the same rights as the outstanding shares of Washington Mutual Common Stock. Holders of Washington Mutual Common Stock have no preemptive rights.


     Other than the 132,690,700 shares to be issued and reserved for issuance pursuant to the Merger and except as otherwise described in this Joint Proxy Statement/Prospectus, Washington Mutual has no present plans to issue additional shares of Washington Mutual Common Stock. The proposed increase in the number of authorized shares will not change the number of shares currently outstanding or the rights of the holders of such stock.


     THE BOARD OF DIRECTORS, BY UNANIMOUS VOTE OF ALL THE DIRECTORS PRESENT, APPROVED THE AMENDMENT TO THE WASHINGTON MUTUAL ARTICLES TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF WASHINGTON MUTUAL COMMON STOCK AND RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE AMENDMENT.

                                 LEGAL MATTERS

     The validity of the shares of Washington Mutual Common Stock which will be issued in connection with the Merger and certain legal matters in connection with the Merger will be passed upon for Washington Mutual by Foster Pepper & Shefelman PLLC, Seattle, Washington.

     Certain legal matters in connection with the Merger will be passed upon for Great Western by Skadden, Arps, Slate, Meagher & Flom LLP.

                                    EXPERTS

     The consolidated financial statements of Washington Mutual as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of Deloitte & Touche LLP, independent auditors. Insofar as the report of Deloitte & Touche LLP relates to the amounts included for Keystone Holdings, Inc. and Subsidiaries for 1995 and 1994, it is based solely on the report of KPMG Peat Marwick LLP, independent auditors, incorporated by reference herein, and upon the authority of such firms as experts in accounting and auditing.

     The consolidated financial statements of Great Western Financial Corporation incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             STOCKHOLDER PROPOSALS


     Any Washington Mutual shareholder who wishes to submit a proposal for presentation to the 1998 Annual Meeting of Stockholders must submit the proposal to Washington Mutual, 1201 Third Avenue, Seattle, Washington 98101, Attention:
Office of the Secretary, not later than January 16, 1998, for inclusion, if appropriate, in Washington Mutual's proxy statement and the form of proxy relating to the 1998 Annual Meeting.


     If the Washington Mutual/Great Western Merger is consummated, Great Western will not hold an annual meeting of stockholders in 1998. In the event a 1998 annual meeting of stockholders is held, stockholder proposals must be received by Great Western at its headquarters office not later than November 21, 1997 and must satisfy the conditions established by the SEC for stockholder proposals to be included in Great Western's proxy materials for that meeting.

                                                                      APPENDIX A
                                                                  CONFORMED COPY

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                            WASHINGTON MUTUAL, INC.

                           NEW AMERICAN CAPITAL, INC.

                                      AND

                      GREAT WESTERN FINANCIAL CORPORATION

                           DATED AS OF MARCH 5, 1997

                               TABLE OF CONTENTS

                                   ARTICLE I

                                   THE MERGER

                                                                                         PAGE
                                                                                         ----
1.1    The Merger......................................................................   A-1
1.2    Effective Time..................................................................   A-1
1.3    Effects of the Merger...........................................................   A-1
1.4    Conversion of Subject Company Common Stock, Subject Company 8.30% Preferred        A-1
       Stock...........................................................................
1.5    Parent Common Stock; Parent Preferred Stock.....................................   A-3
1.6    Merger Sub Common Stock.........................................................   A-3
1.7    Options.........................................................................   A-3
1.8    Certificate of Incorporation; Articles of Amendment.............................   A-3
1.9    Bylaws..........................................................................   A-3
1.10   Tax Consequences................................................................   A-4
1.11   Board of Directors..............................................................   A-4
                                         ARTICLE II
                                     EXCHANGE OF SHARES
2.1    Parent to Make Shares Available.................................................   A-4
2.2    Exchange of Shares..............................................................   A-4
                                         ARTICLE III
                      REPRESENTATIONS AND WARRANTIES OF SUBJECT COMPANY
3.1    Corporate Organization..........................................................   A-5
3.2    Capitalization..................................................................   A-6
3.3    Authority; No Violation.........................................................   A-7
3.4    Consents and Approvals..........................................................   A-8
3.5    Reports.........................................................................   A-8
3.6    Financial Statements............................................................   A-9
3.7    Broker's Fees...................................................................   A-9
3.8    Absence of Certain Changes or Events............................................   A-9
3.9    Legal Proceedings...............................................................  A-10
3.10   Taxes...........................................................................  A-10
3.11   Employees.......................................................................  A-10
3.12   SEC Reports.....................................................................  A-11
3.13   Compliance with Applicable Law..................................................  A-11
3.14   Certain Contracts...............................................................  A-12
3.15   Agreements with Regulatory Agencies.............................................  A-12
3.16   Undisclosed Liabilities.........................................................  A-12
3.17   Rights Agreement; Anti-takeover Provisions......................................  A-12
3.18   Subject Company Information.....................................................  A-13
3.19   Environmental Liability.........................................................  A-13
3.20   Pooling of Interests............................................................  A-13
3.21   Opinions of Financial Advisors..................................................  A-13
3.22   Patents, Trademarks, Etc........................................................  A-13
3.23   Community Reinvestment Act Compliance...........................................  A-13

                                ARTICLE IV
                   REPRESENTATIONS AND WARRANTIES OF PARENT

                                                                                         PAGE
                                                                                         ----
4.1    Corporate Organization..........................................................  A-14
4.2    Capitalization..................................................................  A-14
4.3    Authority; No Violation.........................................................  A-15
4.4    Consents and Approvals..........................................................  A-16
4.5    Reports.........................................................................  A-16
4.6    Financial Statements............................................................  A-16
4.7    Broker's Fees...................................................................  A-17
4.8    Absence of Certain Changes or Events............................................  A-17
4.9    Legal Proceedings...............................................................  A-17
4.10   Taxes...........................................................................  A-17
4.11   SEC Reports.....................................................................  A-17
4.12   Compliance with Applicable Law..................................................  A-17
4.13   Agreements with Regulatory Agencies.............................................  A-18
4.14   Undisclosed Liabilities.........................................................  A-18
4.15   Rights Agreement; Anti-takeover Provisions......................................  A-18
4.16   Parent Information..............................................................  A-18
4.17   Environmental Liability.........................................................  A-18
4.18   Pooling of Interests............................................................  A-19
4.19   Opinion of Financial Advisor....................................................  A-19
4.20   Patents, Trademarks, Etc........................................................  A-19
4.21   Community Reinvestment Act Compliance...........................................  A-19
                                  ARTICLE V
                          COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1    Conduct of Businesses Prior to the Effective Time...............................  A-19
5.2    Forbearances....................................................................  A-19
                                  ARTICLE VI
                            ADDITIONAL AGREEMENTS
6.1    Regulatory Matters..............................................................  A-22
6.2    Access to Information...........................................................  A-23
6.3    Stockholders' Approvals.........................................................  A-24
6.4    Legal Conditions to Merger......................................................  A-24
6.5    Affiliates......................................................................  A-24
6.6    Stock Exchange Listing..........................................................  A-24
6.7    Employee Benefit Plans..........................................................  A-24
6.8    Indemnification; Directors' and Officers' Insurance.............................  A-25
6.9    Additional Agreements...........................................................  A-27
6.10   Advice of Changes...............................................................  A-27
6.11   Subsequent Interim and Annual Financial Statements..............................  A-27
                                 ARTICLE VII
                             CONDITIONS PRECEDENT
7.1    Conditions to Each Party's Obligation to Effect the Merger......................  A-27
7.2    Conditions to Obligations of Parent.............................................  A-28
7.3    Conditions to Obligations of Subject Company....................................  A-29

                              ARTICLE VIII
                         TERMINATION AND AMENDMENT

                                                                                         PAGE
                                                                                         ----
8.1    Termination.....................................................................  A-30
8.2    Effect of Termination...........................................................  A-31
8.3    Amendment.......................................................................  A-32
8.4    Extension; Waiver...............................................................  A-32
                                  ARTICLE IX
                              GENERAL PROVISIONS
9.1    Closing.........................................................................  A-32
9.2    Nonsurvival of Representations, Warranties and Agreements.......................  A-32
9.3    Expenses........................................................................  A-32
9.4    Notices.........................................................................  A-32
9.5    Interpretation..................................................................  A-33
9.6    Counterparts....................................................................  A-34
9.7    Entire Agreement................................................................  A-34
9.8    Governing Law...................................................................  A-34
9.9    Severability....................................................................  A-34
9.10   Publicity.......................................................................  A-34
9.11   Assignment; Third Party Beneficiaries...........................................  A-34

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of March 5, 1997 (this "Agreement"), by and among Washington Mutual, Inc., a Washington corporation ("Parent"), New American Capital, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Merger Sub"), and Great Western Financial Corporation, a Delaware corporation ("Subject Company").

     WHEREAS, the Boards of Directors of Parent and Subject Company have each approved, and deem it advisable and in the best interests of their respective stockholders to consummate, the business combination transaction provided for herein; and

     WHEREAS, the Boards of Directors of Parent and Subject Company have each determined that the transactions provided for herein and contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals.

     NOW, THEREFORE,

     In consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the "DGCL") at the Effective Time (as defined in Section 1.2 hereof), Subject Company shall merge (the "Merger") with and into Merger Sub. Merger Sub shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") in the Merger, and shall continue its corporate existence under the laws of the State of Delaware. The name of the Surviving Corporation shall be New American Capital, Inc. Upon consummation of the Merger, the separate corporate existence of Subject Company shall terminate.

     1.2 Effective Time. The Merger shall become effective as set forth in the certificate of merger (the "Certificate of Merger") which shall be filed with the Secretary of State of the State of Delaware (the "Delaware Secretary") on the Closing Date (as defined in Section 9.1 hereof). The term "Effective Time" shall be the date and time when the Merger becomes effective, as set forth in the Certificate of Merger.

     1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the Section 253 of the DGCL.

     1.4 Conversion of Subject Company Common Stock, Subject Company 8.30% Preferred Stock. At the Effective Time, subject to Section 2.2(e) hereof, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Subject Company or the holder of any of the following securities:

          (a) Each share of the common stock, par value $1.00 per share, of Subject Company (the "Subject Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Subject Company Common Stock held (x) in Subject Company's treasury or (y) directly or indirectly by Parent or Subject Company or any of their respective Subsidiaries (as defined below) (except for Trust Account Shares and DPC shares, as such terms are defined below)), together with the rights (the "Subject Company Rights") attached thereto issued pursuant to the Rights Agreement, dated as of June 27, 1995, between Subject Company and First Chicago Trust Company of New York, as Rights Agent (the "Subject Company Rights Agreement"), shall, subject to Section 1.4(c) hereof, be converted into the right to receive .90 shares (the "Common Exchange Ratio") of the common stock, no par value, of Parent ("Parent Common Stock"), together with the number of rights ("Parent Rights") issued pursuant to the Parent Rights Agreement (as defined in Section 4.2 hereof) associated therewith.

          (b) Each share of 8.30% Cumulative Preferred Stock, par value $1.00, of Subject Company (the "Subject Company 8.30% Preferred Stock") issued and outstanding immediately prior to the Effective

     Time shall be converted into the right to receive one share of 8.30% Cumulative Preferred Stock of Parent (the "Parent New Preferred Stock"). The terms of the Parent New Preferred Stock shall be substantially the same as the terms of the Subject Company 8.30% Preferred Stock. For purposes of this Agreement (i) the Subject Company Common Stock and Subject Company Preferred Stock (as defined below) are referred to herein as the "Subject Company Capital Stock," and (ii) the Parent Common Stock and Parent Preferred Stock (as defined below) are collectively referred to as the "Parent Capital Stock."

          (c) All of the shares of Subject Company Common Stock converted into the right to receive Parent Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each a "Common Certificate") previously representing any such shares of Subject Company Common Stock shall thereafter represent the right to receive (i) a certificate representing the number of whole shares of Parent Common Stock and (ii) the cash in lieu of fractional shares into which the shares of Subject Company Common Stock represented by such Common Certificate have been converted pursuant to this Section 1.4 and Section 2.2(e) hereof. Common Certificates previously representing shares of Subject Company Common Stock shall be exchanged for certificates representing whole shares of Parent Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Common Certificates in accordance with Section 2.2 hereof, without any interest thereon. If prior to the Effective Time the outstanding shares of Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in Parent's capitalization, then an appropriate and proportionate adjustment shall be made to the Common Exchange Ratio.

          (d) All of the shares of Subject Company 8.30% Preferred Stock converted into the right to receive Parent New Preferred Stock pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each a "Preferred Certificate," and collectively with the Common Certificates, the "Certificates") previously representing any such shares of Subject Company 8.30% Preferred Stock shall thereafter represent the right to receive a certificate representing the number of shares of corresponding Parent New Preferred Stock into which the shares of Subject Company 8.30% Preferred Stock represented by such Preferred Certificate have been converted pursuant to this Section 1.4. Preferred Certificates previously representing shares of Subject Company 8.30% Preferred Stock shall be exchanged for certificates representing shares of corresponding Parent New Preferred Stock issued in consideration therefor upon the surrender of such Preferred Certificates in accordance with Section 2.2 hereof, without any interest thereon.

          (e) At the Effective Time, all shares of Subject Company Capital Stock that are owned by Subject Company as treasury stock and all shares of Subject Company Capital Stock that are owned directly or indirectly by Parent or Subject Company or any of their respective Subsidiaries (other than shares of Subject Company Capital Stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary or nominee capacity that are beneficially owned by third parties (any such shares, and shares of Parent Common Stock which are similarly held, whether held directly or indirectly by Parent or Subject Company or any of their respective Subsidiaries, as the case may be, being referred to herein as "Trust Account Shares") and other than any shares of Subject Company Capital Stock held by Parent or Subject Company or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of Subject Company Capital Stock, and shares of Parent Common Stock which are similarly held, whether held directly or indirectly by Parent or Subject Company or any of their respective Subsidiaries, being referred to herein as "DPC Shares")) shall be cancelled and shall cease to exist and no stock of Parent or other consideration shall be delivered in exchange therefor. All shares of Parent Common Stock that are owned by Subject Company or any of its Subsidiaries (other than Trust Account Shares and DPC Shares) shall become treasury stock of Parent.

          (f) At the Effective Time, Parent shall assume the obligations of Subject Company under the Deposit Agreement, dated as of September 2, 1992, between Subject Company and Harris Trust Co. of

     California, as depositary (relating to the Subject Company 8.30% Preferred Stock). Parent shall instruct the applicable depositary to treat the shares of Parent New Preferred Stock received by such depositary in exchange for and upon conversion of the shares of Subject Company 8.30% Preferred Stock as new deposited securities under the deposit agreement. In accordance with the terms of the deposit agreement, the depositary receipts then outstanding shall thereafter represent the shares of Parent New Preferred Stock so received upon conversion and exchange for the shares of Subject Company 8.30% Preferred Stock. Parent shall request that such depositary call for the surrender of all outstanding receipts to be exchanged for new receipts (the "New Parent Depositary Shares") specifically describing the series of Parent New Preferred Stock.

     1.5 Parent Common Stock; Parent Preferred Stock. At and after the Effective Time, each share of Parent Common Stock and each share of Parent Preferred Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock or preferred stock, as the case may be, of Parent and shall not be affected by the Merger.

     1.6 Merger Sub Common Stock. Each of the issued and outstanding shares of the common stock of Merger Sub immediately prior to the Effective Time shall remain issued and outstanding after the Merger as shares of the Surviving Corporation, which shall thereafter constitute all of the issued and outstanding shares of common stock of the Surviving Corporation. No capital stock of Merger Sub will be issued or used in the Merger.

     1.7 Options. At the Effective Time, each option granted by Subject Company to purchase shares of Subject Company Common Stock (each a "Subject Company Option") which is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of Subject Company Common Stock and shall be converted automatically into an option to purchase shares of Parent Common Stock in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the Subject Company 1979 Stock Option and Incentive Plan and the Subject Company 1988 Stock Option and Incentive Plan, each as amended to date (together, the "Subject Company Stock Option Plans"), and the agreements evidencing grants thereunder, including, but not limited to, the accelerated vesting of such options which shall occur in connection with and by virtue of the consummation of the Merger as and to the extent required by such plans and agreements):

          (1) the number of shares of Parent Common Stock to be subject to the new option shall be equal to the product of the number of shares of Subject Company Common Stock subject to the original option and the Common Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded down to the nearest share; and

          (2) the exercise price per share of Parent Common Stock under the new option shall be equal to the exercise price per share of Subject Company Common Stock under the original option divided by the Common Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent.

     In the case of any options which are "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")), the exercise price, the number of shares purchasable pursuant to such options and the terms and conditions of exercise of such options shall be determined in order to comply with Section 424(a) of the Code. The duration and other terms of the new option shall be the same as the original option (subject to Section 6.7(b) hereof) except that all references to Subject Company shall be deemed to be references to Parent.

     1.8 Certificate of Incorporation; Articles of Amendment. At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect at the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation. At or prior to the Effective Time, Parent shall duly execute and file with the Secretary of State of the State of Washington (the "Washington Secretary") articles of amendment (the "Preferred Stock Articles of Amendment") establishing the Parent New Preferred Stock.

     1.9 Bylaws. At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

     1.10 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a "plan of reorganization" for purposes of the Code.

     1.11 Board of Directors. At the Effective Time, Parent shall take all action necessary to appoint four representatives of Subject Company, mutually agreeable to Parent and Subject Company, to Parent's Board of Directors.

                                   ARTICLE II

                               EXCHANGE OF SHARES

     2.1 Parent to Make Shares Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company which may be a Subsidiary of Parent or the Parent's transfer agent (the "Exchange Agent"), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates representing the shares of Parent Common Stock and Parent New Preferred Stock and an estimated amount of cash in lieu of any fractional shares (the cash payable in lieu of fractional shares of Parent Common Stock and certificates for shares of Parent Common Stock and Parent New Preferred Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") to be issued pursuant to Section 1.4 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of Subject Company Capital Stock.

     2.2 Exchange of Shares. (a) As soon as practicable after the Effective Time, and in no event later than ten business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing, as the case may be, the shares of Parent Common Stock or Parent New Preferred Stock and the cash in lieu of fractional shares of Parent Common Stock, if any, into which the shares of Subject Company Capital Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of shares of Parent Common Stock to which such holder of Subject Company Common Stock shall have become entitled pursuant to the provisions of Article I hereof, (ii) a certificate representing that number of shares of Parent New Preferred Stock to which such holder of Subject Company 8.30% Preferred Stock shall have become entitled pursuant to the provisions of
Article I hereof and (iii) a check representing the amount of cash in lieu of fractional shares of Parent Common Stock, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates.

     (b) No dividends or other distributions with a record date after the Effective Time with respect to Parent Common Stock or Parent New Preferred shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock or Parent New Preferred Stock represented by such Certificate.

     (c) If any certificate representing shares of Parent Common Stock or Parent New Preferred Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock or Parent New

Preferred Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     (d) At or after the Effective Time, there shall be no transfers on the stock transfer books of Subject Company of the shares of Subject Company Capital Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Parent Capital Stock as provided in this Article II.

     (e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Common Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of Subject Company who otherwise would be entitled to receive such fractional share an amount in cash determined by multiplying (i) the average of the closing sale prices of Parent Common Stock on The Nasdaq Stock Market ("Nasdaq") as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the Effective Time occurs by (ii) the fraction of a share of Parent Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4 hereto. For the purposes of determining any such fractional share interests, all shares of Subject Company Common Stock owned by any Subject Company stockholder shall be combined so as to calculate the maximum number of shares of Parent Company Common Stock issuable to such Subject Company Stockholder.

     (f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Subject Company for twelve months after the Effective Time shall be paid, at the request of Parent, to Parent. Any stockholders of Subject Company who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the shares of Parent Common Stock or Parent New Preferred Stock, cash in lieu of any fractional shares and unpaid dividends and distributions on the Parent Common Stock or Parent New Preferred Stock deliverable in respect of each share of Subject Company Common Stock or Subject Company 8.30% Preferred Stock, as the case may be, held by such stockholder at the Effective Time as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding anything to the contrary contained herein, none of Parent, Merger Sub, Subject Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Subject Company Common Stock or Subject Company 8.30% Preferred Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     (g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and cash in lieu of fractional shares or Parent New Preferred Stock, as the case may be, deliverable in respect thereof pursuant to this Agreement.

                                  ARTICLE III

               REPRESENTATIONS AND WARRANTIES OF SUBJECT COMPANY

     Subject Company hereby represents and warrants to Parent as follows:

     3.1 Corporate Organization. (a) Subject Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Subject Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have nor reasonably be expected to have a Material Adverse Effect (as defined below) on Subject Company. As used in this Agreement, the term "Material Adverse Effect" means, with respect to Parent, Subject Company or the Surviving Corporation, as the case may be, a material adverse effect on the business, results of operations, financial condition or prospects of such party and its Subsidiaries taken as a whole or a material adverse effect on such party's ability to consummate the transactions contemplated hereby on a timely basis; provided, however, that in determining whether a Material Adverse Effect has occurred there shall be excluded any effect on the referenced party the cause of which is
(i) any change in banking, savings association and similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (ii) any change in generally accepted accounting principles ("GAAP") or regulatory accounting requirements applicable to banks, savings associations, or their holding companies generally, (iii) any action or omission of Subject Company or Parent or any Subsidiary of either of them taken with the prior written consent of Parent or Subject Company, as applicable, in contemplation of the Merger and (iv) any changes in general economic conditions affecting banks, savings associations, or their holding companies generally. As used in this Agreement, the word "Subsidiary" when used with respect to any party means any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes. Subject Company is duly registered as a savings and loan holding company under the Home Owners' Loan Act, as amended ("HOLA"), and qualifies as a savings and loan holding company of the type described in
Section 10(c)(3)(A) of HOLA. The copies of the Restated Certificate of Incorporation and Bylaws of Subject Company which have previously been made available to Parent are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

     (b) Each Subject Company Subsidiary (i) is duly organized and validly existing as a corporation or partnership under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have or reasonably be expected to have a Material Adverse Effect on Subject Company, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

     (c) Except for its ownership of Great Western Bank, a Federal Savings Bank ("Great Western Bank"), First Community Industrial Bank and Great Western Thrift and Loan, Subject Company does not own any stock of or equity interest in any depository institution (as defined in 12 U.S.C. sec. 1813(c)(1)). Great Western Bank is a qualified thrift lender pursuant to Section 10(m) of HOLA and its deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") through the Savings Association Insurance Fund ("SAIF") to the fullest extent permitted by law. Great Western Bank is a member in good standing of the Federal Home Loan Bank ("FHLB") of San Francisco. The deposits of each of First Community Industrial Bank and Great Western Thrift and Loan are insured by the FDIC through the Bank Insurance Fund ("BIF") to the fullest extent permitted by law. Each of First Community Industrial Bank and Great Western Thrift and Loan is an institution described in Section 2(c)(2)(H) of the Bank Holding Company Act of 1956, as amended. Neither Subject Company nor First Community Industrial Bank or Great Western Thrift and Loan has received a notice from either the Office of Thrift Supervision (the "OTS") or the FDIC to the effect that either regulator deems First Community Industrial Bank or Great Western Thrift and Loan a savings association under Section 10(a)(1) of HOLA or 12 CFR sec. 583.21.

     3.2 Capitalization. (a) The authorized capital stock of Subject Company consists of 200,000,000 shares of Subject Company Common Stock and 10,000,000 shares of preferred stock, par value $1.00 per share (the "Subject Company Preferred Stock"). At the close of business on March 4, 1997, there were 137,574,634 shares of Subject Company Common Stock outstanding, 660,000 shares of Subject Company 8.30% Preferred Stock outstanding (evidenced by 6,600,000 Subject Company Depositary Shares, each of which represents a one-tenth interest in a share of Subject Company 8.30% Preferred Stock) and 437,639 shares of Subject Company Common Stock held in Subject Company's treasury. As of March 4, 1997, no

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shares of Subject Company Common Stock or Subject Company Preferred Stock were reserved for issuance, except (i) 4,121,941 shares of Subject Company Common Stock were reserved for issuance pursuant to Subject Company's dividend reinvestment and stock purchase plans, (ii) 9,859,477 shares of Subject Company Common Stock were reserved for issuance upon the exercise of stock options pursuant to the Subject Company Stock Option Plans, (iii) 4,000,000 shares of the Subject Company Common Stock are reserved for issuance pursuant to the Subject Company Employee Savings Incentive Plan (the "ESIP") and (iv) the shares of Subject Company Preferred Stock reserved for issuance upon exercise of the Subject Company Rights distributed to holders of Subject Company Common Stock pursuant to the Subject Company Rights Agreement. All of the issued and outstanding shares of Subject Company Common Stock and Subject Company 8.30% Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except (i) as set forth in Section 3.2(a) of the disclosure schedule of Subject Company delivered to Parent concurrently herewith (the "Subject Company Disclosure Schedule"), (ii) for the Subject Company Rights Agreement (a true and correct copy of which, including all amendments thereto, has been made available to Parent) and (iii) as set forth elsewhere in this Section 3.2(a), Subject Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Subject Company Common Stock or Subject Company Preferred Stock or any other equity securities of Subject Company or any securities representing the right to purchase or otherwise receive any shares of Subject Company Common Stock or Subject Company Preferred Stock. Except as set forth in Section 3.2(a) of the Subject Company Disclosure Schedule, since March 4, 1997, Subject Company has not issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than pursuant to Subject Company's dividend reinvestment and stock purchase plans and the ESIP, the exercise of employee stock options granted prior to such date and as disclosed in Section 3.2(a) of the Subject Company Disclosure Schedule, and the issuance of Subject Company Rights pursuant to the Subject Company Rights Agreement.

     (b) Section 3.2(b) of the Subject Company Disclosure Schedule lists all "Significant Subsidiaries" of the Subject Company (as such term is defined in Rule 1-02 of Regulation S-X). Each Subsidiary in which Subject Company or any Subject Company Subsidiary beneficially owns or controls, directly or indirectly, more than 9.9% equity interest is a legal investment for a unitary savings and loan holding company and, for those owned by Great Western Bank, for a federal savings association. Except as set forth in Section 3.2(b) of the Subject Company Disclosure Schedule, Subject Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of the Subject Company Subsidiaries, free and clear of any liens, charges, encumbrances, adverse rights or claims and security interests whatsoever ("Liens"), and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Neither Subject Company nor any Subject Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, sale or issuance of any shares of capital stock or any other equity security of any Subsidiary of Subject Company or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of any such Subsidiary.

     3.3 Authority; No Violation. (a) Subject Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Subject Company. The Board of Directors of Subject Company has directed that the agreement of merger (within the meaning of Section 251 of the DGCL) contained in this Agreement and the transactions contemplated hereby be submitted to Subject Company's stockholders for approval at a meeting of such stockholders and, except for the adoption of such agreement of merger by the affirmative vote of the holders of a majority of the outstanding shares of Subject Company Common Stock, no other corporate proceedings on the part of Subject Company are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Subject Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of Subject Company, enforceable against Subject Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally. Subject Company acknowledges that Parent intends promptly after the Effective Time to cause the merger of Great Western Bank and one of Parent's wholly owned depository institution subsidiaries (the "Association Merger"); provided, however, that Parent agrees that the structure of the Association Merger shall not adversely affect the ability of the Merger to be treated as a reorganization within the meaning of
Section 368(a) of the Code. Great Western Bank has full corporate power and authority to consummate the Association Merger.

     (b) Except as set forth in Section 3.3(b) of the Subject Company Disclosure Schedule, neither the execution and delivery of this Agreement by Subject Company nor the consummation by Subject Company of the transactions contemplated hereby nor the consummation of the Association Merger, nor compliance by Subject Company with any of the terms or provisions hereof, will (i) violate any provision of the Restated Certificate of Incorporation or Bylaws of Subject Company or any of the similar governing documents of any of its Subsidiaries or
(ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Subject Company or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Subject Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Subject Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, will not have and would not reasonably be expected to have a Material Adverse Effect on Subject Company.

     3.4 Consents and Approvals. Except for (i) the approval of the Merger and the Association Merger by the OTS, (ii) approval of the listing of the Parent Capital Stock to be issued in the Merger on Nasdaq, (iii) the filing with the Securities and Exchange Commission (the "SEC") of a joint proxy statement in definitive form relating to the meetings of Parent's and Subject Company's stockholders to be held in connection with this Agreement and the transactions contemplated hereby (the "Joint Proxy Statement") and the filing and declaration of effectiveness of the registration statement on Form S-4 (the "S-4") in which the Joint Proxy Statement will be included as a prospectus and any filings or approvals under applicable state securities laws, (iv) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL and the filing of the Preferred Stock Articles of Amendment with the Washington Secretary, (v) the adoption of the agreement of merger (within the meaning of Section 251 of the DGCL) contained in this Agreement by the requisite votes of the stockholders of Subject Company and the issuance of the shares of Parent Common Stock in the Merger by the stockholders of Parent, (vi) the consents and approvals set forth in Section 3.4 of the Subject Company Disclosure Schedule, and (vii) the consents and approvals of third parties which are not Governmental Entities (as defined below), the failure of which to obtain will not have and would not be reasonably expected to have a Material Adverse Effect, no consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization (each a "Governmental Entity") or with any third party are necessary in connection with (A) the execution and delivery by Subject Company of this Agreement and (B) the consummation by Subject Company of the Merger and the other transactions contemplated hereby.

     3.5 Reports. Subject Company and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 1994 with any Governmental Entity and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Governmental Entity in the regular course of the business of Subject Company and its Subsidiaries or as set forth in Section 3.5 of the Subject Company Disclosure Schedule, no Governmental Entity has initiated any proceeding or, to the best knowledge of Subject Company, investigation into the business or operations of Subject Company or any of its Subsidiaries since January 1, 1994. Except as set forth in Section 3.5 of the Subject Company Disclosure Schedule, there is no material unresolved violation, criticism or exception by any Governmental Entity with respect to any report or statement relating to any examinations of Subject Company or any of its Subsidiaries.

     3.6 Financial Statements. Subject Company has previously made available to Parent copies of (a) the consolidated balance sheets of Subject Company and its Subsidiaries, as of December 31, for the fiscal years 1994 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the fiscal years 1993 through 1995, inclusive, as reported in Subject Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 filed with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in each case accompanied by the audit report of Price Waterhouse LLP, independent auditors with respect to Subject Company and (b) the unaudited consolidated balance sheets of Subject Company and its Subsidiaries as of September 30, 1995 and September 30, 1996 and the related unaudited consolidated statements of operations, shareholders' equity and cash flows for the periods then ended, as reported in Subject Company's Quarterly Report on Form 10-Q for the period ended September 30, 1996 filed with the SEC under the Exchange Act. Each of the financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 6.11 hereof will fairly present (subject, in the case of the unaudited statements, to normal recurring adjustments, none of which are expected to be material in nature or amount), the results of the consolidated operations and changes in stockholders' equity and consolidated financial position of Subject Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. Each of such statements (including the related notes, where applicable) complies, and the financial statements referred to in Section 6.11 hereof will comply, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.11 will be, prepared in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of Subject Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

     3.7 Broker's Fees. Except as set forth in Section 3.7 of the Subject Company Disclosure Schedule, neither Subject Company nor any Subject Company Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement. Copies of all agreements with each broker or finder listed in Section
3.7 of the Subject Company Disclosure Schedule have previously been furnished to Parent.

     3.8 Absence of Certain Changes or Events. (a) Except as publicly disclosed in Subject Company Reports (as defined in Section 3.12) filed prior to the date hereof, or as set forth in Section 3.8(a) of the Subject Company Disclosure Schedule, since September 30, 1996, no event has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Subject Company or the Surviving Corporation.

     (b) Except as set forth in Section 3.8(b) of the Subject Company Disclosure Schedule, since September 30, 1996, Subject Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business, and neither Subject Company nor any of its Subsidiaries has
(i) except for normal increases in the ordinary course of business consistent with past practice and except as required by applicable law, increased the wages, salaries, compensation, pension or other fringe benefits or perquisites payable to any officer or director, other than persons newly hired for such position, from the amount thereof in effect as of September 30, 1996, or granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus, in each case to any such officer or director, other than pursuant to preexisting agreements or arrangements or (ii) suffered any strike, work stoppage, slow-down or other labor disturbance.

     3.9 Legal Proceedings. (a) Except as set forth in Section 3.9 of the Subject Company Disclosure Schedule, neither Subject Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Subject Company's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Subject Company or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which there is a significant possibility of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Subject Company.

     (b) There is no injunction, order, judgment, decree or regulatory restriction imposed upon Subject Company, any of its Subsidiaries or the assets of Subject Company or any of its Subsidiaries which has had, or would reasonably be expected to have, a Material Adverse Effect on Subject Company or the Surviving Corporation.

     3.10 Taxes. (a) Except as set forth in Section 3.10(a) of Subject Company Disclosure Schedule or except to the extent of any failure to correctly file which results in aggregate Taxes of less than $20,000,000 or a reduction in net operating loss carryforward deductions of less than $60,000,000, each of Subject Company and its Subsidiaries has (i) duly and timely filed (including pursuant to applicable extensions granted without penalty) all Tax Returns (as hereinafter defined) required to be filed at or prior to the Effective Time, and such Tax Returns are to the best knowledge of Subject Company true, correct and complete in all respects, and (ii) paid in full or made adequate provision in the financial statements of Subject Company (in accordance with GAAP) for all Taxes (as hereinafter defined) related to such Tax Returns. Except as set forth in Section 3.10(a) of the Subject Company Disclosure Schedule or except to the extent the aggregate Taxes described in this sentence or otherwise described in this paragraph (a) (relating to undisclosed failures to file or pay taxes or the existence of undisclosed liens for Taxes) are less than $20,000,000, no deficiencies for any Taxes have been proposed, asserted or assessed against or with respect to Subject Company or any of its Subsidiaries. Except as set forth in Section 3.10(a) of the Subject Company Disclosure Schedule or except to the extent the aggregate Taxes described in this sentence or otherwise described in this paragraph (a) (relating to undisclosed failures to file or pay taxes on undisclosed proposed deficiencies for Taxes) are less than $20,000,000, to the best knowledge of Subject Company there are no liens for Taxes upon the assets of either Subject Company or its Subsidiaries except for statutory liens for current Taxes not yet due.

     (b) For purposes of this Agreement, "Taxes" shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other similar taxes, including any interest or penalties attributable thereto.

     (c) For purposes of this Agreement, "Tax Return" shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

     (d) Neither Subject Company nor any of its Subsidiaries has filed a consent to the application of Section 341(f) of the Code.

     3.11 Employees. (a) Section 3.11(a) of the Subject Company Disclosure Schedule sets forth a true and complete list of each material employee benefit plan, arrangement or agreement and any amendments or modifications thereof (including, without limitation, all stock purchase, stock option, severance, employment, change-in-control, health/welfare and section 125 plans, fringe benefit, bonus, incentive, deferred compensation and other agreements, programs, policies and arrangements, whether or not subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) that is maintained as of the date of this Agreement (the "Plans") by Subject Company or any of its Subsidiaries or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), all of which together with Subject Company would be deemed a "single employer" within the meaning of Section 4001 of ERISA.

     (b) Subject Company has previously made available to Parent true and complete copies of each of the Plans and all related documents, including but not limited to (i) the actuarial report for such Plan (if applicable) for each of the last two years, and (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for such Plan.

     (c) Except as set forth in Section 3.11(c) of the Subject Company Disclosure Schedule, (i) each of the Plans has been operated and administered in all material respects in accordance with applicable laws, including but not limited to ERISA and the Code, (ii) each of the Plans intended to be "qualified" within the meaning of Section 401(a) of the Code is so qualified, (iii) with respect to each Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Plan's actuary with respect to such Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Plan allocable to such accrued benefits, (iv) no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of Subject Company, its Subsidiaries or any ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of Subject Company, its Subsidiaries or the ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred by Subject Company, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full (other than payment of premiums to the Pension Benefit Guaranty Corporation (the "PBGC")), and no condition exists that presents a material risk to Subject Company, its Subsidiaries or any ERISA Affiliate of incurring a material liability thereunder, (vi) no Plan is a "multiemployer pension plan," as such term is defined in Section 3(37) of ERISA, (vii) all contributions or other amounts payable by Subject Company or its Subsidiaries as of the Effective Time with respect to each Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting practices and
Section 412 of the Code, (viii) neither Subject Company, its Subsidiaries nor any ERISA Affiliate has engaged in a transaction in connection with which Subject Company, its Subsidiaries or any ERISA Affiliate could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code, and (ix) to the best knowledge of Subject Company there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto which would, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect on Subject Company.

     (d) Except as set forth in Section 3.11(d) of the Subject Company Disclosure Schedule, no Plan exists which provides for or could result in the payment to any Subject Company employee of any money or other property or rights or accelerate the vesting or payment of such amounts or rights to any Subject Company employee as a result of the transactions contemplated by this Agreement, including the Merger and the Association Merger, whether or not such payment or acceleration would constitute a parachute payment within the meaning of Code
Section 280G. Since December 31, 1996, neither Subject Company nor any of its Subsidiaries has taken any action that would result in the payment of any amounts, or the accelerated vesting of any rights or benefits, under the Plans set forth in Section 3.11(d) of the Subject Company Disclosure Schedule.

     3.12 SEC Reports. Subject Company has previously made available to Parent an accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 1994 and prior to the date hereof by Subject Company with the SEC pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act (the "Subject Company Reports"), and no such registration statement, prospectus, report, schedule or proxy statement contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Subject Company has timely filed all Subject Company Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Subject Company Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

     3.13 Compliance with Applicable Law. Except as disclosed in Section 3.13 of the Subject Company Disclosure Schedule, Subject Company and each of its Subsidiaries hold, and have at all times held, all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Subject Company or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Subject Company, and neither Subject Company nor any of its Subsidiaries knows of, or has received notice of, any violations of any of the above which, individually or in the aggregate, would have or would reasonably be expected to have a Material Adverse Effect on Subject Company.

     3.14 Certain Contracts. (a) Except as set forth in Section 3.14(a) of the Subject Company Disclosure Schedule, neither Subject Company nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (ii) which limits the freedom of Subject Company or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, or (iii) with or to a labor union or guild (including any collective bargaining agreement). Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in Section 3.14(a) of the Subject Company Disclosure Schedule, is referred to herein as a "Subject Company Contract," and neither Subject Company nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which, individually or in the aggregate, would have or would reasonably be expected to have a Material Adverse Effect on Subject Company. Subject Company has made available or will make available within five days after the date hereof all contracts which involved payments by Subject Company or any of its Subsidiaries in 1996 of more than $1,000,000 or which could reasonably be expected to involve payments during 1997 of $1,000,000.

     (b) (i) Each Subject Company Contract is valid and binding and in full force and effect, (ii) Subject Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Subject Company Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material default on the part of Subject Company or any of its Subsidiaries under any such Subject Company Contract, except, in each case, where such invalidity, failure to be binding, failure to so perform or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on Subject Company.

     3.15 Agreements with Regulatory Agencies.  Except as set forth in Section
3.15 of the Subject Company Disclosure Schedule, neither Subject Company nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has adopted any board resolutions at the request of (each, whether or not set forth in Section
3.15 of the Subject Company Disclosure Schedule, a "Regulatory Agreement"), any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Subject Company or any of its Subsidiaries been advised by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

     3.16 Undisclosed Liabilities. Except (i) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Subject Company included in the Subject Company Form 10-Q for the quarter ended September 30, 1996 or (ii) for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 1996, neither Subject Company nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due) that, either alone or when combined with all similar liabilities, has had, or would be reasonably expected to have, a Material Adverse Effect on Subject Company.

     3.17 Rights Agreement; Anti-takeover Provisions. Subject Company has taken all action so that the entering into of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the grant of any rights to any person under the Subject Company Rights Agreement or enable or require the Subject Company Rights to be exercised, distributed or triggered. The Board of Directors of Subject Company has taken all necessary action so that the provisions of Section 203 of the DGCL (and any applicable provisions of the takeover laws of any other state) and any comparable provisions of Subject Company's Restated Certificate of Incorporation do not and will not apply to this Agreement, the Merger or the transactions contemplated hereby.

     3.18 Subject Company Information. The information relating to Subject Company and its Subsidiaries to be provided by Subject Company for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof as relate only to Parent or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

     3.19 Environmental Liability. Except as set forth in Section 3.19 of the Subject Company Disclosure Schedule, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that reasonably could be expected to result in the imposition, on Subject Company or any of its Subsidiaries of any liability or obligation arising under common law standards relating to environmental protection, human health or safety, or under any local, state or federal environmental statute, regulation or ordinance, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (collectively, the "Environmental Laws"), pending or, to the knowledge of Subject Company, threatened, against Subject Company or any of its Subsidiaries, which liability or obligation would have or would reasonably be expected to have a Material Adverse Effect on Subject Company. To the knowledge of Subject Company or any of its Subsidiaries, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would have or would reasonably be expected to have a Material Adverse Effect on Subject Company. To the knowledge of Subject Company, during or prior to the period of (i) its or any of its Subsidiaries' ownership or operation of any of their respective current properties, (ii) its or any of its Subsidiaries' participation in the management of any property, or (iii) its or any of its Subsidiaries' holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property which would reasonably be expected to have a Material Adverse Effect. Neither Subject Company nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any material liability or obligation pursuant to or under any Environmental Law that would have or would reasonably be expected to have a Material Adverse Effect on Subject Company.

     3.20 Pooling of Interests. As of the date of this Agreement, Subject Company has no reason to believe that the Merger will not qualify as a pooling of interests for accounting purposes.

     3.21 Opinions of Financial Advisors. Subject Company has received the opinions of each of Goldman, Sachs & Co. and Merrill Lynch & Co., dated March 5, 1997, to the effect that, as of such date, the Common Exchange Ratio is fair from a financial point of view to the holders of Subject Company Common Stock.

     3.22 Patents, Trademarks, Etc. Subject Company owns or possesses all legal rights to use all proprietary rights, including without limitation all trademarks, trade names, service marks and copyrights, that are material to the conduct of Subject Company's existing and proposed businesses. Except for the agreements listed on Section 3.22 of the Subject Company Disclosure Schedule, Subject Company is not bound by or a party to any options, licenses or agreements of any kind with respect to any trademarks, service marks or trade names which Subject Company claims to own. Subject Company has not received any communications alleging that it or its Subsidiaries has violated or would violate any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity.

     3.23 Community Reinvestment Act Compliance. Great Western Bank is in substantial compliance with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated

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thereunder (collectively, "CRA") and has received a CRA rating of "outstanding"
from the OTS in its most recent exam, and Subject Company has no knowledge of the existence of any fact or circumstance or set of facts or circumstances which could be reasonably expected to result in Great Western Bank failing to be in substantial compliance with such provisions or having its current rating lowered.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES
                                   OF PARENT

     Parent hereby represents and warrants to Subject Company as follows:

     4.1 Corporate Organization. (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have or reasonably be expected to have a Material Adverse Effect on Parent. Parent is duly registered as a savings and loan holding company under HOLA and qualifies as a savings and loan holding company of the type described in Section 10(c)(3)(B) of HOLA. The copies of the Articles of Incorporation and Bylaws of Parent which have previously been made available to Subject Company are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

     (b) Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub will be a wholly owned direct subsidiary of Parent at least one day prior to, and as of, the Effective Time. Each Parent Subsidiary (i) is duly organized and validly existing as a bank, savings association, corporation or partnership under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have or reasonably be expected to have a Material Adverse Effect on Parent, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

     (c) Except for its ownership of Washington Mutual Bank, Washington Mutual Bank fsb, American Savings Bank, F.A. and Family Savings Bank, FSB, Parent does not own any stock of or equity interest in any depository institution (as defined in 12 U.S.C. sec. 1813(c)(1)). Washington Mutual Bank is a qualified thrift lender pursuant to Section 10(m) of HOLA and its deposits are insured by the FDIC through the SAIF and the BIF to the fullest extent permitted by law. Washington Mutual Bank is a member in good standing of the FHLB of Seattle. Washington Mutual Bank fsb and American Savings Bank are each qualified thrift lenders pursuant to Section 10(m) of HOLA and their deposits are insured by the FDIC through the SAIF to the fullest extent permitted by law. Washington Mutual Bank fsb is a member in good standing of the FHLB of Seattle. American Savings Bank is a member in good standing of the FHLB of San Francisco.

     4.2 Capitalization. (a) The authorized capital stock of Parent consists of 350,000,000 shares of Parent Common Stock and 10,000,000 shares of Preferred Stock, no par value ("Parent Preferred Stock"). At the close of business on December 31, 1996, there were 126,255,891 shares of Parent Common Stock outstanding, 2,752,500 shares of Parent Preferred Stock designated Series C issued and outstanding, and 1,970,000 shares of Parent Preferred Stock designated Series E issued and outstanding. On December 31, 1996, no shares of Parent Common Stock or Parent Preferred Stock were reserved for issuance. All of the issued and outstanding shares of Parent Common Stock and Parent Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except (i) as set forth in Section 4.2(a) of the Parent Disclosure Schedule (as defined below), (ii) the Rights Agreement, dated as of October 16, 1990, between Parent and First Interstate Bank of Washington (as amended and supplemented, the "Parent Rights Agreement"), and

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(iii) as set forth elsewhere in this Section 4.2(a), Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock or Parent Preferred Stock or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock or Parent Preferred
Stock. Except (i) as set forth in Section 4.2(a) of the disclosure schedule of Parent delivered to Subject Company concurrently herewith (the "Parent
Disclosure Schedule"), (ii) for options and restricted shares of Parent Common Stock permitted by this Agreement to be granted subsequent to the date of this Agreement, and (iii) for shares and other securities issued in connection with transactions permitted by Section 5.2, since December 31, 1996, Parent has not issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than pursuant to Parent's dividend reinvestment and employee stock purchase plans, the exercise of employee stock options granted prior to such date or thereafter as permitted by or disclosed in this Agreement, or as disclosed in Section 4.2(a) of the Parent Disclosure Schedule. The shares of Parent Capital Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective
Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

     (b) Except as set forth in Section 4.2(b) of the Parent Disclosure Schedule, Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of the Parent Subsidiaries, free and clear of any Liens, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

     4.3 Authority; No Violation. (a) Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Parent. The Board of Directors of Parent will direct that the issuance of shares of Parent Common Stock in the Merger be submitted to Parent's stockholders for approval at a meeting of such stockholders and, except for the approval of such issuance by the affirmative vote of the holders of a majority of the votes cast at such meeting, no other corporate proceedings on the part of Parent are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by Subject Company) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

     (b) Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby has been duly and validly approved by the Board of Directors of Merger Sub and will be duly and validly approved by the sole shareholder of Merger Sub, and, upon such approval, no other corporate proceedings on the part of Merger Sub will be necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Merger Sub and (assuming due authorization, execution and delivery by the Subject Company) constitutes a valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

     (c) Except as set forth in Section 4.3(c) of the Parent Disclosure Schedule, neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof will
(i) violate any provision of the Articles of Incorporation or Bylaws of Parent or any of the similar governing documents of any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly

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

obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries (including Merger Sub) or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries (including Merger Sub) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries (including Merger Sub) is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which either individually or in the aggregate will not have and would not reasonably be expected to have a Material Adverse Effect on Parent.

     4.4 Consents and Approvals. Except for (i) the approval of the Merger and the Association Merger by the OTS, (ii) approval of the listing of the Parent Capital Stock to be issued in the Merger on Nasdaq, (iii) the filing with the SEC of the Joint Proxy Statement and the filing and declaration of effectiveness of the S-4 and any filings or approvals under applicable state securities laws,
(iv) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL and the filing of the Preferred Stock Articles of Amendment with the Washington Secretary, (v) the adoption of the agreement of merger (within the meaning of Section 251 of the DGCL) contained in this Agreement by the requisite votes of the stockholders of Subject Company and the approval of the issuance of the shares of Parent Common Stock in the Merger by the stockholders of Parent as required by Nasdaq, (vi) the consents and approvals set forth in Section 4.4 of the Parent Disclosure Schedule, and (vii) the consents and approvals of third parties which are not Governmental Entities, the failure of which to obtain will not have and would not be reasonably expected to have a Material Adverse Effect, no consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are necessary in connection with (A) the execution and delivery by Parent or Merger Sub of this Agreement and (B) the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby.

     4.5 Reports. Parent and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 1994 with any Governmental Entities, and have paid all fees and assessments due and payable in connection therewith. Except as set forth in
Section 4.5 of the Parent Disclosure Schedule and except for normal examinations conducted by a Governmental Entity in the regular course of the business of Parent and its Subsidiaries, no Governmental Entity has initiated any proceeding or, to the best knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 1994. There is no material unresolved violation, criticism, or exception by any Government Entity with respect to any report or statement relating to any examinations of Parent or any of its Subsidiaries.

     4.6 Financial Statements. Parent has previously made available to Subject Company copies of (a) the consolidated balance sheets of Parent and its Subsidiaries, as of December 31, for the fiscal years 1994 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the fiscal years 1993 through 1995, inclusive, as reported in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 filed with the SEC under the Exchange Act, in each case accompanied by the audit report of Deloitte & Touche, LLP, independent public accountants with respect to Parent and (b) the unaudited consolidated balance sheets of Parent and its Subsidiaries as of September 30, 1995 and September 30, 1996 and the related unaudited consolidated statements of income, cash flows and changes in stockholders' equity for the periods then ended, as reported in Parent's Quarterly Report on Form 10-Q for the period ended September 30, 1996 filed with the SEC under the Exchange Act. Each of the financial statements referred to in this Section 4.6 (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 6.11 hereof will fairly present (subject, in the case of the unaudited statements, to normal recurring adjustments, none of which are expected to be material in nature and amount), the results of the consolidated operations and changes in stockholders' equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates

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

therein set forth. Each of such statements (including the related notes, where applicable) complies, and the financial statements referred to in Section 6.11 hereof will comply, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.11 will be, prepared in accordance with GAAP consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

     4.7 Broker's Fees. Except as set forth in Section 4.7 of the Parent Disclosure Schedule, neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement. Copies of all agreements with each broker or finder listed in Section 4.7 of the Parent Disclosure Schedule have previously been furnished to Subject Company.

     4.8 Absence of Certain Changes or Events. Except as publicly disclosed in Parent Reports (as defined below) filed prior to the date hereof, since September 30, 1996, no event has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

     4.9 Legal Proceedings. (a) Neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Parent's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which there is a significant possibility of an adverse determination and which, if adversely determined, would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Parent.

     (b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries which has had, or would reasonably be expected to have, a Material Adverse Effect on Parent or the Surviving Corporation.

     4.10 Taxes. Except as set forth in Section 4.10 of the Parent Disclosure Schedule, each of Parent and its Subsidiaries has (i) duly and timely filed (including pursuant to applicable extensions granted without penalty) all material Tax Returns required to be filed at or prior to the Effective Time, and such Tax Returns are to the best knowledge of the Parent true, correct and complete in all material respects, and (ii) paid in full or made adequate provision in the financial statements of Parent (in accordance with GAAP) for all Taxes related to such Tax Returns. Except as set forth in Section 4.10 of the Parent Disclosure Schedule, no material deficiencies for any Taxes have been proposed, asserted or assessed against or with respect to Parent or any of its Subsidiaries, and, to the best knowledge of Parent, there are no material liens for Taxes upon the assets of either Parent or its Subsidiaries except for statutory liens for current Taxes not yet due.

     4.11 SEC Reports. Parent has previously made available to Subject Company an accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 1994 and prior to the date hereof by Parent with the SEC pursuant to the Securities Act or the Exchange Act (the "Parent Reports"), and no such registration statement, prospectus, report, schedule or proxy statement contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Parent has timely filed all Parent Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Parent Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

     4.12 Compliance with Applicable Law. Except as disclosed in Section 4.12 of the Parent Disclosure Schedule, Parent and each of its Subsidiaries hold, and have at all times held, all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any material respect under any, applicable law, statute,

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

order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Parent or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Parent, and neither Parent nor any of its Subsidiaries knows of, or has received notice of, any material violations of any of the above which, individually or in the aggregate, would have or reasonably be expected to have a Material Adverse Effect on Parent.

     4.13 Agreements with Regulatory Agencies.  Except as set forth in Section
4.13 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has adopted any board resolutions at the request of (each, whether or not set forth in Section
4.13 of the Parent Disclosure Schedule, a "Parent Regulatory Agreement"), any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Parent or any of its Subsidiaries been advised by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

     4.14 Undisclosed Liabilities. Except for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Parent included in the Parent Form 10-Q for the quarter ended September 30, 1996 or for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 1996, neither Parent nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that, either alone or when combined with all similar liabilities, has had, or would reasonably be expected to have, a Material Adverse Effect on Parent.

     4.15 Rights Agreement; Anti-takeover Provisions. Parent has taken all action (including, if required, redeeming all of the outstanding Rights issued pursuant to the Parent Company Rights Agreement or amending or terminating the Parent Rights Agreement) so that the entering into of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the grant of any rights to any person under the Parent Rights Agreement or enable or require the Parent Rights to be exercised, distributed or triggered. The Board of Directors of Parent has taken all necessary action so that the takeover laws of the Washington Business Corporation Act (and any applicable provisions of the takeover laws of any other state) and any comparable provisions of Parent's Articles of Incorporation do not and will not apply to this Agreement, the Merger or the transactions contemplated hereby.

     4.16 Parent Information. The information relating to Parent and its Subsidiaries to be provided by Parent to be contained in the Joint Proxy Statement and the S-4, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Subject Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

     4.17 Environmental Liability. Except as set forth in Section 4.17 of the Parent Disclosure Schedule, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that reasonably would be expected to result in the imposition, on Parent or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or, to the knowledge of Parent, threatened, against Parent or any of its Subsidiaries, which liability or obligation would reasonably be expected to have a Material Adverse Effect on Parent. To the knowledge of Parent, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have a Material Adverse Effect on Parent. To the knowledge of Parent, during or prior to the period of (i) its or any of its Subsidiaries' ownership or operation of any of their respective current properties, (ii) its or any of its Subsidiaries' participation in the management of any property, or (iii) its or any of its Subsidiaries' holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property, which would reasonably be expected to have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any material liability or obligation pursuant to or under any Environmental Law that would reasonably be expected to have a Material Adverse Effect on Parent.

     4.18 Pooling of Interests. As of the date of this Agreement, Parent has no reason to believe that the Merger will not qualify as a pooling of interests for accounting purposes.

     4.19 Opinion of Financial Advisor. Parent has received the opinion of Lehman Brothers Inc., to the effect that, as of the date of this Agreement, the Common Exchange Ratio is fair from a financial point of view to Parent.

     4.20 Patents, Trademarks, Etc. Parent owns or possesses all legal rights to use all proprietary rights, including without limitation all trademarks, trade names, service marks and copyrights, that are material to the conduct of Parent's existing and proposed businesses. Except for the agreements listed on
Section 4.20 of the Parent Disclosure Schedule, Parent is not bound by or a party to any options, licenses or agreements of any kind with respect to any trademarks, service marks or trade names which Parent claims to own. Parent has not received any communications alleging that it or its Subsidiaries has violated or would violate any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity.

     4.21 Community Reinvestment Act Compliance. Each of Washington Mutual Bank and American Savings Bank, F.A. is in substantial compliance with the applicable provisions of the CRA and has received a CRA rating of "outstanding" from the OTS in its most recent exam, and Parent has no knowledge of the existence of any fact or circumstances or set of facts or circumstances which could be reasonably expected to result in Washington Mutual Bank or American Savings Bank, F.A. failing to be in substantial compliance with such provisions or having its current rating lowered.

                                   ARTICLE V

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

     5.1 Conduct of Businesses Prior to the Effective Time. Except as set forth in the Subject Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be, as expressly contemplated or permitted by this Agreement, or as required by applicable law, rule or regulation, during the period from the date of this Agreement to the Effective Time, each of Parent and Subject Company shall, and shall cause each of their respective Subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees and (iii) take no action which would reasonably be expected to adversely affect or delay the ability of either Parent or Subject Company to obtain any approvals of any Governmental Entity required to consummate the transactions contemplated hereby or to consummate the transactions contemplated hereby.

     5.2 Forbearances. Except as set forth in Section 5.2 of the Subject Company Disclosure Schedule or Section 5.2 of the Parent Disclosure Schedule, as the case may be, as expressly contemplated or permitted by this Agreement, or as required by applicable law, rule or regulation, during the period from the date of this Agreement to the Effective Time, neither Parent nor Subject Company shall, and neither Parent nor Subject Company shall permit any of their respective Subsidiaries to, without the prior written consent of the other:

          (a) adjust, split, combine or reclassify any capital stock; set any record or payment dates for the payment of any dividends or distributions on its capital stock except in the ordinary and usual course of business consistent with past practice; make, declare or pay any dividend or make any other distribution

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

     on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or except as otherwise permitted by this paragraph (a) grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock (except for (i) regular quarterly cash dividends on Subject Company Common Stock and on Parent Common Stock at a rate equal to the rates paid by each of Subject Company and Parent, as the case may be, during the fiscal quarter immediately preceding the date hereof, as such rates may be increased, in the case of Parent only, in the ordinary course of business consistent with past practice; provided, however, that no dividend shall be paid by Subject Company on Subject Company Common Stock if Subject Company shall be required to borrow to do so; (ii) in the case of Subject Company 8.30% Preferred Stock and Parent Preferred Stock, for regular quarterly or semiannual cash dividends thereon at the rates set forth in the applicable certificate of incorporation or certificate of designation for such securities; (iii) dividends paid by any of the wholly owned Subsidiaries of each of Parent and Subject Company to Parent or Subject Company or any of their wholly owned Subsidiaries, respectively, provided that no such dividend shall cause Great Western Bank to cease to qualify as a "well capitalized" institution under 12 CFR Part 565; and (iv) in the case of Parent only, the issuance of employee stock options and restricted stock consistent with past practices); or issue any additional shares of capital stock except (A) pursuant to the exercise of stock options outstanding as of the date hereof or, in the case of Parent only, issued after the date hereof in a manner consistent with past practice, (B) in the case of Parent only, the award of restricted shares of Parent Common Stock in a manner consistent with past practice, (C) pursuant to the Subject Company Rights Agreement, (D) pursuant to the Parent Rights Agreement, (E) pursuant to contracts or agreements in force at the date of this Agreement and set out in Section 5.2 of the Subject Company Disclosure Schedule and Section 5.2 of the Parent Disclosure Schedule, as the case may be, and (F) in connection with acquisitions and investments permitted by paragraph (c) hereof;

          (b) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity (other than a direct or indirect wholly owned Subsidiary), or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case that is material to such party, except (i) in the ordinary course of business consistent with past practice or (ii) pursuant to contracts or agreements in force at the date of this Agreement and set out in Section 5.2 of the Subject Company Disclosure Schedule or
     Section 5.2 of the Parent Disclosure Schedule, as the case may be;

          (c) except for transactions in the ordinary course of business consistent with past practice, make any material acquisition or investment either by purchase of stock or securities, merger or consolidation, contributions to capital, property transfers, or purchases of any property or assets of any other individual, corporation or other entity other than a wholly owned Subsidiary thereof; provided, however, that subject to clause
     (iii) of Section 5.1, Parent may enter into an agreement or agreements for, and may consummate, business combination transactions with other companies provided that the aggregate amount of assets of such companies does not exceed $5,000,000,000; provided, further, however that, notwithstanding anything to the contrary contained herein, Parent shall not make any acquisition that would require it to register as a bank holding company under the Bank Holding Company Act of 1956, as amended;

          (d) in the case of the Subject Company, only enter into, renew or terminate any contract or agreement, other than loans made in the ordinary course of business, that calls for aggregate annual payments of $500,000 and which is not either (i) terminable at will on 60 days or less notice without payment of a penalty or (ii) has a term of less than one year; or make any material change in any of its leases or contracts, other than renewals of contracts or leases for a term of one year or less without materially adverse changes to the terms thereof;

          (e) in the case of Subject Company only, other than general salary increases consistent with past practice, increase in any material respect the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or accelerate the vesting of any stock options or other stock-based compensation;

          (f) authorize or permit any of its officers, directors, employees, representatives or agents (collectively, "Representatives") to directly or indirectly solicit, initiate or encourage any inquiries relating to or that may reasonably be expected to lead to, or the making of any proposal which constitutes, a Takeover Proposal (as defined below), or recommend or endorse any Takeover Proposal, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement a Takeover Proposal, provided, however, that, at any time prior to the time its stockholders shall have voted to approve this Agreement, each of Parent and Subject Company may, and may authorize and permit its Representatives to, provide third parties with nonpublic information, otherwise facilitate any effort or attempt by any third party to make or implement a Takeover Proposal, recommend or endorse any Takeover Proposal with or by any third party, and participate in discussions and negotiations with any third party relating to any Takeover Proposal, if such party's Board of Directors, after having consulted with and considered the advice of its financial advisers and outside counsel, has determined in good faith that the failure to do so would create a reasonable possibility of a breach of the fiduciary duties of such party's Board of Directors. Each of Parent and Subject Company shall (i) advise the other orally (within one day) and in writing (as promptly as practicable) of the receipt of any such inquiry or proposal by it or by any of its Subsidiaries or any of its Representatives and (ii) unless its Board of Directors, after consulting with, and considering the advice of, its outside counsel, has determined in good faith that such action would create a reasonable possibility of a breach of the fiduciary duties of such Board of Directors, inform the other party orally and in writing, as promptly as practicable after the receipt thereof, of the material terms and conditions of any such inquiries or proposals (including the identity of the party making such inquiry or proposal) and shall keep the other party informed of the status thereof. Subject Company shall not furnish any nonpublic information to any other party pursuant to this Section 5.2(f) except pursuant to the terms of a confidentiality agreement containing terms substantially identical to the terms contained in the Confidentiality Agreement (as defined in Section 6.2(b) hereof). Subject Company will immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than Parent with respect to any of the foregoing and require the return (or if permitted by the terms of the applicable confidentiality agreement, the certified destruction) of all confidential information previously provided to such parties. As used in this Agreement, "Takeover Proposal" shall mean, with respect to any Person, any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Subject Company or Parent or any of their respective Subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, Subject Company or Parent or any of their respective Subsidiaries, other than the transactions contemplated or permitted by this Agreement; provided, however, that any proposal or offer involving the acquisition by Parent of any equity interest in or assets of any person, whether by tender or exchange offer, merger, consolidation or otherwise, or the disposition by Parent of assets, deposits or Subsidiaries, which is permitted by the terms of Section 5.2 of this Agreement shall not constitute a Takeover Proposal;

          (g) in the case of Subject Company only, make any capital expenditures in excess of (A) $500,000 per project or related series of projects or (B) $3,000,000 in the aggregate, other than expenditures necessary to maintain existing assets in good repair;

          (h) in the case of Subject Company only, make application for the opening, relocation or closing of any, or open, relocate or close any, branch or loan production office;

          (i) in the case of Subject Company only, make or acquire any loan or issue a commitment for any loan except for loans and commitments that are made in the ordinary course of business consistent with past practice or issue or agree to issue any letters of credit or otherwise guarantee the obligations of any other persons except in the ordinary course of business in order to facilitate the sale of REO;

          (j) except as otherwise permitted elsewhere in this Section 5.2, engage or participate in any material transaction or incur or sustain any material obligation not in the ordinary course of business;

          (k) in the case of Subject Company only, except as otherwise permitted hereby foreclose upon or otherwise acquire (whether by deed in lieu of foreclosure or otherwise) any real property (other than 1-to-4 family residential properties in the ordinary course of business);

          (l) in the case of Subject Company only, sell, transfer or otherwise convey or agree to sell, transfer or otherwise convey, Sierra Investment Management Corporation;

          (m) settle any claim, action or proceeding involving money damages which is material to Parent or Subject Company, as applicable, except in the ordinary course of business consistent with past practice;

          (n) take any action that would prevent or impede the Merger from qualifying (i) as a reorganization within the meaning of Section 368(a) of the Code or (ii) for pooling of interests accounting treatment;

          (o) amend its certificate of incorporation, bylaws or similar governing documents or the Subject Company Rights Agreement or the Parent Rights Agreement, as the case may be, in a manner that would materially and adversely affect either party's ability to consummate the Merger or the economic benefits of the Merger to either party; provided, however that prior to the meeting of Subject Company's stockholders held to vote on this Agreement, Subject Company shall not amend the Subject Company Rights Agreement without Parent's prior written consent;

          (p) in the case of Subject Company only, except in the ordinary course of business consistent with past practice or following prior consultation with Parent, materially change its investment securities portfolio policy, or the manner in which the portfolio is classified or reported;

          (q) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

          (r) make any changes in its accounting methods, except as may be required under law, rule, regulation or GAAP, in each case as concurred in by such party's independent public accountants;

          (s) in the case of Subject Company only, engage in the business of making or make any VA guaranteed or FHA insured mortgage loans;

          (t) in the case of Subject Company only, enter into any contracts or agreements or amendments or supplements thereto pertaining to any further development of specialized software for Subject Company or its Subsidiaries; or

          (u) agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     6.1 Regulatory Matters. (a) Parent and Subject Company shall promptly prepare and file with the SEC a Joint Proxy Statement and Parent shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Parent and Subject Company shall use all reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Parent and Subject Company shall thereafter mail the Joint Proxy Statement to their respective stockholders.

     (b) The parties hereto shall cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Merger and the Association Merger) and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Parent and Subject Company shall have the right to review in advance and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Subject Company or Parent, as the case may be, and any of their respective Subsidiaries which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Merger and the Association Merger) and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

     (c) Parent and Subject Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, Subject Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

     (d) Parent and Subject Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval (as defined below) will not be obtained or that the receipt of any such approval will be materially delayed.

     6.2 Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of Parent and Subject Company shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives and, during such period, each of Parent and Subject Company shall, and shall cause their respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal securities laws or Federal or state banking laws (other than reports or documents which Parent or Subject Company, as the case may be, is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as such other party may reasonably request. Neither Parent nor Subject Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

     (b) Each of Parent and Subject Company shall hold all information furnished by the other party or any of such party's Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, dated February 21, 1997, between Parent and Subject Company (the "Confidentiality Agreement").

     (c) No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

     6.3 Stockholders' Approvals. Each of Parent and Subject Company shall duly call, give notice of, convene and hold a meeting of its stockholders to be held as soon as practicable following the date hereof for the purpose of obtaining the requisite stockholder approvals required in connection with this Agreement and the Merger, and each shall use its best efforts to cause such meetings to occur on the same date. Subject Company shall, through its Board of Directors, recommend to its stockholders approval of the Merger and Parent shall, through its Board of Directors, recommend to its stockholders approval of the issuance of the shares of Parent Common Stock in the Merger as required by Nasdaq; provided, however, that this Section 6.3(a) shall not prohibit accurate disclosure by either party of information that is required in the S-4 or the Joint Proxy Statement or any other document required to be filed with the SEC (including without limitation a disclosure statement on Schedule 14D-9) or otherwise required by applicable law or regulation or the rules of the NYSE or Nasdaq to be publicly disclosed.

     6.4 Legal Conditions to Merger. (a) Subject to the terms and conditions of this Agreement, each of Parent and Subject Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and the Association Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by Subject Company or Parent or any of their respective Subsidiaries in connection with the Merger and the Association Merger and the other transactions contemplated by this Agreement.

     (b) Subject to the terms and conditions of this Agreement, each of Parent and Subject Company agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated hereby, including, without limitation, using reasonable best efforts to (i) modify or amend any contracts, plans or arrangements to which Parent or Subject Company is a party (to the extent permitted by the terms thereof) if necessary in order to satisfy the conditions to Closing set forth in Article VII hereof, (ii) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, and (iii) defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages.

     6.5 Affiliates. Each of Parent and Subject Company shall use its reasonable best efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act, in the case of affiliates of Subject Company, and for purposes of qualifying the Merger for pooling of interests accounting treatment, in the case of affiliates of either Parent or Subject Company) of such party to deliver to the other party, as soon as practicable after the date of this Agreement, and in any event prior to the date of the stockholders meetings called by Parent and Subject Company pursuant to Section 6.3 hereof, a written agreement, in the form and substance reasonably satisfactory to Subject Company (in the case of affiliates of Parent) and Parent (in the case of affiliates of Subject Company).

     6.6 Stock Exchange Listing. Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in the Merger and the New Parent Depositary Shares to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

     6.7 Employee Benefit Plans. (a) Parent agrees that, for a period of at least one year from and after the Effective Time, it shall, and shall cause its Subsidiaries to, provide to employees of the Subject Company immediately prior to the Effective Time (such employees, the "Subject Company Employees") compensation and benefits on terms no less favorable in the aggregate than those provided to similarly situated employees of Parent and its Subsidiaries. For purposes of all employee benefit plans of Parent or its Subsidiaries in which Subject Company Employees participate from and after the Effective Time (including all policies and employee fringe benefit programs, including vacation policies, of Parent or its Subsidiaries but excluding Parent's Service Award plan) and under which an employee's benefit depends, in whole or in part, on length of service, credit will be given to Subject Company Employees for service previously credited with the Subject Company or its Subsidiaries prior to the Effective Time to the extent that such crediting of service does not result in duplication of benefits; provided, however, that Parent shall determine each employee's length of service in a manner consistent with Parent's customary practice with respect to its employees. Parent shall also cause each employee benefit plan in which Subject Company Employees participate from and after the Effective Time to waive (i) any preexisting condition restriction which was waived under the terms of any analogous Plan immediately prior to the Effective Time or (ii) any waiting period limitation which would otherwise be applicable to a Subject Company Employee on or after the Effective Time to the extent such Subject Company Employee had satisfied any similar waiting period limitation under an analogous Plan prior to the Effective Time. Notwithstanding the generality of the foregoing, for a period of three (3) years, in the case of those beneficiaries who are entitled to participate in such Program pursuant to employment agreements, or two (2) years, in the case of those beneficiaries who are otherwise entitled to participate in such Program, commencing on the Effective Date, Parent agrees that it shall continue to maintain the Subject Company's Executive Medical Program, on terms no less favorable that those in effect as of the date hereof, for the benefit of those Subject Company Employees who are currently eligible to participate in such Program.

     (b) Notwithstanding the foregoing, Parent shall, and shall cause its Subsidiaries to, honor in accordance with their terms all Plans, each as amended to the date hereof, and other contracts, arrangements, commitments or understandings described in the Subject Company Disclosure Schedule; provided, however, that this paragraph (b) shall be subject to the provisions of paragraph
(f) hereof. Parent and Subject Company hereby acknowledge that consummation of the Merger will constitute a "Change in Control" for purposes of all Plans, contracts, arrangements and commitments that contain change in control provisions and agree to abide by the provisions of any Plan, contract, arrangement or commitment which relate to a Change in Control, including, but not limited to, the accelerated vesting and/or payment of equity-based awards under the Subject Company Stock Option Plans.

     (c) Subject Company and its Subsidiaries shall take all action necessary to ensure that no further mortgage loans will be made to employees under the Great Western employee loan program and to amend the retiree medical plans so that no additional retirees shall become entitled to continuing medical insurance benefits thereunder.

     (d) Subject Company and its Subsidiaries agree to amend their 401(k) plan prior to Closing (as hereinafter defined) so that participant loans are no longer available, and may amend their 401(k) plan to allow partial repayment of existing loans thereunder.

     (e) Subject Company shall consult with Parent and, to the extent permitted by applicable law and the governing instrument of the respective trusts, obtain Parent's prior approval which shall not be unreasonably withheld regarding the investments used to fund the two umbrella trusts for the nonqualified plans for directors and officers.

     (f) Except as otherwise provided herein, nothing in this Section 6.7 shall be interpreted as preventing Parent or its Subsidiaries from amending, modifying or terminating any of the Plans, or other contracts, arrangements, commitments or understandings, in accordance with their terms and applicable law.

     6.8 Indemnification; Directors' and Officers' Insurance. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of Subject Company or any of its Subsidiaries (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Subject Company, any of the Subject Company Subsidiaries or any of their respective predecessors or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, fiduciary or agent of another corporation, partnership, trust or other enterprise or (ii) this Agreement, or any of the transactions contemplated hereby and all actions taken by an Indemnified Party in connection herewith, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto to the extent set forth in the next sentence. It is understood and agreed that after the Effective Time, Parent shall indemnify and hold harmless, as and to the fullest extent permitted by the corporate governance documents of Subject Company or its Subsidiaries and the indemnification letters between the Subject Company and each of the directors and executive officers of Subject Company (the "Indemnification Letters") and by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is finally and unappealably determined that such Indemnified Party was not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Parent; provided, however, that (1) Parent shall have the right to assume the defense thereof and upon such assumption Parent shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Parent elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are or may be (whether or not any have yet actually arisen) issues which raise conflicts of interest between Parent and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them, and Parent shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Parent shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, (3) Parent shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (4) Parent shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by the corporate governance documents of Subject Company or its Subsidiaries, the Indemnification Letters or applicable law. Any Indemnified Party wishing to claim indemnification under this Section 6.8, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Parent thereof, provided that the failure to so notify shall not affect the obligations of Parent under this Section 6.8 except (and only) to the extent such failure to notify materially prejudices Parent. Parent's obligations under this Section 6.8 shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim (a "Claim") asserted or made within such period shall continue until the final disposition of such Claim.

     (b) Without limiting any of the obligations under paragraph (a) of this
Section 6.8, Parent agrees that all rights to indemnification and all limitations of liability existing in favor of the Indemnified Parties as provided in Subject Company's Restated Certificate of Incorporation or ByLaws or in the similar governing documents of any of Subject Company's Subsidiaries as in effect as of the date of this Agreement or as provided in the Indemnification Letters of Subject Company with respect to matters occurring on or prior to the Effective Time shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim; provided, further, however, that nothing contained in this Section 6.8(b) shall be deemed to preclude the liquidation, consolidation or merger of Subject Company or any Subject Company Subsidiary, in which case all of such rights to indemnification and limitations on liability shall be deemed to so survive and continue notwithstanding any such liquidation, consolidation or merger and shall constitute rights which may be asserted against Parent. Nothing contained in this Section 6.8(b) shall be deemed to preclude any rights to indemnification or limitations on liability provided in Subject Company's Restated Certificate of Incorporation or Bylaws or the similar governing documents of any of Subject Company's Subsidiaries with respect to matters occurring subsequent to the Effective Time to the extent that the provisions establishing such rights or limitations are not otherwise amended to the contrary.

     (c) Parent shall use its best efforts to cause the persons serving as officers and directors of Subject Company immediately prior to the Effective Time to be covered for a period of six (6) years from the

Effective Time by the directors' and officers' liability insurance policy maintained by Subject Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous to such directors and officers of Subject Company than the terms and conditions of such existing policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such.

     (d) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 6.8.

     (e) The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

     6.9 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, without limitation, any merger between a Subsidiary of Parent and a Subsidiary of Subject Company) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Parent.

     6.10 Advice of Changes. Parent and Subject Company shall promptly advise the other party of any change or event which, individually or in the aggregate with other such changes or events, has a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein.

     6.11 Subsequent Interim and Annual Financial Statements. As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter (other than the fourth quarter of a fiscal year) or 90 days after December 31, 1996 or the end of each fiscal year ending after the date of this Agreement, each party will deliver to the other party its Quarterly Report on Form 10-Q or its Annual Report on Form 10-K, as the case may be, as filed with the SEC under the Exchange Act.

                                  ARTICLE VII

                              CONDITIONS PRECEDENT

     7.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Stockholder Approval. The agreement of merger contained in this Agreement shall have been approved and adopted by the requisite affirmative vote of the holders of Subject Company Common Stock entitled to vote thereon and the issuance of shares of Parent Common Stock in the Merger shall have been approved by the requisite affirmative vote of the holders of Parent Common Stock entitled to vote thereon as required by Nasdaq.

          (b) Nasdaq Listing. The shares of Parent Common Stock which shall be issued to the stockholders of Subject Company upon consummation of the Merger and the New Parent Depositary Shares shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

          (c) Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").

          (d) S-4. The S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Merger.

          (f) Pooling. Each of Parent and Subject Company shall have received a letter from its independent public accountants, dated the Closing Date, in form and substance reasonably satisfactory to Parent and Subject Company, respectively, to the effect that the Merger will qualify for "pooling of interests" accounting treatment.

     7.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Subject Company set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception in such representations and warranties relating to materiality or a Material Adverse Effect, and provided, further, however, that, for purposes of this condition, such representations and warranties (other than the representations and warranties contained in Section 3.2(a), which shall be true and correct in all material respects) shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on Subject Company and its Subsidiaries taken as a whole. Parent shall have received a certificate signed on behalf of the Subject Company by the Chief Executive Officer and Chief Financial Officer of Subject Company to the foregoing effect.

          (b) Performance of Obligations of Subject Company. Subject Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of Subject Company by the Chief Executive Officer and the Chief Financial Officer of Subject Company to such effect.

          (c) Subject Company Rights Agreement. The rights issued pursuant to the Subject Company Rights Agreement shall not have become nonredeemable, exercisable, distributed or triggered pursuant to the terms of such agreement.

          (d) Federal Tax Opinion. Parent shall have received an opinion of Foster, Pepper & Shefelman, counsel to Parent ("Parent's Counsel"), in form and substance reasonably satisfactory to Parent, dated as of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and that, accordingly, for federal income tax purposes:

             (1) No gain or loss will be recognized by the shareholders of Subject Company who exchange (i) all of their Subject Company Common Stock solely for Parent Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Parent Common Stock) and (ii) all of their Subject Company 8.30% Preferred Stock solely for Parent New Preferred Stock pursuant to the Merger; and

             (2) The aggregate tax basis of (i) the Parent Common Stock received by shareholders who exchange all of their Subject Company Common Stock solely for Parent Common Stock pursuant to the Merger will be the same as the aggregate tax basis of the Subject Company Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received) and (ii) the Parent New Preferred Stock received by shareholders who exchange all of their Subject Company 8.30% Preferred Stock solely for Parent New Preferred Stock pursuant to the Merger will be the same as the aggregate tax basis of the Subject Company 8.30% Preferred Stock surrendered in exchange therefor .

          In rendering such opinion, Parent's Counsel may require and rely upon representations and covenants contained in certificates of officers of Parent, Subject Company and others.

     7.3 Conditions to Obligations of Subject Company. The obligation of Subject Company to effect the Merger is also subject to the satisfaction or waiver by Subject Company at or prior to the Effective Time of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception in such representations and warranties relating to materiality or a Material Adverse Effect, and provided, further, however, that, for purposes of this condition, such representations and warranties shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on Parent and its Subsidiaries taken as a whole. Subject Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.

          (b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Subject Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

          (c) Parent Rights Agreement. The rights issued pursuant to the Parent Rights Agreement shall not have become nonredeemable, exercisable, distributed or triggered pursuant to the terms of such agreement.

          (d) Federal Tax Opinion. Subject Company shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP ("Subject Company's Counsel"), in form and substance reasonably satisfactory to Subject Company, dated as of the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and that, accordingly, for federal income tax purposes:

             (1) No gain or loss will be recognized by the shareholders of Subject Company who exchange (i) all of their Subject Company Common Stock solely for Parent Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Parent Common Stock) and (ii) all of their Subject Company 8.30% Preferred Stock solely for Parent New Preferred Stock pursuant to the Merger; and

             (2) The aggregate tax basis of (i) the Parent Common Stock received by shareholders who exchange all of their Subject Company Common Stock solely for Parent Common Stock pursuant to the Merger will be the same as the aggregate tax basis of the Subject Company Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received) and (ii) the Parent New Preferred Stock received by shareholders who exchange all of their Subject Company 8.30% Preferred Stock solely for Parent New Preferred Stock pursuant to the Merger will be the same as the aggregate tax basis of the Subject Company 8.30% Preferred Stock surrendered in exchange therefor.

          In rendering such opinion, Subject Company's Counsel may require and rely upon representations and covenants contained in certificates of officers of Parent, Subject Company and others.

                                  ARTICLE VIII

                           TERMINATION AND AMENDMENT

     8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time:

          (a) by mutual consent of Parent and Subject Company in a written instrument, if the Board of Directors of each so determines;

          (b) by either the Board of Directors of Parent or the Board of Directors of Subject Company if (i) any Governmental Entity which must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or (ii) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

          (c) by either the Board of Directors of Parent or the Board of Directors of Subject Company if the Merger shall not have been consummated on or before March 31, 1998, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

          (d) by either the Board of Directors of Parent or the Board of Directors of Subject Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if the other party shall have breached (i) any of the covenants or agreements made by such other party herein or (ii) any of the representations or warranties made by such other party herein, and in either case, such breach (x) is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing and (y) would entitle the non-breaching party not to consummate the transactions contemplated hereby under Article VII hereof;

          (e) by either the Board of Directors of Parent or the Board of Directors of Subject Company if any approval of the stockholders of Parent or the Subject Company contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment or postponement thereof;

          (f) by either the Board of Directors of Parent or the Board of Directors of Subject Company, if the Board of Directors of the other party shall have withdrawn, modified or changed in a manner adverse to the terminating party its approval or recommendation of this Agreement and the transactions contemplated hereby; and

          (g) by (i) the Board of Directors of Parent if a tender offer or exchange offer for 25% or more of the outstanding shares of Subject Company Common Stock is commenced (other than by Parent or a Parent Subsidiary), and the Board of Directors of the Subject Company recommends that the stockholders of Subject Company tender their shares in such tender or exchange offer or otherwise fails to recommend that such stockholders reject such tender offer or exchange offer within ten business days after the commencement thereof (which, in the case of an exchange offer, shall be the effective date of the registration statement relating to such exchange offer); or (ii) the Board of Directors of Subject Company if a tender offer or exchange offer for 25% or more of the outstanding shares of Parent Common Stock is commenced and the Board of Directors of Parent recommends that the stockholders of Parent tender their shares in such tender or exchange offer or otherwise fails to recommend that such stockholders reject such tender or exchange offer within ten business days after the commencement thereof (which, in the case of an exchange offer, shall be the effective date of the registration statement relating to such exchange offer).

     8.2 Effect of Termination. (a) In the event of termination of this Agreement by either Parent or Subject Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, Subject Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 6.2(b), 8.2, and 9.3 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Subject Company shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

     (b) If this Agreement is terminated (A) by Parent pursuant to Section 8.1(f) or (g)(i), (B) by Parent or Subject Company pursuant to Section 8.1(e) because of a failure to obtain the required approval of the stockholders of Subject Company after a Takeover Proposal for Subject Company shall have been publicly disclosed, or any person shall have publicly disclosed an intention (whether or not conditional) to make a Takeover Proposal (it being agreed and understood that the proposal made with respect to Subject Company prior to the date hereof by H.F. Ahmanson & Company ("Ahmanson"), if not unconditionally withdrawn prior to the mailing of the Joint Proxy Statement to Subject Company's stockholders, shall be deemed to be a Takeover Proposal within the meaning of this clause), or (C) by Parent pursuant to Section 8.1(d) if the breach giving rise to such termination was willful and, at or prior to such termination, a Takeover Proposal shall have been made known to Subject Company or any of its Subsidiaries or shall have been publicly disclosed to Subject Company's stockholders, or any person shall have made known to Subject Company or any of its Subsidiaries or otherwise publicly disclosed an intention (whether or not conditional) to make a Takeover Proposal, and regardless of whether such Takeover Proposal shall have been rejected by Subject Company or withdrawn prior to the time of such termination, then in any such case Subject Company shall pay to Parent a termination fee of $75 million and reimburse Parent for its documented reasonable out-of-pocket expenses incurred by it in connection with this Agreement and the transactions contemplated hereby (including fees and expenses of legal, financial and accounting advisors), up to a maximum of $20 million in the aggregate (collectively, the "Initial Subject Company Termination Fee"). In addition, if, within 18 months after any such termination described in the preceding sentence that gave rise to an obligation to pay the Initial Subject Company Termination Fee, Subject Company enters into a definitive agreement with respect to or consummates a transaction contemplated in any Takeover Proposal with any party, Subject Company shall pay to Parent an additional termination fee equal to $100 million (the "Subsequent Subject Company Termination Fee").

     (c) Any Initial Subject Company Termination Fee that becomes payable pursuant to Section 8.1(b) shall be paid within one business day following the termination of this Agreement or the receipt of a request from Parent for such reimbursement, as the case may be. Any Subsequent Subject Company Termination Fee that becomes payable pursuant to Section 8.1(b) shall be paid within one business day following the earlier of the consummation of any such Takeover Proposal or the execution and delivery by Subject Company of a definitive agreement with respect to any such Takeover Proposal. Notwithstanding the foregoing, in no event shall Subject Company be obligated to pay any such fees to Parent if Parent was in material breach of its obligations under this Agreement immediately prior to the termination thereof.

     (d) Subject Company and Parent agree that the agreements contained in paragraph (b) above are an integral part of the transactions contemplated by this Agreement, that without such agreements Parent would not have entered into this Agreement, and that such amounts constitute liquidated damages and not a penalty. If Subject Company fails to pay Parent the amounts due under paragraph
(b) within the time periods specified in paragraph (c), Subject Company shall pay the costs and expenses (including legal fees and expenses) incurred by Parent in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the publicly announced prime rate of The Chase Manhattan Bank from the date such amounts were required to be paid.

     (e) For purposes of Section 8.2(b)(C), the proposal made prior to the date hereof by Ahmanson to enter into a business combination with Subject Company shall not be deemed to constitute a Takeover Proposal that has been publicly announced or otherwise made known to Subject Company; provided, however, that any Takeover Proposal made by Ahmanson after the date hereof, or any amendment or modification made after the date hereof to the proposal made by Ahmanson prior to the date hereof, shall constitute a Takeover Proposal for purposes of Section 8.2(b)(C).

     8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Subject Company and Parent; provided, however, that after any approval of the transactions contemplated by this Agreement by Subject Company's stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to the Subject Company stockholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     9.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties, which shall be the first day which is (a) the tenth business day of a month and (b) at least two business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof, other than conditions which by their terms are to be satisfied at Closing, or such date or time as the parties may mutually agree (the "Closing Date").

     9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

     9.3 Expenses. Except as provided in Section 8.2 hereof, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, provided, however, that (i) the costs and expenses of printing and mailing the Joint Proxy Statement, and all filing and other fees paid to the SEC in connection with the Merger, shall be borne equally by Parent and Subject Company and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Subject Company shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

     9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to Parent, to:

     Washington Mutual, Inc.
     1201 Third Avenue
     Seattle, WA 98101
     Fax: (206) 554-2790
     Attn: Marc R. Kittner
         Senior Vice President and
         Corporate Counsel

     with a copy to:

     Foster Pepper & Shefelman
     1111 Third Avenue
     Suite 3400
     Seattle, WA 98101
     Attn: Fay L. Chapman, Esq.

     and

     Simpson Thacher & Bartlett
     425 Lexington Avenue
     New York, NY 10017
     Attn: Charles I. Cogut, Esq.
        Lee Meyerson, Esq.

     (b) if to Subject Company, to:

     Great Western Financial Corporation
     9200 Oakdale Avenue
     Chatsworth, California 91311
     Attn: John F. Maher, President and Chief
         Executive Officer

     and

     J. Lance Erikson, Esq.
     Executive Vice President and
      General Counsel

     with a copy to:

     Skadden, Arps, Slate, Meagher & Flom LLP
     919 Third Avenue
     New York, New York 10022
     Fax: (212) 735-2000
     Attn: Peter Allan Atkins, Esq.
        Fred B. White, III, Esq.

     9.5 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". No provision of this Agreement shall be construed to require Subject Company, Parent or any of their respective Subsidiaries or affiliates to take any action which would violate or conflict with any applicable law (whether statutory or common), rule or regulation.

     9.6 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     9.7 Entire Agreement. This Agreement (together with the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement.

     9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.

     9.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     9.10 Publicity. Parent and Subject Company shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may upon the advice of outside counsel be required by law or the rules and regulations of the NYSE (in the case of Subject Company) or Nasdaq (in the case of Parent). Without limiting the reach of the preceding sentence, Parent and Subject Company shall cooperate to develop all public announcement materials and
(b) make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party. In addition, Subject Company and its Subsidiaries shall (a) consult with Parent regarding communications with customers, shareholders, prospective investors and employees related to the transactions contemplated hereby, (b) provide Parent with shareholder lists of Subject Company and (c) allow and facilitate Parent contact with shareholders of Subject Company and other prospective investors.

     9.11 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Except as otherwise specifically provided in Section 6.8 hereof, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     IN WITNESS WHEREOF, Parent, Merger Sub and Subject Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                          WASHINGTON MUTUAL, INC.

                                          By:          /s/  CRAIG TALL
                                            ------------------------------------
                                            Name:  Craig Tall
                                            Title:  Executive Vice President
                                                   Corporate Development

                                          GREAT WESTERN FINANCIAL CORPORATION

                                          By:          /s/  JOHN MAHER
                                            ------------------------------------
                                            Name:  John Maher
                                            Title:  President and Chief
                                              Executive Officer

                                          NEW AMERICAN CAPITAL, INC.

                                          By:      /s/  KERRY K. KILLINGER
                                            ------------------------------------
                                            Name:  Kerry K. Killinger
                                            Title:  President and Chief
                                              Executive Officer

                                                                      APPENDIX B


                                LEHMAN BROTHERS


                                                                   March 5, 1997

Board of Directors
Washington Mutual, Inc.
1201 Third Avenue
Seattle, WA 98101

Members of the Board:

     We understand that Washington Mutual, Inc. (the "Company") and Great Western Financial Corporation ("Great Western") have entered into a definitive merger agreement pursuant to which Great Western will be merged with and into the Company and each share of common stock of Great Western will be converted into the right to receive 0.9 shares (the "Exchange Ratio") of the Company's common stock (the "Merger"). The terms and conditions of the Merger are set forth in more detail in the Agreement and Plan of Merger dated as of March 5, 1997 by and among the Company, New American Capital, Inc. and Great Western (the "Merger Agreement").

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Exchange Ratio to be offered by the Company to the stockholders of Great Western in the Merger. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Merger.

     In arriving at our opinion, we reviewed and analyzed: (1) the Merger Agreement and the specific terms of the Merger, (2) such publicly available information concerning the Company and Great Western that we believe to be relevant to our analysis including, without limitation, the Forms 10-K for the year ended December 31, 1995 and preliminary draft copies of Forms 10-K for the year ended December 31, 1996, quarterly reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 1996 and recent press releases for the Company and Great Western, (3) financial and operating information with respect to the business, operations and prospects of the Company and Great Western furnished to us by the Company and Great Western, (4) a trading history of the common stock of the Company and Great Western and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company and Great Western with those of other companies that we deemed relevant, and (6) a comparison of the financial terms of the Merger with the financial terms of certain other recent transactions that we deemed relevant. In addition, we have had discussions with the management of the Company and Great Western concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects, and the potential cost savings, operating synergies, revenue enhancements and strategic benefits expected to result from a combination of the businesses of the Company and Great Western, and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company and Great Western that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company and Great Western, upon advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the respective managements of the Company and of Great Western, as to the future financial performance of the Company and Great Western including, without limitation, with respect to projected cost savings, operating synergies and revenue enhancements expected to result from a combination of the businesses of the Company and Great Western and that the Company and Great Western would perform, and that the combined company will perform, substantially in accordance with such projections. Upon advice of the Company and its legal and accounting advisors, we have assumed that the Merger will qualify for pooling accounting treatment and as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and therefore as a tax-free transaction. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of Great Western or the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of Great Western or the Company. In addition, we are not experts in the evaluation of loan portfolios or allowances for loan and real estate owned losses and, upon advice of the Company, we have assumed that the allowances for loan and real estate owned losses provided to us by the Company and used by us in our analysis and in arriving at our opinion are in the aggregate adequate to cover all such losses. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be offered by the Company to the stockholders of Great Western in the Merger is fair to the Company.

     We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company (including underwriting of public offerings of the Company's securities and acting as financial advisor to Keystone Holdings, Inc. in its sale to the Company) and for Great Western (including underwriting of public offerings of Great Western and its subsidiaries' securities and advising Great Western Bank in its sale of Great Western Financial Services to Aristar, Inc.) in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the debt and equity securities of the Company and Great Western for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Merger. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger.

                                          Very truly yours,

                                          LEHMAN BROTHERS

                                                                      APPENDIX C

Goldman, Sachs & Co. / 85 Broad Street / New York, New York 10004


Tel: 212-902-1000 / Fax: 212-357-4449

                                                                            LOGO
PERSONAL AND CONFIDENTIAL

March 5, 1997

Board of Directors
Great Western Financial Corporation
9200 Oakdale Avenue
Chatsworth, California 91311

Gentlemen and Madame:

You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Great Western Financial Corporation (the "Company") of the exchange ratio of 0.9 shares of Common Stock, no par value, of Washington Mutual, Inc. ("Washington Mutual") to be received for each Share (the "Exchange Ratio") pursuant to the merger (the "Merger") contemplated by the Agreement and Plan of Merger dated as of March 5, 1997 by and among Washington Mutual, New American Capital, Inc. and the Company (the "Agreement").

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as managing underwriter of its $300 million issue of Capital Securities in January 1997, and having acted as its financial advisor in connection with, and participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Washington Mutual from time to time and may provide investment banking services to Washington Mutual in the future. In addition, Goldman, Sachs & Co. is a full service securities firm and in the course of its trading activities it may from time to time effect transactions, for its own account or the account of customers, and hold positions in securities or options on securities of the Company and Washington Mutual.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1995; Annual Reports to Stockholders and Annual Reports on Form 10-K of Washington Mutual for the two years ended December 31, 1995; Annual Reports to Stockholders and Annual Reports to the FDIC on Form F-2 of Washington Mutual Savings Bank, predecessor to Washington Mutual, for the three years ended December 31, 1993; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Washington Mutual; certain other communications from the Company and Washington Mutual to their respective stockholders; and certain internal financial analyses and forecasts for the Company and Washington Mutual prepared by their respective managements, including analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies (collectively, the "Synergies"). We also have held discussions with members of the senior managements of the Company and Washington Mutual regarding the past and current business operations, financial condition and future prospects of their respective companies and each senior managements' assessment of the future prospects of the combined company. In addition, we have reviewed the reported price and trading activity for the Shares and Washington Mutual Common Stock,

Great Western Financial Corporation
March 5, 1997
Page Two

compared certain financial and stock market information for the Company and Washington Mutual with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the savings and loan industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In that regard, we have assumed, with your consent, that the financial forecasts, including, without limitation, the Synergies and projections regarding under-performing and non-performing assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the Company and Washington Mutual and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of the Company and Washington Mutual are in the aggregate adequate to cover all such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company or Washington Mutual or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed, with your consent, that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair to the holders of Shares.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
------------------------------------------------
GOLDMAN, SACHS & CO.

                                                                      APPENDIX D

Goldman, Sachs & Co. / 85 Broad Street / New York, New York 10004


Tel: 212-902-1000 / Fax: 212-357-4449

                                                                            LOGO
PERSONAL AND CONFIDENTIAL

March 25, 1997

Board of Directors
Great Western Financial Corporation
9200 Oakdale Avenue
Chatsworth, California 91311

Gentlemen and Madames:

You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Great Western Financial Corporation (the "Company") of the exchange ratio of 0.9 shares of Common Stock, no par value, of Washington Mutual, Inc. ("Washington Mutual") to be received for each Share (the "Exchange Ratio") pursuant to the merger (the "Merger") contemplated by the Agreement and Plan of Merger dated as of March 5, 1997 by and among Washington Mutual, New American Capital, Inc. and the Company (the "Agreement").

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as managing underwriter of its $300 million issue of Capital Securities in January 1997, and having acted as its financial advisor in connection with, and participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Washington Mutual from time to time and may provide investment banking services to Washington Mutual in the future. In addition, Goldman, Sachs & Co. is a full service securities firm and in the course of its trading activities it may from time to time effect transactions, for its own account or the account of customers, and hold positions in securities or options on securities of the Company and Washington Mutual.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Registration Statement on Form S-4 of Washington Mutual dated March 13, 1997, including the Joint Proxy Statement/Prospectus of Washington Mutual and the Company; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1996; Annual Reports to Stockholders and Annual Reports on Form 10-K of Washington Mutual for the three years ended December 31, 1996; Annual Reports to Stockholders and Annual Reports to the FDIC on Form F-2 of Washington Mutual Savings Bank, predecessor to Washington Mutual, for the two years ended December 31, 1993; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Washington Mutual; certain other communications from the Company and Washington Mutual to their respective stockholders; certain internal financial analyses and forecasts for the Company and Washington Mutual prepared by their respective managements, including analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies (collectively, the "Synergies"); the S-4 Registration Statement dated February 18, 1997 as amended March 18, 1997 of H.F. Ahmanson & Company ("Ahmanson"); and certain press releases and filings with the Securities and Exchange Commis-sion by the Company, Washington Mutual and Ahmanson in connection with the Merger, the Ahmanson proposal and related matters. We also have held discussions with members of the senior managements of the Company and Washington Mutual regarding the past and current business operations, financial condition and future prospects of their respective companies and each senior management's assessment of the future prospects of the combined company. In addition, we have reviewed the reported price and trading activity for the Shares and Washington Mutual Common Stock, compared certain financial and stock market information for the Company and Washington Mutual with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the savings and loan industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

     We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In that regard, we have assumed, with your consent, that the financial forecasts, including, without limitation, the Synergies and projections regarding under performing and non performing assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the Company and Washington Mutual and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of the Company and Washington Mutual are in the aggregate adequate to cover all such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company or Washington Mutual or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed, with your consent, that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote at the stockholders' meeting to be held in connection with the Merger.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair to the holders of Shares.

Very truly yours,

GOLDMAN, SACHS & CO.

                                                                      APPENDIX E
(LOGO)


                                                        Investment Banking

                                                        Corporate and
                                                        Institutional

                                                        Client Group

                                                        World Financial Center

                                                        North Tower

                                                        New York, New York
                                                        10281-1325

                                                        212 449 1000


                                 March 5, 1997

Board of Directors
Great Western Financial Corporation
9200 Oakdale Avenue
Chatsworth, CA 91311

Members of the Board:

     We understand that it is proposed that Washington Mutual, Inc. ("Washington Mutual") and Great Western Financial Corporation ("Great Western") are proposing to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Great Western will be merged with and into Washington Mutual in a transaction (the "Merger") in which each outstanding share of Great Western's common stock, par value $1.00 per share (the "Great Western Shares"), will be converted into the right to receive 0.90 shares (the "Exchange Ratio") of the common stock, no par value, of Washington Mutual (the "Washington Mutual Shares"), all as set forth more fully in the Agreement.

     You have asked us whether, in our opinion, the proposed Exchange Ratio in the Merger is fair to the shareholders of Great Western from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

      (1) Reviewed Great Western's Annual Reports on Form 10-K and related audited financial information for the five fiscal years ended December 31, 1995, a draft of Great Western's Annual Report on Form 10-K for the period ended December 31, 1996, and Great Western's Quarterly Reports on Form 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1996, June 30, 1996 and September 30, 1996;


      (2) Reviewed Washington Mutual's Annual Reports on Form 10-K and related audited financial information for the two fiscal years ended December 31, 1995, a draft of Washington Mutual's Annual Report on Form 10-K for the period ended December 31, 1996, Washington Mutual's Quarterly Reports on Form 10-Q and the related unaudited financial information for the quarterly periods ending March 31, 1996, June 30, 1996 and September 30, 1996, and Annual Reports to the FDIC on Form S-2 of Washington Mutual Savings Bank, predecessor to Washington Mutual for the three years ended December 31, 1993;


      (3) Reviewed certain limited financial information, including financial forecasts, relating to the respective business, earnings, assets, liabilities and prospects of Great Western and Washington Mutual furnished to us by senior management of Great Western and Washington Mutual;

      (4) Conducted certain discussions with members of senior management of Great Western and Washington Mutual concerning respective financial condition, businesses, earnings, assets, liabilities, operations, regulatory condition, financial forecasts, contingencies and prospects, of Great Western and Washington Mutual and their respective view as to the future financial performance of Great Western, Washington Mutual and the combined entity, as the case may be, following the Merger;

(LOGO)

      (5) Reviewed the historical market prices and trading activity for the Great Western Shares and the Washington Mutual Shares and compared them with that of certain publicly traded companies which we deemed to be relevant;

      (6) Compared the respective results of operations of Great Western and Washington Mutual with those of certain publicly traded companies which we deemed to be relevant;

      (7) Compared the proposed financial terms of the Merger contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

      (8) Reviewed the amount and timing of the projected cost savings, related expenses and revenue enhancements expected to result from the Merger (the "Expected Synergies"), as presented by the senior management of Washington Mutual;

      (9) Considered, based upon information provided by the senior management of Great Western and Washington Mutual, the pro forma impact of the transaction on the earnings and book value per share, consolidated capitalization and certain balance sheet and profitability ratios of Washington Mutual;

     (10) Reviewed a draft of the Agreement and Plan of Merger and related agreements; and

     (11) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed appropriate.

     In preparing our opinion, with your consent, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us by Great Western and Washington Mutual, including that contemplated in the numbered items above, and we have not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Great Western or Washington Mutual or any of their subsidiaries, nor have we been furnished any such evaluation or appraisal. We are not experts in the evaluation of allowances for loan losses and, with your consent, we have not made an independent evaluation of the adequacy of the allowance for loan losses of Great Western or Washington Mutual, nor have we reviewed any individual credit files relating to Washington Mutual or Great Western and, with your consent, we have assumed that the aggregate allowance for loan losses for each of Washington Mutual and Great Western is adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, we have not conducted any physical inspection of the properties or facilities of Great Western or Washington Mutual. With your consent, we have also assumed and relied upon the senior management of Great Western and Washington Mutual as to the reasonableness and achievability of the financial forecasts (and the assumptions and bases therefor) provided to, and discussed with, us. In that regard, we have assumed and relied with your consent that such forecasts, including without limitation, financial forecasts, evaluations of contingencies. Expected Synergies and projections regarding underperforming and non-performing assets, net charge-offs, adequacy of reserves, and future economic conditions reflect the best currently available estimates, allocations and judgments of the senior management of Great Western and Washington Mutual as to the future financial performance of Great Western, Washington Mutual or the combined entity, as the case may be. Our opinion is predicated on the Merger receiving the tax and accounting treatment contemplated in the Agreement. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     Our opinion has been rendered without regard to the necessity for, or level of, any restrictions, obligations, undertakings or divestitures which may be imposed or required in the course of obtaining regulatory approval for the Merger.

(LOGO)

     We have been retained by the Board of Directors of Great Western as an independent contractor to act as financial advisor to Great Western with respect to the Merger Proposal and will receive a fee for our services. We have, in the past, provided financial advisory and financing services to Great Western and Washington Mutual and received customary fees for the rendering of such services, including acting as lead underwriter for a 14.6 million share secondary public offering of Washington Mutual common stock in January 1997. In addition, in the ordinary course of our securities business, we may actively trade debt and/or equity securities of Great Western and Washington Mutual and their respective affiliates for our own account and the accounts of our customers, and we therefore may from time to time hold a long or short position in such securities. In addition, certain affiliates of Merrill Lynch & Co. act as investment advisors to publicly held mutual funds which owned, as of March 4, 1997, approximately 5.1 million shares of Great Western's Common Stock and approximately 0.5 million shares of Washington Mutual's Common Stock.

     Our opinion is directed to the Board of Directors of Great Western and does not constitute a recommendation to any shareholder of Great Western as to how such shareholder should vote at any shareholder meeting of Great Western held in connection with the Merger Proposal. This opinion is directed only to the proposed Exchange Ratio and is for the confidential use of the Board of Directors of Great Western and may not be reproduced, summarized, described or referred to or given to any other person without our consent.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed Exchange Ratio in the Merger is fair to the shareholders of Great Western from a financial point of view.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                    INCORPORATED

                                                                      APPENDIX F

                                                        Investment Banking

                                                        Corporate and
                                                        Institutional

                                                        Client Group

                                                        World Financial Center
                                                        North Tower

                                                        New York, New York
                                                        10281-1325

                                                        212 449 1000

(LOGO)

March 25, 1997

Board of Directors
Great Western Financial Corporation
9200 Oakdale Avenue
Chatsworth, CA 91311

Members of the Board:

     Washington Mutual, Inc. ("Washington Mutual") and Great Western Financial Corporation ("Great Western") have entered into an Agreement and Plan of Merger, dated March 5, 1997 (the "Agreement"), pursuant to which Great Western will be merged with and into Washington Mutual in a transaction (the "Merger") in which each outstanding share of Great Western's common stock, par value $1.00 per share (the "Great Western Shares"), will be converted into the right to receive
0.90 shares (the "Exchange Ratio") of the common stock, no par value, of Washington Mutual (the "Washington Mutual Shares"), all as set forth more fully in the Agreement.

     You have asked us to confirm, as of the date hereof, whether, in our opinion, the proposed Exchange Ratio in the Merger is fair to the shareholders of Great Western from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

      (1) Reviewed Great Western's Annual Reports on Form 10-K and related audited financial information for the five fiscal years ended December 31, 1996;

      (2) Reviewed Washington Mutual's Annual Reports on Form 10-K, and related audited financial information for the three fiscal years ended December 31, 1996 and Annual Reports to the FDIC on Form F-2 of Washington Mutual Savings Bank, predecessor to Washington Mutual for the two years ended December 31, 1993;

      (3) Reviewed the Washington Mutual Registration Statement on Form S-4 dated March 13, 1997;

      (4) Reviewed certain financial information, including financial forecasts, relating to the respective business, earnings, assets, liabilities and prospects of Great Western and Washington Mutual furnished to us by senior management of Great Western and Washington Mutual;

      (5) Conducted certain discussions with members of senior management of Great Western and Washington Mutual concerning the respective financial condition, businesses, earnings, assets, liabilities, operations, regulatory condition, financial forecasts, contingencies and prospects, of Great Western and Washington Mutual and their respective view as to the future financial performance of Great Western, Washington Mutual and the combined entity, as the case may be, following the Merger;

      (6) Reviewed the historical market prices and trading activity for the Great Western Shares and the Washington Mutual Shares and compared them with that of certain publicly traded companies which we deemed to be relevant;

(LOGO)

      (7) Compared the respective results of operations of Great Western and Washington Mutual with those of certain publicly traded companies which we deemed to be relevant;

      (8) Compared the proposed financial terms of the Merger as set forth in the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

      (9) Reviewed the amount and timing of the projected cost savings, related expenses and revenue enhancements expected to result from the Merger (the "Expected Synergies"), as presented by the senior management of Washington Mutual;

     (10) Considered, based upon information provided by the senior management of Great Western and Washington Mutual, the pro forma impact of the transaction on the earnings and book value per share, consolidated capitalization and certain balance sheet and profitability ratios of Washington Mutual;

     (11) Reviewed the Agreement and Plan of Merger and related agreements;

     (12) Reviewed the H.F. Ahmanson & Company ("Ahmanson") proposal to merge with Great Western pursuant to which each share of Great Western would be exchanged for between 1.10 and 1.20 shares of Ahmanson common stock, as set forth more fully in Ahmanson's Registration Statement on Form S-4 dated February 18, 1997 and Amendment No. 1 thereto dated March 18, 1997;

     (13) Reviewed certain press releases and filings with the SEC by Great Western, Washington Mutual and Ahmanson in connection with the Merger and the Ahmanson merger proposal and related matters; and

     (14) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed appropriate.

     In preparing our opinion, with your consent we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us by Great Western and Washington Mutual, including that contemplated in the numbered items above, and we have not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Great Western or Washington Mutual or any of their subsidiaries, nor have we been furnished any such evaluation or appraisal. We are not experts in the evaluation of allowances for loan losses and, with your consent, we have not made an independent evaluation of the adequacy of the allowance for loan losses of Great Western or Washington Mutual, nor have we reviewed any individual credit files relating to Washington Mutual or Great Western and, with your consent, we have assumed that the aggregate allowance for loan losses for each of Washington Mutual and Great Western is adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, we have not conducted any physical inspection of the properties or facilities of Great Western or Washington Mutual. With your consent, we have also assumed and relied upon the senior management of Great Western and Washington Mutual as to the reasonableness and achievability of the financial forecasts (and the assumptions and bases therefor) provided to, and discussed with, us. In that regard, we have assumed and relied with your consent that such forecasts, including without limitation, financial forecasts, evaluations of contingencies, Expected Synergies and projections regarding underperforming and nonperforming assets, net charge-offs, adequacy of reserves and future economic conditions reflect the best currently available estimates, allocations and judgments of the senior management of Great Western and Washington Mutual as to the future financial performance of Great Western, Washington Mutual or the combined entity, as the case may be. Our opinion is predicated on the Merger receiving the tax and accounting treatment contemplated in the Agreement. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

(LOGO)

     Our opinion has been rendered without regard to the necessity for, or level of, any restrictions, obligations, undertakings or divestitures which may be imposed or required in the course of obtaining regulatory approval for the Merger.

     We have been retained by the Board of Directors of Great Western as an independent contractor to act as financial advisor to Great Western with respect to the Merger Proposal and will receive a fee for our services. We have, in the past, provided financial advisory and financing services to Great Western and Washington Mutual and received customary fees for the rendering of such services, including acting as lead underwriter for a 14.6 million share secondary public offering of Washington Mutual common stock in January 1997. In addition, in the ordinary course of our securities business, we may actively trade debt and/or equity securities of Great Western and Washington Mutual and their respective affiliates for our own account and the accounts of our customers, and we therefore may from time to time hold a long or short position in such securities. In addition, certain affiliates of Merrill Lynch & Co. act as investment advisors to publicly held mutual funds which owned, as of March 21, 1997, approximately 4.93 million shares of Great Western's Common Stock and approximately 0.08 million shares of Washington Mutual's Common Stock.

     Our opinion is directed to the Board of Directors of Great Western and does not constitute a recommendation to any shareholder of Great Western as to how such shareholder should vote at any shareholder meeting of Great Western held in connection with the Merger Proposal. This opinion is directed only to the proposed Exchange Ratio and is for the confidential use of the Board of Directors of Great Western and may not be reproduced, summarized, described or referred to or given to any other person without our consent.

     On the basis of, and subject to the foregoing, we are of the opinion that the proposed Exchange Ratio in the Merger is fair to the shareholders of Great Western from a financial point of view.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER & SMITH
                                          INCORPORATED

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 23B.08.320 of the Washington Business Corporation Act (the "Corporation Act") provides that the personal liability of directors to a corporation imposed by Section 23B.08.310 of the Corporation Act may be eliminated by the articles of incorporation of the corporation, except in the case of acts or omissions involving certain types of conduct. At Article XIII of its Restated Articles of Incorporation, the Registrant has elected to eliminate the liability of directors to the Registrant to the extent permitted by law. Thus, a director of the Registrant is not personally liable to the Registrant or its shareholders for monetary damages for conduct as a director, except for liability of the director (i) for acts or omissions that involve intentional misconduct by the director or a knowing violation of law by the director, (ii) for conduct violating Section 23B.08.310 of the Corporation Act, or (iii) for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. If Washington law is amended to authorize corporate action that further eliminates or limits the liability of directors, then the liability of Washington Mutual directors will be eliminated or limited to the fullest extent permitted by Washington law, as so amended.

     Section 23B.08.560 of the Corporation Act provides that if authorized by
(i) the articles of incorporation, (ii) a bylaw adopted or ratified by the shareholders, or (iii) a resolution adopted or ratified, before or after the event, by the shareholders, a corporation will have the power to indemnify directors made party to a proceeding, or to obligate itself to advance or reimburse expenses incurred in a proceeding, without regard to the limitations on indemnification contained in Sections 23B.08.510 through 23B.08.550 of the Corporation Act.

     Pursuant to Article X of Washington Mutual's Restated Articles of Incorporation and Article VIII of Washington Mutual Bylaws, Washington Mutual must, subject to certain exceptions, indemnify and defend its directors against any expense, liability or loss arising from or in connection with any actual or threatened action, suit or proceeding relating to service for or at the request of Washington Mutual, including without limitation, liability under the Securities Act. Washington Mutual is not permitted to indemnify a director from or on account of acts or omissions of such director which are finally adjudged to be intentional misconduct, or from or on account of conduct in violation of RCW 23B.08.310, or a knowing violation of the law from or on account of any transaction with respect to which it is finally adjudged that such director received a benefit in money, property or services to which he or she was not entitled. If Washington law is amended to authorize further indemnification of directors, then Washington Mutual directors shall be indemnified to the fullest extent permitted by Washington law, as so amended. Also, pursuant to Article X of Washington Mutual's Restated Articles of Incorporation and Article VIII of Washington Mutual's Bylaws, Washington Mutual may, by action of the Washington Mutual Board, provide indemnification and pay expenses to officers, employees and agents of Washington Mutual or another corporation, partnership, joint venture, trust or other enterprise with the same scope and effect as above described in relation to directors. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Washington Mutual pursuant to the provisions described above, Washington Mutual has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


        EXHIBIT NO.                                   DESCRIPTION
        -----------     ------------------------------------------------------------------------
            2.1         Agreement and Plan of Merger between the Registrant, NACI and Great
                        Western, dated March 5, 1997. (Incorporated by reference to Appendix A of the Joint Proxy Statement/Prospectus included in this Registration
                        Statement). Registrant agrees to furnish supplementally to the
                        Commission upon request a copy of any omitted schedule.
            3.1*        Restated Articles of Incorporation of the Registrant, as amended (the
                        "Washington Mutual Articles").
            3.2*        Bylaws of the Registrant (Incorporated by reference to the Washington
                        Mutual, Inc. Annual Report to the Securities and Exchange Commission on
                        Form 10-K for the year ended December 31, 1995. File No. 0-25188).
            4.1*        Article II, Sections D(2), D(3), and D(4) of the Washington Mutual
                        Articles, which define the rights of holders of the Series C Preferred
                        Stock and the Series E Preferred Stock (filed together with Exhibit 3.1 hereto).
            4.2**       Rights Agreement, dated October 16, 1990.
            4.3**       Amendment No. 1 to the Rights Agreement, dated October 31, 1994.
            4.4**       Supplement to Rights Agreement, dated November 29, 1994.
            4.5*        Form of Indenture between the Registrant and Harris Trust and Savings
                        Bank, as Trustee, for the Washington Mutual Senior Unsecured 7 1/4%
                        Notes ("Senior Notes") (incorporated by reference to Washington Mutual,
                        Inc. Registration Statement on Form S-3, registration no. 33-93850).
            4.6*        First Supplemental Indenture dated November 26, 1996 and Second
                        Supplemental Indenture dated January 6, 1997 to the Indenture between
                        Washington Mutual, Inc. and Harris Trust and Savings Bank, as Trustee,
                        dated August 25, 1995, affecting the rights of the holders of the
                        Registrant's Senior Notes.
            4.7         Form of Certificate of Designations of the Series F Preferred Stock.
            5.1         Opinion of Foster Pepper & Shefelman PLLC.
            8.1         Tax Opinion of Foster Pepper & Shefelman PLLC.
           21.1*        List of Subsidiaries of the Registrant.
           23.1         Consent of Deloitte & Touche LLP.
           23.2         Consent of Price Waterhouse LLP.
           23.3         Consent of KPMG Peat Marwick LLP.
           23.4         Consent of Foster Pepper & Shefelman PLLC (included in its Opinions filed as Exhibits 5.1 and 8.1).
           23.5         Consent of Lehman Brothers Inc.
           23.6         Consent of Goldman, Sachs & Co.
           23.7         Consent of Merrill Lynch & Co.
           24.2         Powers of Attorney (included on the signature page of this Registration
                        Statement).
           99.1         Form of Proxy Card of Washington Mutual, Inc. (Common).
           99.2         Form of Proxy Card of Washington Mutual, Inc. (Preferred).
           99.3         Form of Proxy Card of Great Western Financial Corporation.


---------------

 * Incorporated by reference to Washington Mutual, Inc. Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 1996 (File No. 0-25188).

** Incorporated by reference to Washington Mutual, Inc. Current Report on Form
   8-K dated November 29, 1994 (File No. 025188).

ITEM 22. UNDERTAKINGS

     The Undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington on May 12, 1997.


                                          WASHINGTON MUTUAL, INC.

                                          By:      /s/ MARC R. KITTNER
                                             -----------------------------------
                                             Marc R. Kittner
                                          Title: Senior Vice President


     Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated below on the 12th day of May, 1997.


                      *                                                 *
---------------------------------------------     ---------------------------------------------
             Kerry K. Killinger                               William A. Longbrake
           Chairman, President and                        Executive Vice President and
      Chief Executive Officer; Director                      Chief Financial Officer
        (Principal Executive Officer)                     (Principal Financial Officer)

                                                                        *
                                                  ---------------------------------------------
                                                               Douglas G. Wisdorf
                                                      Senior Vice President and Controller
                                                         (Principal Accounting Officer)

                                                                        *
---------------------------------------------     ---------------------------------------------
              Douglas P.Beighle                                  Anne V. Farrell
                  Director                                          Director

                                                                        *
---------------------------------------------     ---------------------------------------------
               David Bonderman                                William P. Gerberding
                  Director                                          Director

                                                                        *
---------------------------------------------     ---------------------------------------------
             J. Taylor Crandall                              Dr. Samuel B. McKinney
                  Director                                          Director

                      *
---------------------------------------------     ---------------------------------------------
               Roger H. Eigsti                                  Michael K. Murphy
                  Director                                          Director

                      *
---------------------------------------------     ---------------------------------------------
               John W. Elllis                                 William G. Reed, Jr.
                  Director                                          Director

                      *
---------------------------------------------     ---------------------------------------------
               Daniel J. Evans                                   James H. Stever
                  Director                                          Director

*By:      /s/ MARC R. KITTNER

     ---------------------------------
     Marc R. Kittner
     Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                                       SEQUENTIALLY
EXHIBIT NO.                                 DESCRIPTION                                  NUMBERED
-----------   -----------------------------------------------------------------------  ------------
    2.1       Agreement and Plan of Merger between the Registrant, NACI and Great
              Western, dated March 5, 1997. (Incorporated by reference to Appendix A of the Joint Proxy Statement/Prospectus included in this Registration
              Statement). Registrant agrees to furnish supplementally to the
              Commission upon request a copy of any omitted schedule.................
    3.1*      Restated Articles of Incorporation of the Registrant, as amended (the
              "Washington Mutual Articles")..........................................
    3.2*      Bylaws of the Registrant (Incorporated by reference to the Washington
              Mutual, Inc. Annual Report to the Securities and Exchange Commission on
              Form 10-K for the year ended December 31, 1995. File No. 0-25188)......
    4.1*      Article II, Sections D(2), D(3), and D(4) of the Washington Mutual
              Articles, which define the rights of holders of the Series C Preferred
              Stock and the Series E Preferred Stock (filed together with Exhibit 3.1 hereto)................................................................
    4.2**     Rights Agreement, dated October 16, 1990...............................
    4.3**     Amendment No. 1 to the Rights Agreement, dated October 31, 1994........
    4.4**     Supplement to Rights Agreement, dated November 29, 1994................
    4.5*      Form of Indenture between the Registrant and Harris Trust and Savings
              Bank, as Trustee, for the Washington Mutual Senior Unsecured 7 1/4%
              Notes ("Senior Notes") (incorporated by reference to Washington Mutual,
              Inc. Registration Statement on Form S-3, Registration No. 33-93850)....
    4.6*      First Supplemental Indenture dated November 26, 1996 and Second
              Supplemental Indenture dated January 6, 1997 to the Indenture between
              Washington Mutual, Inc. and Harris Trust and Savings Bank, as Trustee,
              dated August 25, 1995, affecting the rights of the holders of the
              Registrant's Senior Notes..............................................
    4.7       Form of Certificate of Designations of the Series F Preferred Stock....
    5.1       Opinion of Foster Pepper & Shefelman PLLC..............................
    8.1       Tax Opinion of Foster Pepper & Shefelman PLLC..........................
   21.1*      List of Subsidiaries of the Registrant.................................
   23.1       Consent of Deloitte & Touche LLP.......................................
   23.2       Consent of Price Waterhouse LLP........................................
   23.3       Consent of KPMG Peat Marwick LLP.......................................
   23.4       Consent of Foster Pepper & Shefelman PLLC (included in its Opinions filed as Exhibits 5.1 and 8.1).........................................
   23.5       Consent of Lehman Brothers Inc.........................................
   23.6       Consent of Goldman, Sachs & Co.........................................
   23.7       Consent of Merrill Lynch & Co..........................................
   24.2       Powers of Attorney (included on the signature page of this Registration
              Statement).............................................................
   99.1       Form of Proxy Card of Washington Mutual, Inc. (Common)
   99.2       Form of Proxy Card of Washington Mutual, Inc. (Preferred)
   99.3       Form of Proxy card of Great Western Financial Corporation.


---------------

 * Incorporated by reference to Washington Mutual, Inc. Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 1996 (File No. 0-25188).

** Incorporated by reference to Washington Mutual, Inc. Current Report on Form
   8-K dated November 29, 1994 (File No. 025188).